FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934
For the month of August 2010
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ......).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
HSBC Holdings plc

By: /s/ D J Flint

Name: D J Flint

Title: Chief Financial Officer,
          Executive Director,
          Risk and Regulation

Date: August 6, 2010

HSBC HOLDINGS PLC
Interim Report 2010
Headquartered in London, HSBC is one of the largest banking and financial services organisations in the world. Its international network comprises some 8,000 offices in 87 countries and territories in Europe; Hong Kong; Rest of Asia-Pacific; the Middle East; North America and Latin America.
     With listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC Holdings plc are held by over 220,000 shareholders in 124 countries and territories. The shares are traded on the New York Stock Exchange in the form of American Depositary Shares.
     HSBC provides a comprehensive range of financial services to around 100 million customers through four customer groups and global businesses: Personal Financial Services (including consumer finance); Commercial Banking; Global Banking and Markets; and Private Banking.
Certain defined terms
Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’ or the ‘Group’ means HSBC Holdings together with its subsidiaries. Within this document, the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares classified as equity.
HSBC’s Interim Financial Statements and Notes thereon, as set out on pages 204 to 232, have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Services Authority and International Accounting Standard (‘IAS’) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’) and endorsed by the European Union (‘EU’). The consolidated financial statements of HSBC at 31 December 2009 were prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the IASB, and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2009, there were no unendorsed standards effective for the year ended 31 December 2009 affecting the consolidated financial statements at that date, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2009 were prepared in accordance with IFRSs as issued by the IASB. At 30 June 2010, there were no unendorsed standards effective for the period ended 30 June 2010 affecting these interim consolidated financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.
     HSBC uses the US dollar as its presentation currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts and funds its business. Unless otherwise stated, the information presented in this document has been prepared in accordance with IFRSs.
     When reference is made to ‘underlying’ or ‘underlying basis’ in tables or commentaries, comparative information has been expressed at constant currency (see page 12) and adjusted for the effects of acquisitions and disposals.

HSBC HOLDINGS PLC

Operating and Financial Review
Principal activities	11
Strategic direction	11
Challenges and uncertainties	11
Reconciliation of reported and underlying profit	11
Financial summary	14
Income statement	14

Group performance by income and expense item	15
Economic profit/(loss)	25
Balance sheet	26
Other information	28
Customer groups and global businesses	30
Geographical regions	46

Impact of Market Turmoil
Background and disclosure policy	97
Overview of exposure	98
Business model	102
Risk management	103
Accounting policies	103

Nature and extent of HSBC’s exposures	103
Fair values of financial instruments	114
Special purpose entities	125
Other off-balance sheet arrangements and commitments	136

Risk
Current challenges in regulation and supervision	138
Risk management	140
Credit risk	141
Liquidity and funding	172

Market risk	175
Operational risk	183
Reputational risk	184
Risk management of insurance operations	185
Capital management and allocation	189

Board of Directors and Senior Management	198

Financial Statements	204

Notes on the Financial Statements[1]	212

Additional Information	235

Directors’ interests	235
Employee share option plans	238
Notifiable interests in share capital	243
Dealings in HSBC Holdings shares	243
First interim dividend for 2010	244
Second interim dividend for 2010	244
Proposed interim dividends for 2010	245

Interim Management Statement	245
Final results	245
Corporate governance	245
Telephone and online share dealing service	245
Stock codes	246
Copies of the Interim Report 2010 and shareholder enquiries and communications	246

Glossary	248

Index	257

1	Detailed contents are provided on the referenced page.

HSBC HOLDINGS PLC
Financial Highlights
For the half-year
•	Group pre-tax profit 121 per cent higher at US$11,104 million (US$5,019 million in the first half of 2009).

•	Underlying pre-tax profit up by US$2,245 million or 30 per cent to US$9,630 million.

•	Profit attributable to shareholders of the parent company 102 per cent higher at US$6,763 million (US$3,347 million in the first half of 2009).

•	Total operating income 1 per cent higher at US$40,672 million (US$40,248 million in the first half of 2009).

•	Net operating income before loan impairment charges and other credit risk provisions 2 per cent higher at US$35,551 million (US$34,741 million in the first half of 2009).

•	Return on average shareholders’ equity of 10.4 per cent (6.4 per cent in the first half of 2009).

•	Earnings per ordinary share 81 per cent higher at US$0.38 (US$0.21 in the first half of 2009).
Dividends and capital position
•	Second interim dividend for 2010 of US$0.08 per ordinary share which, together with the first interim dividend for 2010 of US$0.08 per ordinary share already paid, represents US$0.16 per share for 2010, the same as for the first half of 2009.

•	Core tier 1 ratio of 9.9 per cent and tier 1 ratio of 11.5 per cent.

Profitability and balance sheet data

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
For the period
Total operating income	40,672	40,248	38,383
Profit before tax	11,104	5,019	2,060
Profit attributable to shareholders of the parent company	6,763	3,347	2,487
Dividends	3,261	2,728	2,911

At the period-end
Total equity	143,323	125,298	135,661
Total shareholders’ equity	135,943	118,355	128,299
Capital resources[1]	154,886	155,186	155,729
Customer accounts	1,147,321	1,163,343	1,159,034
Total assets	2,418,454	2,421,843	2,364,452
Risk-weighted assets	1,075,264	1,159,274	1,133,168

	US$	US$	US$
Per ordinary share
Basic earnings	0.38	0.21	0.13
Diluted earnings	0.38	0.21	0.13
Dividends[2]	0.18	0.18	0.16
Net asset value at period end	7.35	6.63	7.17
Capital and performance ratios (annualised)

	%	%	%
Capital ratios
Core tier 1 ratio	9.9	8.8	9.4
Tier 1 ratio	11.5	10.1	10.8
Total capital ratio	14.4	13.4	13.7

Performance ratios
Return on average invested capital[3]	9.4	5.0	3.3
Return on average total shareholders’ equity[4]	10.4	6.4	4.3
Post-tax return on average total assets	0.62	0.31	0.24
Post-tax return on average risk-weighted assets	1.33	0.66	0.51

Credit coverage ratios
Loan impairment charges as a percentage of total operating income	17.8	33.1	30.2
Loan impairment charges as a percentage of average gross customer advances	1.70	3.08	2.58
Total impairment allowances outstanding as a percentage of impaired loans at period end	79.0	86.6	83.2

Efficiency and revenue mix ratios
Cost efficiency ratio[5]
— reported	50.9	47.9	56.4
As a percentage of total operating income:
— net interest income	48.6	51.0	52.6
— net fee income	20.9	20.9	24.1
— net trading income	8.7	15.5	9.4

Financial ratio
Average total shareholders’ equity to average total assets	5.5	4.3	4.7

Foreign exchange translation rates to US$
Closing — £:US$1	0.667	0.605	0.616
— €:US$1	0.815	0.710	0.694
Average — £:US$1	0.656	0.673	0.611
— €:US$1	0.755	0.751	0.688
For footnotes, see page 4.

HSBC HOLDINGS PLC
Financial Highlights (continued)
Share information

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
US$0.50 ordinary shares in issue (million)	17,510	17,315	17,408
Market capitalisation (billion)	US$161	US$141	US$199
Closing market price per ordinary share:
— London	£6.152	£5.025	£7.09
— Hong Kong	HK$72.65	HK$65.65	HK$89.40
Closing market price per American Depositary Share (‘ADS’)[6]	US$45.59	US$41.77	US$57.09

	Over 1 year	Over 3 years	Over 5 years
HSBC total shareholder return to 30 June 2010[7]	126.9	90.3	102.6
Benchmarks:
FTSE 100[8]	119.8	83.8	115.8
MSCI World[9]	110.8	70.6	103.1
MSCI Banks[9]	106.9	48.6	68.9

1	Capital resources are total regulatory capital, the calculation of which is set out on page 193.

2	Dividends recorded in the financial statements are dividends per ordinary share declared in the first six months of 2010 and are not dividends in respect of, or for, the period.

3	The definition of return on average invested capital and a reconciliation to the equivalent Generally Accepted Accounting Principles (‘GAAP’) measures are set out on page 25.

4	The return on average total shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by average total shareholders’ equity.

5	The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.

6	Each ADS represents five ordinary shares.

7	Total shareholder return is defined on page 19 of the Annual Report and Accounts 2009.

8	The Financial Times Stock Exchange 100 Index.

9	The Morgan Stanley Capital International World Index and the Morgan Stanley Capital International World Banks Index.

Cautionary statement regarding forward-looking statements
This Interim Report 2010 contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC’s expectations or beliefs concerning future events and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ, in some instances materially, from those expressed or implied in such statements. For example, certain of the market risk disclosures, some of which are only estimates and, therefore, could be materially different from actual results, are dependent on key model characteristics and assumptions and are subject to various limitations. Certain statements that are not historical facts, such as those that include the words ‘potential’, ‘value at risk’, ‘expects’, ‘anticipates’, ‘objective’, ‘intends’, ‘seeks’, ‘plans’, ‘believes’, ‘estimates’, and similar expressions or variations on such expressions may be considered ‘forward-looking statements’.
     Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission (‘SEC’), summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.
     Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and it should not be assumed that they have been revised or updated in the light of new information or future events. Past performance cannot be relied on as a guide to future performance. Trends and factors that are expected to affect HSBC’s results of operations are described in the ‘Operating and Financial Review’, ‘Market Turmoil’ and ‘Risk’. A more detailed cautionary statement is given on pages 6 and 7 of the Annual Report and Accounts 2009.

HSBC HOLDINGS PLC
Group Chief Executive’s Review

Group financial performance strongly ahead
At HSBC, we have a clear and distinctive strategy. It is to rebalance the Group towards the needs of a fast-changing global economy, while keeping our strong capital and liquidity position. Our focus is therefore to build upon our unrivalled franchise in emerging markets, while delivering connectivity for our customers everywhere in an increasingly connected world. That HSBC delivered a strongly improved performance in the first half of 2010 is in large part thanks to this strategy and our success in repositioning and transforming the business to deliver on it.
     Our Personal Financial Services and Commercial Banking businesses delivered significantly improved results, adding to another very strong performance in Global Banking and Markets. On a reported basis, pre-tax profits more than doubled to US$11.1 billion compared with the first half of 2009, including the impact of movements on the fair value on our own debt relating to credit spreads. Underlying pre-tax profits1 increased by 30 per cent to US$9.6 billion year-on-year, driven by significantly reduced loan impairment charges.
     With regulatory change ahead, capital and funding strength will become even more important in deciding which banks can grow and which are left behind. Maintaining our strong balance sheet therefore remains core to our banking philosophy. We further strengthened our tier 1 capital through underlying profit generation and capital issuance.

1	Commentary on financial performance is given on an underlying basis unless otherwise stated.

2	All references to July are July 2010.
We increased our tier 1 capital ratio to 11.5 per cent, we grew our core tier 1 ratio to 9.9 per cent and the outcome of the EU-wide stress test exercise by the Committee of European Banking Supervisors in July2 confirmed the robustness of our capital position. Our ratio of customer advances to deposits remained steady at under 80 per cent, providing a broad indication of our funding strength and keeping our distinctive liquidity position.
     As one of the industry’s leading dividend payers, HSBC recognises the importance of dividend income to all our shareholders, not least our many retail investors. We declared dividends on ordinary shares of US$2.8 billion in respect of the first half of the year including a second interim dividend of eight US cents per ordinary share, payable on 6 October 2010. Return on average total shareholders’ equity improved to 10.4 per cent on a reported basis and was 9.3 per cent excluding the impact of movements on the fair value of our own debt related to credit spreads. As we reduce our run-off portfolios, we believe shareholders’ continuing support of HSBC will be rewarded with improving returns — albeit towards the lower end of the target range — in the medium term.
     Once again, emerging economies led the global recovery in the first half. Government infrastructure investment continued apace, while flows of cross-border trade and investment sustained their rapid recovery. We continued to rebalance our assets steadily towards the world’s emerging markets and to build new revenue streams across the Group, positioning the business for sustainable growth.
     Despite increasing economic uncertainty towards the end of the period, we saw appetite for credit grow steadily, especially among our business customers. This is now feeding through into lending growth, a trend we expect to continue. In the first half of the year, we added assets in targeted segments to the balance sheet, more than offsetting the effect of the run-off in our exit portfolios. We grew loans and advances to customers in all regions and by four per cent overall, compared with the end of 2009. Geographically, the strongest growth was in Asia, where we grew lending by 15 per cent. In Commercial Banking we grew lending by nine per cent globally.
     We gained share of international trade volumes, made progress in building our Insurance and Wealth Management businesses, and expanded our advisory services in Global Banking and Markets. As a result, fee income rose overall outside the US. Overall,

HSBC HOLDINGS PLC
Group Chief Executive’s Review (continued)

revenues were broadly in line with the second half of 2009. However, as we expected, they were lower than in the first half, given the exceptional market conditions in that period, especially in Global Banking and Markets. This also reflected our success in reducing and repositioning Personal Financial Services portfolios away from Consumer Finance and other unsecured lending products.
     As we focus on building a high quality asset base for the future, it is encouraging that loan impairment charges now stand at their lowest levels since the start of the financial crisis. They almost halved overall, reducing by US$6.8 billion to US$7.5 billion year-on-year. This reflects the benefit of more stable economic conditions for many of our customers and follows our actions, begun before the crisis, to reduce exposure to unsecured lending outside our key relationships, to exit unprofitable business lines and to tighten underwriting standards for new business.
     We continued to invest in expanding the business and transforming our operations. However, we did so with a focus on cost control. As a result, our cost efficiency ratio was only slightly above our target range at 53.1 per cent. Costs were broadly unchanged, excluding the impact of the one-off pension gain in the first half of 2009, and the UK and French payroll taxes on 2009 bonuses and pension curtailment accounting gain in the US which were accounted for in the current period. Overall, operating expenses were five per cent higher.
Profitable in every region outside North America
In Asia, performance was comfortably ahead, with pre-tax profits increasing by 20 per cent to US$5.6 billion. As levels of trade activity improved from the lows of a year ago and demand for credit, investment and insurance products increased, we continued to meet our customers’ growing financial needs. The contribution of Asian profits generated outside Hong Kong grew to 50 per cent, underlining our growing presence across the region.
     Pre-tax profits in Latin America increased by 36 per cent to US$0.9 billion, largely driven by improved credit experience in our retail businesses as we ran off higher risk consumer portfolios.
     In the Middle East, pre-tax profits were down by 39 per cent at US$393 million but were well ahead of the second half of 2009. Loan impairment charges were modestly higher year-on-year but more than halved in comparison with the second half of 2009 as credit delinquency trends improved. We have seen customer activity beginning to pick up and believe the region has a sustainable and strong future.
     In Europe, pre-tax profits were strongly ahead in Personal Financial Services and were also higher in Commercial Banking. Overall, they were 19 per cent lower at US$2.8 billion, as Global Banking and Markets revenues reduced from the exceptional first half performance of 2009.
     Profits in the UK accounted for 52 per cent of the European total. In the UK, we grew international trade volumes and increased mortgage lending. The quality of the new mortgage book is illustrated by a low average loan to value ratio of 53 per cent.
     Continental Europe represented 48 per cent of total European pre-tax profits. We strengthened our management team to focus more closely on opportunities for growth across the region and began to centralise our processing operations to deliver greater economies of scale. Despite weak and volatile market conditions, HSBC successfully managed its sovereign risk exposures in respect of Greece, Portugal, Spain and Ireland which were US$4 billion and the overall quality of our sovereign debt portfolio remains strong.
     It is an encouraging sign of progress in the US that performance in North America was ahead by some US$2 billion, resulting in a significantly reduced pre-tax loss of US$80 million. Loan impairment charges fell markedly and we made good progress in developing our continuing businesses generally — including Premier, international trade finance, and our Global Banking and Markets business where we continued to support the needs of our Latin American corporate clients.
     Our US Consumer Finance run-off portfolios continued to decrease in line with our expectations. We reduced total balances across these portfolios by a further US$10 billion to US$69 billion since the end of 2009. In July, we also agreed in principle to sell the remainder of the vehicle finance loan portfolio and other related assets to an unaffiliated third party. The sale is expected to close in the third quarter of 2010.
Profitable in every customer group
Led by these improvements in the US, Personal Financial Services returned to profit for the first time in two years. Pre-tax profits were US$1.2 billion, following an improvement of US$2.5 billion year-on-year. We benefited from a stronger credit experience, in part driven by improved collections processes. We also saw stronger sales of wealth management, insurance and mortgage products and higher customer deposits.

     In Commercial Banking, pre-tax profits were also well ahead, rising by 40 per cent to US$3.1 billion, reflecting an improvement in the economic environment, supported by active portfolio management during the crisis, robust revenues and progress in rebuilding the balance sheet through selective lending growth.
     Although pre-tax profits were down 13 per cent at US$5.6 billion, Global Banking and Markets reported its second best performance of any half-year period, reinforcing the success of our emerging markets-led, financing-focused strategy. The business remained highly diversified with the largest revenue stream contributing some 20 per cent of the total. Balance Sheet Management revenues were lower, but they were robust and opportunities remained to redeploy our liquidity efficiently.
     Private Banking pre-tax profits were 13 per cent lower at US$0.6 billion, largely due to the impact of low interest rates. However, net new money inflows totalled US$7.3 billion, the majority of which were from emerging markets.
Building on our distinctive strengths
At HSBC, we are very clear about what makes us a different kind of bank and we are building on those strengths that enable us to serve our customers best.
Connecting customers across regions
As we see other companies in all industries working to build global scale, we are thankful for the global reach that comes from 145 years of doing business as an international bank. We are constantly working to harness the connectivity this provides so we can better meet the needs of our international customers.
     Global Banking and Markets provides an excellent example of this in action. Our global network allows us to service customers with cross-border trading or financing needs anywhere in the world, by accessing the expertise in our major dealing rooms in centres like London, Paris, New York and Hong Kong. This has helped us to increase the revenue contribution from emerging markets, which grew from 35 per cent to 37 per cent year-on-year.
Reinforcing our position as the world’s leading emerging markets bank
In July, Euromoney recognised the breadth and depth of HSBC’s presence across the world’s faster-growing regions by naming us ‘Best Global Emerging Markets Bank’. Throughout the first half, we continued to rebalance our footprint towards these regions and we expect them to account for the majority of global growth for the foreseeable future.
     There is no market of greater strategic importance to HSBC than Greater China. We continue to protect and build on our position as the leading international bank in mainland China, where we opened our 100th HSBC-branded outlet and opened a flagship new China Head Office in Shanghai. We are building on our strategic partnerships and subscribed for our full entitlement of H-shares in the Bank of Communications rights issue. We also incorporated locally in Taiwan which will complement our platforms in Hong Kong and mainland China and improve our access to the region.
     We are committed to building our presence in India too and so, in July, we announced our third investment in two years through the acquisition of the Indian retail and commercial operations of the Royal Bank of Scotland. This will significantly increase our scale in Asia’s third largest economy and give us access to 1.1 million customer relationships. Subject to regulatory approvals, we expect to complete the deal in the first half of 2011.
     In June, we also announced an acquisition to increase our presence in Kazakhstan, a fast-growing economy with important trade links to mainland China.
Maintaining our funding strength
One of the key lessons to emerge from the financial crisis was the critical importance of stable liquidity. At HSBC, deposits have always been fundamental to everything we do and they remain the fuel for our future growth.
     It is proof of our brand strength that — at a time of low interest rates and intense competition for savings — we increased customer deposit balances by three per cent to US$1,147 billion during the period. The effect on our profits of low deposit spreads remains significant, but I believe HSBC is a bank well positioned to benefit from a progressive rise in interest rates. Just as important as the financial returns, our liquidity position means we can respond to new growth opportunities as soon as they emerge — not least in Asia, where our funding base is particularly strong.
Building a customer base for tomorrow
There is no greater opportunity for HSBC in Personal Financial Services than serving the needs of the world’s 180 million mass affluent individuals. These customers are typically highly mobile, with

HSBC HOLDINGS PLC
Group Chief Executive’s Review (continued)

significant cross-border requirements that play to our strengths as a global bank.
     Premier is our flagship product for this sector and we are on track to build our customer base to six million by the end of 2011. In June, the monthly increase in Premier customer numbers reached 100,000 and, at the end of the period, total numbers reached 3.9 million. Revenues from Premier customers can be over four times that generated by a standard account in the current interest rate environment. Furthermore, wealth management products account for an increasing proportion of Premier revenues, highlighting our ability to manufacture and deliver a full suite of products of real value to affluent customers over their lifetimes. Looking to the longer term, we have now also launched Advance in 22 countries, an international proposition for the next generation of potential Premier customers.
     As trade volumes recover and the direction of global investment shifts, international business customers have continued to turn to HSBC and to benefit from our global scale and connectivity across the world’s emerging and developed markets. In Commercial Banking, international customers typically generate more than double the revenues of domestically focused companies and we grew this customer base by 16 per cent. Building relationships with small and medium-size companies is also core to our future growth strategy, and we increased these customer numbers by three per cent to 3.3 million, with 84 per cent of new customers in emerging markets.
     Within Global Banking and Markets, we are focusing on building broad-based relationships with those international customers where we are best equipped to meet their full range of financial needs and we have the greatest opportunity to grow revenues. Working together, Private Banking and Global Banking and Markets launched a family office partnership to provide better, more holistic relationship management, for our wealthiest clients. Private Banking also continued to focus on developing business in emerging markets and was recognised as ‘Best Global Wealth Manager’ by Euromoney in July.
Building sustainable revenue streams for the future
With a very clear understanding of our customers and their future needs, we are carefully developing our range of products and services in response. We are targeting those areas where we know HSBC has distinctive strengths, where the revenue opportunity is big enough to make a difference and where the risk-adjusted returns are most attractive.
Expanding our wealth management offering
People in most of our key markets are living longer and demanding longer-term financial products, presenting great opportunities to grow our wealth management business. We are increasing share in key markets including Hong Kong, the UK and Canada and developing new products to meet the needs of our Premier customers. In 2009, we launched World Selection, a dynamically managed multi-manager fund product, bringing a diverse range of international assets to our local retail customers. In the first half of 2010, we extended the product to 21 countries and increased funds under management by 59 per cent to US$4.1 billion. We also launched five new Exchange Traded Funds (‘ETF’s) and, in July, announced the launch of our first emerging market ETF for Brazil as we continue to make low-cost access to global markets available for our retail customers.
Building our emerging market insurance platforms
As growth in demand for insurance in emerging markets accelerates, we are investing for the future with encouraging success, particularly in Asia and Latin America. Our ambition is to be the leading international bancassurer in Asia within the next decade.
     We have already built a leading life insurance business in Hong Kong through our integrated bancassurance strategy. In mainland China, HSBC Life has grown rapidly within its first year of operation. In India, our joint venture with Canara Bank and Oriental Bank of Commerce is a top 12 international insurer in the country after two years of operation. Our commitment to Asia was further underlined in January when we increased our investment in Vietnam — one of the fastest-growing ASEAN economies — by increasing our stake in Bao Viet Holdings from ten to 18 per cent.
     In Latin America, sales of insurance products increased and we continued to tailor our proposition to different customer segments and successfully launched new products in Mexico and Brazil.
Extending our leadership in international trade
International trade is set to grow faster than GDP for the foreseeable future and our own research shows that the trade finance needs of most mid-sized companies are growing quickly. Thanks to our global connectivity and local knowledge, we are meeting these needs. HSBC’s export-related trade volume continued to grow steadily and we progressively gained market share during the period.
     To support the growing flows between emerging and developed economies, we are moving the right people and skills to the right places and, as the leading international emerging markets bank, we are particularly well placed to support the growing flows of ‘South-South’ trade. In Commercial Banking, we are seeing a rapid increase in trade flows between Latin America and mainland China and we are transferring bankers from Europe, the US and Latin America to mainland China and Hong Kong. In Global Banking, we transferred bankers from our Latin American operations into HSBC offices in mainland China, and set up a reciprocal China desk in Brazil.
Capturing the outflows from mainland China
I believe that the re-emergence of China’s economy will drive the biggest change to global trade patterns in the generation ahead. We expect mainland China’s total trade flows with the rest of the world to grow by some 13 per cent a year over the next five years to US$5 trillion.
     Mainland Chinese companies expanding overseas accounted for about half of new customer growth in Commercial Banking in Hong Kong over the past twelve months. We also aim to be the pre-eminent international bank in renminbi trade, settlement and bond issuance, as regulations change and the offshore renminbi market gradually develops. In Hong Kong, HSBC had a significant share of the cross-border clearance market and we expect to grow this further in the second half of the year. In June, we executed the first cross-border renminbi transaction in the UK and we aspire to be the first international bank to execute transactions across six continents. In July, we also acted as sole bookrunner and lead manager for the first ever offshore renminbi certificate of deposit issue, which provides a new investment vehicle for market participants to manage portfolio risk.
Building out our equity platform
Over the past 15 years, HSBC has built a world-class debt capital market platform in the world’s faster-growing markets, something Euromoney recognised when they named us ‘Best Global Emerging Markets Debt House’ in July. We are now leveraging these customer relationships and building out our equities platform in a co-ordinated and selective way across Advisory, Equity Capital Markets, Research and Distribution. We are expanding in Hong Kong, mainland China, India, the Middle East, Brazil and Mexico and developing our European business in the
UK, France and Germany. This will enable us to deliver a comprehensive range of Equities products to key institutional clients and personal, commercial and private banking customers alike. During the period, we made key hires, continued to invest in our trading and infrastructure platform, and gained market share in Asia and Europe.
Growing our leadership in Islamic finance
Islamic finance is a fast-developing industry, currently growing at over 20 per cent a year. HSBC Amanah represents the largest and most comprehensive Islamic proposition of any international bank, with successful operations in the UK, the Middle East and Asia-Pacific. We continued to expand our product range across our customer groups and we were delighted to be recognised as Euromoney’s ‘Best International Islamic Bank’ and ‘Best Sukuk House’ in 2010. In the first half of the year, we were the global lead underwriter for sukuk and we launched an Amanah Premier proposition in four markets in the Middle East and two markets in Asia-Pacific. In July, we opened our first Amanah-only branch in Qatar, the fourth country in which we have established dedicated branches to serve the full range of Islamic banking needs.
Transforming our business infrastructure
Of course, investment in building relationships and expanding our products and services will not be successful unless we continuously invest to improve customer service and deliver greater efficiency.
     Above all, we are delivering a better and more consistent experience for our customers. This year, we will refresh, refurbish or expand over 1,000 branches including more than 200 in the UK, and we have begun a three-year programme to invest over US$500 million in our Latin American branch network. We have taken the first steps towards improving the account opening experience across our retail businesses which will, over time, free our staff to focus directly on customer needs.
     We are also investing in adding front-line staff, to improve relationship management and drive future sales growth. In Personal Financial Services, we aim to recruit 1,000 additional relationship managers and other customer-facing staff this year to support the development of Premier. In Private Banking, we have begun a three-year programme to add up to 500 customer-facing staff covering key markets in Asia, Latin America and the Middle East. In Commercial Banking, we are recruiting up to 500 relationship

HSBC HOLDINGS PLC
Group Chief Executive’s Review (continued)

managers and business specialists to drive business expansion in Brazil and Mexico.
     At the same time, we are transforming our operations to create a more efficient, better connected bank. In Latin America, we are joining up our sites across the region so we can better compete with bigger local competitors. One example is the centralisation of our trade operations in Panama, which has allowed us to deliver a better, more consistent customer experience across a number of countries. We have adopted a new collections call model, allowing us to export our best practice in the US across the Group and, in the Middle East, this has led to a 40 per cent reduction in the number of outbound calls.
     We also continued to improve our direct channels. As a result, one million small and medium-size business customers used our Business Internet Banking platform and we grew the number of users of our online platform for larger commercial customers, HSBCnet, by 17 per cent to 55,000.
     Thanks to these important initiatives and the dedication and focus of all of our staff, we are making measurable progress in improving customer satisfaction. Among Business Banking customers, we have exceeded our brand health scores in a number of key markets. Meanwhile, among our Personal Financial Services customers, our ambition is to achieve a top three ranking for customer recommendation in all 15 markets that we track. We are already in the top three for nine of these markets. All of this is helping to reinforce the strength of our brand and we were delighted to be named the top banking brand by Brand Finance for the third year running in 2010.
Well positioned for the shifting economy and for regulatory change
Global demand will remain constrained as long as we face the likelihood of anaemic growth in various Western nations. But while these economies come to terms with austerity, we remain bullish on the outlook for emerging markets — both short and long-term. Some cooling off is possible, however I am confident that the authorities in leading economies like China can and will continue to deliver sustainable growth and support domestic demand.
     Regulatory change is now beginning to move up a gear, and HSBC’s capital strength positions us strongly for change. HSBC is preparing for a period which will be characterised by further intense public and political scrutiny of banks in the West and a complex compliance environment with a higher level of intervention by regulators. Meanwhile, finalising the shape of the global regulatory framework remains the most urgent challenge for the industry and its supervisors. Greater clarity is required, however reform is clearly moving in the right overall direction. Our collective responsibility now is to get the details and the timetable right so trade and capital can flow freely and banks are able to play their full part in financing these flows and supporting economic growth.
     The West is realising that it does not have all the answers and the commitment of the G20 in driving forward the reform agenda is promising, with policymakers in emerging markets playing an increasing part. We believe it is essential that all G20 members participate according to the same rules, otherwise we will end up with an uneven playing field that looks very different depending on where a company is headquartered. In a global marketplace where businesses and people are mobile, one country cannot afford to pursue its own particular policy agenda without considering the possible unintended consequences for the wider economy.
     Finally, we believe that HSBC’s results over the past decade — and throughout the latest crisis — prove that a well-balanced, universal banking model of scale really works. We have weathered the storms in different regions and in different sectors precisely because our business is large, broad and diverse. As we continue to debate the shape of the regulatory framework, it remains our view that the financial system needs banks which are ‘big enough to cope.’ Soundly-managed universal banks not only contribute to financial stability — but are also best placed to support economic growth by meeting the full range of customer needs in our globalised, connected world.
Michael Geoghegan, Group Chief Executive
2 August 2010

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review

Principal activities
HSBC is one of the largest banking and financial services organisations in the world, with a market capitalisation of US$161 billion at 30 June 2010.
     Through its subsidiaries and associates, HSBC provides a comprehensive range of banking and related financial services. Headquartered in London, HSBC operates through long-established businesses and has an international network of some 8,000 offices in 87 countries and territories in six geographical regions: Europe; Hong Kong; Rest of Asia-Pacific; the Middle East; North America and Latin America. Within these regions, a comprehensive range of financial services is offered to personal, commercial, corporate, institutional, investment and private banking clients. Services are delivered primarily by domestic banks, typically with large retail deposit bases, and by consumer finance operations.
Strategic direction
HSBC’s strategic direction reflects its position as ‘The world’s local bank’, combining the largest global developing markets banking business and a uniquely cosmopolitan customer base with an extensive international network and substantial financial strength.
     The Group’s strategy is aligned with the key trends which are shaping the global economy. In particular, HSBC recognises that, over the long term, developing markets are growing faster than the mature economies, world trade is expanding at a greater rate than gross domestic product and life expectancy is lengthening virtually everywhere. HSBC’s strategy is focused on delivering superior growth and earnings over time by building on the Group’s heritage and skills. Its origins in trade in Asia have had a considerable influence over the development of the Group and, as a consequence, HSBC has an established and longstanding presence in many countries. The combination of local knowledge and international breadth is supported by a substantial financial capability founded on balance sheet strength, largely attributable to the scale of the Group’s retail deposit bases.
     HSBC is, therefore, continuing to direct incremental investment primarily to the faster growing markets and, in the more developed markets, is focusing on businesses and customer segments which have international connectivity. A policy of maintaining HSBC’s capital strength and strong liquidity position remains complementary to these activities and is the foundation of decisions about the pace and direction of investment.
     The Group has identified three main business models for its customer groups and global businesses that embody HSBC’s areas of natural advantage:
•	businesses with international customers for whom connections with developing markets are crucial — Global Banking and Markets, Private Banking, the large business segment of Commercial Banking and the mass affluent segment of Personal Financial Services;

•	businesses with local customers where service efficiencies can be enhanced through global scale — the small business segment of Commercial Banking and the mass market segment of Personal Financial Services; and

•	products where global scale is possible by applying the Group’s efficiency, expertise and brand — product platforms such as global transaction banking.
     The means of executing the strategy and making greater use of the linkages within the Group are clear:
•	the HSBC brand and global networks will be leveraged to reach new customers and offer further services to existing clients;

•	efficiency will be enhanced by taking full advantage of local, regional and global economies of scale, in particular by adopting a common systems architecture wherever possible; and

•	objectives and incentives will be aligned to motivate and reward staff for being fully engaged in delivering the strategy.
Challenges and uncertainties
A detailed account of HSBC’s challenges and uncertainties is provided on pages 12 to 18 of the Annual Report and Accounts 2009. Further comments on expected risks and uncertainties are made throughout this Interim Management Report, particularly in the sections on Market Turmoil and Risk.
Reconciliation of reported and underlying profit before tax
HSBC measures its performance internally on a like-for-like basis by eliminating the effects of foreign currency translation differences; acquisitions and disposals of subsidiaries and businesses; fair value movements on own debt designated at fair value attributable to changes in HSBC’s own credit spread as the net result of such movements will be zero upon maturity of the debt; and gains from the

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

dilution of the Group’s interests in associates, all of which distort period-on-period comparisons. HSBC refers to this as its ‘underlying performance’.
     This approach is used to monitor progress against operating plans and previous period results because management believes that the underlying basis more accurately reflects operating performance. Reported results include the effect of the above items.
Constant currency
Constant currency comparatives for the half-years to 30 June 2009 and 31 December 2009, used in the 2010 commentaries, are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
•	the income statements for the half-years to 30 June 2009 and 31 December 2009 at the average rates of exchange for the half-year to 30 June 2010; and

•	the balance sheets at 30 June 2009 and 31 December 2009 at the rates of exchange ruling at 30 June 2010.
     No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates.
     When reference is made to ‘constant currency’ in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.
Underlying performance
The tables below compare HSBC’s underlying performance for the half-year to 30 June 2010 with the half-years to 30 June 2009 and 31 December
2009. Equivalent tables are provided for each of HSBC’s customer groups and geographical segments in their respective sections below.
     The foreign currency translation differences reflect the relative strengthening of the US dollar across Asia, as well as in Brazil, Mexico and the UK during the first half of 2010.
     The following acquisitions and disposals were adjusted for in arriving at the underlying comparison:
•	the acquisition of Bank Ekonomi in May 2009;

•	the gain on sale of HSBC’s 49 per cent interest in a joint venture for a UK merchant acquiring business in June 2009 of US$280 million;

•	the gain on reclassification of Bao Viet Holdings (‘Bao Viet’) from an available-for-sale asset to an associate in January 2010 of US$62 million;

•	the gain on the sale of HSBC’s stake in Wells Fargo HSBC Trade Bank in March 2010 of US$66 million;

•	the gain on disposal of HSBC Insurance Brokers Limited in April 2010 of US$107 million;

•	the dilution gain which arose on HSBC’s holding in Ping An Insurance (Group) Company of China, Limited (‘Ping An Insurance’) following the issue of shares by Ping An Insurance in May 2010, of US$188 million; and

•	the loss of US$47 million on reclassification of British Arab Commercial Bank plc from an associate to a held-for-sale asset in June 2010.
     The timing of the Bank Ekonomi acquisition creates an underlying adjustment between the first half of 2009 and the first half of 2010 but not between the second half of 2009 and the first half of 2010.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 30 June 2009 (‘1H09’)
				1H09
	1H09	1H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	rates[3]	reported	ments[1]	lying	change[4]	change[4]
HSBC	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	20,538	—	707	21,245	19,757	(31)	19,726	(4)	(7)
Net fee income	8,428	(71)	248	8,605	8,518	(3)	8,515	1	(1)
Changes in fair value[5]	(2,457)	2,457	—	—	1,074	(1,074)	—
Other income[6]	8,232	(281)	264	8,215	6,202	(385)	5,817	(25)	(29)

Net operating income[7]	34,741	2,105	1,219	38,065	35,551	(1,493)	34,058	2	(11)

Loan impairment charges and other credit risk provisions	(13,931)	—	(363)	(14,294)	(7,523)	—	(7,523)	46	47

Net operating income	20,810	2,105	856	23,771	28,028	(1,493)	26,535	35	12

Operating expenses	(16,658)	70	(663)	(17,251)	(18,111)	19	(18,092)	(9)	(5)

Operating profit	4,152	2,175	193	6,520	9,917	(1,474)	8,443	139	29

Income from associates	867	(1)	(1)	865	1,187	—	1,187	37	37

Profit before tax	5,019	2,174	192	7,385	11,104	(1,474)	9,630	121	30

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 31 December 2009 (‘2H09’)
				2H09
	2H09	2H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	rates[8]	reported	ments[1]	lying	change[4]	change[4]
HSBC	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	20,192	—	(316)	19,876	19,757	—	19,757	(2)	(1)
Net fee income	9,236	(105)	(177)	8,954	8,518	—	8,518	(8)	(5)
Changes in fair value[5]	(4,076)	4,076	—	—	1,074	(1,074)	—
Other income[6]	6,088	(2)	(104)	5,982	6,202	(376)	5,826	2	(3)

Net operating income[7]	31,440	3,969	(597)	34,812	35,551	(1,450)	34,101	13	(2)

Loan impairment charges and other credit risk provisions	(12,557)	—	141	(12,416)	(7,523)	—	(7,523)	40	39

Net operating income	18,883	3,969	(456)	22,396	28,028	(1,450)	26,578	48	19

Operating expenses	(17,737)	99	323	(17,315)	(18,111)	—	(18,111)	(2)	(5)

Operating profit	1,146	4,068	(133)	5,081	9,917	(1,450)	8,467	765	67

Income from associates	914	—	1	915	1,187	—	1,187	30	30

Profit before tax	2,060	4,068	(132)	5,996	11,104	(1,450)	9,654	439	61

For footnotes, see page 95.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Financial summary
Income statement

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

Interest income	28,686	32,479	29,617
Interest expense	(8,929)	(11,941)	(9,425)

Net interest income	19,757	20,538	20,192

Fee income	10,405	10,191	11,212
Fee expense	(1,887)	(1,763)	(1,976)

Net fee income	8,518	8,428	9,236

Trading income excluding net interest income	2,309	4,301	1,935
Net interest income on trading activities	1,243	1,954	1,673

Net trading income	3,552	6,255	3,608

Changes in fair value of long-term debt issued and related derivatives[9]	1,125	(2,300)	(3,947)
Net income/(expense) from other financial instruments designated at fair value	(40)	777	1,939

Net income/(expense) from financial instruments designated at fair value	1,085	(1,523)	(2,008)
Gains less losses from financial investments	557	323	197
Dividend income	59	57	69
Net earned insurance premiums	5,666	5,012	5,459
Other operating income	1,478	1,158	1,630

Total operating income	40,672	40,248	38,383

Net insurance claims incurred and movement in liabilities to policyholders	(5,121)	(5,507)	(6,943)

Net operating income before loan impairment charges and other credit risk provisions	35,551	34,741	31,440

Loan impairment charges and other credit risk provisions	(7,523)	(13,931)	(12,557)

Net operating income	28,028	20,810	18,883

Employee compensation and benefits	(9,806)	(9,207)	(9,261)
General and administrative expenses	(7,014)	(6,258)	(7,134)
Depreciation and impairment of property, plant and equipment	(834)	(814)	(911)
Amortisation and impairment of intangible assets	(457)	(379)	(431)

Total operating expenses	(18,111)	(16,658)	(17,737)

Operating profit	9,917	4,152	1,146

Share of profit in associates and joint ventures	1,187	867	914

Profit before tax	11,104	5,019	2,060

Tax expense	(3,856)	(1,286)	901

Profit for the period	7,248	3,733	2,961

Profit attributable to shareholders of the parent company	6,763	3,347	2,487
Profit attributable to non-controlling interests	485	386	474
For footnotes, see page 95.

Reported profit before tax of US$11.1 billion in the first half of 2010 was 121 per cent higher than in the first half of 2009, 30 per cent on an underlying basis, with significantly lower loan impairment charges more than offsetting lower revenues. The difference between reported and underlying results is explained on page 11. Except where otherwise stated, the commentaries in the Financial Summary are on an underlying basis.

Profit before tax on an underlying basis was 30 per cent higher than the first half of 2009.
     The 11 per cent reduction in net operating income before loan impairment charges and other credit risk provisions (‘revenue’) was primarily attributable to three factors: (i) lower revenues in Balance Sheet Management as higher yielding positions matured, interest rates remained low and major yield curves flattened; (ii) lower revenues in HSBC Finance Corporation (‘HSBC Finance’) as the run-off portfolios continued to fall; and (iii) lower net trading income. Although deposit spread compression continued to constrain net interest income in a number of key markets, notably Hong Kong, there was strong growth in insurance and investment businesses in Asia along with higher fee income due to an increase in trade activity. In the UK, higher revenues were primarily driven by mortgage lending growth and stronger lending spreads.
     Loan impairment charges were significantly lower than in both the first and second halves of 2009 (US$6.8 billion or 47 per cent and US$4.9 billion or 39 per cent, respectively), reflecting initiatives taken to exit higher risk portfolios, enhanced underwriting and collection activities and a general improvement in the economic environment which helped stabilise credit quality. This substantial decline was driven by a significant reduction in the HSBC Finance run-off portfolio, largely due to lower customer loan balances and an easing in delinquency rates. The non-recurrence of a small number of specific charges related to Global Banking and Markets’ clients in the first half of 2009 and the run-off of certain consumer portfolios in Latin America also contributed to the improvement.
     Reported profit after tax was US$3.5 billion or 94 per cent higher than in the first half of 2009. The tax charge included US$1.6 billion attributable to the taxable gain arising from an internal reorganisation designed to strengthen the US operations, capital position and support the recoverability of US deferred tax assets. No gain appears in the consolidated financial statements from this reorganisation, but the transaction generated a tax charge in the US that is expected to be covered by operating tax losses and foreign tax credits. The gain on the transaction was eliminated on consolidation but the tax charge remained, resulting in an increase in the Group’s effective tax rate.

Group performance by income and expense item
Net interest income

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
Net interest income[10] (US$m)	19,757	20,538	20,192
Average interest-earning assets (US$m)	1,431,458	1,345,569	1,423,202
Gross interest yield[11] (per cent)	4.04	4.87	4.13
Net interest spread[12] (per cent)	2.68	3.05	2.77
Net interest margin[13] (per cent)	2.78	3.08	2.81
For footnotes, see page 95.

Reported net interest income fell by 4 per cent to US$19.8 billion; the decline was 7 per cent on an underlying basis.
     The decrease in net interest income was driven by the effects of the continuing low interest rate environment on all parts of the balance sheet together with a repositioning of customer assets towards secured lending, which has a lower incidence of loss and a lower yield.
     As expected, revenues in Balance Sheet Management slowed significantly as interest rates remained low and major yield curves flattened. In Balance Sheet Management, average interest-earning assets increased, reflecting a rise in the Group’s commercial deposit surplus, particularly in Hong Kong, and driving an increase in overall interest-earning assets.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

Low interest rates and a move towards lower yielding secured assets reduced net interest income by 4 per cent.
     Average loans and advances to customers were broadly unchanged. However, yields were noticeably reduced as a result of a series of decisions to reposition lending in line with the Group’s revised risk appetite. Higher yielding balances declined in North America as the run-off portfolios continued to repay and charge-off. Unsecured portfolios in Mexico, India and Europe decreased as a result of tighter underwriting criteria and the cessation of some business lines. In the US, credit card balances declined as customers repaid more and the number of active credit card accounts fell. This reduction in balances was mitigated by growth in lending in Asia and the UK in residential mortgages, which command a lower yield.
     The low interest rate environment had a favourable effect on the cost of funding the Group’s trading assets. Despite a lower cost of funds and asset repricing, the net interest spread contracted for the reasons described above. The net interest margin declined by a smaller amount as net free funds increased, in part due to the low interest rates which led customers to hold more funds in liquid non-interest bearing current accounts.

Net fee income

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Cards	1,900	2,209	2,416
Account services	1,821	1,771	1,821
Funds under management	1,181	945	1,227
Credit facilities	827	729	750
Broking income	766	749	868
Insurance	578	688	733
Imports/exports	466	438	459
Global custody	439	471	517
Remittances	329	281	332
Unit trusts	267	137	226
Underwriting	264	348	398
Corporate finance	248	164	232
Trust income	141	134	144
Taxpayer financial services	91	91	(4)
Mortgage servicing	60	62	62
Maintenance income on operating leases	53	55	56
Other	974	919	975

Fee income	10,405	10,191	11,212

Less: fee expense	(1,887)	(1,763)	(1,976)

Net fee income	8,518	8,428	9,236

Net fee income remained broadly in line with the first half of 2009 on both a reported and underlying basis.
     Net fee income related to credit cards fell significantly, primarily in the US, due to a decline in late fees driven by lower volumes and delinquency levels, higher repayment levels, and reduced overlimit fees due to changes to charging practices following implementation of the CARD Act.
     Underwriting fees decreased due to reduced activity in debt and equity capital markets, particularly in the US and the UK.
     Insurance fee income in the US declined due to lower sales of credit protection products as a result of the run-off of the Consumer Lending portfolio and the reduced volume within the card business.
     Offsetting the above, there were substantial increases in funds under management and unit trust income compared with the first half of 2009, particularly in Hong Kong and Rest of Asia-Pacific. Strong gains in most major markets during the latter part of 2009 led to an increase in the market value of assets, which resulted in higher management fees and an increase in customer transaction volumes as investor sentiment improved.
     Credit facilities fees also increased, primarily as a result of an increase in the arrangement of loans and loan syndication in Hong Kong and the Rest of Asia-Pacific region.

Net trading income

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Trading activities	3,419	3,294	1,946
Net interest income on trading activities	1,242	1,954	1,673
Loss on termination of hedges	(3)	(37)	(17)
Other trading income — hedge ineffectiveness:
— on cash flow hedges	(24)	70	74
— on fair value hedges	17	(3)	(42)
Non-qualifying hedges	(1,099)	977	(26)

Net trading income[14,15]	3,552	6,255	3,608

For footnotes, see page 95.

Reported net trading income at US$3.6 billion was 43 per cent lower than in the first half of 2009. On an underlying basis, it fell by 45 per cent compared with the first half of 2009 but was in line with the second half of the year.
     The decline in net trading income was driven by a US$2.1 billion adverse effect from non-qualifying hedges, which are derivatives entered into as part of a documented interest rate management strategy for which hedge accounting has not or cannot be applied. These are principally cross-currency and interest rate swaps used to economically hedge fixed rate debt issued by HSBC Holdings, floating rate debt issued by HSBC Finance and certain operating leased assets. The loss recognised in respect of non-qualifying hedges was a result of fair value losses on these instruments, primarily driven by the decrease in long-term US interest rates relative to sterling and euro interest rates. In HSBC Finance, the volume of non-qualifying hedge positions also increased as the duration of the mortgage book lengthened and swaps were used to more closely align the duration of the funding liabilities. This compared with fair value gains recognised in respect of these instruments in the same period in 2009. The size and direction of the changes in the fair value of non-qualifying hedges which are recognised in the income statement can be volatile from period to period, but do not alter the cash flows expected as part of the documented interest rate management strategy for both the instruments and the underlying economically hedged assets and liabilities.
     Net interest income earned on trading activities decreased due to a fall in interest rates. The cost of internally funding these assets also declined as a result of the reduction in interest rates. However, reported net trading income excludes this interest expense.
     Net income from trading activities declined compared with the unusually high levels reported in the first half of 2009, which benefited from exceptional volumes and margins and favourable market conditions. Revenues slowed in the second quarter of 2010 as European sovereign debt concerns and widening credit spreads suppressed client activity and reduced demand for foreign exchange, Credit and Rates products.
     Rates income fell with the slowdown in client activity in Europe, while increased competition in the US adversely affected volumes and margins. The decrease was partly offset by fair value gains on structured liabilities as credit spreads widened, compared with losses in the same period in 2009.

Fall in trading income driven by US$2.1 billion adverse effect from non-qualifying hedges.
     Credit trading recorded a net release of previous write-downs on legacy positions and monoline exposures of US$362 million, reflecting an improvement in asset prices; the first half of 2009 included a reported net charge of US$602 million. This benefit however, was more than offset by the non-recurrence of gains in other parts of the business that arose in the first half of 2009.
     Performance in the foreign exchange business remained strong but suffered from a reduction in market volatility and customer-driven volumes compared with the unprecedented levels experienced in late 2008 and early 2009. Additionally, as a number of competitors sought to rebuild their businesses, the trading environment became more competitive, reducing spreads and adversely affecting revenues.
     Trading income benefited from foreign exchange gains on trading assets held as economic hedges of foreign currency debt designated at fair value, with the offset reported in ‘Net income from financial instruments designated at fair value’. Foreign exchange losses were reported on these instruments in the first half of 2009.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Net income/(expense) from financial instruments designated at fair value

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Net income/(expense) arising from:
— financial assets held to meet liabilities under insurance and investment contracts	(229)	956	2,837
— liabilities to customers under investment contracts	184	(197)	(1,132)
— HSBC’s long-term debt issued and related derivatives	1,125	(2,300)	(3,947)

Change in own credit spread on long-term debt	1,074	(2,457)	(4,076)
Other changes in fair value[16]	51	157	129

— other instruments designated at fair value and related derivatives	5	18	234

Net income/(expense) from financial instruments designated at fair value	1,085	(1,523)	(2,008)

Financial assets designated at fair value at period end	32,243	33,361	37,181
Financial liabilities designated at fair value at period end	80,436	77,314	80,092
For footnote, see page 95.

HSBC designates certain financial instruments at fair value to remove or reduce accounting mismatches in measurement or recognition, or where financial instruments are managed and their performance is evaluated together on a fair value basis. All income and expense from financial instruments designated at fair value are included in this line except for interest arising from HSBC’s issued debt securities and related derivatives managed in conjunction with those debt securities, which is recognised in ‘Interest expense’.
     HSBC principally uses the fair value designation in the following instances (for which all numbers are ‘reported’):
•	for certain fixed-rate long-term debt issues whose rate profile has been changed to floating through interest rate swaps as part of a documented interest rate management strategy. Approximately US$64 billion (31 December 2009: US$63 billion) of the Group’s debt issues have been accounted for using the fair value option.

The movement in fair value of these debt issues includes the effect of own credit spread changes and any ineffectiveness in the economic relationship between the related swaps and own debt. As credit spreads widen or narrow, accounting profits or losses, respectively, are booked. The size and direction of the changes in own credit spread and ineffectiveness, which will be recognised in the income statement, can be volatile from period to period, but do not alter the cash flows envisaged as part of the documented interest rate management strategy. As a consequence, gains and losses arising from changes in own credit spread on long-term debt, and other fair value movements on the long-
term debt and related derivatives, are not regarded internally as part of managed performance and are therefore not allocated to customer groups, but are reported in the ‘Other’ group. Own credit spread movements are excluded from underlying results. Similarly, such gains and losses are ignored in the calculation of regulatory capital;

•	for US$15 billion (31 December 2009: US$15 billion) of financial assets held to meet liabilities under insurance contracts, and certain liabilities under investment contracts with discretionary participation features (‘DPF’); and

•	for US$7 billion (31 December 2009: US$8 billion) of financial assets held to meet liabilities under unit-linked and other investment contracts, as well as the associated liabilities.

Income from financial instruments designated at fair value of US$1.1 billion was reported compared with an expense of US$1.5 billion in the first half of 2009.
     On an underlying basis, HSBC reported income of US$11 million in the first half of 2010 compared with income of US$917 million in the first half of 2009. The large difference between the reported and underlying results is due to the exclusion from the latter of the credit spread-related movements in the fair value of HSBC’s own long-term debt. A gain of US$1.1 billion was reported in the first half of 2010, which resulted from a widening of credit spreads, compared with a loss of US$2.5 billion reported in the first half of 2009.
     An expense of US$229 million was recorded due to a fair value movement on assets held to back insurance and investment contracts, compared with income of US$892 million in 2009. This reflected investment losses in the current period which were driven by weaker markets, and predominantly affected the value of assets held in unit-linked and participating funds in Hong Kong, the UK and France. Investment gains were also lower in Brazil than in the first half of 2009.
•	To the extent that the investment gains or losses related to assets held to back investment contracts, the income or expense associated with the corresponding movement in liabilities to customers was also recorded under ‘Net income from financial instruments designated at fair value’. This amounted to income of US$198 million in the first half of 2010 compared with an expense of US$158 million in the same period in 2009.

•	To the extent that the investment gains or losses related to assets held to back insurance contracts or investment contracts with DPF, they were offset by a corresponding change in ‘Net insurance claims incurred and movement in liabilities to policyholders’ to reflect the extent to which unit-linked policyholders, in particular, participate in the investment performance experienced in the associated asset portfolios.

Gains less losses from financial investments

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Net gains/(losses) from disposal of:
— debt securities	382	329	134
— equity securities	223	268	139
— other financial investments	(8)	7	1

	597	604	274
Impairment of available-for-sale equity securities.	(40)	(281)	(77)

Gains less losses from financial investments	557	323	197

Reported net gains from financial investments of US$557 million were US$234 million higher than in the first half of 2009. On an underlying basis, excluding a US$62 million accounting gain arising from the reclassification of Bao Viet as an associate following the purchase of additional shares, they increased by US$147 million. This was primarily from a reduction in the level of impairments on available-for-sale equity securities.
     Net gains on the disposal of debt securities increased. These gains were primarily attributable to the sale of assets by Balance Sheet Management and by Global Markets, including available-for-sale government debt securities and mortgage-backed securities.
     Net gains on the disposal of equity securities were lower than in the first half of 2009. Disposal gains in the private equity portfolios increased. However, this was more than offset by the non-recurrence of the gain on disposal of holdings of Visa Inc. shares in 2009.

Net earned insurance premiums

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Gross insurance premium income	5,902	5,255	5,736
Reinsurance premiums	(236)	(243)	(277)

Net earned insurance premiums	5,666	5,012	5,459

Reported net earned insurance premiums amounted to US$5.7 billion, 13 per cent higher than in the first half of 2009. On an underlying basis, they increased by 11 per cent.
     Growth in net earned insurance premiums was driven by continuing strong performance in the Hong Kong life insurance business, with higher sales of unit-linked, whole life and deferred annuity products reflecting successful sales campaigns and additional sales staff. The life insurance product designed for high net worth individuals introduced in Hong Kong in 2009 performed well.
     Net earned insurance premiums also grew strongly in Latin America, driven by improved

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

economic conditions and stronger sales, mainly in unit-linked pension products. Within other regions, successful marketing campaigns in France, Malaysia and Taiwan, and new product launches in the latter, resulted in higher sales.
     Partly offsetting this growth was the effect of closing the loss-making motor underwriting business in the UK during the second half of 2009. In the US, the run-off of payment protection insurance following the decision to cease new real estate lending in HSBC Finance, led to a decrease in net earned premiums.
     As a consequence of the increase in premiums from new business noted above, there was an increase in liabilities to policyholders reported in ‘Net insurance claims incurred and movement in liabilities to policyholders’ which reflected new liabilities established on the inception of policies. The relationship between insurance premiums and movement in liabilities to policyholders becomes more direct as the level of policyholder participation in asset performance increases; this is particularly the case for unit-linked contracts and, to a lesser extent, those with DPF.

Strong growth in insurance premiums reported in Hong Kong and Latin America.

Other operating income

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Rent received	297	273	274
Gains/(losses) recognised on assets held for sale	(100)	(120)	5
Valuation gains/(losses) on investment properties	(8)	(43)	19
Gain on disposal of property, plant and equipment, intangible assets and non-financial investments	274	305	728
Gains arising from dilution of interests in associates	188	—	—
Change in present value of in-force long-term insurance business	325	290	315
Other	502	453	289

Other operating income	1,478	1,158	1,630

Reported other operating income of US$1.5 billion was 28 per cent higher than in the first half of 2009. Income in the first half of 2010 included a gain of US$188 million following the dilution of HSBC’s holding in Ping An Insurance, gains of US$107 million from the sale of HSBC Insurance Brokers and US$66 million from the disposal of the Group’s interest in the Wells Fargo HSBC Trade Bank, and a write-down of US$47 million resulting from an agreement to sell HSBC’s shareholding in British Arab Commercial Bank plc.
     Reported results in the first half of 2009 included gains of US$280 million from the sale of the card merchant-acquiring business. On an underlying basis, excluding the items referred to above, other operating income increased by 34 per cent, mainly from gains on the disposal of property in France and the US.
     Net losses recognised on assets held for sale declined, reflecting lower losses on foreclosed properties held for sale in HSBC Finance due to the stabilisation in property prices. In addition, a US$77 million loss was recognised on the sale of the US vehicle finance servicing operations and an associated US$1.0 billion loan portfolio to Santander Consumer USA Inc.
     The improvement in the property markets in Hong Kong and the UK led to gains and lower valuation losses, respectively, on investment properties, resulting in reduced net investment valuation losses for HSBC. In addition, property gains of US$194 million and US$56 million, respectively, were recognised on the sale and leaseback of HSBC’s Paris and New York headquarters.
     Favourable movements in the present value of in-force (‘PVIF’) long-term insurance business were mainly due to an increase in sales of life insurance products in Hong Kong. These were partly offset by the non-recurrence of gains recognised in the first half of 2009 following the refinement of the income recognition methodology in HSBC Finance.
     Gains recognised in the first half of 2009 on the sale of US prime residential mortgage portfolios did not recur.

Net insurance claims incurred and movement in liabilities to policyholders

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Insurance claims incurred and movement in liabilities to policyholders:
— gross	5,281	5,505	7,055
— reinsurers’ share	(160)	2	(112)

— net[17]	5,121	5,507	6,943

For footnote, see page 95.

Reported net insurance claims incurred and movement in liabilities to policyholders decreased by 7 per cent to US$5.1 billion. On an underlying basis, they fell by 8 per cent.
     This largely reflected a decline in the value of assets backing policyholder funds compared with an increase in the first half of 2009, which was partly offset by new business growth, mainly in Hong Kong, Brazil and France, as described in ‘Net earned insurance premiums’.
     A fall in asset values, particularly in the UK, France and Hong Kong, driven by weaker investment markets, led to a decrease in liabilities to policyholders on unit-linked insurance contracts and, to a certain extent, participating policies whose policyholders share in the investment performance of the assets supporting the policies. In comparison, the first half of 2009 included an increase in policyholder liabilities reflecting higher asset values.
The gains or losses experienced on the financial assets designated at fair value held to support insurance contract liabilities and investment contracts with DPF are reported in ‘Net income from financial instruments designated at fair value’.
     An increase in the reserves in the UK motor insurance book was recorded in the first half of 2009 to reflect the rising incidence and severity of claims at that time. This business has since been placed into run-off. There was no further deterioration in claims in the first half of 2010 and, accordingly, no equivalent strengthening in reserves was required.
     Net insurance claims incurred and movement in liabilities to policyholders declined in the US, reflecting the run-off of payment protection insurance following the decision to cease new real estate lending in HSBC Finance and the non-recurrence of reserve strengthening in the US reinsurance business.

Loan impairment charges and other credit risk provisions

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Loan impairment charges
New allowances net of allowance releases	7,687	13,710	12,122
Recoveries of amounts previously written off	(453)	(377)	(513)

	7,234	13,333	11,609

Individually assessed allowances	1,069	2,250	2,208
Collectively assessed allowances	6,165	11,083	9,401

Impairment of available-for-sale debt securities	282	591	883

Other credit risk provisions	7	7	65

Loan impairment charges and other credit risk provisions	7,523	13,931	12,557

	%	%	%
— as a percentage of net operating income excluding the effect of fair value movements in respect of credit spread on own debt and before loan impairment charges and other credit risk provisions	21.8	37.5	35.4

Impairment charges on loans and advances to customers as a percentage of gross average loans and advances to customers (annualised)	1.7	3.1	2.6

	US$m	US$m	US$m

Customer impaired loans	27,887	31,826	30,606
Customer loan impairment allowances	22,033	27,701	25,542

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

Reported loan impairment charges and other credit risk provisions of US$7.5 billion were US$6.4 billion or 46 per cent lower than in the first half of 2009. On an underlying basis, they were US$6.8 billion or 47 per cent less than in the first half of 2009.
     At 30 June 2010, the aggregate balance of outstanding customer loan impairment allowances stood at US$22 billion and represented 2.6 per cent of gross customer advances (net of reverse repos and settlement accounts), compared with 3.1 per cent at 30 June 2009.
     The marked reduction in loan impairment charges compared with the first half of 2009 occurred in all customer groups. It was largely driven by the planned run-down of lending balances in higher-risk portfolios, a general upturn in credit quality as economic conditions improved, and the introduction of stronger underwriting and collection processes. The bulk of the improvement was in the US, where better economic conditions underpinned a slowdown in the pace of job losses and greater stability in house prices, particularly in the low to mid-price segments served by HSBC Finance. In addition, several large loan impairment charges generated in 2009 from individually significant Global Banking and Markets accounts were not replicated.

Underlying loan impairment charges and other credit risk provisions were 47 per cent lower than in the first half of 2009.
     In the US, loan impairment charges declined by 47 per cent to US$4.4 billion, driven by lower balances and an improvement in economic conditions.
     In Consumer Lending and Mortgage Services, loan impairment charges fell by 29 per cent and 25 per cent, respectively, reflecting the continued run-off of balances, lower delinquency and improved economic conditions.
     In the Card and Retail Services portfolio, loan impairment charges fell by US$1.4 billion or 51 per cent, driven by reduced balances, improved economic and credit conditions, lower delinquency levels and higher repayment activity, all of which generated an improved outlook for future loss estimates. In the Personal Financial Services business of HSBC Bank USA, lower loan impairment charges reflected the stabilisation of both delinquencies and loss severity and lower balances, which combined to have a favourable effect on future loss estimates. Loan impairment charges in the US Commercial Banking business also decreased as improved economic conditions and managed reductions in exposures led to fewer customer downgrades and lower impairment of assets.
     In Global Banking and Markets, loan impairment charges and other credit risk provisions declined by 72 per cent to US$500 million. Loan impairment charges decreased, reflecting improved credit conditions and the non-recurrence of the significant loan impairments taken in relation to a small number of clients in the first half of 2009. The decline was partly offset by higher specific loan impairment charges in the Middle East, driven by a deterioration in credit quality which continued into the first half of 2010. This, combined with further restructuring, led to additional loan impairment charges in the region. A reduction in other credit risk provisions in Global Banking and Markets reflected a rise in asset-backed securities’ prices and a decline in default rates.
     In the UK Personal Financial Services business, loan impairment charges of US$625 million were 28 per cent less than in the first half of 2009. The decline was due to lower delinquencies across all products as interest rates continued at historical lows, improved collection activity, a change in mix to secured lending and a rise in house prices which lessened the collective impairment charge against the residential mortgage portfolio. In UK Commercial Banking, loan impairment charges declined by 32 per cent, reflecting the better economic backdrop and the continued benefit of low interest rates.
     In Latin America, loan impairment charges and other credit risk provisions of US$820 million fell by 48 per cent with improvements seen in many countries in the region. In Personal Financial Services, loan impairment charges decreased by 49 per cent to US$661 million, mainly in Mexico as balances in the cards portfolio declined and actions taken in previous periods to improve credit quality and increase collections continued. In the Commercial Banking portfolios, loan impairment charges were US$160 million, 47 per cent less than the first half of 2009, with lower charges in Brazil in the mid-market and Business Banking segments.
     The situation in India improved notably on the first half of 2009, with loan impairment charges of US$53 million, 83 per cent below the comparable period. In Personal Financial Services, lower loan impairment charges reflected the Group’s success in reducing the troubled elements within the credit card and unsecured portfolios, and tighter credit criteria. The specific impairment charges on technology-

related exposures reported in the first half of 2009 in India did not recur, helping Commercial Banking to reduce loan impairment charges by 97 per cent to US$3 million.
     In Hong Kong, the improvement in economic conditions resulted in a decline in unemployment and fewer bankruptcies and individual corporate failures, reducing the loan impairment charge by 77 per cent to US$63 million.
     In the Middle East, loan impairment charges and other credit risk provisions increased by 12 per cent in the first half of 2010 to US$438 million, mainly in Global Banking and Markets (see above). The increase was offset by a 43 per cent decline in loan impairment charges in Commercial Banking as incremental loan impairment allowances were required on only a small number of customer accounts. In Personal Financial Services, loan impairment charges also fell, notably in the United Arab Emirates (‘UAE’), as steps taken to enhance the quality of the personal lending portfolio and improve collections took effect.
     In Private Banking, loan impairment charges were negligible compared with a small charge in 2009 as releases in North America fully offset a low level of loan impairment charges in other regions.

Operating expenses

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
By expense category
Employee compensation and benefits	9,806	9,207	9,261
Premises and equipment (excluding depreciation and impairment)	2,089	2,048	2,051
General and administrative expenses	4,925	4,210	5,083

Administrative expenses	16,820	15,465	16,395
Depreciation and impairment of property, plant and equipment	834	814	911
Amortisation and impairment of intangible assets	457	379	431

Operating expenses	18,111	16,658	17,737

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
Staff numbers (full-time equivalent)
Europe	73,431	79,132	76,703
Hong Kong	28,397	28,259	27,614
Rest of Asia-Pacific	88,605	87,567	87,141
Middle East	8,264	8,819	8,281
North America	33,988	37,021	35,458
Latin America	54,886	54,812	54,288

Staff numbers	287,571	295,610	289,485

Operating expenses increased by 9 per cent to US$18.1 billion on a reported basis and by 5 per cent on an underlying basis. There were a number of one-off items, including payroll taxes levied on 2009 bonuses in the UK and France, amounting in aggregate to US$367 million, and the curtailment of certain benefits delivered through pension schemes, which generated accounting credits of US$148 million and US$480 million (US$499 million as reported) in the first halves of 2010 and 2009, respectively. After allowing for these items, expenses were broadly unchanged as the Group continued to leverage its global scale and technology platforms to make sustainable reductions in its cost base, while positioning itself for future growth.

Underlying cost efficiency ratio slightly above target range at 53.1 per cent following investment in expanding the business and transforming operations.
     Employee compensation and benefits increased by 3 per cent due to the net effect of the curtailment gains and the payroll tax referred to above. Excluding these items, staff costs fell by 4 per cent as staff numbers declined. During the second quarter of 2010, HSBC began to recruit selectively to position itself for an upturn in the global economy. Performance-related costs were US$246 million lower in Global Banking and Markets, as performance declined from the exceptional levels reported in the first half of

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

2009. Costs in the US also declined with the non-recurrence of restructuring costs associated with the closure of the Consumer Lending branch network in the first half of 2009.
     Premises and equipment costs were broadly in line with the first half of 2009. Lower rental costs following the closure of the Consumer Lending branch offices and the non-recurrence of the related restructuring costs were offset by higher rental costs in the UK following the sale and leaseback of 8 Canada Square, London in 2009, and expansion and refurbishment costs in Europe, Rest of Asia-Pacific and Latin America. IT costs also rose, mainly in Europe.
     General and administrative expenses rose, reflecting in part an increased expenditure on services contracted out in Europe and in the US. Marketing and advertising costs were increased, primarily in the US and Brazil, to position HSBC for growth as the economic recovery boosted confidence and activity in these markets.
     The One HSBC programme continued to invest in infrastructure and process redesign in order to contribute to progress through the better use of direct channels, increased automation of manual processes, enhanced utilisation of Global Service Centres and elimination of redundant systems over time.

Cost efficiency ratios

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	%	%	%
HSBC	50.9	47.9	56.4

Personal Financial Services	56.2	49.1	54.3

Europe	66.9	65.7	71.3
Hong Kong	34.1	34.6	35.1
Rest of Asia-Pacific	82.8	79.9	82.4
Middle East	56.3	48.7	59.0
North America	45.3	36.9	39.4
Latin America	70.5	62.9	70.4

Commercial Banking	48.5	43.2	49.5

Europe	51.2	40.7	54.3
Hong Kong	30.7	33.4	34.0
Rest of Asia-Pacific	49.4	45.4	48.4
Middle East	39.9	32.1	35.7
North America	43.1	49.3	46.3
Latin America	65.7	54.4	59.5

Share of profit in associates and joint ventures

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Associates
Bank of Communications Co., Limited	467	358	396
Ping An Insurance (Group) Company of China, Limited	377	235	316
Industrial Bank Co., Limited	146	92	124
The Saudi British Bank	101	136	36
Other	84	19	23

Share of profit in associates	1,175	840	895
Share of profit in joint ventures	12	27	19

Share of profit in associates and joint ventures	1,187	867	914

The share of profit in associates and joint ventures was US$1.2 billion, an increase of 37 per cent compared with the first half of 2009 on both reported and underlying bases.
     This increase was driven by higher contributions from the mainland China associates.

HSBC’s share of profits in associates and joint ventures increased by 37 per cent, principally in mainland China.
     HSBC’s share of profits from the Bank of Communications Co., Limited (‘Bank of Communications’) was higher than in the first half of 2009. Net interest income rose with higher average balances and fee income improved, benefiting from growth in the cards business, wealth management and settlement and agent services.
     Profits from Ping An Insurance increased by 60 per cent, driven by strong sales growth as the company capitalised on the improved economic conditions.
     Profits from Industrial Bank Co., Limited (‘Industrial Bank’) increased, driven by a decline in loan impairment charges which reflected an improvement in the credit environment.
     HSBC’s share of profits from The Saudi British Bank decreased due to higher loan impairment charges and a decline in revenue following a contraction in lending as a result of the challenging operating conditions faced by customers in the region.
Economic profit/(loss)
HSBC’s internal performance measures include economic profit/(loss), a calculation which compares the return on financial capital invested in HSBC by its shareholders with the cost of that capital. HSBC prices its cost of capital internally and the difference between that cost and the post-tax profit attributable to ordinary shareholders represents the amount of economic profit/(loss) generated. Economic profit/
(loss) generated is used by management as one input in deciding where to allocate capital and other resources.
     In order to concentrate on external factors rather than measurement bases, HSBC emphasises the trend in economic profit/(loss) ahead of absolute amounts within business units. The Group’s long term cost of capital is reviewed annually and for 2010 it was revised to 11 per cent from the 10 per cent used in 2009. The Group uses the Capital Asset Pricing Model to determine its cost of capital. The main drivers of the increase were the rise in the Group’s beta along with the risk free rate. The following commentary is on a reported basis.
     The economic loss decreased by US$2.1 billion to US$1.1 billion. The increase in profit attributable to shareholders was offset by the effect of higher average invested capital and the change in the cost of capital used.
     The increase in profit attributable to shareholders was predominantly driven by lower loan impairment charges, which more than offset lower income and increased expenses. Personal Financial Services in the US was the primary driver of lower loan impairment charges due to an improvement in the economic environment and the run-off of the Consumer Lending portfolio. Income was lower in Global Banking and Markets following the exceptional first half in 2009 and also in Personal Financial Services, reflecting the effect of the run-off portfolio in the US.
     The increase in average invested capital compared with the first half of 2009 primarily reflected the rights issue in April 2009, which did not impact average shareholders’ equity for the full period.

Economic loss

	Half-year to
	30 June 2010		30 June 2009		31 December 2009
	US$m	%[18]	US$m	%[18]	US$m	%[18]
Average total shareholders’ equity	131,198		105,734		124,970
Adjusted by:
Goodwill previously amortised or written off	8,123		8,123		8,123
Property revaluation reserves	(786)		(804)		(794)
Reserves representing unrealised losses on effective cash flow hedges	25		582		191
Reserves representing unrealised losses on available-for-sale securities	7,590		19,456		12,975
Preference shares and other equity instruments	(3,661)		(3,538)		(3,538)

Average invested capital[19]	142,489		129,553		141,927

Return on invested capital[20]	6,629	9.4	3,213	5.0	2,352	3.3

Benchmark cost of capital	(7,772)	(11.0)	(6,424)	10.0)	(7,155)	(10.0)

Economic loss and spread	(1,143)	(1.6)	(3,211)	(5.0)	(4,803)	(6.7)

For footnotes, see page 95.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Balance sheet

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
ASSETS
Cash and balances at central banks	71,576	56,368	60,655
Trading assets	403,800	414,358	421,381
Financial assets designated at fair value	32,243	33,361	37,181
Derivatives	288,279	310,796	250,886
Loans and advances to banks	196,296	182,266	179,781
Loans and advances to customers	893,337	924,683	896,231
Financial investments	385,471	353,444	369,158
Other assets	147,452	146,567	149,179

Total assets	2,418,454	2,421,843	2,364,452

LIABILITIES AND EQUITY
Liabilities
Deposits by banks	127,316	129,151	124,872
Customer accounts	1,147,321	1,163,343	1,159,034
Trading liabilities	274,836	264,562	268,130
Financial liabilities designated at fair value	80,436	77,314	80,092
Derivatives	287,014	298,876	247,646
Debt securities in issue	153,600	156,199	146,896
Liabilities under insurance contracts	52,516	48,184	53,707
Other liabilities	152,092	158,916	148,414

Total liabilities	2,275,131	2,296,545	2,228,791

Equity
Total shareholders’ equity	135,943	118,355	128,299
Non-controlling interests	7,380	6,943	7,362

Total equity	143,323	125,298	135,661

Total equity and liabilities	2,418,454	2,421,843	2,364,452

A more detailed consolidated balance sheet is contained in the Financial Statements on page 206.

Movement from 31 December 2009 to 30 June 2010
Total assets amounted to US$2.4 trillion, 2 per cent higher than at 31 December 2009. After excluding currency movements, underlying assets increased by 7 per cent. The following commentary is on an underlying basis.
     HSBC continued to attract both customer and bank deposits in the first half of 2010 and maintained a strong and liquid balance sheet. In addition, the Group was able to further strengthen its capital base with an issue of US$3.8 billion of innovative tier 1 securities. The consumer finance portfolios continued to run off, and unsecured portfolios in Mexico, India and Europe reduced as a result of tighter underwriting criteria. This decrease in balances was mitigated by growth in lending in Asia and in residential mortgages in the UK. There was also a rise in derivative assets and liabilities driven by higher mark-to-market movements following a downward shift in interest rate yield curves.
     The Group’s reported tier 1 ratio increased from 10.8 per cent to 11.5 per cent, mainly due to internal capital generation, the issuance of innovative tier 1 securities and a reduction in the level of risk-weighted assets. For further details of capital and risk weighted assets, see pages 189 to 195.
Assets
Cash and balances at central banks increased by 22 per cent as a result of higher period-end cash balances, which are inherently volatile, predominantly in Europe. This was partly offset by lower balances in North America, as funds were placed in reverse repo and available-for-sale investments.
     Trading assets grew by 2 per cent, driven by an increase in settlement account balances, which vary considerably in proportion to the volume of outstanding trades, along with higher holdings of government and government-agency debt securities as market volatility and customer demand increased. Money market placements also increased due to higher collateral posted to counterparties, in line with an increase in derivative liabilities. This was partly offset by a decrease in reverse repo balances due to lower yields, and decreased holdings of equity shares due to a reduction in trading activity.

     Financial assets designated at fair value decreased by 6 per cent due to asset disposals in Europe during the first half of 2010.
     Derivative assets grew by 26 per cent. This was driven by growth in the fair value of interest rate contracts due to downward shifts in major currency yield curves as the prospective rate of global economic growth reduced during the second quarter. An increased number of open transactions also drove a rise in the notional value of outstanding contracts. A higher volume of transactions executed through clearing houses enabled a greater level of netting between derivative assets and liabilities.
     Loans and advances to customers grew by 4 per cent, driven by targeted growth in Hong Kong and Rest of Asia-Pacific, mainly in the Commercial Banking and Global Banking segments reflecting growth in trade finance in particular. In Europe, growth was driven by a continued increase in mortgage balances in the UK, along with higher balances in the securities services and Private Banking businesses. North America reported a reduction in the consumer finance portfolio as the business continued to run-off, coupled with a decline in credit card balances due to management actions to reduce risk and an increased focus by consumers on reducing credit card debt. However, these factors were partly offset by an increase in reverse repo balances with customers.
     Loans and advances to banks increased by 14 per cent. This was driven by an increase in reverse repos collateralised with government securities in Europe. There was also a rise in central bank deposit balances in Latin America and Rest of Asia-Pacific.
     Financial investments increased by 7 per cent due to additional purchases of available-for-sale treasury bills and other government and government-agency debt securities, particularly in Europe and North America. These included a notable increase in UK gilts.
     Other assets were approximately in line with 31 December 2009.
Liabilities
Deposits by banks increased by 11 per cent, driven by an increase in funds placed with HSBC by central banks and other financial institutions in Asia.
     Customer account balances were 3 per cent higher, driven by an increase in repo balances with customers in Europe. Savings balances increased in most regions, and growth in Premier deposits contributed to an increase in current account balances, as customers responded well to HSBC’s marketing and brand strength.
     Trading liabilities rose by 10 per cent, driven by an increase in settlement account balances, which tend to vary in proportion to the volume of outstanding trades. Furthermore, money market deposits rose due to an increase in collateral posted by counterparties, which reflected the higher value of derivative assets. In Europe, there was an increase in short bond positions; these are held to hedge long swap trades which rose due to an increase in client demand. This was partly offset, however, by a reduction in repo balances used to meet internal funding requirements. In contrast, repo balances increased in North America due to increased trading volumes of treasury and government agency securities, and corporate bonds, driven by market volatility in the bond market.
     Financial liabilities designated at fair value grew by 5 per cent due to new bond issues in Europe.
     Derivative businesses are managed within market risk limits and, as a consequence, the increase in the value of derivative liabilities broadly matched that of derivative assets.
     Debt securities in issue rose by 8 per cent, partly due to new issuances in Europe. This was partly offset by lower funding requirements in North America due to the continued run-off of the consumer finance business.
     Liabilities under insurance contracts grew by 6 per cent, driven by higher sales of life insurance products in Hong Kong.
     Other liabilities increased by 5 per cent compared with 31 December 2009.
Equity
Total shareholders’ equity increased by 11 per cent, driven by profits generated during the period and the issue of US$3.8 billion of Perpetual Subordinated Capital Securities, an innovative form of tier 1 securities, during June 2010. The available-for-sale reserve deficit also decreased from US$10.0 billion at 31 December 2009 to US$5.5 billion at 30 June 2010, which largely reflected an increase in asset prices as market conditions improved.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Reconciliation of reported and underlying changes in assets and liabilities

	30 June 2010 compared with 31 December 2009
			31 Dec 09
	31 Dec 09		at 30 Jun 10		30 Jun 10		Under-
	as	Currency	exchange	Underlying	as	Reported	lying
	reported	Translation	rates	change	reported	change	change
HSBC	US$m	US$m	US$m	US$m	US$m	%	%
Cash and balances at central banks	60,655	(1,856)	58,799	12,777	71,576	18	22
Trading assets	421,381	(27,158)	394,223	9,577	403,800	(4)	2
Financial assets designated at fair value	37,181	(2,830)	34,351	(2,108)	32,243	(13)	(6)
Derivative assets	250,886	(21,532)	229,354	58,925	288,279	15	26
Loans and advances to banks	179,781	(7,620)	172,161	24,135	196,296	9	14
Loans and advances to customers	896,231	(40,403)	855,828	37,509	893,337	—	4
Financial investments	369,158	(9,341)	359,817	25,654	385,471	4	7
Other assets	149,179	(3,777)	145,402	2,050	147,452	(1)	1

Total assets	2,364,452	(114,517)	2,249,935	168,519	2,418,454	2	7

Deposits by banks	124,872	(10,458)	114,414	12,902	127,316	2	11
Customer accounts	1,159,034	(43,055)	1,115,979	31,342	1,147,321	(1)	3
Trading liabilities	268,130	(17,713)	250,417	24,419	274,836	3	10
Financial liabilities designated at fair value	80,092	(3,136)	76,956	3,480	80,436	—	5
Derivative liabilities	247,646	(21,496)	226,150	60,864	287,014	16	27
Debt securities in issue	146,896	(5,281)	141,615	11,985	153,600	5	8
Liabilities under insurance contracts	53,707	(3,971)	49,736	2,780	52,516	(2)	6
Other liabilities	148,414	(3,290)	145,124	6,968	152,092	2	5

Total liabilities	2,228,791	(108,400)	2,120,391	154,740	2,275,131	2	7

Total shareholders’ equity	128,299	(5,993)	122,306	13,637	135,943	6	11
Non-controlling interests	7,362	(124)	7,238	142	7,380	—	2

Total equity	135,661	(6,117)	129,544	13,779	143,323	6	11

Total equity and liabilities	2,364,452	(114,517)	2,249,935	168,519	2,418,454	2	7

     In 2010, the effect of acquisitions and disposals was not significant.
Other information
Funds under management

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$bn	US$bn	US$bn
Funds under management
At beginning of period	857	735	763
Net new money	25	1	35
Value change	(16)	21	55
Exchange and other	(38)	6	4

At end of period	828	763	857

Funds under management by business
HSBC Global Asset Management	407	387	423
Private Banking	245	223	251
Affiliates	3	3	3
Other	173	150	180

	828	763	857

Funds under management at 30 June 2010 amounted to US$828 billion, a decrease of 3 per cent compared with 31 December 2009. Both Global Asset Management and Private Banking fund holdings decreased.
     Global Asset Management funds decreased by 4 per cent compared with 31 December 2009 to US$407 billion, despite strong net inflows of US$12 billion. This decline was primarily due to the foreign exchange translation of non-US dollar denominated funds under management and falls in global equity markets. Emerging markets funds increased during the first half of 2010, driven by net inflows. HSBC remains one of the world’s largest emerging market asset managers with funds under management of US$93 billion at 30 June 2010.
     Private Banking funds under management decreased by 2 per cent to US$245 billion compared with 31 December 2009, as net inflows of US$9 billion were offset by adverse foreign exchange and equity market movements.
     Client assets, which provide an indicator of overall Private Banking volumes and include funds under management, were US$354 billion, down by US$13 billion compared with 31 December 2009.
     Other funds under management, the majority of which are held by a corporate trust business in Asia, decreased by 4 per cent to US$173 billion.
Assets held in custody and under administration
Custody is the safekeeping and servicing of securities and other financial assets on behalf of clients. At 30 June 2010, assets held by HSBC as custodian amounted to US$4.9 trillion, 6 per cent lower than the US$5.2 trillion held at 31 December 2009. This was mainly due to adverse movements on foreign exchange.
     HSBC’s assets under administration business, which includes the provision of various support function activities including the valuation of portfolios of securities and other financial assets on behalf of clients, complements the custody business. At 30 June 2010, the value of assets held under administration by the Group amounted to US$2.5 trillion.
Review of transactions with related parties
The Financial Services Authority’s (‘FSA’) Disclosure Rules and Transparency Rules require the disclosure of related party transactions that have taken place in the first six months of the current financial year and any changes in the related party transactions described in the Annual Report and Accounts 2009, that have or could have materially affected the financial position or performance of HSBC. A fair review has been undertaken and any such related party transactions have been disclosed in the Notes on the Financial Statements.

Ratios of earnings to combined fixed charges (and preference share dividends)

	Half-year
	to 30 June	Year ended 31 December
	2010	2009	2008	2007	2006	2005
Ratios of earnings to combined fixed charges and preference share dividends:[21]
— excluding interest on deposits	7.28	2.64	2.97	6.96	7.22	9.16
— including interest on deposits	1.89	1.20	1.13	1.34	1.40	1.59

Ratios of earnings to combined fixed charges:[21]
— excluding interest on deposits	8.25	2.99	3.17	7.52	7.93	9.60
— including interest on deposits	1.92	1.22	1.14	1.34	1.41	1.59
For footnote, see page 95.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

Customer groups and global businesses
Summary
HSBC’s senior management reviews operating activity on a number of bases, including by geographical region and by customer group and global business. Capital resources are allocated and performance is assessed primarily by geographical region, as presented on page 46.
     In addition to utilising information by geographical region, management assesses performance through two customer groups, Personal Financial Services and Commercial Banking, and
two global businesses, Global Banking and Markets and Private Banking. Personal Financial Services incorporates the Group’s consumer finance businesses.
     The commentaries below present customer groups and global businesses followed by geographical regions. Performance is discussed in this order because certain strategic themes, business initiatives and trends affect more than one geographical region. All commentaries are on an underlying basis (see page 11) unless stated otherwise.

Profit/(loss) before tax

	Half-year to
	30 June 2010		30 June 2009		31 December 2009
	US$m	%	US$m	%	US$m	%
Personal Financial Services	1,171	10.5	(1,249)	(24.9)	(816)	(39.6)
Commercial Banking	3,204	28.9	2,432	48.5	1,843	89.5
Global Banking and Markets	5,633	50.7	6,298	125.5	4,183	203.0
Private Banking	556	5.0	632	12.6	476	23.1
Other[22]	540	4.9	(3,094)	(61.7)	(3,626)	(176.0)

	11,104	100.0	5,019	100.0	2,060	100.0

Total assets23

	At 30 June 2010		At 30 June 2009		At 31 December 2009
	US$m	%	US$m	%	US$m	%
Personal Financial Services	507,088	21.0	547,084	22.6	554,074	23.4
Commercial Banking	264,077	10.9	249,030	10.3	251,143	10.6
Global Banking and Markets	1,777,643	73.5	1,770,618	73.1	1,683,672	71.2
Private Banking	108,499	4.5	117,468	4.9	116,148	4.9
Other	189,153	7.8	170,414	7.0	150,983	6.4
Intra-HSBC items	(428,006)	(17.7)	(432,771)	(17.9)	(391,568)	(16.5)

	2,418,454	100.0	2,421,843	100.0	2,364,452	100.0

For footnotes, see page 95.
Basis of preparation
The results of customer groups and global businesses are presented in accordance with the accounting policies used in the preparation of HSBC’s consolidated financial statements. HSBC’s operations are closely integrated and, accordingly, the presentation of customer group data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and Group Management
Office (‘GMO’) functions, to the extent that these can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity.
     Where relevant, income and expense amounts presented include the results of inter-segment funding as well as inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms.

Personal Financial Services
Profit/(loss) before tax

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Net interest income	12,198	12,650	12,457

Net fee income	3,560	4,045	4,193

Trading income/(expense) excluding net interest income	(392)	450	187
Net interest income on trading activities	15	39	26

Net trading income/ (expense)[25]	(377)	489	213
Net income/(expense) from financial instruments designated at fair value	(127)	744	1,595
Gains less losses from financial investments	3	195	29
Dividend income	14	17	16
Net earned insurance premiums	4,953	4,585	4,949
Other operating income	387	302	507

Total operating income	20,611	23,027	23,959

Net insurance claims[26]	(4,572)	(5,144)	(6,427)

Net operating income[7]	16,039	17,883	17,532

Loan impairment charges and other credit risk provisions	(6,317)	(10,673)	(9,229)

Net operating income	9,722	7,210	8,303

Employee expenses[27]	(2,584)	(2,876)	(3,193)
Other operating expenses	(6,425)	(5,898)	(6,325)

Total operating expenses	(9,009)	(8,774)	(9,518)

Operating profit/(loss)	713	(1,564)	(1,215)

Share of profit in associates and joint ventures	458	315	399

Profit/(loss) before tax	1,171	(1,249)	(816)

By geographical region
Europe	562	212	100
Hong Kong	1,422	1,337	1,391
Rest of Asia-Pacific	476	135	328
Middle East	58	35	(161)
North America	(1,484)	(2,843)	(2,383)
Latin America	137	(125)	(91)

	1,171	(1,249)	(816)

	%	%	%
Share of HSBC’s profit before tax	10.5	(24.9)	(39.6)
Cost efficiency ratio	56.2	49.1	54.3

Balance sheet data[23]

	US$m	US$m	US$m
Loans and advances to customers (net)	377,467	400,692	399,460
Total assets	507,088	547,084	554,074
Customer accounts	488,249	482,935	499,109
For footnotes, see page 95.
Financial and business highlights
•	Personal Financial Services reported a profit before tax of US$1.2 billion, compared with reported and underlying losses of US$1.2 billion and US$1.3 billion, respectively, in the first half of 2009. Loan impairment charges fell in line with the managed reduction of the run-off portfolios and as global economic conditions improved, the latter also creating opportunities to expand insurance and wealth management revenues. This was partly offset by fair value losses on non-qualifying hedges in the US due to a decline in long-term interest rates, compared with fair value gains in 2009 (see page 82).

•	Net interest income was constrained by lower asset balances in the run-off portfolios in the US, Latin America and the Middle East, and significant deposit spread compression in the Group’s major deposit-taking entities due to the effect of continuing low interest rates. This was partly offset by higher secured lending volumes and spreads in Europe.

•	Net fee income benefited from higher investment income as market sentiment improved, most notably in Asia. However, this was more than offset by a decrease in credit card fees in the US from lower volumes and delinquency levels and the impact on charging practices of the Credit Card Accountability, Responsibility and Disclosure Act (‘CARD Act’).

•	Net earned insurance premiums rose as a result of strong life insurance sales in Hong Kong, Brazil and France, partly offset by the closure of the UK motor insurance business in 2009.

•	The decrease in costs was primarily due to a reduction in staff numbers and a US$113 million pension curtailment accounting gain in the US. This was partly offset by the non-recurrence of an accounting gain relating to a change in the delivery of certain staff benefits in the main UK pension scheme in 2009 and continuing investment in the branch networks in mainland China and Taiwan. The cost efficiency ratio increased as revenues were lower in the period.

•	Loan impairment charges and other credit risk provisions fell in all regions, most notably in the US, due to the continued reduction of the run-off portfolios, the improvement in economic conditions, enhanced collection processes and tightened lending criteria.

•	Customer accounts were broadly in line with December 2009 levels, reflecting the strength of the HSBC brand and efforts to maintain strong

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

liquidity levels. Loans and advances to customers decreased as the reduction in balances in the run-off portfolios overshadowed growth in secured lending in the UK and Hong Kong.

•	HSBC Premier (‘Premier’), the Group’s flagship global customer proposition, attracted 469,000 net new customers in the first half of 2010, of whom 51 per cent were new to the bank. Asia exceeded the one million customer milestone in the period, extending HSBC’s global reach to 3.9 million customers in 46 markets.

•	A second global proposition, HSBC Advance (‘Advance’), for emerging mass affluent customers, had a customer base of 3.6 million at 30 June 2010 and is now offered in 22 markets.

•	The Group’s World Selection global investment offering is now available in 21 countries and increased its total assets under management to US$4.1 billion at 30 June 2010.

•	HSBC won a number of awards in the UK for its range of mortgages in the 2010 Moneyfacts awards. HSBC also won awards in various markets in Asia, including the best foreign retail bank in mainland China for the second year in a row from the Asian Banker Excellence in Retail Financial Services Awards 2010.

Reconciliation of reported and underlying profit/(loss) before tax

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 30 June 2009 (‘1H09’)
				1H09
	1H09	1H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	rates[3]	reported	ments[1]	lying	change[4]	change[4]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Personal Financial Services

Net interest income	12,650	—	425	13,075	12,198	(8)	12,190	(4)	(7)
Net fee income	4,045	(4)	121	4,162	3,560	(1)	3,559	(12)	(14)
Other income[6]	1,188	—	71	1,259	281	(5)	276	(76)	(78)

Net operating income[7]	17,883	(4)	617	18,496	16,039	(14)	16,025	(10)	(13)

Loan impairment charges and other credit risk provisions	(10,673)	—	(252)	(10,925)	(6,317)	—	(6,317)	41	42

Net operating income	7,210	(4)	365	7,571	9,722	(14)	9,708	35	28

Operating expenses	(8,774)	2	(426)	(9,198)	(9,009)	4	(9,005)	(3)	2

Operating profit/(loss)	(1,564)	(2)	(61)	(1,627)	713	(10)	703

Income from associates	315	—	(1)	314	458	—	458	45	46

Profit/(loss) before tax	(1,249)	(2)	(62)	(1,313)	1,171	(10)	1,161

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 31 December 2009 (‘2H09’)
				2H09
	2H09	2H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	Rates[8]	reported	ments[1]	lying	change[4]	change[4]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Personal Financial Services

Net interest income	12,457	—	(144)	12,313	12,198	—	12,198	(2)	(1)
Net fee income	4,193	(2)	(51)	4,140	3,560	—	3,560	(15)	(14)
Other income[6]	882	—	12	894	281	(3)	278	(68)	(69)

Net operating income[7]	17,532	(2)	(183)	17,347	16,039	(3)	16,036	(9)	(8)

Loan impairment charges and other credit risk provisions	(9,229)	—	37	(9,192)	(6,317)	—	(6,317)	32	31

Net operating income	8,303	(2)	(146)	8,155	9,722	(3)	9,719	17	19

Operating expenses	(9,518)	1	133	(9,384)	(9,009)	—	(9,009)	5	4

Operating profit/(loss)	(1,215)	(1)	(13)	(1,229)	713	(3)	710

Income from associates	399	—	(1)	398	458	—	458	15	15

Profit/(loss) before tax	(816)	(1)	(14)	(831)	1,171	(3)	1,168

For footnotes, see page 95.

Commercial Banking
Profit before tax

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Net interest income	4,024	3,809	4,074

Net fee income	1,935	1,749	1,953

Trading income excluding net interest income	222	183	149
Net interest income on trading activities	11	11	11

Net trading income[25]	233	194	160
Net income/(expense) from financial instruments designated at fair value	26	(17)	117
Gains less losses from financial investments	3	25	(2)
Dividend income	5	3	5
Net earned insurance premiums	696	390	496
Other operating income	355	519	220

Total operating income	7,277	6,672	7,023

Net insurance claims[26]	(537)	(328)	(514)

Net operating income[7]	6,740	6,344	6,509

Loan impairment charges and other credit risk provisions	(705)	(1,509)	(1,773)

Net operating income	6,035	4,835	4,736

Employee expenses[27]	(1,063)	(876)	(1,196)
Other operating expenses	(2,203)	(1,864)	(2,027)

Total operating expenses	(3,266)	(2,740)	(3,223)

Operating profit	2,769	2,095	1,513

Share of profit in associates and joint ventures	435	337	330

Profit before tax	3,204	2,432	1,843

By geographical region
Europe	709	852	440
Hong Kong	672	424	532
Rest of Asia-Pacific	757	459	605
Middle East	258	252	(231)
North America	572	224	319
Latin America	236	221	178

	3,204	2,432	1,843

	%	%	%
Share of HSBC’s profit before tax	28.9	48.5	89.5
Cost efficiency ratio	48.5	43.2	49.5

Balance sheet data[23]

	US$m	US$m	US$m
Loans and advances to customers (net)	207,763	198,903	199,674
Total assets	264,077	249,030	251,143
Customer accounts	263,616	239,933	267,388
For footnotes, see page 95.
Financial and business highlights
•	The reported profit before tax in the first half of 2010 was US$3.2 billion, 32 per cent higher than in the first half of 2009. Revenue included gains from the sale of HSBC Insurance Brokers and the Group’s stake in the Wells Fargo HSBC Trade Bank (see page 20). On an underlying basis, profit before tax increased by 40 per cent as credit quality improved, trade levels increased and 2009 repricing fed through into higher revenue.

•	HSBC’s broad geographic presence allowed it to capitalise on growing levels of international trade flows. Revenue increased by 5 per cent to US$6.6 billion, mainly due to growth in trade-related fee income and an increase in insurance sales in Hong Kong. Reflecting the faster rate of economic growth, customers within emerging markets contributed 50 per cent of revenue, and 63 per cent of profit before tax.

•	Loan impairment charges were 56 per cent lower with declines across all regions as higher risk portfolios were actively managed down and the economic environment improved. The percentage of overall loan impairment charges to customer advances was broadly in line with historically low levels at less than 1 per cent.

•	Excluding the non-recurrence of a 2009 accounting gain related to a change in the delivery of certain staff benefits in the UK pension scheme, operating expenses increased by 8 per cent to US$3.3 billion. Costs grew as the business expanded, mainly in emerging markets, and HSBC invested in technology and front-line staff. On a reported basis, the cost efficiency ratio rose to 48.5 per cent.

•	Despite the low interest rate environment, deposit balances increased by 2 per cent, while customer advances, which had declined markedly during the financial crisis, increased by 9 per cent, with the strongest growth in Hong Kong, mainland China, Brazil and France.

•	In the first half of 2010, Business Banking customer numbers increased by 3 per cent to over 3.3 million, with 84 per cent of this growth generated in emerging markets. Business Banking represented 55 per cent of total deposit balances at 30 June 2010. HSBC was awarded the best SME’s Partner award for the fifth

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

consecutive year by the Hong Kong Chamber of Small and Medium Business.

•	The number of successful cross-border referrals doubled compared with the first half of 2009, with 13 per cent of referral flow generated from developed markets into emerging markets. The total transaction value of cross-border referrals exceeded US$6.8 billion.
•	In Hong Kong, HSBC’s renminbi-denominated trade settlement volume was over US$450 million in the first half of 2010, representing a significant share of the cross-border clearance business. With its strong foothold in Hong Kong and mainland China, HSBC is well positioned to build its market position and support businesses needing renminbi.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 30 June 2009 (‘1H09’)
				1H09
	1H09	1H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	rates[3]	reported	ments[1]	lying	change[4]	change[4]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Commercial Banking

Net interest income	3,809	—	207	4,016	4,024	(20)	4,004	6	-
Net fee income	1,749	(57)	71	1,763	1,935	(2)	1,933	11	10
Other income[6]	786	(281)	5	510	781	(121)	660	—	29

Net operating income[7]	6,344	(338)	283	6,289	6,740	(143)	6,597	6	5

Loan impairment charges and other credit risk provisions	(1,509)	—	(81)	(1,590)	(705)	—	(705)	53	56

Net operating income	4,835	(338)	202	4,699	6,035	(143)	5,892	25	25

Operating expenses	(2,740)	50	(143)	(2,833)	(3,266)	13	(3,253)	(19)	(15)

Operating profit	2,095	(288)	59	1,866	2,769	(130)	2,639	32	41

Income from associates	337	(1)	—	336	435	—	435	29	29

Profit before tax	2,432	(289)	59	2,202	3,204	(130)	3,074	32	40

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 31 December 2009 (‘2H09’)
				2H09
	2H09	2H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	Rates[8]	reported	ments[1]	lying	change[4]	change[4]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Commercial Banking

Net interest income	4,074	—	(74)	4,000	4,024	—	4,024	(1)	1
Net fee income	1,953	(71)	(50)	1,832	1,935	—	1,935	(1)	6
Other income[6]	482	(2)	(2)	478	781	(114)	667	62	40

Net operating income[7]	6,509	(73)	(126)	6,310	6,740	(114)	6,626	4	5

Loan impairment charges and other credit risk provisions	(1,773)	—	38	(1,735)	(705)	—	(705)	60	59

Net operating income	4,736	(73)	(88)	4,575	6,035	(114)	5,921	27	29

Operating expenses	(3,223)	64	67	(3,092)	(3,266)	—	(3,266)	(1)	(6)

Operating profit	1,513	(9)	(21)	1,483	2,769	(114)	2,655	83	79

Income from associates	330	—	2	332	435	—	435	32	31

Profit before tax	1,843	(9)	(19)	1,815	3,204	(114)	3,090	74	70

For footnotes, see page 95.

Global Banking and Markets
Profit before tax

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Net interest income	3,720	4,667	3,943

Net fee income	2,379	1,968	2,395

Trading income excluding net interest income	2,867	3,422	1,279
Net interest income on trading activities	888	1,056	1,118

Net trading income[25]	3,755	4,478	2,397
Net income from financial instruments designated at fair value	8	329	144
Gains less losses from financial investments	505	158	107
Dividend income	22	23	45
Net earned insurance premiums	22	40	14
Other operating income	438	603	543

Total operating income	10,849	12,266	9,588

Net insurance claims[26]	(15)	(35)	1

Net operating income[7]	10,834	12,231	9,589

Loan impairment charges and other credit risk provisions	(500)	(1,732)	(1,436)

Net operating income	10,334	10,499	8,153

Employee expenses[27]	(2,520)	(2,492)	(1,843)
Other operating expenses	(2,427)	(1,913)	(2,289)

Total operating expenses	(4,947)	(4,405)	(4,132)

Operating profit	5,387	6,094	4,021

Share of profit in associates and joint ventures	246	204	162

Profit before tax	5,633	6,298	4,183

By geographical region
Europe	2,085	2,891	1,654
Hong Kong	730	907	600
Rest of Asia-Pacific	1,306	1,239	1,080
Middle East	49	304	163
North America	998	477	235
Latin America	465	480	451

	5,633	6,298	4,183

	%	%	%
Share of HSBC’s profit before tax	50.7	125.5	203.0
Cost efficiency ratio	45.7	36.0	43.1
For footnotes, see page 95.
Financial and business highlights
•	Global Banking and Markets delivered its second highest ever half-year performance with pre-tax profits of US$5.6 billion, below the record results of the first half of 2009 which benefited from exceptional market conditions. On an underlying basis, profit before tax fell by 13 per cent. Notably, market share gains captured in 2009 were broadly maintained and performance significantly exceeded the second half of 2009 with stronger revenues and lower loan impairment charges and other credit risk provisions. Operating results remained well diversified with a strong contribution from emerging markets and no single business contributing much more than a fifth of total revenues. The breadth of this performance demonstrated the continuing benefit of Global Banking and Markets’ emerging markets-led and financing-focused strategy.

•	Revenues slowed in the second quarter of 2010, as European sovereign debt concerns and widening credit spreads were reflected in less client activity and reduced debt and equity issuance in the market. Operating expenses included initial costs of a number of strategic investments to drive future revenue growth, including the development of Prime Services and equity capital markets capabilities with increased focus on emerging markets and the expansion of the foreign exchange and Rates e-commerce platform. Additionally, a charge of US$350 million was taken in respect of UK and French payroll taxes levied on certain 2009 bonus payments. The cost efficiency ratio, at 45.7 per cent, was 10 percentage points higher than in the first half of 2009.

•	There was an overall improvement in asset-backed securities (‘ABS’s) prices and a significant reduction in write-downs following a return of liquidity to financial markets. This was reflected in a net release of US$362 million relating to legacy positions in credit trading, leveraged and acquisition financing and monoline Credit exposures. 2009’s results included a reported net charge of US$602 million in the first half and a US$271 million release in the second half. A fair value gain of US$255 million resulting from widening credit spreads on structured liabilities was reported during the first half of 2010 (losses of US$127 million and US$317 million were reported in the first and second halves of 2009, respectively).

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Management view of total operating income

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Global Markets[28]	5,542	5,991	4,373

Credit	1,043	1,066	1,264
Rates	1,529	1,964	684
Foreign exchange	1,513	1,797	1,182
Equities	479	315	326
Securities services[29]	718	712	708
Asset and structured finance	260	137	209

Global Banking	2,288	2,403	2,227

Financing and equity capital markets	1,420	1,609	1,461
Payments and cash management[30]	542	535	518
Other transaction services[31]	326	259	248

Balance Sheet Management	2,269	3,350	2,040
Global Asset Management	540	414	525
Principal Investments	126	(38)	80
Other[32]	84	146	343

Total operating income	10,849	12,266	9,588

For footnotes, see page 95.
•	Loan impairment charges and other credit risk provisions decreased by US$1.3 billion. Loan impairment charges of US$0.2 billion fell by US$0.9 billion and US$0.3 billion against the first and second halves of 2009, respectively. This reflected improving credit conditions which strengthened the credit quality of the portfolio. The significant impairments taken in relation to a small number of clients in both halves of 2009 did not recur.

•	The available-for-sale portfolio continued to track the impairment and loss expectations contained within the parameters of the stress tests described on page 156 of the Annual Report and Accounts 2009. Credit risk provisions were US$0.3 billion compared with US$0.6 billion and US$0.8 billion in the first and second halves of 2009, respectively. ABSs accounted for US$256 million of this charge; the expected cash flow impairment on which was US$122 million. A further US$488 million impairment was absorbed by income note holders who take the first loss on positions within the securities investment conduits (‘SIC’s) now consolidated in HSBC’s accounts; details of the SICs are provided on page 126. The available-for-sale reserves in respect of these securities continued to fall, standing at US$8.1 billion at 30 June 2010 as a result of improved prices and continued amortisations and maturities in the portfolio.
•	HSBC was recognised in a number of key industry awards which highlighted the strength of Global Banking and Market’s core businesses and its strategy. This included being awarded Euromoney’s ‘Best Global Emerging Markets Bank’ and ‘Best Global Emerging Markets Debt House’. Regionally, achievements were recognised through the attainment of ‘Best Investment Bank in the Middle East’ and ‘Best Debt House’ in Asia and in Central and Eastern Europe.

•	Global Markets recorded its second highest half-year performance with revenues exceeding US$5 billion, delivered through enhanced sales coverage and greater alignment across regions and with other customer groups. Revenues rose significantly on the second half of 2009, but were lower than in the record first half as the exceptional market conditions did not recur. Higher economic uncertainty and subdued market conditions resulted in lower demand for foreign exchange, Credit and Rates products in the second quarter of 2010. In credit trading, a net release of write-downs on legacy positions was more than offset by the non-recurrence of gains in other parts of the business due to the events described above.

•	The securities services business benefited from greater transaction volumes and an 8.9 per cent increase in assets under custody compared with the first half of 2009. However, this performance was offset in part by the continuation of spread compression, as interest rates in major economies remained at historical lows.

•	In Global Banking, revenues from financing and equity capital markets declined from the highs recorded in the latter part of 2008 and early 2009 due to lower client activity, while reduced credit and lending revenues reflected tighter spreads and a reduction in overall lending balances as clients repaid debt in order to strengthen their balance sheets. Compared with the second half of 2009, overall revenues were stable with well diversified income streams. Payments and cash management income was broadly in line with the first half of 2009.

•	As expected, Balance Sheet Management revenues fell compared with the record first half of 2009, as interest rates remained low and major yield curves flattened. Although revenues improved on the second half of 2009, the declining revenue trend is expected to resume in the second half of 2010 as a result of lower-

yielding reinvestment opportunities with flatter yield curves in the major currencies.

•	Results in Global Asset Management reflected continuation of the momentum achieved in the second half of 2009. Management fees increased significantly with a notable growth in the contribution from emerging markets. Average funds under management at US$421 billion were 15 per cent higher than in the first half of 2009, assisted by net inflows in the first six months of 2010 of
US$12 billion. On 30 June 2010, HSBC announced the single brand of HSBC Global Asset Management, to reflect better the breadth, strength and expertise of its specialist global asset management businesses.

•	Principal Investments reported an increase in profits on the first half of 2009, due to higher realisations and lower impairments.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 30 June 2009 (‘1H09’)
				1H09
	1H09	1H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	rates[3]	reported	ments[1]	lying	change[4]	change[4]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Global Banking and Markets

Net interest income	4,667	—	124	4,791	3,720	(3)	3,717	(20)	(22)
Net fee income	1,968	(10)	51	2,009	2,379	—	2,379	21	18
Other income[6]	5,596	—	153	5,749	4,735	(9)	4,726	(15)	(18)

Net operating income[7]	12,231	(10)	328	12,549	10,834	(12)	10,822	(11)	(14)

Loan impairment charges and other credit risk provisions	(1,732)	—	(32)	(1,764)	(500)	—	(500)	71	72

Net operating income	10,499	(10)	296	10,785	10,334	(12)	10,322	(2)	(4)

Operating expenses	(4,405)	18	(116)	(4,503)	(4,947)	2	(4,945)	(12)	(10)

Operating profit	6,094	8	180	6,282	5,387	(10)	5,377	(12)	(14)

Income from associates	204	—	(1)	203	246	—	246	21	21

Profit before tax	6,298	8	179	6,485	5,633	(10)	5,623	(11)	(13)

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 31 December 2009 (‘2H09’)
				2H09
	2H09	2H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	Rates[8]	reported	ments[1]	lying	change[4]	change[4]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Global Banking and Markets

Net interest income	3,943	—	(115)	3,828	3,720	—	3,720	(6)	(3)
Net fee income	2,395	(32)	(60)	2,303	2,379	—	2,379	(1)	3
Other income[6]	3,251	—	(68)	3,183	4,735	(9)	4,726	46	48

Net operating income[7]	9,589	(32)	(243)	9,314	10,834	(9)	10,825	13	16

Loan impairment charges and other credit risk provisions	(1,436)	—	64	(1,372)	(500)	—	(500)	65	64

Net operating income	8,153	(32)	(179)	7,942	10,334	(9)	10,325	27	30

Operating expenses	(4,132)	34	131	(3,967)	(4,947)	—	(4,947)	(20)	(25)

Operating profit	4,021	2	(48)	3,975	5,387	(9)	5,378	34	35

Income from associates	162	—	1	163	246	—	246	52	51

Profit before tax	4,183	2	(47)	4,138	5,633	(9)	5,624	35	36

For footnotes, see page 95.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Balance sheet data significant to Global Banking and Markets

			Rest of
		Hong	Asia-	Middle	North	Latin
	Europe	Kong	Pacific	East	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2010

Trading assets[33]	265,958	26,406	19,976	733	76,015	6,786	395,874
Derivative assets[34]	227,337	18,858	17,268	827	71,490	3,268	339,048
Loans and advances to:
- customers (net)	163,031	25,501	30,718	6,389	32,861	10,006	268,506
- banks (net)	77,976	25,428	28,108	6,583	16,606	15,932	170,633
Financial investments[33]	91,468	83,284	36,576	10,066	59,244	17,426	298,064
Total assets[23]	1,021,875	214,091	153,877	29,106	299,345	59,349	1,777,643

Deposits by banks	74,808	10,181	14,642	1,623	16,327	3,246	120,827
Customer accounts	170,697	26,142	46,089	5,359	19,229	23,158	290,674
Trading liabilities	162,471	9,838	5,131	48	81,118	4,616	263,222
Derivative liabilities[34]	227,156	19,159	16,744	849	71,874	3,545	339,327

At 30 June 2009

Trading assets[33]	287,752	24,818	15,812	500	68,707	7,600	405,189
Derivative assets[34]	227,424	20,034	19,355	682	84,307	3,921	355,723
Loans and advances to:
- customers (net)	198,290	23,182	21,682	6,799	28,320	9,055	287,328
- banks (net)	66,639	33,833	27,487	4,470	8,703	15,572	156,704
Financial investments[33]	95,658	76,095	33,532	9,479	49,878	10,700	275,342
Total assets[23]	1,060,344	221,196	138,266	27,423	269,492	53,897	1,770,618

Deposits by banks	84,262	10,006	12,394	974	11,297	3,959	122,892
Customer accounts	208,792	34,875	42,712	7,312	19,268	18,003	330,962
Trading liabilities	161,294	11,019	3,747	39	66,308	5,737	248,144
Derivative liabilities[34]	222,408	20,200	18,606	678	80,583	3,680	346,155

At 31 December 2009

Trading assets[33]	294,951	25,742	15,960	511	67,466	6,283	410,913
Derivative assets[34]	190,900	16,937	15,660	668	61,192	2,820	288,177
Loans and advances to:
- customers (net)	176,123	21,991	23,989	6,554	18,654	9,645	256,956
- banks (net)	59,171	27,789	29,388	6,385	14,403	16,638	153,774
Financial investments[33]	83,715	92,181	36,355	9,688	49,386	14,659	285,984
Total assets[23]	981,831	217,146	138,884	28,189	260,131	57,491	1,683,672

Deposits by banks	88,043	5,824	7,874	1,357	13,229	3,948	120,275
Customer accounts	169,390	26,650	43,698	5,752	19,095	20,142	284,727
Trading liabilities	169,814	10,720	3,040	13	69,302	2,875	255,764
Derivative liabilities[34]	191,480	16,619	15,500	651	60,178	3,270	287,698
For footnotes, see page 95.

Private Banking
Profit before tax

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Net interest income	646	784	690

Net fee income	643	602	634

Trading income excluding net interest income	209	154	168
Net interest income on trading activities	10	9	13

Net trading income[25]	219	163	181
Gains less losses from financial investments	11	(2)	7
Dividend income	3	2	3
Other operating income	21	40	8

Total operating income	1,543	1,589	1,523

Net insurance claims[26]	—	—	—

Net operating income[7]	1,543	1,589	1,523

Loan impairment charges and other credit risk provisions	—	(14)	(114)

Net operating income	1,543	1,575	1,409

Employee expenses[27]	(609)	(604)	(594)
Other operating expenses	(358)	(345)	(341)

Total operating expenses	(967)	(949)	(935)

Operating profit	576	626	474

Share of profit/(loss) in associates and joint ventures	(20)	6	2

Profit before tax	556	632	476

By geographical region
Europe	359	447	407
Hong Kong	119	106	91
Rest of Asia-Pacific	43	47	43
Middle East	(23)	5	1
North America	54	23	(73)
Latin America	4	4	7

	556	632	476

	%	%	%
Share of HSBC’s profit before tax	5.0	12.6	23.1
Cost efficiency ratio	62.7	59.7	61.4

Balance sheet data[23]

	US$m	US$m	US$m
Loans and advances to customers (net)	36,590	34,282	37,031
Total assets	108,499	117,468	116,148
Customer accounts	104,025	108,278	106,533
For footnotes, see page 95.
Financial and business highlights
•	Profit before tax of US$556 million was 12 per cent lower than reported in the first half of 2009, 13 per cent lower on an underlying basis. This was primarily due to lower net interest income and a loss from associates. Fee income and trading income rose and costs were broadly in line with the first half of 2009.

•	Net interest income fell as continued low interest rates adversely affected customer deposit spreads. However, fee income grew as an improvement in market sentiment drove a rise in client activity levels and an increase in average client assets under management compared with the same period in 2009. Net trading income also rose, driven by higher client transaction volumes as client risk appetite returned, particularly in foreign exchange and debt securities trading.

•	Loan impairment charges were lower than in the first half of 2009, with a net recovery in North America, compared with a small charge in the first half of 2009.

•	Operating expenses were broadly in line with the comparable period in 2009 despite recruitment in faster-growing markets. The cost efficiency ratio deteriorated by 3 percentage points as revenue declined.

•	The share of profit from associates fell due to an increase in loan impairment charges in The Saudi British Bank.

Client assets

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$bn	US$bn	US$bn
At beginning of period	367	352	345
Net new money	7	(7)	—
Value change	(4)	7	20
Exchange/other	(16)	(7)	2

At end of period	354	345	367

•	Reported client assets of US$354 billion were marginally lower than at 31 December 2009, as net inflows were more than offset by negative market and foreign exchange movements. Net new money amounted to US$7 billion and resulted from increased client leverage and strong inflows in a number of regions, particularly from Asia and other emerging markets. In Switzerland, HSBC reported net inflows as management reinforced their relationships with the core customer base as part of the communication initiatives around the local data theft incident reported in March.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

•	Reported total client assets decreased to US$445 billion from US$460 billion at 31 December 2009. ‘Total client assets’ is equivalent to many industry definitions of assets under management and includes some non-financial assets held in client trusts.

•	Cross-business referrals continued to result in good inflows with over US$2 billion raised during the first half of 2010.

•	Hedge fund inflows into HSBC Alternative Investments Limited returned to levels last seen prior to the global financial crisis.
•	A Family Office Partnership initiative was launched with Global Banking and Markets, targeting ultra high net worth clients and family offices seeking quasi-institutional client services.

•	HSBC Private Bank was named the ‘Best Global Wealth Manager’ in the Euromoney Awards for Excellence 2010 and FT Money and Investors Chronicle Magazine voted HSBC Private Bank as ‘Best Wealth Manager for Alternative Investments’.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 30 June 2009 (‘1H09’)
				1H09
	1H09	1H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	rates[3]	reported	ments[1]	lying	change[4]	change[4]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Private Banking

Net interest income	784	—	3	787	646	—	646	(18)	(18)
Net fee income	602	—	5	607	643	—	643	7	6
Other income[6]	203	—	2	205	254	—	254	25	24

Net operating income[7]	1,589	—	10	1,599	1,543	—	1,543	(3)	(4)

Loan impairment charges and other credit risk provisions	(14)	—	—	(14)	—	—	—

Net operating income	1,575	—	10	1,585	1,543	—	1,543	(2)	(3)

Operating expenses	(949)	—	(6)	(955)	(967)	—	(967)	(2)	(1)

Operating profit	626	—	4	630	576	—	576	(8)	(9)

Income from associates	6	—	—	6	(20)	—	(20)

Profit before tax	632	—	4	636	556	—	556	(12)	(13)

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 31 December 2009 (‘2H09’)
				2H09
	2H09	2H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	Rates[8]	reported	ments[1]	lying	change[4]	change[4]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Private Banking

Net interest income	690	—	(11)	679	646	—	646	(6)	(5)
Net fee income	634	—	(14)	620	643	—	643	1	4
Other income[6]	199	—	(3)	196	254	—	254	28	30

Net operating income[7]	1,523	—	(28)	1,495	1,543	—	1,543	1	3

Loan impairment charges and other credit risk provisions	(114)	—	2	(112)	—	—	—

Net operating income	1,409	—	(26)	1,383	1,543	—	1,543	10	12

Operating expenses	(935)	—	15	(920)	(967)	—	(967)	(3)	(5)

Operating profit	474	—	(11)	463	576	—	576	22	24

Income from associates	2	—	—	2	(20)	—	(20)

Profit before tax	476	—	(11)	465	556	—	556	17	20

For footnotes, see page 95.

Other
Profit/(loss) before tax

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Net interest expense	(537)	(551)	(484)

Net fee income	1	64	61

Trading income/(expense) excluding net interest income	(597)	92	152
Net interest income on trading activities	25	18	17

Net trading income/(expense)[25]	(572)	110	169
Net income/(expense) from financial instruments designated at fair value	1,178	(2,579)	(3,864)
Gains less losses from financial investments	35	(53)	56
Dividend income	15	12	—
Net earned insurance premiums	(5)	(3)	—
Other operating income	3,114	2,172	2,870

Total operating income/(expense)	3,229	(828)	(1,192)

Net insurance claims[26]	3	—	(3)

Net operating income/(expense)[7]	3,232	(828)	(1,195)

Loan impairment charges and other credit risk provisions	(1)	(3)	(5)

Net operating income/(expense)	3,231	(831)	(1,200)

Employee expenses[27]	(3,030)	(2,358)	(2,432)
Other operating income/(expenses)	271	90	(15)

Total operating expenses	(2,759)	(2,268)	(2,447)

Operating profit/(loss)	472	(3,099)	(3,647)

Share of profit in associates and joint ventures	68	5	21

Proft/(loss) before tax	540	(3,094)	(3,626)

By geographical region
Europe	(194)	(1,426)	(1,568)
Hong Kong	(66)	(273)	(86)
Rest of Asia-Pacific	403	142	122
Middle East	4	47	40
North America	352	(1,584)	(2,133)
Latin America	41	—	(1)

	540	(3,094)	(3,626)

	%	%	%
Share of HSBC’s profit before tax	4.9	(61.7)	(176.0)
Cost efficiency ratio	85.4	(273.9)	(204.8)
For footnotes, see page 95.
Balance sheet data23

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Loans and advances to customers (net)	3,011	3,478	3,110
Total assets	189,153	170,414	150,983
Customer accounts	757	1,235	1,277
Notes
•	Reported profit before tax of US$540 million compared with a loss of US$3.1 billion in the first half of 2009. This included gains of US$1.1 billion on the fair value of HSBC’s own debt attributable to movements in credit spreads, compared with losses of US$2.5 billion in the first half of 2009. In addition, the first half of 2010 included gains of US$188 million following the dilution of HSBC’s Holding in Ping An Insurance and US$62 million on the reclassification of Bao Viet to an associate following the purchase of an additional 8 per cent stake. On an underlying basis, loss before tax increased by 25 per cent to US$784 million. For a description of the main items reported under ‘Other’, see footnote 22 on page 95.

•	Net interest expense of US$537 million substantially comprised interest expense on long-term debt issued by HSBC Holdings.

•	Net trading expense of US$572 million compared with reported net income of US$110 million. This was largely attributable to fair value losses on non-qualifying hedges, mainly cross-currency swaps used to economically hedge fixed rate long-term debt issued by HSBC Holdings. The fair value losses, which were driven by a decline in long-term US interest rates relative to sterling and euro interest rates, compared with fair value gains on these instruments in the first half of 2009; they were partly offset by the non-recurrence of a loss of US$344 million on forward foreign exchange contracts associated with the Group’s rights issue in 2009, which were accounted as derivatives with fair value taken to profit or loss.

•	Net income from financial instruments designated at fair value was US$104 million compared with a net expense in the first half of 2009 due to fair value gains from interest and exchange rate ineffectiveness in the economic hedging of long-term debt designated at fair value which was issued by HSBC Holdings and

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

its North American and European subsidiaries. This compared with losses on the ineffectiveness in the economic hedging of long-term debt designated at fair value in the first half of 2009.

•	HSBC recognised gains of US$194 million and US$56 million, respectively, from the sale and leaseback of its headquarters buildings in Paris and New York.
•	Operating expenses increased by 20 per cent to US$2.8 billion as an increasing number of activities were centralised, notably in the US. These costs were previously incurred directly by customer groups, but are now recorded in ‘Other’ and charged to customer groups through a recharge mechanism with income reported as ‘Other operating income’.

Reconciliation of reported and underlying profit/(loss) before tax

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 30 June 2009 (‘1H09’)
				1H09
	1H09	1H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	rates[3]	reported	ments[1]	lying	change[4]	change[4]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Other

Net interest expense	(551)	—	20	(531)	(537)	—	(537)	3	(1)
Net fee income	64	—	—	64	1	—	1	(98)	(98)
Changes in fair value[5]	(2,457)	2,457	—	—	1,074	(1,074)	—		—
Other income[6]	2,116	—	12	2,128	2,694	(250)	2,444	27	15

Net operating income/ (expense)[7]	(828)	2,457	32	1,661	3,232	(1,324)	1,908		15

Loan impairment charges and other credit risk provisions	(3)	—	2	(1)	(1)	—	(1)	67	—

Net operating income/ (expense)	(831)	2,457	34	1,660	3,231	(1,324)	1,907		15

Operating expenses	(2,268)	—	(23)	(2,291)	(2,759)	—	(2,759)	(22)	(20)

Operating profit/(loss)	(3,099)	2,457	11	(631)	472	(1,324)	(852)		(35)

Income from associates	5	—	1	6	68	—	68	1,260	1,033

Profit/(loss) before tax	(3,094)	2,457	12	(625)	540	(1,324)	(784)		(25)

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 31 December 2009 (‘2H09’)
				2H09
	2H09	2H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	Rates[8]	reported	ments[1]	lying	change[4]	change[4]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Other

Net interest expense	(484)	—	27	(457)	(537)	—	(537)	(11)	(18)
Net fee income	61	—	(2)	59	1	—	1	(98)	(98)
Changes in fair value[5]	(4,076)	4,076	—	—	1,074	(1,074)	—		—
Other income[6]	3,304	—	(58)	3,246	2,694	(250)	2,444	(18)	(25)

Net operating income/ (expense)[7]	(1,195)	4,076	(33)	2,848	3,232	(1,324)	1,908		(33)

Loan impairment charges and other credit risk provisions	(5)	—	—	(5)	(1)	—	(1)	80	80

Net operating income/ (expense)	(1,200)	4,076	(33)	2,843	3,231	(1,324)	1,907		(33)

Operating expenses	(2,447)	—	(7)	(2,454)	(2,759)	—	(2,759)	(13)	(12)

Operating profit/(loss)	(3,647)	4,076	(40)	389	472	(1,324)	(852)

Income from associates	21	—	(1)	20	68	—	68	224	240

Profit/(loss) before tax	(3,626)	4,076	(41)	409	540	(1,324)	(784)

For footnotes, see page 95.

Analysis by customer group and global business
Profit/(loss) before tax

	Half-year to 30 June 2010
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other[22]	elimination[35]	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/ (expense)	12,198	4,024	3,720	646	(537)	(294)	19,757

Net fee income	3,560	1,935	2,379	643	1	—	8,518

Trading income/(expense) excluding net interest income	(392)	222	2,867	209	(597)	—	2,309
Net interest income on trading activities	15	11	888	10	25	294	1,243

Net trading income/ (expense)[25]	(377)	233	3,755	219	(572)	294	3,552
Net income/(expense) from financial instruments designated at fair value	(127)	26	8	—	1,178	—	1,085
Gains less losses from financial investments	3	3	505	11	35	—	557
Dividend income	14	5	22	3	15	—	59
Net earned insurance premiums	4,953	696	22	—	(5)	—	5,666
Other operating income	387	355	438	21	3,114	(2,837)	1,478

Total operating income	20,611	7,277	10,849	1,543	3,229	(2,837)	40,672

Net insurance claims[26]	(4,572)	(537)	(15)	—	3	—	(5,121)

Net operating income[7]	16,039	6,740	10,834	1,543	3,232	(2,837)	35,551

Loan impairment charges and other credit risk provisions	(6,317)	(705)	(500)	—	(1)	—	(7,523)

Net operating income	9,722	6,035	10,334	1,543	3,231	(2,837)	28,028

Operating expenses	(9,009)	(3,266)	(4,947)	(967)	(2,759)	2,837	(18,111)

Operating profit	713	2,769	5,387	576	472	—	9,917

Share of profit/(loss) in associates and joint ventures	458	435	246	(20)	68	—	1,187

Profit before tax	1,171	3,204	5,633	556	540	—	11,104

	%	%	%	%	%		%
Share of HSBC’s profit before tax	10.5	28.9	50.7	5.0	4.9		100.0
Cost efficiency ratio	56.2	48.5	45.7	62.7	85.4		50.9

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	377,467	207,763	268,506	36,590	3,011		893,337
Total assets	507,088	264,077	1,777,643	108,499	189,153	(428,006)	2,418,454
Customer accounts	488,249	263,616	290,674	104,025	757		1,147,321

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Profit/(loss) before tax (continued)

	Half-year to 30 June 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other[22]	elimination[35]	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/ (expense)	12,650	3,809	4,667	784	(551)	(821)	20,538

Net fee income	4,045	1,749	1,968	602	64	—	8,428

Trading income excluding net interest income	450	183	3,422	154	92	—	4,301
Net interest income on trading activities	39	11	1,056	9	18	821	1,954

Net trading income[25]	489	194	4,478	163	110	821	6,255
Net income/(expense) from financial instruments designated at fair value	744	(17)	329	—	(2,579)	—	(1,523)
Gains less losses from financial investments	195	25	158	(2)	(53)	—	323
Dividend income	17	3	23	2	12	—	57
Net earned insurance premiums	4,585	390	40	—	(3)	—	5,012
Other operating income	302	519	603	40	2,172	(2,478)	1,158

Total operating income/ (expense)	23,027	6,672	12,266	1,589	(828)	(2,478)	40,248

Net insurance claims[26]	(5,144)	(328)	(35)	—	—	—	(5,507)

Net operating income/ (expense)[7]	17,883	6,344	12,231	1,589	(828)	(2,478)	34,741

Loan impairment charges and other credit risk provisions	(10,673)	(1,509)	(1,732)	(14)	(3)	—	(13,931)

Net operating income/ (expense)	7,210	4,835	10,499	1,575	(831)	(2,478)	20,810

Operating expenses	(8,774)	(2,740)	(4,405)	(949)	(2,268)	2,478	(16,658)

Operating profit/(loss)	(1,564)	2,095	6,094	626	(3,099)	—	4,152

Share of profit in associates and joint ventures	315	337	204	6	5	—	867

Profit/(loss) before tax	(1,249)	2,432	6,298	632	(3,094)	—	5,019

	%	%	%	%	%		%
Share of HSBC’s profit before tax	(24.9)	48.5	125.5	12.6	(61.7)		100.0
Cost efficiency ratio	49.1	43.2	36.0	59.7	(273.9)		47.9

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	400,692	198,903	287,328	34,282	3,478		924,683
Total assets	547,084	249,030	1,770,618	117,468	170,414	(432,771)	2,421,843
Customer accounts	482,935	239,933	330,962	108,278	1,235		1,163,343

	Half-year to 31 December 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other[22]	elimination[35]	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/ (expense)	12,457	4,074	3,943	690	(484)	(488)	20,192

Net fee income	4,193	1,953	2,395	634	61	—	9,236

Trading income excluding net interest income	187	149	1,279	168	152	—	1,935
Net interest income on trading activities	26	11	1,118	13	17	488	1,673

Net trading income[25]	213	160	2,397	181	169	488	3,608
Net income/(expense) from financial instruments designated at fair value	1,595	117	144	—	(3,864)	—	(2,008)
Gains less losses from financial investments	29	(2)	107	7	56	—	197
Dividend income	16	5	45	3	—	—	69
Net earned insurance premiums	4,949	496	14	—	—	—	5,459
Other operating income	507	220	543	8	2,870	(2,518)	1,630

Total operating income/ (expense)	23,959	7,023	9,588	1,523	(1,192)	(2,518)	38,383

Net insurance claims[26]	(6,427)	(514)	1	—	(3)	—	(6,943)

Net operating income/ (expense)[7]	17,532	6,509	9,589	1,523	(1,195)	(2,518)	31,440

Loan impairment charges and other credit risk provisions	(9,229)	(1,773)	(1,436)	(114)	(5)	—	(12,557)

Net operating income/ (expense)	8,303	4,736	8,153	1,409	(1,200)	(2,518)	18,883

Operating expenses	(9,518)	(3,223)	(4,132)	(935)	(2,447)	2,518	(17,737)

Operating profit/(loss)	(1,215)	1,513	4,021	474	(3,647)	—	1,146

Share of profit in associates and joint ventures	399	330	162	2	21	—	914

Profit/(loss) before tax	(816)	1,843	4,183	476	(3,626)	—	2,060

	%	%	%	%	%		%
Share of HSBC’s profit before tax	(39.6)	89.5	203.0	23.1	(176.0)		100.0
Cost efficiency ratio	54.3	49.5	43.1	61.4	(204.8)		56.4

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	399,460	199,674	256,956	37,031	3,110		896,231
Total assets	554,074	251,143	1,683,672	116,148	150,983	(391,568)	2,364,452
Customer accounts	499,109	267,388	284,727	106,533	1,277		1,159,034
For footnotes, see page 95.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Geographical regions
Summary

In the analysis of profit and loss by geographical region that follows, operating income and operating expenses include intra-HSBC items of
US$1,467 million (first half of 2009: US$1,347 million; second half of 2009: US$1,409 million).

Profit/(loss) before tax

	Half-year to
	30 June 2010		30 June 2009		31 December 2009
	US$m	%	US$m	%	US$m	%
Europe	3,521	31.7	2,976	59.3	1,033	50.2
Hong Kong	2,877	25.9	2,501	49.8	2,528	122.7
Rest of Asia-Pacific	2,985	26.9	2,022	40.3	2,178	105.7
Middle East	346	3.1	643	12.8	(188)	(9.1)
North America	492	4.4	(3,703)	(73.8)	(4,035)	(195.9)
Latin America	883	8.0	580	11.6	544	26.4

	11,104	100.0	5,019	100.0	2,060	100.0

Total assets23

	At 30 June 2010		At 30 June 2009		At 31 December 2009
	US$m	%	US$m	%	US$m	%
Europe	1,280,698	52.9	1,324,687	54.7	1,268,600	53.7
Hong Kong	410,991	17.0	413,107	17.1	399,243	16.9
Rest of Asia-Pacific	244,624	10.1	217,794	9.0	222,139	9.4
Middle East	49,637	2.1	48,601	2.0	48,107	2.0
North America	495,408	20.5	494,778	20.4	475,014	20.1
Latin America	121,885	5.0	107,515	4.4	115,967	4.9
Intra-HSBC items	(184,789)	(7.6)	(184,639)	(7.6)	(164,618)	(7.0)

	2,418,454	100.0	2,421,843	100.0	2,364,452	100.0

Risk-weighted assets24

	At 30 June 2010		At 31 December 2009
	US$bn	%	US$bn	%
Total	1,075.3		1,133.2

Europe	316.9	29.3	339.7	29.8
Hong Kong	111.8	10.3	119.5	10.5
Rest of Asia-Pacific	189.0	17.5	173.9	15.3
Middle East	53.8	5.0	54.3	4.8
North America	322.4	29.8	369.2	32.4
Latin America	87.5	8.1	81.7	7.2
For footnotes, see page 95.

Europe
Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2010
UK	479	500	1,360	116	(366)	2,089
France[36]	73	83	415	6	157	734
Germany	—	17	146	18	(4)	177
Malta	20	28	8	—	—	56
Switzerland	—	—	—	161	—	161
Turkey	35	47	58	—	—	140
Other	(45)	34	98	58	19	164

	562	709	2,085	359	(194)	3,521

Half-year to 30 June 2009
UK	205	688	1,853	124	(1,214)	1,656
France[36]	26	51	661	1	(219)	520
Germany	—	17	129	8	(4)	150
Malta	13	29	5	—	—	47
Switzerland	—	—	—	233	—	233
Turkey	21	54	87	1	—	163
Other	(53)	13	156	80	11	207

	212	852	2,891	447	(1,426)	2,976

Half-year to 31 December 2009
UK	159	338	1,192	128	(1,347)	470
France[36]	28	51	233	2	(210)	104
Germany	—	4	126	24	(14)	140
Malta	20	29	4	—	—	53
Switzerland	—	—	5	215	(3)	217
Turkey	22	43	32	1	—	98
Other	(129)	(25)	62	37	6	(49)

	100	440	1,654	407	(1,568)	1,033

Loans and advances to customers (net) by country

	At 30 June	At 30 June	At 31 December
	2010	2009	2009
	US$m	US$m	US$m
UK	309,933	342,153	329,182
France[36]	60,428	77,096	71,567
Germany	3,913	5,201	4,131
Malta	3,929	4,480	4,649
Switzerland	12,022	9,566	12,072
Turkey	5,813	5,586	5,758
Other	11,188	13,008	12,122

	407,226	457,090	439,481

Customer accounts by country

	At 30 June	At 30 June	At 31 December
	2010	2009	2009
	US$m	US$m	US$m
UK	335,493	371,675	349,162
France[36]	68,942	85,899	70,899
Germany	7,698	10,007	8,134
Malta	5,084	5,646	5,888
Switzerland	41,556	41,122	45,148
Turkey	5,888	5,394	5,830
Other	12,597	9,982	9,958

	477,258	529,725	495,019

For footnote, see page 95.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Profit before tax

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
Europe	US$m	US$m	US$m
Net interest income	5,802	5,978	6,290
Net fee income	3,177	2,843	3,424
Net trading income	1,604	3,429	2,030

Changes in fair value of long-term debt issued and related derivatives	715	(788)	(1,958)
Net income/(expense) from other financial instruments designated at fair value	(142)	212	1,109

Net income/(expense) from financial instruments designated at fair value	573	(576)	(849)
Gains less losses from financial investments	237	(60)	110
Dividend income	14	13	16
Net earned insurance premiums	2,137	2,134	2,089
Other operating income	1,141	976	1,286

Total operating income	14,685	14,737	14,396

Net insurance claims incurred and movement in liabilities to policyholders	(1,964)	(2,383)	(3,206)

Net operating income before loan impairment charges and other credit risk provisions	12,721	12,354	11,190

Loan impairment charges and other credit risk provisions	(1,501)	(2,813)	(2,755)

Net operating income	11,220	9,541	8,435

Operating expenses	(7,704)	(6,587)	(7,401)

Operating profit	3,516	2,954	1,034

Share of profit/(loss) in associates and joint ventures	5	22	(1)

Profit before tax	3,521	2,976	1,033

	%	%	%
Share of HSBC’s profit before tax	31.7	59.3	50.2
Cost efficiency ratio	60.6	53.3	66.1

Period-end staff numbers (full-time equivalent)	73,431	79,132	76,703

Balance sheet data[23]

	US$m	US$m	US$m
Loans and advances to customers (net)	407,226	457,090	439,481
Loans and advances to banks (net)	82,035	72,491	65,521
Trading assets, financial instruments designated at fair value and financial investments[33]	420,145	449,928	450,727
Total assets	1,280,698	1,324,687	1,268,600
Deposits by banks	77,585	87,159	89,893
Customer accounts	477,258	529,725	495,019
For footnotes, see page 95.
The commentary on Europe is on an underlying basis unless stated otherwise.

Economic briefing
The UK economy experienced a modest recovery during the first half of 2010 as economic conditions stabilised following the severe weakness experienced in 2009. Having fallen 6.4 per cent during the recession, by the end of the second quarter the level of gross domestic product (‘GDP’) had risen by 1.9 per cent from the low in activity seen in the third quarter of 2009. Labour market conditions also showed signs of stabilisation as the headline rate of unemployment remained around 8 per cent during the half-year. Housing market activity proved subdued and, after appreciating during the early months of 2010, house prices displayed signs of softening during the second quarter. The Bank of England left interest rates unchanged at 0.5 per cent during the first half of the year, while the Asset Purchase Facility also remained steady at £200 billion (US$300 billion). Consumer Price Index (‘CPI’) inflation remained relatively high throughout the period, falling only marginally from 3.5 per cent in January 2010 to
3.2 per cent in June, well above the Bank of England’s 2 per cent target.
     The pace of economic recovery also proved lacklustre within the eurozone. In the first quarter the level of GDP rose by just 0.2 per cent on the previous quarter. There was evidence of an acceleration of growth during the second quarter, although economic performance proved increasingly disparate as concerns mounted over the health of the public finances of some member states and a number of austerity programmes were implemented. Tensions within government bond markets across the region prompted the creation of a €750 billion stabilisation fund to be used to provide loans to eurozone governments in need of financial assistance. CPI inflation rose from 0.9 per cent in December 2009 to 1.4 per cent in June 2010, while the unemployment rate increased to an 11-year high of 10 per cent in June 2010. The European Central Bank held the refi rate at 1 per cent throughout the period and, from early May, started to purchase small amounts of the government debt of several eurozone nations in the secondary market.

Review of business performance
Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 30 June 2009 (‘1H09’)
				1H09
	1H09	1H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	rates[3]	reported	ments[1]	lying	change[4]	change[4]
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	5,978	—	109	6,087	5,802	—	5,802	(3)	(5)
Net fee income	2,843	(71)	37	2,809	3,177	—	3,177	12	13
Changes in fair value[5]	(836)	836	—	—	574	(574)	—
Other income[6]	4,369	(281)	4	4,092	3,168	(107)	3,061	(27)	(25)

Net operating income[7]	12,354	484	150	12,988	12,721	(681)	12,040	3	(7)

Loan impairment charges and other credit risk provisions	(2,813)	—	(66)	(2,879)	(1,501)	—	(1,501)	47	48

Net operating income	9,541	484	84	10,109	11,220	(681)	10,539	18	4

Operating expenses	(6,587)	70	(115)	(6,632)	(7,704)	—	(7,704)	(17)	(16)

Operating profit	2,954	554	(31)	3,477	3,516	(681)	2,835	19	(18)

Income from associates	22	(1)	(1)	20	5	—	5	(77)	(75)

Profit before tax	2,976	553	(32)	3,497	3,521	(681)	2,840	18	(19)

For footnotes, see page 95.

HSBC’s European operations reported a pre-tax profit of US$3.5 billion, 18 per cent higher than in the comparable period in 2009 and more than trebled the second half of 2009, mainly due to favourable movements in the Group’s own debt held at fair value.
     Included within these results was a US$107 million gain on the disposal of the HSBC Insurance Brokers business to Marsh Inc. in April 2010. The first half of 2009 included a US$280 million gain on the sale of the remaining stake in the UK card merchant acquiring business to Global Payments Inc. There was a gain of

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

US$0.6 billion from the widening of credit spreads on the Group’s own debt held at fair value; losses of US$0.8 billion and US$2.0 billion were recorded in the first and second halves of 2009, respectively, due to the tightening of credit spreads. Management does not regard the resulting movement of US$1.4 billion compared with the first half of 2009 as part of operating performance. On an underlying basis, which excludes this movement and the gains noted above, profit before tax decreased by 19 per cent compared with the first half of 2009, due to lower income from Global Banking and Markets, where record results in the first half of 2009 were not repeated, partly offset by an overall improvement in credit experience.
     In the UK personal sector, Premier customers increased by 9 per cent in the first half of 2010, while Advance attracted 23,000 new customers to HSBC, as the business focused on building sustainable long-term relationships and wealth management revenues in these target segments. Funds under management totalled US$22.0 billion at 30 June 2010, with the World Selection Fund rising by 59 per cent to US$2.3 billion in the first half of the year. Higher revenues were primarily driven by mortgage lending growth. HSBC took an 8 per cent share of new residential mortgage lending in the UK in the first quarter of 2010, with an average new loan to value ratio of 53 per cent.
     In Continental Europe, the personal sector increased investment in Premier, growing its customer base to 444,000 in the first half of 2010, particularly in France and Turkey. Advance was launched in Turkey and Poland during the period with a phased roll-out across the region planned in the second half of 2010.
     In the UK commercial sector, further progress was made in achieving HSBC’s strategy of becoming the leading bank for international business with the number of its UK-based customers managed through the international proposition increasing by 9 per cent during the first half of 2010. Trade and supply chain income increased by 18 per cent on the comparable period. HSBC lent US$2.0 billion to small and medium-sized enterprises (‘SME’s), and opened accounts for over 65,000 customers starting new businesses.
     The commercial sector in Continental Europe continued to focus on expanding relationships with international businesses. Early signs of business revival were seen in a number of markets, most notably in Germany, Turkey and Poland.
     Net interest income fell by 5 per cent compared with the exceptional results reported in the first half of 2009, reflecting a decreasing trend, as forecast, in Balance Sheet Management revenues, as interest rates remained low and major yield curves flattened. In Global Banking and Markets, tighter spreads and a reduction in overall lending balances resulted in lower income in the Credit and lending businesses as corporates repaid debt in order to strengthen their balance sheets.
     This reduction was partly offset by mortgage lending growth in the personal sector and wider asset spreads in the UK. This was partly offset by a reduction in deposit spreads which remained narrow in the low interest rate environment and the effects on Personal Financial Services of interest rate cap reductions on credit cards set by the central bank in Turkey.
     UK Personal Financial Services maintained its strong deposit base despite fierce competition. Within this, Premier and Advance customer account balances increased by 3 per cent.

Strong underlying growth in personal and commercial banking complemented a resilient performance from Global Banking and Markets.
     Net fee income increased by 13 per cent. Fee income was received for management services provided by HSBC to Structured Investment Conduits and management fees rose in Global Asset Management and the wealth management segment of the personal sector, driven by an increase in the average value of funds under management. Net inflows into Global Asset Management funds were US$8.1 billion in the first half of 2010. The Equity Capital Markets business, however, was affected by a reduction in client activity as the exceptional volumes seen in the first half of 2009 were not repeated.
     Net trading income fell by 54 per cent to US$1.6 billion as increased economic uncertainty and subdued market conditions following the concerns over European sovereign debt in the second quarter of 2010 resulted in lower client activity and demand for foreign exchange, Credit and Rates products.
     In credit trading, a net release of US$230 million of previous write-downs on legacy positions and monoline exposures reflected an overall improvement in asset prices; the first half of 2009 included a reported net charge of US$252 million. However, this benefit was more than offset by the non-recurrence of gains in other parts of the business that arose in the first half of 2009. Performance in the foreign exchange business remained strong but suffered from a reduction in market volatility and customer-driven volumes compared with the unprecedented levels experienced in late 2008 and early 2009, and Rates income decreased following a slowdown in client activity.
     Included within ‘Net trading income’ was a fair value gain of US$177 million resulting from widening credit spreads on structured liabilities; a loss of US$120 million was reported in the first half of 2009. In addition, foreign exchange gains were reported on trading assets held as economic hedges of foreign currency debt designated at fair value, with the offset reported in ‘Net income from financial instruments designated at fair value’. Foreign exchange losses were reported on these instruments in the first half of 2009.
     Trading income also included fair value losses on non-qualifying hedges, mainly cross-currency swaps used to economically hedge fixed rate long-term debt issued by HSBC Holdings. The fair value losses, which were driven by a decline in long-term US dollar interest rates relative to sterling and euro interest rates, compared with fair value gains on these instruments in the first half of 2009. This was partly offset by the non-recurrence of a loss on a forward foreign exchange contract associated with the Group’s rights issue.
     Net income from financial instruments designated at fair value reduced by US$208 million. Losses on the fair value of assets held to meet liabilities under insurance and investment contracts were recognised as equity markets fell, compared with gains reported in the first half of 2009. To the extent that these losses accrued to policyholders holding unit-linked insurance policies and insurance or investment contracts with DPF, there was a corresponding decrease in net insurance claims incurred and movement in liabilities to policyholders.
     In addition, foreign exchange losses on debt designated at fair value were reported in the period, with the offset reported in ‘Net trading income’. This was partly offset by fair value gains from interest and exchange rate ineffectiveness in the economic hedging of long-term debt designated at fair value compared with fair value losses in the first half of 2009.
     Gains less losses from financial investments increased to US$237 million as improved market conditions resulted in lower impairment charges and afforded opportunities to realise private equity investments at a profit. Gains were also realised on available-for-sale assets.
     Net earned insurance premiums were broadly in line with the first half of 2009, with an increase in
France driven by successful sales campaigns offset by lower premiums in the UK as the motor insurance underwriting business was placed into run-off during the second half of 2009 with no new customer business written in 2010.
     Other operating income increased by 51 per cent, primarily due to the gain on the sale and leaseback of HSBC’s Paris headquarters.
     Net insurance claims incurred and movement in liabilities to policyholders decreased by 16 per cent. This was in line with the movement in liabilities to policyholders reported above in ‘Financial instruments designated at fair value’, coupled with significantly lower claims provisioning related to the now closed UK motor insurance book. An increase in reserves was recorded in the first half of 2009 to reflect the rising incidence and severity of claims at that time. No further deterioration in claims was observed in the UK motor insurance book in the first half of 2010 and, accordingly, no equivalent reserve strengthening was required.
     Loan impairment charges and other credit risk provisions decreased by 48 per cent to US$1.5 billion, reflecting an overall improvement in the credit environment in the region and the Group’s success in mitigating risk. In Global Banking and Markets, loan impairment charges fell compared with both halves of 2009, reflecting the improved credit quality of the portfolio. The significant impairments taken in relation to a small number of clients in both halves of 2009 did not recur. Credit risk provisions on certain ABSs held on the available-for-sale portfolio decreased as asset prices rose and default rates declined.
     Lower loan impairment charges in the personal sector were driven by an improvement in delinquencies across both the secured and unsecured lending portfolios, in part due to enhanced credit risk management practices and improved collections, falling by US$239 million in the UK and US$61 million in Turkey. In the commercial sector, loan impairment charges reduced by US$205 million. The commercial property sector in the UK experienced the most significant improvement with impairments. Continuation of the positive loan impairment trend experienced in the first half of 2010 in the commercial and personal sectors remains highly sensitive to general economic activity, employment, interest rates and house prices.
     Operating expenses, excluding the impact of two unusual items, were marginally higher in the first half of 2009: Global Banking and Markets’ costs included one-off payroll taxes on certain bonuses paid in the second quarter of 2010 in respect

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

of 2009 of US$308 million in the UK and US$42 million in France; and a US$480 million pension accounting gain (US$499 million as reported) in the first half of 2009 related to a change in the delivery of certain staff benefits in the main UK pension scheme which did not recur.
     Employee compensation and benefits increased by 19 per cent to US$4.1 billion as a result of these unusual items, partly offset by the Group’s continued efforts to leverage global scale and technology platforms to re-engineer the business and make sustainable reductions in its cost base. General and administrative expenses increased by 13 per cent to US$3.1 billion, driven by higher services contracted out and IT costs along with increased rental expenses following the sale and leaseback of 8 Canada Square in London.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 31 December 2009 (‘2H09’)
				2H09
	2H09	2H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	rates[8]	reported	ments[1]	lying	change[4]	change[4]
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	6,290	—	(424)	5,866	5,802	—	5,802	(8)	(1)
Net fee income	3,424	(105)	(219)	3,100	3,177	—	3,177	(7)	2
Changes in fair value[5]	(2,005)	2,005	—	—	574	(574)	—
Other income[6]	3,481	(2)	(138)	3,341	3,168	(107)	3,061	(9)	(8)

Net operating income[7]	11,190	1,898	(781)	12,307	12,721	(681)	12,040	14	(2)

Loan impairment charges and other credit risk provisions	(2,755)	—	184	(2,571)	(1,501)	—	(1,501)	46	42

Net operating income	8,435	1,898	(597)	9,736	11,220	(681)	10,539	33	8

Operating expenses	(7,401)	99	432	(6,870)	(7,704)	—	(7,704)	(4)	(12)

Operating profit	1,034	1,997	(165)	2,866	3,516	(681)	2,835	240	(1)

Income from associates	(1)	—	—	(1)	5	—	5

Profit before tax	1,033	1,997	(165)	2,865	3,521	(681)	2,840	241	(1)

For footnotes, see page 95.

Analysis by customer group and global business
Profit/(loss) before tax

	Half-year to 30 June 2010
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[35]	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/ (expense)	2,711	1,324	1,643	424	(292)	(8)	5,802

Net fee income/ (expense)	965	796	975	444	(3)	—	3,177

Trading income/(expense) excluding net interest income	(19)	14	1,342	105	(570)	—	872
Net interest income on trading activities	—	7	700	10	7	8	732

Net trading income/ (expense)[25]	(19)	21	2,042	115	(563)	8	1,604
Net income/(expense) from financial instruments designated at fair value	(121)	(26)	(31)	—	751	—	573
Gains less losses from financial investments	—	—	240	1	(4)	—	237
Dividend income	—	—	12	2	—	—	14
Net earned insurance premiums	2,012	130	—	—	(5)	—	2,137
Other operating income	93	125	314	4	479	126	1,141

Total operating income	5,641	2,370	5,195	990	363	126	14,685

Net insurance claims[26]	(1,882)	(81)	—	—	(1)	—	(1,964)

Net operating income[7]	3,759	2,289	5,195	990	362	126	12,721

Loan impairment charges and other credit risk provisions	(685)	(410)	(395)	(11)	—	—	(1,501)

Net operating income	3,074	1,879	4,800	979	362	126	11,220

Operating expenses	(2,514)	(1,171)	(2,717)	(620)	(556)	(126)	(7,704)

Operating profit/(loss)	560	708	2,083	359	(194)	—	3,516

Share of profit in associates and joint ventures	2	1	2	—	—	—	5

Profit/(loss) before tax	562	709	2,085	359	(194)	—	3,521

	%	%	%	%	%		%
Share of HSBC’s profit before tax	5.1	6.3	18.8	3.2	(1.7)		31.7
Cost efficiency ratio	66.9	51.2	52.3	62.6	153.6		60.6

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	135,735	82,822	163,031	24,717	921		407,226
Total assets	190,549	105,134	1,021,875	70,116	74,744	(181,720)	1,280,698
Customer accounts	156,579	95,558	170,697	54,423	1		477,258

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Profit/(loss) before tax (continued)

	Half-year to 30 June 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[35]	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/ (expense)	2,507	1,295	2,376	506	(265)	(441)	5,978

Net fee income	875	789	706	438	35	—	2,843

Trading income excluding net interest income	78	4	1,678	72	167	—	1,999
Net interest income on trading activities	(1)	7	966	9	8	441	1,430

Net trading income[25]	77	11	2,644	81	175	441	3,429
Net income/(expense) from financial instruments designated at fair value	170	5	358	—	(1,109)	—	(576)
Gains less losses from financial investments	5	2	(47)	(2)	(18)	—	(60)
Dividend income	—	1	11	1	—	—	13
Net earned insurance premiums	2,002	135	—	—	(3)	—	2,134
Other operating income	89	323	303	26	162	73	976

Total operating income/ (expense)	5,725	2,561	6,351	1,050	(1,023)	73	14,737

Net insurance claims[26]	(2,249)	(134)	—	—	—	—	(2,383)

Net operating income/ (expense)[7]	3,476	2,427	6,351	1,050	(1,023)	73	12,354

Loan impairment charges and other credit risk provisions	(982)	(606)	(1,212)	(10)	(3)	—	(2,813)

Net operating income/ (expense)	2,494	1,821	5,139	1,040	(1,026)	73	9,541

Operating expenses	(2,283)	(987)	(2,251)	(593)	(400)	(73)	(6,587)

Operating profit/(loss)	211	834	2,888	447	(1,426)	—	2,954

Share of profit in associates and joint ventures	1	18	3	—	—	—	22

Profit/(loss) before tax	212	852	2,891	447	(1,426)	—	2,976

	%	%	%	%	%		%
Share of HSBC’s profit before tax	4.2	17.0	57.6	8.9	(28.4)		59.3
Cost efficiency ratio	65.7	40.7	35.4	56.5	(39.1)		53.3

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	143,886	89,788	198,290	23,774	1,352		457,090
Total assets	205,023	112,749	1,060,344	74,469	86,649	(214,547)	1,324,687
Customer accounts	166,295	95,132	208,792	59,503	3		529,725

	Half-year to 31 December 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[35]	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/(expense)	2,906	1,444	1,991	443	(260)	(234)	6,290

Net fee income	1,074	890	964	445	51	—	3,424

Trading income/(expense) excluding net interest income	(44)	(1)	589	103	215	—	862
Net interest income on trading activities	—	10	903	14	7	234	1,168

Net trading income[25]	(44)	9	1,492	117	222	234	2,030

Net income/(expense) from financial instruments designated at fair value	842	128	17	—	(1,836)	—	(849)
Gains less losses from financial investments	15	—	72	7	16	—	110
Dividend income	2	—	15	2	(3)	—	16
Net earned insurance premiums	1,973	118	(2)	—	—	—	2,089
Other operating income	93	50	367	2	752	22	1,286

Total operating income/ (expense)	6,861	2,639	4,916	1,016	(1,058)	22	14,396

Net insurance claims[26]	(2,972)	(231)	—	—	(3)	—	(3,206)

Net operating income/ (expense)[7]	3,889	2,408	4,916	1,016	(1,061)	22	11,190

Loan impairment charges and other credit risk provisions	(1,010)	(661)	(1,065)	(19)	—	—	(2,755)

Net operating income/ (expense)	2,879	1,747	3,851	997	(1,061)	22	8,435

Operating expenses	(2,779)	(1,307)	(2,196)	(590)	(507)	(22)	(7,401)

Operating profit/(loss)	100	440	1,655	407	(1,568)	—	1,034

Share of loss in associates and joint ventures	—	—	(1)	—	—	—	(1)

Profit/(loss) before tax	100	440	1,654	407	(1,568)	—	1,033

	%	%	%	%	%		%
Share of HSBC’s profit before tax	4.9	21.4	80.2	19.8	(76.1)		50.2
Cost efficiency ratio	71.5	54.3	44.7	58.1	47.8		66.1

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	147,760	89,084	176,123	25,541	973		439,481
Total assets	208,669	111,874	981,831	76,871	84,010	(194,655)	1,268,600
Customer accounts	165,161	102,249	169,390	58,213	6		495,019
For footnotes, see page 95.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Hong Kong
Profit/(loss) before tax by customer group and global business

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Personal Financial Services	1,422	1,337	1,391
Commercial Banking	672	424	532
Global Banking and Markets	730	907	600
Private Banking	119	106	91
Other	(66)	(273)	(86)

Profit before tax	2,877	2,501	2,528

Profit before tax

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Net interest income	1,994	2,232	1,963

Net fee income	1,395	1,200	1,469

Net trading income	688	704	521

Changes in fair value of long-term debt and related derivatives	(2)	(3)	—
Net income/(expense) from other financial instruments designated at fair value	(28)	348	440

Net income/(expense) from financial instruments designated at fair value	(30)	345	440
Gains less losses from financial investments	111	2	7
Dividend income	13	14	14
Net earned insurance premiums	2,248	1,838	1,836
Other operating income	644	505	769

Total operating income	7,063	6,840	7,019

Net insurance claims incurred and movement in liabilities to policyholders	(2,167)	(2,126)	(2,266)

Net operating income before loan impairment charges and other credit risk provisions	4,896	4,714	4,753

Loan impairment charges and other credit risk provisions	(63)	(273)	(227)

Net operating income	4,833	4,441	4,526

Operating expenses	(1,968)	(1,935)	(2,011)

Operating profit	2,865	2,506	2,515

Share of profit/(loss) in associates and joint ventures	12	(5)	13

Profit before tax	2,877	2,501	2,528

	%	%	%
Share of HSBC’s profit before tax	25.9	49.8	122.7
Cost efficiency ratio	40.2	41.0	42.3

Period-end staff numbers (full-time equivalent)	28,397	28,259	27,614

Balance sheet data[23]

	US$m	US$m	US$m
Loans and advances to customers (net)	114,075	97,486	99,381
Loans and advances to banks (net)	31,633	41,197	36,197
Trading assets, financial instruments designated at fair value, and financial investments	151,332	135,916	154,418
Total assets	410,991	413,107	399,243
Deposits by banks	10,552	10,299	6,023
Customer accounts	274,112	267,532	275,441
For footnote, see page 95.
The commentary on Hong Kong is on an underlying basis unless stated otherwise.

Economic briefing
Hong Kong’s economy expanded steadily during the first half of 2010 following the very volatile conditions that developed during 2009. In the first quarter the level of GDP rose by 2.4 per cent on the previous quarter, with manufacturing activity, investment expenditure and external demand all showing substantial improvement on the comparable period in 2009. Labour market conditions improved more modestly, with the unemployment rate falling from 4.9 per cent in December 2009 to 4.6 per cent in June 2010. CPI inflation accelerated from 1.3 per cent in December 2009 to 2.8 per cent in June 2010, although this movement largely reflected rises in food and energy prices. The Hong Kong Monetary Authority held the base rate steady at 0.5 per cent during the first half of 2010. Asset price performance again proved volatile during the period, with the Hang Seng Index falling by about 8 per cent.

Review of business performance
Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 30 June 2009 (‘1H09’)
				1H09
	1H09	1H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	rates[3]	reported	ments[1]	lying	change[4]	change[4]
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	2,232	—	(4)	2,228	1,994	—	1,994	(11)	(11)
Net fee income	1,200	—	(2)	1,198	1,395	—	1,395	16	16
Changes in fair value[5]	(2)	2	—	—	(6)	6	—	(200)
Other income[6]	1,284	—	(3)	1,281	1,513	(62)	1,451	18	13

Net operating income[7]	4,714	2	(9)	4,707	4,896	(56)	4,840	4	3

Loan impairment charges and other credit risk provisions	(273)	—	1	(272)	(63)	—	(63)	77	77

Net operating income	4,441	2	(8)	4,435	4,833	(56)	4,777	9	8

Operating expenses	(1,935)	—	4	(1,931)	(1,968)	—	(1,968)	(2)	(2)

Operating profit	2,506	2	(4)	2,504	2,865	(56)	2,809	14	12

Income from associates	(5)	—	—	(5)	12	—	12

Profit before tax	2,501	2	(4)	2,499	2,877	(56)	2,821	15	13

For footnotes, see page 95.

HSBC’s operations in Hong Kong reported pre-tax profits of US$2.9 billion compared with US$2.5 billion in the first half of 2009, an increase of 15 per cent. On an underlying basis, excluding the accounting gains of US$62 million arising from the reclassification of Bao Viet as an associate following the purchase of additional shares, profit before tax increased by 13 per cent. HSBC took advantage of the improved economic environment and better market sentiment in the region to build its revenue base in its investment and insurance businesses. Lending increased, particularly in Commercial Banking, as a result of higher trade activity and a stronger property market. Deposit inflows in both Personal Financial Services and Commercial Banking were supported by increased market liquidity and targeted marketing campaigns, though the higher revenues from volume growth were partly offset by continued deposit spread compression. The improved economic conditions also resulted in a marked decrease in loan impairment charges from what was already a low level.
     HSBC maintained its market leadership in deposits, mortgages, life insurance and credit cards through product innovation and enhancing its brand proposition, particularly for higher value segments. The Premier customer base increased by 14 per cent compared with 31 December 2009 to almost 440,000, supported by the launch of a real-time online financial consultancy service, the first in Hong Kong. Advance was successfully launched in January as a branded proposition to capture the mid-market customer segment that will in due course feed into Premier. Commercial Banking’s successful inward cross-border referrals increased more than threefold as the strategy to prioritise international connectivity to grow the business was implemented. HSBC also actively participated in the Hong Kong

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

Government Special Loan Guarantee Scheme which helps SMEs secure funding. Following continued support for Business Banking customers, HSBC was awarded the Best SME’s Partner award for the fifth consecutive year by The Hong Kong Chamber of Small and Medium Business.
     Net interest income declined by 11 per cent, primarily due to lower Balance Sheet Management income.
     Personal lending balances were 6 per cent higher, driven by targeted growth in residential mortgage lending. HSBC continued to lead the mortgage market with a 30 per cent market share of new loan drawdowns in the first half of 2010, primarily driven by the introduction of HIBOR-linked mortgages which have become the dominant product type in the Hong Kong mortgage market. Commercial lending growth reflected a recovery in business and trade activity and ongoing credit support to customers. Growth was noted particularly in commercial real estate and other property-related sectors, and commercial, industrial and international trade. Commercial Banking further developed its renminbi business and launched a number of renminbi-related products in the first half of 2010.
     Higher income from volume growth was partly offset as asset spreads narrowed, largely from competitive pricing due to high levels of liquidity in the market.

Underlying pre-tax profit in Hong Kong grew by 13 per cent as lending increased and HSBC maintained its market leadership in deposits, mortgages, life insurance and credit cards.
     Growth in average deposit balances was reported against 30 June 2009 as HSBC expanded its market share through targeted marketing campaigns and customers of both Personal Financial Services and Commercial Banking displayed a preference for liquid deposits. The benefit of this increase was partly offset by liability spreads remaining under pressure in the low interest rate environment.
     In Balance Sheet Management, net interest income declined from the exceptional results achieved in the first half of 2009 as higher yielding positions matured, interest rates remained low and yield curves flattened.
     Net fee income increased by 16 per cent, primarily from higher income on unit trusts and assets under management. This was driven by improved investor sentiment and the launch of attractive product offerings such as FundMax which, for a monthly fee, offers retail investors unlimited unit trust transactions and switching between over 300 funds.
     The recovery in regional trade, and consequent rise in the value of Hong Kong’s total exports and imports, boosted remittances and trade-related facilities fees. Underwriting fees also increased due to the number of significant initial public offerings (‘IPO’s) that were concluded in the first half of 2010.
     Net trading income was 2 per cent lower than in the first half of 2009. Income in Rates decreased following a fall in client activity and compressed margins as a result of increased competition. Foreign exchange revenues declined due to lower market volatility, while credit trading revenues fell, reflecting reduced customer demand and a relative widening of credit spreads.
     A net expense of US$24 million on financial instruments designated at fair value was recorded compared with income of US$346 million in the first half of 2009. The movement reflected revaluation losses in the first half of 2010 on assets linked to the insurance business compared with gains in the comparable period. To the extent that these losses were attributed to policyholders, there was an offsetting change in net insurance claims incurred and movement in liabilities to policyholders.
     Net earned insurance premiums grew by 23 per cent to US$2.2 billion, as strong new business growth, particularly in whole life, deferred annuity and unit-linked products, was driven by successful sales campaigns and additional sales staff. A life insurance product designed for high net worth individuals introduced in the first half of 2009 also performed well. There was a corresponding increase in net insurance claims incurred and movement in liabilities to policyholders.
     Gains less losses from financial investments were US$47 million higher, mainly due to gains from disposal of available-for-sale investments in Balance Sheet Management in the first half of 2010.
     Other operating income increased by 28 per cent to US$644 million, largely due to an increase in PVIF, reflecting strong life insurance sales. Also, the improvement in the property market in Hong Kong generated a revaluation gain on investment properties.
     Loan impairment charges and other credit risk provisions decreased by 77 per cent to US$63 million, reflecting the economic recovery which took shape in the second half of 2009. Commercial Banking drove the fall in loan impairment charges with fewer large specific impairments as credit conditions improved. Loan impairment charges also fell in Personal Financial Services, mainly on unsecured lending as unemployment and bankruptcy levels fell. HSBC’s mortgage portfolio in Hong Kong continued to be well secured with an average loan-to-value ratio of almost 38 per cent.
     Operating expenses rose by 2 per cent as technology and marketing expenditure was increased to position HSBC’s business advantageously to support the growth of customers’ businesses in the continuing economic recovery. These cost increases were partially offset by efficiency improvements, which were reflected in lower average staff numbers as the shift of transactions to non-branch channels continued, and a decrease in performance-related pay in Global Banking and Markets.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 31 December 2009 (‘2H09’)
				2H09
	2H09	2H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	rates[8]	reported	ments[1]	lying	change[4]	change[4]
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	1,963	—	(4)	1,959	1,994	—	1,994	2	2
Net fee income	1,469	—	(4)	1,465	1,395	—	1,395	(5)	(5)
Changes in fair value[5]	1	(1)	—	—	(6)	6	—
Other income[6]	1,320	—	(5)	1,315	1,513	(62)	1,451	15	10

Net operating income[7]	4,753	(1)	(13)	4,739	4,896	(56)	4,840	3	2

Loan impairment charges and other credit risk provisions	(227)	—	—	(227)	(63)	—	(63)	72	72

Net operating income	4,526	(1)	(13)	4,512	4,833	(56)	4,777	7	6

Operating expenses	(2,011)	—	4	(2,007)	(1,968)	—	(1,968)	2	2

Operating profit	2,515	(1)	(9)	2,505	2,865	(56)	2,809	14	12

Income from associates	13	—	—	13	12	—	12	(8)	(8)

Profit before tax	2,528	(1)	(9)	2,518	2,877	(56)	2,821	14	12

For footnotes, see page 95.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Analysis by customer group and global business
Profit/(loss) before tax

	Half-year to 30 June 2010
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[35]	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/(expense)	1,279	504	437	77	(247)	(56)	1,994

Net fee income	698	305	305	78	9	—	1,395

Trading income excluding net interest income	107	53	368	59	4	—	591
Net interest income on trading activities	1	—	34	—	6	56	97

Net trading income[25]	108	53	402	59	10	56	688

Net income/(expense) from financial instruments designated at fair value	(110)	23	42	—	15	—	(30)
Gains less losses from financial investments	—	—	63	8	40	—	111
Dividend income	—	—	—	—	13	—	13
Net earned insurance premiums	1,874	369	5	—	—	—	2,248
Other operating income	222	27	30	5	499	(139)	644

Total operating income	4,071	1,281	1,284	227	339	(139)	7,063

Net insurance claims[26]	(1,853)	(309)	(5)	—	—	—	(2,167)

Net operating income[7]	2,218	972	1,279	227	339	(139)	4,896

Loan impairment (charges)/ recoveries and other credit risk provisions	(42)	(2)	(20)	—	1	—	(63)

Net operating income	2,176	970	1,259	227	340	(139)	4,833

Operating expenses	(756)	(298)	(529)	(108)	(416)	139	(1,968)

Operating profit/(loss)	1,420	672	730	119	(76)	—	2,865

Share of profit in associates and joint ventures	2	—	—	—	10	—	12

Profit/(loss) before tax	1,422	672	730	119	(66)	—	2,877

	%	%	%	%	%		%
Share of HSBC’s profit before tax	12.8	6.1	6.6	1.1	(0.7)		25.9
Cost efficiency ratio	34.1	30.7	41.4	47.6	122.7		40.2

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	45,121	37,184	25,501	4,353	1,916		114,075
Total assets[37]	69,052	44,409	214,091	19,919	92,165	(28,645)	410,991
Customer accounts	165,238	63,562	26,142	18,559	611		274,112

	Half-year to 30 June 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[35]	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/(expense)	1,294	480	713	122	(313)	(64)	2,232

Net fee income	643	244	230	57	26	—	1,200

Trading income/(expense) excluding net interest income	69	41	555	42	(70)	—	637
Net interest income/(expense) on trading activities	2	—	(7)	—	8	64	67

Net trading income/ (expense)[25]	71	41	548	42	(62)	64	704
Net income/(expense) from financial instruments designated at fair value	319	(22)	28	—	20	—	345
Gains less losses from financial investments	81	17	(76)	—	(20)	—	2
Dividend income	4	—	1	—	9	—	14
Net earned insurance premiums	1,622	211	5	—	—	—	1,838
Other operating income	146	39	18	5	440	(143)	505

Total operating income	4,180	1,010	1,467	226	100	(143)	6,840

Net insurance claims[26]	(1,953)	(168)	(5)	—	—	—	(2,126)

Net operating income[7]	2,227	842	1,462	226	100	(143)	4,714

Loan impairment charges and other credit risk provisions	(122)	(137)	(14)	—	—	—	(273)

Net operating income	2,105	705	1,448	226	100	(143)	4,441

Operating expenses	(770)	(281)	(541)	(120)	(366)	143	(1,935)

Operating profit/(loss)	1,335	424	907	106	(266)	—	2,506

Share of profit/(loss) in associates and joint ventures	2	—	—	—	(7)	—	(5)

Profit/(loss) before tax	1,337	424	907	106	(273)	—	2,501

	%	%	%	%	%		%
Share of HSBC’s profit before tax	26.6	8.4	18.1	2.1	(5.4)		49.8
Cost efficiency ratio	34.6	33.4	37.0	53.1	366.0		41.0

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	42,665	26,682	23,182	3,054	1,903		97,486
Total assets	79,113	33,209	221,196	23,000	67,820	(11,231)	413,107
Customer accounts	157,437	54,730	34,875	19,919	571		267,532

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Profit/(loss) before tax (continued)

	Half-year to 31 December 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[35]	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/(expense)	1,283	458	437	90	(245)	(60)	1,963

Net fee income	767	286	333	68	15	—	1,469

Trading income/(expense) excluding net interest income	117	51	237	49	(23)	—	431
Net interest income on trading activities	1	—	23	—	6	60	90

Net trading income/ (expense)[25]	118	51	260	49	(17)	60	521
Net income/(expense) from financial instruments designated at fair value	388	(24)	110	—	(34)	—	440
Gains less losses from financial investments	(1)	1	(32)	—	39	—	7
Dividend income	(3)	1	9	—	7	—	14
Net earned insurance premiums	1,539	289	8	—	—	—	1,836
Other operating income	200	25	41	5	622	(124)	769

Total operating income	4,291	1,087	1,166	212	387	(124)	7,019

Net insurance claims[26]	(2,026)	(236)	(4)	—	—	—	(2,266)

Net operating income[7]	2,265	851	1,162	212	387	(124)	4,753

Loan impairment (charges)/ recoveries and other credit risk provisions	(81)	(31)	(117)	1	1	—	(227)

Net operating income	2,184	820	1,045	213	388	(124)	4,526

Operating expenses	(796)	(289)	(446)	(122)	(482)	124	(2,011)

Operating profit/(loss)	1,388	531	599	91	(94)	—	2,515

Share of profit in associates and joint ventures	3	1	1	—	8	—	13

Profit/(loss) before tax	1,391	532	600	91	(86)	—	2,528

	%	%	%	%	%		%
Share of HSBC’s profit before tax	67.5	25.8	29.1	4.4	(4.1)		122.7
Cost efficiency ratio	35.1	34.0	38.4	57.5	124.5		42.3

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	43,869	28,217	21,991	3,361	1,943		99,381
Total assets	83,497	34,743	217,146	20,353	52,508	(9,004)	399,243
Customer accounts	166,445	62,146	26,650	19,474	726		275,441
For footnotes, see page 95.

Rest of Asia-Pacific
Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2010
Australia	23	42	68	—	3	136
India	(50)	39	245	3	103	340
Indonesia	(3)	48	60	—	(3)	102
Japan	(30)	—	60	—	(2)	28
Mainland China	364	390	297	(4)	234	1,281

Associates	415	356	215	—	192	1,178
Other mainland China	(51)	34	82	(4)	42	103

Malaysia	54	45	96	—	6	201
Singapore	65	42	111	43	3	264
South Korea	8	(4)	180	—	29	213
Taiwan	20	32	43	—	(9)	86
Other	25	123	146	1	39	334

	476	757	1,306	43	403	2,985

Half-year to 30 June 2009
Australia	12	9	60	—	3	84
India	(124)	(39)	244	—	120	201
Indonesia	(12)	16	77	—	(1)	80
Japan	(41)	—	38	(4)	(1)	(8)
Mainland China	188	292	258	(3)	17	752

Associates	287	255	143	—	—	685
Other mainland China	(99)	37	115	(3)	17	67

Malaysia	38	27	76	—	(2)	139
Singapore	67	43	126	54	(7)	283
South Korea	(6)	(6)	186	—	11	185
Taiwan	(7)	32	55	—	1	81
Other	20	85	119	—	1	225

	135	459	1,239	47	142	2,022

Half-year to 31 December 2009
Australia	18	23	80	—	(7)	114
India	(95)	(2)	149	1	120	173
Indonesia	(12)	44	52	—	(10)	74
Japan	(38)	—	27	—	2	(9)
Mainland China	306	324	221	(4)	33	880

Associates	391	303	142	—	—	836
Other mainland China	(85)	21	79	(4)	33	44

Malaysia	50	26	64	—	7	147
Singapore	62	34	121	44	(2)	259
South Korea	3	1	156	—	14	174
Taiwan	4	33	41	—	1	79
Other	30	122	169	2	(36)	287

	328	605	1,080	43	122	2,178

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Loans and advances to customers (net) by country

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Australia	12,737	10,594	12,112
India	5,974	5,236	4,893
Indonesia	3,200	2,540	2,721
Japan	3,325	2,486	2,496
Mainland China	15,295	10,784	13,294
Malaysia	10,625	8,873	9,132
Singapore	17,616	12,956	14,817
South Korea	4,911	4,426	4,438
Taiwan	5,385	4,123	4,280
Other	12,604	12,044	11,860

	91,672	74,062	80,043

Customer accounts by country

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Australia	12,641	9,621	12,093
India	11,269	11,719	11,676
Indonesia	5,599	4,557	5,014
Japan	4,432	4,673	4,914
Mainland China	21,893	19,874	21,867
Malaysia	13,751	12,080	12,809
Singapore	34,696	32,920	33,211
South Korea	4,258	4,336	4,162
Taiwan	10,385	9,819	9,891
Other	19,395	16,984	18,362

	138,319	126,583	133,999

Economic briefing
GDP growth in mainland China moderated slightly during the first half of 2010 as government measures aimed at cooling the previously rapid rate of expansion encouraged a modest slowdown in economic activity. In the second quarter, the level of GDP rose by 10.3 per cent in year-on-year terms, down from 11.9 per cent during the first quarter of the year, and most indicators suggest some further moderation in activity during the remainder of 2010. Growth in industrial production during the first half of the year, while slowing, proved very strong as output rose by 17.6 per cent on the comparable period in 2009. Consumer spending remained robust, with retail sales rising by 18.3 per cent over the year to June 2010. The annual CPI inflation rate rose to 3.1 per cent in May 2010 before easing slightly to 2.9 per cent in June. The renminbi’s de facto peg against the US dollar, which had existed for
23 months, was removed in June 2010 as the Chinese authorities returned to the previous floating system with reference to a basket of currencies.
     Economic conditions improved markedly in Japan during the first half of 2010. In the first quarter the level of GDP rose by 1.2 per cent on the previous quarter, due in large part to strong external demand and some improvement in consumer demand. Industrial production rose significantly, albeit remaining well below pre-crisis levels, and labour market conditions proved volatile as unemployment rose to 5.2 per cent at the end of June. Consumer prices fell by 0.7 per cent over the year to June in the deflationary environment. The Bank of Japan kept the target unsecured overnight call rate at 0.1 per cent and introduced a range of initiatives designed to improve the availability and flow of credit across the economy.

Profit before tax

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
Rest of Asia-Pacific	US$m	US$m	US$m
Net interest income	1,822	1,768	1,771

Net fee income	934	719	838

Net trading income	780	909	697

Changes in fair value of long-term debt issued and related derivatives	—	(2)	1
Net income/(expense) from other financial instruments designated at fair value	(2)	31	80

Net income/(expense) from financial instruments designated at fair value	(2)	29	81
Gains less losses from financial investments	39	(21)	2
Dividend income	1	1	1
Net earned insurance premiums	198	152	213
Other operating income	877	608	630

Total operating income	4,649	4,165	4,233

Net insurance claims incurred and movement in liabilities to policyholders	(151)	(156)	(239)

Net operating income before loan impairment charges and other credit risk provisions	4,498	4,009	3,994

Loan impairment charges and other credit risk provisions	(147)	(531)	(365)

Net operating income	4,351	3,478	3,629

Operating expenses	(2,417)	(2,151)	(2,299)

Operating profit	1,934	1,327	1,330

Share of profit in associates and joint ventures	1,051	695	848

Profit before tax	2,985	2,022	2,178

	%	%	%
Share of HSBC’s profit before tax	26.9	40.3	105.7
Cost efficiency ratio	53.7	53.7	57.6

Period-end staff numbers (full-time equivalent)	88,605	87,567	87,141

Balance sheet data[23]
	US$m	US$m	US$m
Loans and advances to customers (net)	91,672	74,062	80,043
Loans and advances to banks (net)	35,338	34,278	35,648
Trading assets, financial instruments designated at fair value, and financial investments	64,142	55,328	58,941
Total assets	244,624	217,794	222,139
Deposits by banks	15,412	12,980	8,075
Customer accounts	138,319	126,583	133,999
For footnote, see page 95.
The commentary on Rest of Asia-Pacific is on an underlying basis unless stated otherwise.

     Elsewhere in Asia the recovery continued, with strong rates of growth recorded during the first half of 2010 as the rebound in activity continued from the final months of 2009. In most economies, the level of output exceeded pre-crisis peaks. Singapore, especially, staged a significant recovery, with output growing at double-digit rates, placing the economy amongst the region’s best performers during the first half of 2010. Growth also recovered impressively in India, with the level of GDP rising by 8.6 per cent in year-on-year terms during the first three months of 2010, helped by an acceleration of private investment and consumer spending. The pace of recovery encouraged the Reserve Bank of India to tighten monetary conditions modestly from March onwards. In Indonesia, economic recovery continued into 2010 with the year-on-year rate of change in GDP accelerating to 5.7 per cent in the first quarter of the year, while the annual rate of growth in Malaysia rebounded sharply to double-

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

digits in the first quarter, owing in part to an extensive government stimulus programme. Other economies in Southeast Asia also maintained a healthy pace of recovery in the first half of 2010. The Philippines, Thailand, and Vietnam – economies which appeared to lag the regional recovery in 2009 – saw impressive advances in GDP in the first quarter of 2010, with indicative data also suggesting a sustained rate of expansion into the second quarter of the year. Political uncertainties in Thailand appear to have exerted less of a depressive influence on growth than initially feared, while the Philippines and Vietnam also benefited from strong consumer spending and accommodative fiscal policies. Meanwhile, South Korea and Taiwan witnessed impressive gains in industrial output during the first half of 2010, benefiting especially from the improving global trade cycle and rapidly growing demand in mainland China. In both economies, the strength of exports supported labour markets, household income growth and consumer expenditure.

Review of business performance
Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 30 June 2009 (‘1H09’)
				1H09
	1H09	1H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	rates[3]	reported	ments[1]	lying	change[4]	change[4]
Rest of Asia-Pacific	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	1,768	—	146	1,914	1,822	(31)	1,791	3	(6)
Net fee income	719	—	63	782	934	(3)	931	30	19
Changes in fair value[5]	(3)	3	—	—	—	—	—
Other income[6]	1,525	—	137	1,662	1,742	(197)	1,545	14	(7)

Net operating income[7]	4,009	3	346	4,358	4,498	(231)	4,267	12	(2)

Loan impairment charges and other credit risk provisions	(531)	—	(53)	(584)	(147)	—	(147)	72	75

Net operating income	3,478	3	293	3,774	4,351	(231)	4,120	25	9

Operating expenses	(2,151)	—	(169)	(2,320)	(2,417)	19	(2,398)	(12)	(3)

Operating profit	1,327	3	124	1,454	1,934	(212)	1,722	46	18

Income from associates	695	—	—	695	1,051	—	1,051	51	51

Profit before tax	2,022	3	124	2,149	2,985	(212)	2,773	48	29

For footnotes, see page 95.

HSBC’s operations in the Rest of Asia-Pacific region reported pre-tax profits of US$3.0 billion compared with US$2.0 billion in the first half of 2009, an increase of 48 per cent. Within reported profits was an accounting gain of US$188 million arising from the dilution of HSBC’s shareholding in Ping An Insurance following its issue of share capital to a third party in the first half of 2010. On an underlying basis, which excludes this dilution gain, pre-tax profit rose by 29 per cent as a result of increased economic activity, expanding trade flows and improved credit conditions.
     HSBC’s focus on the key regional markets of mainland China, India, Indonesia, Singapore, Malaysia and Australia, where the greatest opportunities have been identified to support customers’ growing local and international needs, resulted in expansion of the business in these countries, including the opening of new branches.
In addition, HSBC increased its shareholding in Bao Viet. The new mainland China head office building was opened in Shanghai in June which, along with the 100th HSBC branded outlet, reaffirmed HSBC’s position as the leading foreign bank in the country. Two Hang Seng Bank branded outlets and one rural bank outlet were also opened in the first half of 2010. During the period, HSBC increased its investment in the Bank of Communications by agreeing to subscribe for its full entitlement of H-Shares in the Bank of Communications rights issue for a consideration of approximately US$921 million. The Group also subscribed for its entitlement in Industrial Bank’s rights issue through its holding in Hang Seng Bank. In July 2010, HSBC agreed to acquire a substantial part of Royal Bank of Scotland Group plc’s commercial and retail business in India with assets of US$1.8 billion as at 31 March 2010 and approximately 1.1 million customers.

     Advance was successfully launched in six countries and territories. The acquisition of Premier customers continued apace, with numbers growing by 15 per cent in the 15 countries and territories within Rest of Asia-Pacific where the proposition is offered. Commercial Banking further enhanced its international connectivity, with inward referrals from other regions and outward referrals increasing by 62 per cent and 75 per cent, respectively, providing evidence of its progress with implementing HSBC’s strategic objective to be the leading international business bank.
     Net interest income decreased by 6 per cent, mainly in Balance Sheet Management, driven by the maturing of higher yielding positions and the flattening of yield curves.
     Lending increased as a result of business growth in Commercial Banking and Global Banking, primarily in mainland China but also in Singapore and Japan, in part reflecting the recovery in trade volumes in the region. Lending balances in Personal Financial Services also grew, particularly in the residential mortgage books in Malaysia, Australia, mainland China and Singapore. The risk profile of lending improved as the planned reduction in non-relationship managed cards and personal loans continued, particularly in India.
     Asset spreads narrowed due to intensified market competition, primarily in residential mortgages in Personal Financial Services, and a change in the mix of assets towards more secured lending.
     Customer deposits grew by 6 per cent from 30 June 2009, with continued growth in mainland China, Australia, Singapore and Malaysia. Premier customer balances in the region increased as demand for the proposition continued to expand.
     Liability spreads remained constrained, reflecting low interest rates in many countries across the region. However, improvement was seen in Australia and mainland China, where overall spreads gradually widened in the first half of 2010.
     Balance Sheet Management income declined from the exceptional results of the first half of 2009 as higher yielding trades matured, interest rates remained low and yield curves flattened, primarily in Japan, Singapore and Australia.
     Net fee income was 19 per cent higher, driven by a rise in fees from funds under management, securities services and sales of investment products, all of which benefited from an improvement in equity markets and investor sentiment compared with the first half of 2009. Marketing activities were increased to support revenue growth opportunities arising from these developments. Increased levels of regional trade generated higher fee income from greater volumes of remittances and credit facilities. Re-pricing initiatives taken in 2009 were also a contributing factor.
     Net trading income declined by 22 per cent, as lower market volatility resulted in fewer trading opportunities in Credit, Rates and foreign exchange compared with the first half of 2009. Similarly, the non-recurrence of significant gains from credit trading in India and the one-off gains recognised on certain transactions in South Korea, further affected revenues. This was partly offset by higher interest income on trading products, notably in India, reflecting growth in the size of the trading portfolio.

Increased economic activity, expanding trade flows and improved credit conditions drove a 29 per cent increase in pre-tax profit in Rest of Asia-Pacific.
     A net expense of US$2 million on financial instruments designated at fair value was recorded, compared with income of US$34 million in the first half of 2009. The movement was primarily driven by lower revaluation gains on assets linked to the insurance business. To the extent that the current period gains were attributed to policyholders, there was a corresponding change in net insurance claims incurred and movement in liabilities to policyholders.
     Gains less losses from financial investments rose by US$52 million as a result of gains on sales of available-for-sale investments and the non-recurrence of impairments reported in the same period in 2009.
     Net earned insurance premiums increased by 22 per cent to US$198 million, largely due to higher sales in Taiwan primarily from unit-linked products, and successful product launches and marketing campaigns in Malaysia. Growth in the insurance business resulted in an increase in net insurance claims incurred and movement in liabilities to policyholders.
     Loan impairment charges decreased by 75 per cent to US$147 million. In Personal Financial Services, the decrease was driven by the planned reduction in cards and other unsecured lending balances in India, and the general improvement in economic conditions in the region. The economic environment also contributed to fewer individual loan impairment charges in Commercial Banking.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

     Operating expenses increased marginally by 3 per cent to US$2.4 billion. Higher staff costs in mainland China, Singapore and Taiwan to support business expansion were partly offset by reduced costs due to lower headcount in most other countries in the region, as high utilisation of direct channels continued, reflecting the progressive benefits of cost efficiency programmes and technology enhancement.
     Share of profit from associates and joint ventures in the region increased by 51 per cent, with a higher contribution from Ping An Insurance, which achieved very strong sales growth as the company capitalised on improved economic conditions. An increase in net interest income and net fee income in Bank of Communications and lower loan impairment charges in Industrial Bank also resulted in higher profits as both banks benefited from buoyant economic growth and a higher lending base in mainland China following the stimulus packages implemented in 2009.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 31 December 2009 (‘2H09’)
				2H09
	2H09	2H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	rates[8]	reported	ments[1]	lying	change[4]	change[4]
Rest of Asia-Pacific	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	1,771	—	47	1,818	1,822	—	1,822	3	—
Net fee income	838	—	19	857	934	—	934	11	9
Other income[6]	1,385	—	40	1,425	1,742	(188)	1,554	26	9

Net operating income[7]	3,994	—	106	4,100	4,498	(188)	4,310	13	5

Loan impairment charges and other credit risk provisions	(365)	—	(14)	(379)	(147)	—	(147)	60	61

Net operating income	3,629	—	92	3,721	4,351	(188)	4,163	20	12

Operating expenses	(2,299)	—	(56)	(2,355)	(2,417)	—	(2,417)	(5)	(3)

Operating profit	1,330	—	36	1,366	1,934	(188)	1,746	45	28

Income from associates	848	—	1	849	1,051	—	1,051	24	24

Profit before tax	2,178	—	37	2,215	2,985	(188)	2,797	37	26

For footnotes, see page 95.

Analysis by customer group and global business
Profit before tax

	Half-year to 30 June 2010
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[35]	Total
Rest of Asia-Pacific	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	754	431	662	40	30	(95)	1,822

Net fee income/(expense)	320	204	385	30	(5)	—	934

Trading income/(expense) excluding net interest income	36	61	462	35	(8)	—	586
Net interest income on trading activities	—	—	98	—	1	95	194

Net trading income/ (expense)[25]	36	61	560	35	(7)	95	780
Net income/(expense) from financial instruments designated at fair value	2	1	—	—	(5)	—	(2)
Gains less losses from financial investments	1	3	30	2	3	—	39
Dividend income	—	—	1	—	—	—	1
Net earned insurance premiums	172	26	—	—	—	—	198
Other operating income	52	53	20	—	826	(74)	877

Total operating income	1,337	779	1,658	107	842	(74)	4,649

Net insurance claims[26]	(133)	(18)	—	—	—	—	(151)

Net operating income[7]	1,204	761	1,658	107	842	(74)	4,498

Loan impairment (charges)/ recoveries and other credit risk provisions	(175)	18	10	—	—	—	(147)

Net operating income	1,029	779	1,668	107	842	(74)	4,351

Operating expenses	(997)	(376)	(564)	(64)	(490)	74	(2,417)

Operating profit	32	403	1,104	43	352	—	1,934

Share of profit in associates and joint ventures	444	354	202	—	51	—	1,051

Profit before tax	476	757	1,306	43	403	—	2,985

	%	%	%	%	%		%
Share of HSBC’s profit before tax	4.3	6.8	11.8	0.4	3.6		26.9
Cost efficiency ratio	82.8	49.4	34.0	59.8	58.2		53.7

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	31,317	26,284	30,718	3,181	172		91,672
Total assets	42,096	34,810	153,877	12,013	10,393	(8,565)	244,624
Customer accounts	48,890	31,046	46,089	12,262	32		138,319

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Profit before tax (continued)

	Half-year to 30 June 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[35]	Total
Rest of Asia-Pacific	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	730	380	626	55	63	(86)	1,768

Net fee income/(expense)	254	154	294	25	(8)	—	719

Trading income/(expense) excluding net interest income	40	71	609	35	(15)	—	740
Net interest income/(expense) on trading activities	(1)	—	82	—	2	86	169

Net trading income/ (expense)[25]	39	71	691	35	(13)	86	909
Net income/(expense) from financial instruments designated at fair value	34	—	(3)	—	(2)	—	29
Gains less losses from financial investments	5	3	(10)	—	(19)	—	(21)
Dividend income	—	—	1	—	—	—	1
Net earned insurance premiums	136	16	—	—	—	—	152
Other operating income	36	28	17	—	590	(63)	608

Total operating income	1,234	652	1,616	115	611	(63)	4,165

Net insurance claims[26]	(145)	(11)	—	—	—	—	(156)

Net operating income[7]	1,089	641	1,616	115	611	(63)	4,009

Loan impairment charges and other credit risk provisions	(375)	(151)	(5)	—	—	—	(531)

Net operating income	714	490	1,611	115	611	(63)	3,478

Operating expenses	(870)	(291)	(517)	(68)	(468)	63	(2,151)

Operating profit/(loss)	(156)	199	1,094	47	143	—	1,327

Share of profit/(loss) in associates and joint ventures	291	260	145	—	(1)	—	695

Profit before tax	135	459	1,239	47	142	—	2,022

	%	%	%	%	%		%
Share of HSBC’s profit before tax	2.7	9.1	24.7	0.9	2.9		40.3
Cost efficiency ratio	79.9	45.4	32.0	59.1	76.6		53.7

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	27,780	21,693	21,682	2,739	168		74,062
Total assets	36,761	29,760	138,266	13,068	5,958	(6,019)	217,794
Customer accounts	45,179	26,031	42,712	12,624	37		126,583

	Half-year to 31 December 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[35]	Total
Rest of Asia-Pacific	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	763	427	548	60	28	(55)	1,771

Net fee income/(expense)	300	177	342	30	(11)	—	838

Trading income/(expense) excluding net interest income	40	63	404	20	(3)	—	524
Net interest income/(expense) on trading activities	—	—	120	—	(2)	55	173

Net trading income/ (expense)[25]	40	63	524	20	(5)	55	697
Net income from financial instruments designated at fair value	76	1	1	—	3	—	81
Gains less losses on financial investments	—	(1)	3	—	—	—	2
Dividend income	—	—	—	—	1	—	1
Net earned insurance premiums	201	12	—	—	—	—	213
Other operating income/ (expense)	31	38	24	(2)	610	(71)	630

Total operating income	1,411	717	1,442	108	626	(71)	4,233

Net insurance claims[26]	(235)	(4)	—	—	—	—	(239)

Net operating income[7]	1,176	713	1,442	108	626	(71)	3,994

Loan impairment charges and other credit risk provisions	(274)	(70)	(18)	(2)	(1)	—	(365)

Net operating income	902	643	1,424	106	625	(71)	3,629

Operating expenses	(969)	(345)	(489)	(63)	(504)	71	(2,299)

Operating profit/(loss)	(67)	298	935	43	121	—	1,330

Share of profit in associates and joint ventures	395	307	145	—	1	—	848

Profit before tax	328	605	1,080	43	122	—	2,178

	%	%	%	%	%		%
Share of HSBC’s profit before tax	15.9	29.4	52.4	2.1	5.9		105.7
Cost efficiency ratio	82.4	48.4	33.9	58.3	80.5		57.6

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	30,433	22,595	23,989	2,834	192		80,043
Total assets	40,266	31,221	138,884	11,928	7,160	(7,320)	222,139
Customer accounts	47,573	30,196	43,698	12,496	36		133,999
For footnotes, see page 95.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Middle East
Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2010
Egypt	18	41	19	—	—	78
Qatar	10	28	33	—	—	71
United Arab Emirates	7	98	24	(2)	(1)	126
Other	14	15	(64)	(1)	—	(36)

Middle East (excluding Saudi Arabia)	49	182	12	(3)	(1)	239
Saudi Arabia	9	76	37	(20)	5	107

	58	258	49	(23)	4	346

Half-year to 30 June 2009
Egypt	10	27	49	—	34	120
Qatar	10	29	35	—	—	74
United Arab Emirates	(14)	141	182	(1)	3	311
Other	9	6	(15)	—	(4)	(4)

Middle East (excluding Saudi Arabia)	15	203	251	(1)	33	501
Saudi Arabia	20	49	53	6	14	142

	35	252	304	5	47	643

Half-year to 31 December 2009
Egypt	8	24	48	—	24	104
Qatar	—	31	31	—	—	62
United Arab Emirates	(163)	(277)	125	(1)	2	(314)
Other	(6)	(21)	(65)	—	1	(91)

Middle East (excluding Saudi Arabia)	(161)	(243)	139	(1)	27	(239)
Saudi Arabia	—	12	24	2	13	51

	(161)	(231)	163	1	40	(188)

Loans and advances to customers (net) by country

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Egypt	2,689	2,503	2,553
Qatar	1,743	1,802	1,811
United Arab Emirates	14,350	15,906	13,883
Other	4,612	4,886	4,597

	23,394	25,097	22,844

Customer accounts by country

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Egypt	6,666	5,642	5,743
Qatar	3,192	2,742	2,698
United Arab Emirates	16,136	19,284	17,498
Other	6,983	6,613	6,590

	32,977	34,281	32,529

Profit/(loss) before tax

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
Middle East	US$m	US$m	US$m
Net interest income	667	763	722

Net fee income	356	308	317

Net trading income	194	220	174

Gains less losses from financial investments	(1)	13	3
Dividend income	5	2	1
Other operating income/(expense)	(33)	63	8

Total operating income	1,188	1,369	1,225

Net insurance claims incurred and movement in liabilities to policyholders	—	—	—

Net operating income before loan impairment charges and other credit risk provisions	1,188	1,369	1,225

Loan impairment charges and other credit risk provisions	(438)	(391)	(943)

Net operating income	750	978	282

Operating expenses	(519)	(482)	(519)

Operating profit/(loss)	231	496	(237)

Share of profit in associates and joint ventures	115	147	49

Profit/(loss) before tax	346	643	(188)

	%	%	%
Share of HSBC’s profit before tax	3.1	12.8	(9.1)
Cost efficiency ratio	43.7	35.2	42.4

Period-end staff numbers (full-time equivalent)	8,264	8,819	8,281

Balance sheet data[23]
	US$m	US$m	US$m
Loans and advances to customers (net)	23,394	25,097	22,844
Loans and advances to banks (net)	8,627	6,556	8,420
Trading assets, financial instruments designated at fair value, and financial investments	10,944	10,064	10,230
Total assets	49,637	48,601	48,107
Deposits by banks	1,938	991	1,491
Customer accounts	32,977	34,281	32,529
For footnote, see page 95.
The commentary on Middle East is on an underlying basis unless stated otherwise.

Economic briefing
Most of the economies of the Middle East stabilised during the first half of 2010, but continued to show growth rates far short of pre-crisis levels. Resilient oil prices offered some support, particularly in the Gulf, with the US$77 per barrel average price of the first six months of 2010 sufficient to leave all the region’s major oil producers with budget surpluses, supporting growth in public spending and a further reduction of public debt. However, while growth in public spending provided some impetus to regional economies, domestic demand struggled to build momentum. Most immediately, consumption and investment spending were held back by a limited access to credit, with lending growth remaining weak over the first few months of 2010. More difficult access to international debt and equity funding also weighed on the performance of the economy, particularly in the UAE. Egypt, meanwhile, took more convincing steps towards recovery, with the level of GDP in the first quarter rising by more than 5.5 per cent in year-on-year terms.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Review of business performance
Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 30 June 2009 (‘1H09’)
				1H09
	1H09	1H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	rates[3]	reported	ments[1]	lying	change[4]	change[4]
Middle East	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	763	—	—	763	667	—	667	(13)	(13)
Net fee income	308	—	—	308	356	—	356	16	16
Other income[6]	298	—	—	298	165	47	212	(45)	(29)

Net operating income[7]	1,369	—	—	1,369	1,188	47	1,235	(13)	(10)

Loan impairment charges and other credit risk provisions	(391)	—	—	(391)	(438)	—	(438)	(12)	(12)

Net operating income	978	—	—	978	750	47	797	(23)	(19)

Operating expenses	(482)	—	—	(482)	(519)	—	(519)	(8)	(8)

Operating profit	496	—	—	496	231	47	278	(53)	(44)

Income from associates	147	—	—	147	115	—	115	(22)	(22)

Profit before tax	643	—	—	643	346	47	393	(46)	(39)

For footnotes, see page 95.

HSBC’s operations in the Middle East reported profit before tax of US$346 million, a decline of 46 per cent compared with US$643 million in the first half of 2009 but a significant improvement on the second half of 2009.
     In June 2010, HSBC agreed to sell its shareholding in British Arab Commercial Bank plc, pending regulatory and other approvals. Reflecting the terms of the sale, an impairment of US$47 million was recognised following the reclassification of the asset as available for sale. On an underlying basis, and excluding this impairment, pre-tax profit declined by 39 per cent, largely due to the run-off of higher yielding loans and weaker economic conditions, which were reflected in a rise in loan impairment charges and other credit risk provisions and reduced revenues compared with the first half of 2009.
     In light of the weaker economic backdrop, HSBC augmented its support for local internationally-focused businesses through the launch of a US$100 million fund targeted at SMEs in the UAE engaged in cross-border business. Over 75 per cent of these facilities were allocated at 30 June 2010.
     The emphasis on attracting high quality Personal Financial Services customers continued with further roll out of Premier and the introduction of the Advance proposition in the region. The number of Premier customers grew by 21 per cent in the first half of 2010 and the number of Advance customers reached 63,000 as at June 2010.

A rise in loan impairment charges and lower revenues reduced underlying pre-tax profit by 39 per cent in the Middle East.
     Net interest income decreased by 13 per cent as average lending balances fell in both Personal Financial Services and Commercial Banking.
     In Personal Financial Services, HSBC continued to manage down unsecured lending balances at greatest risk in the weaker economic conditions, and this more than offset new lending primarily targeted at more creditworthy Premier and Advance customers. The move from riskier unsecured lending to a higher quality portfolio resulted in a narrowing of spreads.
     Average Commercial Banking lending fell compared with the first half of 2009, reflecting the decline in economic activity, particularly in construction. However, trade-related balances recovered from the low levels of the second half of 2009.
     Average customer accounts declined as corporate customers reduced their funding requirements in response to lower activity levels and tighter liquidity in the local markets. This was partly offset by an increase in personal customer deposits as a result of successful marketing campaigns.

Deposit spreads improved as fixed-term deposits raised at higher rates towards the end of 2008 matured in the second half of 2009.
     Net fee income grew by 16 per cent, with increased volumes in credit facilities, primarily related to trade and guarantees, and remittances in Commercial Banking. Global Banking and Markets generated higher fee income from export and project finance and an increase in the institutional equities business.
     Net trading income declined by 12 per cent to US$194 million. In Credit, lower revenues were due to the non-recurrence of gains which had resulted from the tightening of credit spreads on trading positions in the first half of 2009, coupled with lower liquidity levels in the regional markets. The decrease in foreign exchange income was driven by lower market volatility as speculation regarding the unpegging of Gulf currencies from the US dollar receded.
     Other operating income declined by 78 per cent. The first half of 2009 benefited from the gains arising from the one-off buy-back and extinguishment of own debt.
     Loan impairment charges and other credit risk provisions rose by 12 per cent compared with the first half of 2009 to US$438 million, although this reflected a significant decline on the second half of the year. The increase on the comparable period was driven by the economic downturn which occurred in the latter part of 2009 and continued to affect activity in the first half of 2010. This, combined with further restructuring activity, led to additional loan impairment charges in Global Banking and Markets related to the UAE.
     Loan impairment charges fell by 43 per cent in Commercial Banking compared with the first half of 2009 and by 90 per cent from their peak in the second half of 2009 as incremental new impairment allowances were required on only a small number of customer accounts. In Personal Financial Services, loan impairment charges were lower than in both halves of 2009 as measures taken to improve loan quality, primarily from repositioning the loan book to more creditworthy customers, strengthening origination criteria and collections processes and running off certain mass market portfolios, resulted in lower delinquency rates.
     Operating expenses increased by 8 per cent. Staff costs were unchanged and other costs increased, reflecting higher premises costs, property write-downs in the UAE and higher litigation provisions.
     Profit from associates and joint ventures declined by 22 per cent, principally driven by a fall in contribution from The Saudi British Bank as loan impairment charges rose and revenue declined in the challenging operating conditions as lending contracted.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 31 December 2009 (‘2H09’)
				2H09
	2H09	2H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	rates[8]	reported	ments[1]	lying	change[4]	change[4]
Middle East	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	722	—	(1)	721	667	—	667	(8)	(7)
Net fee income	317	—	—	317	356	—	356	12	12
Other income[6]	186	—	(1)	185	165	47	212	(11)	15

Net operating income[7]	1,225	—	(2)	1,223	1,188	47	1,235	(3)	1

Loan impairment charges and other credit risk provisions	(943)	—	—	(943)	(438)	—	(438)	54	54

Net operating income	282	—	(2)	280	750	47	797	166	185

Operating expenses	(519)	—	1	(518)	(519)	—	(519)	—	—

Operating profit/(loss)	(237)	—	(1)	(238)	231	47	278	197	217

Income from associates	49	—	—	49	115	—	115	135	135

Profit/(loss) before tax	(188)	—	(1)	(189)	346	47	393	284	308

For footnotes, see page 95.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Analysis by customer group and global business
Profit/(loss) before tax

	Half-year to 30 June 2010
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[35]	Total
Middle East	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	287	214	163	1	5	(3)	667

Net fee income	103	134	113	6	—	—	356

Trading income/(expense) excluding net interest income	30	44	113	—	(3)	—	184
Net interest income on trading activities	1	3	5	—	(2)	3	10

Net trading income/(expense)[25]	31	47	118	—	(5)	3	194

Gains less losses from financial investments	1	—	(1)	—	(1)	—	(1)
Dividend income	2	1	2	—	—	—	5
Other operating income/(expense)	11	(20)	(11)	—	16	(29)	(33)

Total operating income	435	376	384	7	15	(29)	1,188

Net insurance claims[26]	—	—	—	—	—	—	—

Net operating income[7]	435	376	384	7	15	(29)	1,188

Loan impairment charges and other credit risk provisions	(141)	(47)	(250)	—	—	—	(438)

Net operating income	294	329	134	7	15	(29)	750

Operating expenses	(245)	(150)	(127)	(10)	(16)	29	(519)

Operating profit/(loss)	49	179	7	(3)	(1)	—	231

Share of profit/(loss) in associates and joint ventures	9	79	42	(20)	5	—	115

Profit/(loss) before tax	58	258	49	(23)	4	—	346

	%	%	%	%	%		%
Share of HSBC’s profit before tax	0.5	2.3	0.4	(0.2)	0.1		3.1
Cost efficiency ratio	56.3	39.9	33.1	142.9	106.7		43.7

Balance sheet data[23]

	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	5,443	11,541	6,389	18	3		23,394
Total assets	6,238	13,892	29,106	(267)	4,247	(3,579)	49,637
Customer accounts	16,449	10,482	5,359	641	46		32,977

	Half-year to 30 June 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[35]	Total
Middle East	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	343	243	149	1	27	—	763

Net fee income	99	109	98	1	1	—	308

Trading income excluding net interest income	26	37	146	—	1	—	210
Net interest income on trading activities	—	—	10	—	—	—	10

Net trading income[25]	26	37	156	—	1	—	220
Gains less losses from financial investments	11	(2)	(1)	—	5	—	13

Dividend income	—	—	2	—	—	—	2
Other operating income	24	33	25	2	19	(40)	63

Total operating income	503	420	429	4	53	(40)	1,369

Net insurance claims[26]	—	—	—	—	—	—	—

Net operating income[7]	503	420	429	4	53	(40)	1,369

Loan impairment charges and other credit risk provisions	(244)	(83)	(64)	—	—	—	(391)

Net operating income	259	337	365	4	53	(40)	978

Operating expenses	(245)	(135)	(117)	(5)	(20)	40	(482)

Operating profit/(loss)	14	202	248	(1)	33	—	496

Share of profit in associates and joint ventures	21	50	56	6	14	—	147

Profit before tax	35	252	304	5	47	—	643

	%	%	%	%	%		%
Share of HSBC’s profit before tax	0.7	5.0	6.1	0.1	0.9		12.8
Cost efficiency ratio	48.7	32.1	27.3	125.0	37.7		35.2

Balance sheet data[23]

	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	6,645	11,567	6,799	31	55		25,097
Total assets	7,578	13,040	27,423	95	5,285	(4,820)	48,601
Customer accounts	14,967	9,844	7,312	1,645	513		34,281

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Profit/(loss) before tax (continued)

	Half-year to 31 December 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[35]	Total
Middle East	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	301	221	181	—	19	—	722

Net fee income	104	110	100	2	1	—	317

Trading income excluding net interest income	29	38	89	1	2	—	159
Net interest income on trading activities	—	—	10	—	5	—	15

Net trading income[25]	29	38	99	1	7	—	174
Gains less losses from financial investments	1	—	2	—	—	—	3

Dividend income	—	—	1	—	—	—	1
Other operating income/(expense)	11	6	10	(3)	20	(36)	8

Total operating income	446	375	393	—	47	(36)	1,225

Net insurance claims[26]	—	—	—	—	—	—	—

Net operating income[7]	446	375	393	—	47	(36)	1,225

Loan impairment charges and other credit risk provisions	(344)	(490)	(109)	—	—	—	(943)

Net operating income/(expense)	102	(115)	284	—	47	(36)	(282)

Operating expenses	(263)	(134)	(138)	(1)	(19)	36	(519)

Operating profit/(loss)	(161)	(249)	146	(1)	28	—	(237)

Share of profit in associates and joint ventures	—	18	17	2	12	—	49

Profit/(loss) before tax	(161)	(231)	163	1	40	—	(188)

	%	%	%	%	%		%
Share of HSBC’s profit before tax	(7.8)	(11.1)	7.9	—	1.9		(9.1)
Cost efficiency ratio	59.0	35.7	35.1	—	40.4		42.4

Balance sheet data[23]

	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	5,979	10,281	6,554	28	2		22,844
Total assets	6,810	11,861	28,189	96	4,952	(3,801)	48,107
Customer accounts	15,074	10,122	5,752	1,172	409		32,529
For footnotes, see page 95.

North America
Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
Half-year to 30 June 2010	US$m	US$m	US$m	US$m	US$m	US$m
US	(1,579)	265	843	55	342	(74)
Canada	73	289	133	—	7	502
Bermuda	22	18	21	(2)	7	66
Other	—	—	1	1	(4)	(2)

	(1,484)	572	998	54	352	492

Half-year to 30 June 2009
US	(2,858)	52	384	23	(1,519)	(3,918)
Canada	(12)	151	75	—	(70)	144
Bermuda	30	19	19	2	3	73
Other	(3)	2	(1)	(2)	2	(2)

	(2,843)	224	477	23	(1,584)	(3,703)

Half-year to 31 December 2009
US	(2,434)	106	121	(72)	(2,107)	(4,386)
Canada	29	196	84	—	(30)	279
Bermuda	19	18	28	(4)	7	68
Other	3	(1)	2	3	(3)	4

	(2,383)	319	235	(73)	(2,133)	(4,035)

Loans and advances to customers (net) by country

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
US	156,288	177,641	156,638
Canada	48,448	45,761	47,158
Bermuda	3,405	2,856	3,057

	208,141	226,258	206,853

Customer accounts by country

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m

US	97,804	96,059	99,371
Canada	42,438	36,514	41,565
Bermuda	9,196	7,768	8,221

	149,438	140,341	149,157

Economic briefing
Economic conditions improved in the US during the first half of the year. The level of GDP rose by 3.7 per cent and 2.4 per cent in the first and second quarters, respectively, in seasonally adjusted, annualised terms. The housing sector, typically a strong contributor to recovery from recession, continued to experience difficult conditions. Temporary tax subsidies for home purchases helped stabilise home sales and prices for a time, but once these incentives expired, both sales and prices came under renewed downward pressure. The high rate of unemployment, averaging 9.7 per cent in the second quarter of 2010, contributed to concerns over the rising trend of delinquencies on secured debt within the household sector while also working to depress consumer confidence and household expenditure growth. Consumer prices also proved weak during the first half of 2010, with the annual rate of inflation falling to 1.1 per cent in June 2010 from 2.7 per cent in December 2009. The Federal Reserve’s programme to purchase a large quantity

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Profit/(loss) before tax

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
North America	US$m	US$m	US$m
Net interest income	6,353	7,177	6,493

Net fee income	1,801	2,535	2,282

Net trading income/(expense)	(67)	394	(63)

Changes in fair value of long-term debt issued and related derivatives	412	(1,507)	(1,990)
Net income/(expense) from other financial instruments designated at fair value	2	(2)	3

Net income/(expense) from financial instruments designated at fair value	414	(1,509)	(1,987)
Gains less losses from financial investments	118	257	39
Dividend income	21	23	30
Net earned insurance premiums	126	164	145
Other operating income	306	292	274

Total operating income	9,072	9,333	7,213

Net insurance claims incurred and movement in liabilities to policyholders	(72)	(143)	(98)

Net operating income before loan impairment charges and other credit risk provisions	9,000	9,190	7,115

Loan impairment charges and other credit risk provisions	(4,554)	(8,538)	(7,126)

Net operating income/(expense)	4,446	652	(11)

Operating expenses	(3,957)	(4,362)	(4,029)

Operating profit/(loss)	489	(3,710)	(4,040)

Share of profit in associates and joint ventures	3	7	5

Profit/(loss) before tax	492	(3,703)	(4,035)

	%	%	%
Share of HSBC’s profit before tax	4.4	(73.8)	(195.9)
Cost efficiency ratio	44.0	47.5	56.6

Period-end staff numbers (full-time equivalent)	33,988	37,021	35,458

Balance sheet data[23]

	US$m	US$m	US$m
Loans and advances to customers (net)	208,141	226,258	206,853
Loans and advances to banks (net)	17,068	10,048	15,386
Trading assets, financial instruments designated at fair value, and financial investments[29]	142,628	125,321	123,288
Total assets	495,408	494,778	475,014
Deposits by banks	16,905	12,389	13,970
Customer accounts	149,438	140,341	149,157
For footnotes, see page 95.
The commentary on North America is on an underlying basis unless stated otherwise.

of government-sponsored agency debt and mortgage-backed securities came to an end in March 2010. However, the Federal Reserve maintained an accommodative policy stance, holding the fed funds rate to a narrow range between zero and 25 basis points throughout the first half of 2010.
     Canadian GDP rose by 2.7 per cent during the first five months of 2010 compared with the equivalent period of 2009, helped by a rebound in output within the manufacturing sector. Labour market conditions also improved as the unemployment rate fell from 8.4 per cent in December 2009 to 7.9 per cent in June 2010, while the headline CPI inflation rate proved volatile during the period, falling from 1.9 per cent in January 2010 to 1.0 per cent in June 2010. Responding to the improved economic outlook, the Bank of Canada increased its overnight interest rate to 0.5 per cent in June 2010.

Review of business performance
Reconciliation of reported and underlying profit/(loss) before tax

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 30 June 2009 (‘1H09’)
	1H09	1H09		1H09 at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	rates[3]	reported	ments[1]	lying	change[4]	change[4]
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	7,177	—	100	7,277	6,353	—	6,353	(11)	(13)
Net fee income	2,535	—	40	2,575	1,801	—	1,801	(29)	(30)
Changes in fair value[5]	(1,616)	1,616	—	—	506	(506)	—
Other income[6]	1,094	—	14	1,108	340	(66)	274	(69)	(75)

Net operating income[7]	9,190	1,616	154	10,960	9,000	(572)	8,428	(2)	(23)

Loan impairment charges and other credit risk provisions	(8,538)	—	(42)	(8,580)	(4,554)	—	(4,554)	47	47

Net operating income	652	1,616	112	2,380	4,446	(572)	3,874	582	63

Operating expenses	(4,362)	—	(75)	(4,437)	(3,957)	—	(3,957)	9	11

Operating profit/(loss)	(3,710)	1,616	37	(2,057)	489	(572)	(83)		96

Income from associates	7	—	—	7	3	—	3	(57)	(57)

Profit/(loss) before tax	(3,703)	1,616	37	(2,050)	492	(572)	(80)		96

For footnotes, see page 95.

In North America, HSBC reported a profit before tax of US$492 million for the first half of 2010 compared with a loss before tax of US$3.7 billion in the first half of 2009. On an underlying basis, a loss before tax of US$80 million compared with a loss before tax of US$2.1 billion in the first half of 2009, reflecting a marked decline in loan impairment charges partly offset by reduced revenue, in both cases driven by continued portfolio run-off.
     HSBC continued to leverage on the Group’s global scale and connectivity to grow in selected markets. The number of Premier customers increased by 20 per cent to over 600,000. In Commercial Banking, successful referrals to other regions increased by 15 per cent, and Global Banking and Markets continued to benefit from business flows from the Group’s presence in emerging markets, especially Latin America.
     Net interest income fell by 13 per cent compared with the first half of 2009, driven by the planned decline in lending balances in the run-off portfolios and lower lending balances in Card and Retail Services, lower overall yields, a shift in loan mix and a decline in revenue from Balance Sheet Management. These factors were partly offset by lower funding costs and repricing intiatives.
     In May 2009, the CARD Act was passed into law in the US. HSBC has implemented the changes that have taken effect to date and will continue to make changes in order to comply with the remaining requirements by the effective date of August 2010. Management’s current estimate is that the effect of the CARD Act, after taking mitigating action, will be to reduce revenue, net of loan impairment charges, by between US$200 million and US$300 million in 2010, mainly in the second half of the year.
     Customer asset balances declined, compared with the first half of 2009, mainly due to the run-off of the Consumer Lending, Mortgage Services and vehicle finance portfolios. In order to accelerate this process, HSBC Finance sold US$1.0 billion of vehicle finance loans to Santander Consumer USA Inc. in the first half of 2010. In July 2010 HSBC reached agreement in principle with an unaffiliated third party to sell the remainder of the portfolio (US$4.3 billion). In Card and Retail Services, lower lending balances largely reflected fewer active accounts, the effects of management actions taken to reduce risk and an increased focus by consumers on reducing credit card debt.
     Asset spreads in the real estate secured portfolios widened due to a lower cost of funds, partly offset by a reduction in yields. This reflected a change in mix as the proportion of modified or delinquent loans rose and there was an increase in the expected duration of participation by customers in payment incentive programmes. In Card and Retail Services, asset spreads widened due to repricing initiatives and a lower cost of funds, partly offset by the CARD Act as noted above. In

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

Commercial Banking, spreads benefited from loan repricing initiatives in the second half of 2009.
     Deposit balances remained buoyant reflecting the strength of HSBC’s deposit franchise. Balances rose moderately from 31 December 2009, with larger year-on-year increases for Commercial Banking and Personal Financial Services. In Personal Financial Services, deposit growth reflected the ongoing success of HSBC’s Premier and branch expansion strategies, in addition to the continued rise in online savings.
     Liability spreads widened modestly but remained constrained in the low interest rate environment. Spreads benefited from re-pricing initiatives and less intensive price competition.
     Net interest income from Balance Sheet Management activities declined markedly compared with the record first half of 2009 due to lower interest rates and flatter yield curves.

As portfolios ran off, loan impairment charges fell, driving significantly improved performance in North America.
     Net fee income declined by 30 per cent, mainly in the US credit card portfolio due to a decline in late and overlimit fees driven by lower volumes and delinquency levels, and changes in customer payment behaviour. Overlimit fees also fell due to changes in fee practices because of the requirements of the CARD Act. Enhancement services fee income declined due to fewer accounts and lower balances.
     Net trading expense of US$67 million compared with net trading income in the first half of 2009. In Global Banking and Markets, trading income rose by US$325 million as higher asset prices generated recoveries of previous write-downs on legacy positions in credit trading and on monoline exposures. This compared with charges in the first half of 2009, and was offset by declines in trading income from Rates and foreign exchange, due to a rise in competition, and a decrease in market volatility. The increase in Global Banking and Markets was more than offset by fair value losses from non-qualifying hedges, mainly interest rate swaps used to economically hedge floating rate debt issued by HSBC Finance. The deterioration in marketplace and economic conditions since 2006 resulted in Consumer Lending and Mortgage Services mortgage loans remaining on the balance sheet longer because of lower prepayment rates due to loan modifications and the lack of refinancing alternatives. To offset the increase in duration of the mortgage loan portfolio and to mitigate the corresponding increase in interest rate risk, interest rate swap positions were entered into to more closely align the duration of the liabilities. The loss recognised in respect of non-qualifying hedges was a result of fair value losses on these instruments primarily driven by the decrease in long-term US interest rates. In the first half of 2009, fair value gains were recorded on these instruments.
     A net expense of US$92 million was incurred on financial instruments designated at fair value, compared with net income of US$109 million in the first half of 2009, arising from fair value losses from interest rate ineffectiveness in the hedging of long-term debt designated at fair value issued by the Group’s North American subsidiaries. This compared with gains on ineffectiveness in the economic hedging of long-term debt designated at fair value in the first half of 2009.
     Gains less losses from financial investments declined by 55 per cent to US$118 million, due to lower gains on the disposal of available-for-sale assets in Balance Sheet Management, partly offset by gains on private equity investments compared with losses in the first half of 2009.
     Net earned insurance premiums and net insurance claims incurred and movement in liabilities to policyholders both declined, This reflected the run-off of payment protection insurance following the decision to cease new real estate lending in HSBC Finance. The improvement in the economy and lower unemployment also led to lower claims. The business continued to collect premiums and pay claims on existing policies. There was also a significant reduction in reserving by the reinsurance business.
     Other operating income declined by 16 per cent to US$240 million. This included a loss of US$77 million from the sale of the vehicle finance servicing operations and a US$1.0 billion associated loan portfolio to Santander Consumer USA Inc. and the non-recurrence of gains in the first half of 2009 which arose from the refinement of the income recognition methodology for long-term insurance contracts in HSBC Finance, and gains from the sale of prime residential mortgages. The decline was mitigated by a gain of US$56 million in the current period on the sale of HSBC’s headquarters in New York and reduced losses on foreclosed properties as house prices continued to stabilise.
     Loan impairment charges and other credit risk provisions decreased by 47 per cent to US$4.6 billion. The reduction reflected a marked decline in loan impairment charges in the HSBC Finance portfolios and, to a lesser extent, improvement across all customer groups in HSBC Bank USA and in

Canada. Balances declined and delinquencies fell as economic conditions and credit quality improved.
     Loan impairment charges in Card and Retail Services decreased by 51 per cent to US$1.3 billion. This was driven by a decline in lending balances as a result of actions taken in 2007 to manage risk, and better early stage delinquency rates which reflected improvements in economic conditions and the credit quality of the portfolio. The effects of the economic environment on loan impairment charges were less severe than had been expected, in part due to improved cash flow from government stimulus programmes that benefited customers significantly.
     Loan impairment charges fell in Consumer Lending by 29 per cent to US$2.3 billion and, in the Mortgage Services portfolio, by 25 per cent to US$813 million. These declines in loan impairment charges were driven by the reduction in loan balances as noted above, fewer new delinquencies, improved economic conditions and less severe losses, which together more than offset a rise in the volume of restructured loans in both portfolios.
     Loan impairment charges in the Personal Financial Services business of HSBC Bank USA declined, as delinquencies stabilised, the severity of losses on mortgage lending moderated and balances fell, leading to lower future loss estimates.
     In Global Banking and Markets, there was a net recovery of loan impairment charges and other credit risk provisions as the credit environment improved and asset prices rose. Loan impairment charges in Commercial Banking fell from US$288 million to US$104 million as the upturn in the economy and managed reductions in exposures were reflected in lower write-offs and impairment of assets and fewer customer downgrades in all sectors in the US, and in the manufacturing, trade and service sectors in Canada.
     Information on credit quality in the US Personal Financial Services portfolios is provided in ‘Areas of special interest – personal lending’ on page 150.
     Operating expenses declined by 11 per cent to US$4.0 billion, mainly from a US$147 million pension curtailment accounting gain and the non-recurrence of restructuring costs associated with the closure of the Consumer Lending branch network in the first half of 2009. Excluding these items, operating expenses declined by 4 per cent due to lower staff costs in HSBC Finance following the run-off of the Consumer Lending, Mortgage Services and vehicle finance portfolios. Marketing expenditure rose modestly in Card and Retail Services as HSBC targeted certain segments selected for the resumption of new account originations, though these remained at low levels. Other administrative costs benefited from lower deposit insurance costs as a special assessment in the first half of 2009 did not recur, partly offset by increased expenses relating to real estate owned properties.

Reconciliation of reported and underlying profit/(loss) before tax

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 31 December 2009 (‘2H09’)
				2H09
	2H09	2H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	rates[8]	reported	ments[1]	lying	change[4]	change[4]
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	6,493	—	29	6,522	6,353	—	6,353	(2)	(3)
Net fee income	2,282	—	12	2,294	1,801	—	1,801	(21)	(21)
Changes in fair value[5]	(2,072)	2,072	—	—	506	(506)	—
Other income[6]	412	—	(1)	411	340	(66)	274	(17)	(33)

Net operating income[7]	7,115	2,072	40	9,227	9,000	(572)	8,428	26	(9)

Loan impairment charges and other credit risk provisions	(7,126)	—	(9)	(7,135)	(4,554)	—	(4,554)	36	36

Net operating income/ (expense)	(11)	2,072	31	2,092	4,446	(572)	3,874		85

Operating expenses	(4,029)	—	(24)	(4,053)	(3,957)	—	(3,957)	2	2

Operating profit/(loss)	(4,040)	2,072	7	(1,961)	489	(572)	(83)		96

Income from associates	5	—	—	5	3	—	3	(40)	(40)

Profit/(loss) before tax	(4,035)	2,072	7	(1,956)	492	(572)	(80)		96

For footnotes, see page 95.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Analysis by customer group and global business
Profit/(loss) before tax

	Half-year to 30 June 2010
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[35]	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/(expense)	5,190	758	425	94	(86)	(28)	6,353

Net fee income/(expense)	1,031	252	453	71	(6)	—	1,801

Trading income/(expense) excluding net interest income	(567)	12	401	9	(16)	—	(161)
Net interest income on trading activities	13	1	40	—	12	28	94

Net trading income/ (expense)[25]	(554)	13	441	9	(4)	28	(67)

Net income/(expense) from financial instruments designated at fair value	—	—	(3)	—	417	—	414
Gains less losses from financial investments	—	—	121	—	(3)	—	118
Dividend income	9	3	6	1	2	—	21
Net earned insurance premiums	126	—	—	—	—	—	126
Other operating income/ (expense)	(4)	160	79	11	1,213	(1,153)	306

Total operating income	5,798	1,186	1,522	186	1,533	(1,153)	9,072

Net insurance claims[26]	(76)	—	—	—	4	—	(72)

Net operating income[7]	5,722	1,186	1,522	186	1,537	(1,153)	9,000

Loan impairment (charges)/ recoveries and other credit risk provisions	(4,613)	(104)	152	11	—	—	(4,554)

Net operating income	1,109	1,082	1,674	197	1,537	(1,153)	4,446

Operating expenses	(2,593)	(511)	(676)	(143)	(1,187)	1,153	(3,957)

Operating profit/(loss)	(1,484)	571	998	54	350	—	489

Share of profit in associates and joint ventures	—	1	—	—	2	—	3

Profit/(loss) before tax	(1,484)	572	998	54	352	—	492

	%	%	%	%	%		%
Share of HSBC’s profit before tax	(13.4)	5.1	9.0	0.5	3.2		4.4
Cost efficiency ratio	45.3	43.1	44.4	76.9	77.2		44.0

Balance sheet data[23]

	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	140,501	30,498	32,861	4,281	—		208,141
Total assets	164,555	38,525	299,345	5,608	7,290	(19,915)	495,408
Customer accounts	74,475	42,853	19,229	12,814	67		149,438

	Half-year to 30 June 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[35]	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/ (expense)	5,976	661	528	91	(51)	(28)	7,177

Net fee income	1,711	213	539	69	3	—	2,535

Trading income/(expense) excluding net interest income	204	—	(18)	4	13	—	203
Net interest income on trading activities	37	2	124	—	—	28	191

Net trading income[25]	241	2	106	4	13	28	394
Net expense from financial instruments designated at fair value	—	—	(4)	—	(1,505)	—	(1,509)
Gains less losses from financial investments	6	4	248	—	(1)	—	257
Dividend income	10	2	7	1	3	—	23
Net earned insurance premiums	164	—	—	—	—	—	164
Other operating income/ (expense)	(74)	78	223	6	975	(916)	292

Total operating income/ (expense)	8,034	960	1,647	171	(563)	(916)	9,333

Net insurance claims[26]	(143)	—	—	—	—	—	(143)

Net operating income/ (expense)[7]	7,891	960	1,647	171	(563)	(916)	9,190

Loan impairment charges and other credit risk provisions	(7,825)	(271)	(438)	(4)	—	—	(8,538)

Net operating income/ (expense)	66	689	1,209	167	(563)	(916)	652

Operating expenses	(2,909)	(473)	(732)	(144)	(1,020)	916	(4,362)

Operating profit/(loss)	(2,843)	216	477	23	(1,583)	—	(3,710)

Share of profit/(loss) in associates and joint ventures	—	8	—	—	(1)	—	7

Profit/(loss) before tax	(2,843)	224	477	23	(1,584)	—	(3,703)

	%	%	%	%	%		%
Share of HSBC’s profit before tax	(56.7)	4.5	9.5	0.5	(31.6)		(73.8)
Cost efficiency ratio	36.9	49.3	44.4	84.2	(181.2)		47.5

Balance sheet data[23]

	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	160,293	33,011	28,320	4,634	—		226,258
Total assets	185,347	39,657	269,492	6,523	4,453	(10,694)	494,778
Customer accounts	71,176	37,601	19,268	12,185	111		140,341

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Profit/(loss) before tax (continued)

	Half-year to 31 December 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[35]	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/ (expense)	5,268	730	471	87	(33)	(30)	6,493

Net fee income	1,463	240	506	73	—	—	2,282

Trading income/(expense) excluding net interest income	53	(10)	(161)	(7)	(43)	—	(168)
Net interest income/(expense) on trading activities	23	1	51	(1)	1	30	105

Net trading income/ (expense)[25]	76	(9)	(110)	(8)	(42)	30	(63)
Net income/(expense) from financial instruments designated at fair value	—	—	4	—	(1,991)	—	(1,987)
Gains less losses from financial investments	10	(1)	29	—	1	—	39
Dividend income	11	3	20	1	(5)	—	30
Net earned insurance premiums	145	—	—	—	—	—	145
Other operating income	83	84	94	5	853	(845)	274

Total operating income/ (expense)	7,056	1,047	1,014	158	(1,217)	(845)	7,213

Net insurance claims[26]	(98)	—	—	—	—	—	(98)

Net operating income/ (expense)[7]	6,958	1,047	1,014	158	(1,217)	(845)	7,115

Loan impairment charges and other credit risk provisions	(6,599)	(248)	(183)	(94)	(2)	—	(7,126)

Net operating income/ (expense)	359	799	831	64	(1,219)	(845)	(11)

Operating expenses	(2,742)	(485)	(596)	(137)	(914)	845	(4,029)

Operating profit/(loss)	(2,383)	314	235	(73)	(2,133)	—	(4,040)

Share of profit in associates and joint ventures	—	5	—	—	—	—	5

Profit/(loss) before tax	(2,383)	319	235	(73)	(2,133)	—	(4,035)

	%	%	%	%	%		%
Share of HSBC’s profit before tax	(115.7)	15.4	11.4	(3.5)	(103.5)		(195.9)
Cost efficiency ratio	39.4	46.3	58.8	86.7	75.1		56.6

Balance sheet data[23]

	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	151,671	31,292	18,654	5,236	—		206,853
Total assets	179,597	38,232	260,131	6,572	2,071	(11,589)	475,014
Customer accounts	74,228	42,900	19,095	12,834	100		149,157
For footnotes, see page 95.

Latin America
Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking &	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2010
Argentina	38	41	54	—	—	133
Brazil	34	160	253	2	29	478
Mexico	91	(2)	116	1	18	224
Panama	18	26	15	1	—	60
Other	(44)	11	27	—	(6)	(12)

	137	236	465	4	41	883

Half-year to 30 June 2009
Argentina	13	42	62	—	—	117
Brazil	(165)	107	267	2	3	214
Mexico	8	51	115	3	—	177
Panama	41	25	7	—	—	73
Other	(22)	(4)	29	(1)	(3)	(1)

	(125)	221	480	4	—	580

Half-year to 31 December 2009
Argentina	11	44	60	—	—	115
Brazil	(59)	104	248	3	—	296
Mexico	(39)	15	115	4	—	95
Panama	28	30	17	—	—	75
Other	(32)	(15)	11	—	(1)	(37)

	(91)	178	451	7	(1)	544

Loans and advances to customers (net) by country

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Argentina	2,796	2,222	2,319
Brazil	23,474	20,038	22,765
Mexico	11,901	11,913	12,114
Panama	5,973	5,921	5,989
Other	4,685	4,596	4,442

	48,829	44,690	47,629

Customer accounts by country

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Argentina	3,505	2,963	3,083
Brazil	41,001	33,508	39,022
Mexico	18,160	16,311	18,195
Panama	7,083	6,468	6,996
Other	5,468	5,631	5,593

	75,217	64,881	72,889

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Profit before tax

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
Latin America	US$m	US$m	US$m
Net interest income	3,119	2,620	2,953

Net fee income	855	823	906

Net trading income	353	599	249

Changes in fair value from long-term debt issued and related derivatives	—	—	—
Net income from other financial instruments designated at fair value	130	188	307

Net income from financial instruments designated at fair value	130	188	307
Gains less losses from financial investments	53	132	36
Dividend income	5	4	7
Net earned insurance premiums	957	724	1,176
Other operating income	10	61	72

Total operating income	5,482	5,151	5,706

Net insurance claims incurred and movement in liabilities to policyholders	(767)	(699)	(1,134)

Net operating income before loan impairment charges and other credit risk provisions	4,715	4,452	4,572

Loan impairment charges and other credit risk provisions	(820)	(1,385)	(1,141)

Net operating income	3,895	3,067	3,431

Operating expenses	(3,013)	(2,488)	(2,887)

Operating profit	882	579	544

Share of profit in associates and joint ventures	1	1	—

Profit before tax	883	580	544

	%	%	%
Share of HSBC’s profit before tax	8.0	11.6	26.4
Cost efficiency ratio	63.9	55.9	63.1

Period-end staff numbers (full-time equivalent)	54,886	54,812	54,288

Balance sheet data[23]
	US$m	US$m	US$m
Loans and advances to customers (net)	48,829	44,690	47,629
Loans and advances to banks (net)	21,595	17,696	18,608
Trading assets, financial instruments designated at fair value, and financial investments	32,323	24,606	28,779
Total assets	121,885	107,515	115,967
Deposits by banks	4,924	5,333	5,421
Customer accounts	75,217	64,881	72,889
For footnote, see page 95.
The commentary on Latin America is on an underlying basis unless stated otherwise.

Economic briefing
Economic recovery continued in Mexico during the first quarter of 2010, with the level of GDP rising by 4.3 per cent year-on-year due in large part to a rebound in regional manufacturing activity, particularly within the US. CPI inflation remained at a relatively subdued level, helped by low levels of regional inflation, strong domestic currencies and spare capacity in the economy. The Central Bank of
Mexico maintained its overnight target rate at 4.5 per cent throughout the period.
     In Brazil, the recovery gained further momentum during the first quarter of the year with the level of GDP rising by a robust 8.9 per cent in year-on-year terms, driven by the continued strength of consumer expenditure. Labour market conditions continued to improve, with the unemployment rate averaging 7.4 per cent during the first five months of 2010 against 8.7 per cent during the comparable period in 2009. The annual CPI inflation rate rose from 4.3 per cent in December 2009 to 5.3 per cent in April 2010, before moderating to 4.8 per cent in June. This mixture of rising inflation and strong growth led to a tightening of monetary policy conditions, with the Central Bank of Brazil raising the Selic policy target rate by a cumulative 150 basis points during the first half of 2010, placing the rate at 10.25 per cent at the end of the period.

     Economic recovery was evident in Argentina, with the Statistics Bureau reporting an increase in overall activity of 12.4 per cent in the first five months of 2010 compared with the equivalent period in 2009. Industrial production was reported to have increased by 9.8 per cent over the year to June 2010, while a record level of production within the agricultural sector, which was recovering from a severe drought in 2009, provided broad-based support to the economy.

Review of business performance
Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 30 June 2009 (‘1H09’)
				1H09
	1H09	1H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	rates[3]	reported	ments[1]	lying	change[4]	change[4]
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	2,620	—	356	2,976	3,119	—	3,119	19	5
Net fee income	823	—	110	933	855	—	855	4	(8)
Other income[6]	1,009	—	145	1,154	741	—	741	(27)	(36)

Net operating income[7]	4,452	—	611	5,063	4,715	—	4,715	6	(7)

Loan impairment charges and other credit risk provisions	(1,385)	—	(203)	(1,588)	(820)	—	(820)	41	48

Net operating income	3,067	—	408	3,475	3,895	—	3,895	27	12

Operating expenses	(2,488)	—	(341)	(2,829)	(3,013)	—	(3,013)	(21)	(7)

Operating profit	579	—	67	646	882	—	882	52	37

Income from associates	1	—	—	1	1	—	1	—	—

Profit before tax	580	—	67	647	883	—	883	52	36

For footnotes, see page 95.

HSBC’s operations in Latin America reported pre-tax profits of US$883 million compared with US$580 million in the first half of 2009, an increase of 52 per cent. On an underlying basis, pre-tax profits increased by 36 per cent as loan impairment charges in Personal Financial Services and, to a lesser extent in Commercial Banking, fell, reflecting actions taken to improve the quality of the loan portfolio and a recovery in the overall credit environment. Revenue was lower, due to a change in the portfolio mix away from higher yielding unsecured lending, and lower fees from reduced transaction volumes in Personal Financial Services. Revenues also declined due to the non-recurrence of the strong performance in trading income in Global Banking and Markets and gains on Visa Inc. shares, both of which took place in the first half of 2009. In Mexico, the regulator announced in July 2010 new regulations limiting the fees that can be charged for various banking services. This is expected to have a significant impact on future fee income.
     HSBC continued to build its base of high quality Personal Financial Services customers via the Premier and Advance propositions. The number of Premier customers reached 690,000 at 30 June 2010. Advance was launched in Mexico, Brazil, Panama and Chile and customer numbers exceeded 50,000 at 30 June 2010. Strong performance continued in insurance as improved sales drove higher premiums on pension products in Brazil, along with improved premiums and claims in term life products in Mexico.
     Global Banking and Markets and Commercial Banking built on HSBC’s positioning to benefit from increasing intra-regional and inter-regional connectivity. In particular, linkages with other emerging markets were strengthened through the establishment of Latin America sales desks in Hong Kong, mainland China and London to leverage cross-selling opportunities.
     Net interest income increased by 5 per cent. In Global Banking and Markets, a strong performance

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)

in Balance Sheet Management resulted from an increase in volumes of financial investments, a decline in market interest rates and a change in the portfolio mix to higher-yielding longer-term assets.
     Average customer lending balances fell in Personal Financial Services, primarily as a result of the managed decline in credit cards and unsecured personal loan balances in Mexico. This was partly offset by an expansion in lending in Global Banking and Commercial Banking as the economic recovery resulted in a greater drawdown of credit facilities. Spreads on lending products narrowed in Brazil, particularly for overdraft products, due to stronger competition encouraged by the economic recovery.
     Average customer accounts were higher in Brazil while, in Mexico, sales and marketing initiatives supported by product and channel enhancements resulted in an increase in current and savings account balances. Spreads on customer accounts narrowed as a result of falling interest rates in Mexico.

Underlying pre-tax profits grew by 36 per cent in Latin America as a reduction in loan impairment charges and credit risk provisions more than offset the decline in revenue.
     Fee income of US$855 million fell by 8 per cent, driven by lower originations and fewer transaction volumes in credit cards and account services in Mexico, and reduced account services income in Brazil following regulatory changes. In Global Banking and Markets, fee income increased in Brazil due to higher corporate finance advisory and structuring fees and an increase in funds under management fees as volumes grew.
     Trading income of US$353 million was 49 per cent lower as the strong performance in foreign exchange and Rates in the first half of 2009, which benefited from greater market volatility and favourable positioning ahead of interest rate movements, did not recur.
     Net income on financial instruments designated at fair value declined by 41 per cent to US$130 million, primarily due to lower investment returns experienced on assets held in support of the pension portfolio in Brazil. An offsetting decrease was recorded in net insurance claims incurred and movement in liabilities to policyholders.
     Gains less losses from financial investments declined by US$101 million, largely due to the non-recurrence of the gains on the sale of Visa Inc. shares in 2009.
     Net earned insurance premiums increased by 17 per cent to US$957 million, driven by improved economic conditions and higher sales, mainly in pension-linked products in Brazil. An offsetting increase was recorded in net insurance claims incurred and movement in liabilities to policyholders.
     Other operating income of US$10 million was lower by 85 per cent, due to a decline in PVIF and the one-off gain in the first half of 2009 on the sale of the local head office building in Argentina.
     Loan impairment charges and other credit risk provisions declined by 48 per cent on the first half of 2009 to US$820 million as credit conditions improved and actions taken to improve the quality of the lending portfolio continued to have an effect. In Personal Financial Services, the reduction in loan impairment charges reflected a significant decline in the size of the Mexico cards portfolio and an improvement in its quality, achieved through tighter origination criteria and better collection practices. In Commercial Banking, loan impairment charges fell in Brazil, reflecting an improvement in economic conditions.
     Operating expenses increased by 7 per cent to US$3.0 billion. Expense growth was largely driven by investment in the region and inflationary pressure. Within this, staff expenses increased, mainly due to union agreements in Brazil and Argentina. The cost was partly mitigated by a decline in average staff numbers, following the restructuring of mass market operations in Brazil. As the quality of the customer portfolio was upgraded and customer propositions were enhanced, there was a corresponding increase in marketing costs in Brazil, greater investment in Mexico on regional infrastructure, technology projects and the renovation of the branch network, and further investment in One HSBC across the region.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2010 (‘1H10’) compared with half-year to 31 December 2009 (‘2H09’)
				2H09
	2H09	2H09		at 1H10	1H10	1H10	1H10	Re-	Under-
	as	adjust-	Currency	exchange	as	adjust-	under-	ported	lying
	reported	ments[1]	translation[2]	rates[8]	reported	ments[1]	lying	change[4]	change[4]
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%
Net interest income	2,953	—	37	2,990	3,119	—	3,119	6	4
Net fee income	906	—	15	921	855	—	855	(6)	(7)
Other income[6]	713	—	6	719	741	—	741	4	3

Net operating income[7]	4,572	—	58	4,630	4,715	—	4,715	3	2

Loan impairment charges and other credit risk provisions	(1,141)	—	(20)	(1,161)	(820)	—	(820)	28	29

Net operating income	3,431	—	38	3,469	3,895	—	3,895	14	12

Operating expenses	(2,887)	—	(39)	(2,926)	(3,013)	—	(3,013)	(4)	(3)

Operating profit	544	—	(1)	543	882	—	882	62	62

Income from associates	—	—	—	—	1	—	1

Profit before tax	544	—	(1)	543	883	—	883	62	63

For footnotes, see page 95.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Analysis by customer group and global business
Profit/(loss) before tax

	Half-year to 30 June 2010
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[35]	Total
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	1,977	793	390	10	53	(104)	3,119

Net fee income	443	244	148	14	6	—	855

Trading income/(expense) excluding net interest income	21	38	181	1	(4)	—	237
Net interest income on trading activities	—	—	11	—	1	104	116

Net trading income/ (expense)[25]	21	38	192	1	(3)	104	353
Net income from financial instruments designated at fair value	102	28	—	—	—	—	130
Gains less losses from financial investments	1	—	52	—	—	—	53
Dividend income	3	1	1	—	—	—	5
Net earned insurance premiums	769	171	17	—	—	—	957
Other operating income	13	10	6	1	81	(101)	10

Total operating income	3,329	1,285	806	26	137	(101)	5,482

Net insurance claims[26]	(628)	(129)	(10)	—	—	—	(767)

Net operating income[7]	2,701	1,156	796	26	137	(101)	4,715

Loan impairment (charges)/ recoveries and other credit risk provisions	(661)	(160)	3	—	(2)	—	(820)

Net operating income	2,040	996	799	26	135	(101)	3,895

Operating expenses	(1,904)	(760)	(334)	(22)	(94)	101	(3,013)

Operating profit	136	236	465	4	41	—	882

Share of profit in associates and joint ventures	1	—	—	—	—	—	1

Profit before tax	137	236	465	4	41	—	883

	%	%	%	%	%		%
Share of HSBC’s profit before tax	1.2	2.2	4.2	—	0.4		8.0
Cost efficiency ratio	70.5	65.7	42.0	84.6	68.6		63.9

Balance sheet data[23]

	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	19,350	19,434	10,006	39	—		48,829
Total assets	34,598	27,307	59,349	1,110	314	(793)	121,885
Customer accounts	26,618	20,115	23,158	5,326	—		75,217

	Half-year to 30 June 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[35]	Total
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income/ (expense)	1,800	750	275	9	(12)	(202)	2,620

Net fee income	463	240	101	12	7	—	823

Trading income/(expense) excluding net interest income	33	30	452	1	(4)	—	512
Net interest income/(expense) on trading activities	2	2	(119)	—	—	202	87

Net trading income/ (expense)[25]	35	32	333	1	(4)	202	599
Net income/(expense) from financial instruments designated at fair value	221	—	(50)	—	17	—	188
Gains less losses from financial investments	87	1	44	—	—	—	132
Dividend income	3	—	1	—	—	—	4
Net earned insurance premiums	661	28	35	—	—	—	724
Other operating income/ (expense)	81	18	17	1	(14)	(42)	61

Total operating income/ (expense)	3,351	1,069	756	23	(6)	(42)	5,151

Net insurance claims[26]	(654)	(15)	(30)	—	—	—	(699)

Net operating income/ (expense)[7]	2,697	1,054	726	23	(6)	(42)	4,452

Loan impairment (charges)/ recoveries and other credit risk provisions	(1,125)	(261)	1	—	—	—	(1,385)

Net operating income/ (expense)	1,572	793	727	23	(6)	(42)	3,067

Operating expenses	(1,697)	(573)	(247)	(19)	6	42	(2,488)

Operating profit/(loss)	(125)	220	480	4	—	—	579

Share of profit in associates and joint ventures	—	1	—	—	—	—	1

Profit/(loss) before tax	(125)	221	480	4	—	—	580

	%	%	%	%	%		%
Share of HSBC’s profit before tax	(2.5)	4.4	9.6	0.1	—		11.6
Cost efficiency ratio	62.9	54.4	34.0	82.6	(100.0)		55.9

Balance sheet data[23]

	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	19,423	16,162	9,055	50	—		44,690
Total assets	33,262	20,615	53,897	313	249	(821)	107,515
Customer accounts	27,881	16,595	18,003	2,402	—		64,881

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
Profit/(loss) before tax (continued)

	Half-year to 31 December 2009
	Personal		Global			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[35]	Total
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	1,936	794	315	10	7	(109)	2,953

Net fee income	485	250	150	16	5	—	906

Trading income/(expense) excluding net interest income	(8)	8	121	2	4	—	127
Net interest income on trading activities	2	—	11	—	—	109	122

Net trading income/(expense)[25]	(6)	8	132	2	4	109	249
Net income/(expense) from financial instruments designated at fair value	289	12	12	—	(6)	—	307
Gains less losses from financial investments	4	(1)	33	—	—	—	36
Dividend income	6	1	—	—	—	—	7
Net earned insurance premiums	1,091	77	8	—	—	—	1,176
Other operating income	89	17	7	1	13	(55)	72

Total operating income	3,894	1,158	657	29	23	(55)	5,706

Net insurance claims[26]	(1,096)	(43)	5	—	—	—	(1,134)

Net operating income[7]	2,798	1,115	662	29	23	(55)	4,572

Loan impairment (charges)/ recoveries and other credit risk provisions	(921)	(273)	56	—	(3)	—	(1,141)

Net operating income	1,877	842	718	29	20	(55)	3,431

Operating expenses	(1,969)	(663)	(267)	(22)	(21)	55	(2,887)

Operating profit/(loss)	(92)	179	451	7	(1)	—	544

Share of profit/(loss) in associates and joint ventures	1	(1)	—	—	—	—	—

Profit/(loss) before tax	(91)	178	451	7	(1)	—	544

	%	%	%	%	%		%
Share of HSBC’s profit before tax	(4.4)	8.6	21.9	0.3	—	—	26.4
Cost efficiency ratio	70.4	59.5	40.3	75.9	91.3		63.1

Balance sheet data[23]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	19,748	18,205	9,645	31	—		47,629
Total assets	35,236	23,212	57,491	328	281	(581)	115,967
Customer accounts	30,628	19,775	20,142	2,344	—		72,889
For footnotes, see page 95.

Footnotes to the Operating and Financial Review
Reconciliations of reported and underlying profit/(loss) before tax
1	These columns comprise the net increments or decrements in profits in the current half-year (compared with the previous half-years) which are attributable to acquisitions or disposals of subsidiaries, gains arising on the dilution of interests in associates and/or movements in fair value of own debt designated at fair value attributable to credit spread. The inclusion of acquisitions and disposals is determined in the light of events in each period.

2	‘Currency translation’ is the effect of translating the results of subsidiaries and associates for the previous half-years at the average rates of exchange applicable in the current half-year.

3	Excluding acquisitions and disposals in the first half of 2009.

4	Positive numbers are favourable: negative numbers are unfavourable.

5	Changes in fair value of own debt designated at fair value attributable to credit spread.

6	Other income in this context comprises net trading income, net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net earned insurance premiums and other operating income less net insurance claims incurred and movement in liabilities to policyholders.

7	Net operating income before loan impairment charges and other credit risk provisions.

8	Excluding acquisitions and disposals in the second half of 2009.
Financial summary
9	The change in fair value related to movements in the Group’s credit spread on long-term debt resulted in an income of US$1.1 billion in the first half of 2010 (first half of 2009: expense of US$2.5 billion; second half of 2009: expense of US$4.1 billion).

10	Net interest income includes the cost of funding trading assets, while the related external revenues are reported in trading income. In HSBC’s customer group results, the cost of funding trading assets is included within Global Banking and Markets’ net trading income as an interest expense.

11	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).

12	Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.

13	Net interest margin is net interest income expressed as an annualised percentage of AIEA.

14	The cost of internal funding of trading assets was US$294 million (first half of 2009: US$821 million; second half of 2009: US$488 million) and is excluded from the reported ‘Net trading income’ line and included in ‘Net interest income’. However, this cost is reinstated in ‘Net trading income’ in HSBC’s customer group and global business reporting.

15	Net trading income includes an income of US$255 million (first half of 2009: expense of US$127 million; second half of 2009: expense of US$317 million) associated with changes in the fair value of issued structured notes and other hybrid instrument liabilities derived from movements in HSBC issuance spreads.

16	Includes gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with HSBC’s long-term debt issued.

17	Net insurance claims incurred and movement in liabilities to policyholders arise from both life and non-life insurance business. For non-life business, amounts reported represent the cost of claims paid during the year and the estimated cost of notified claims. For life business, the main element of claims is the liability to policyholders created on the initial underwriting of the policy and any subsequent movement in the liability that arises, primarily from the attribution of investment performance to savings-related policies. Consequently, claims rise in line with increases in sales of savings-related business and with investment market growth.

18	Expressed as a percentage of average invested capital.

19	Average invested capital is measured as average total shareholders’ equity after:
–	adding back the average balance of goodwill amortised before the transition to IFRSs or subsequently written off directly to reserves (less goodwill previously amortised in respect of the French regional banks sold in 2008);

–	deducting the average balance of HSBC’s revaluation surplus relating to property held for own use. This reserve was generated when determining the deemed cost of such properties on transition to IFRSs and will run down as the properties are sold;

–	deducting average preference shares and other equity instruments issued by HSBC Holdings; and

–	deducting average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities.
20	Return on invested capital is based on the profit attributable to ordinary shareholders of the parent company.

21	For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and non controlling interest plus fixed charges and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, preference share dividends, as applicable, and the proportion of rental expense deemed representative of the interest factor.
Analyses by customer group and global business and by geographical region
22	The main items reported under ‘Other’ are certain property activities, unallocated investment activities, centrally held investment companies, gains arising from the dilution of interests in associates, movements in the fair value of own debt designated at fair value (the remainder of the Group’s gain on own debt is included in Global Banking and Markets), and HSBC’s holding company and financing operations. The results also include net interest earned on free capital held centrally, operating costs incurred by the Group Management Office operations in providing stewardship and central management services to HSBC, and costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries.
23	Assets by geographical region and customer group include intra-HSBC items. These items are eliminated, where appropriate, under the headings ‘Intra-HSBC items’ or ‘Inter-segment elimination’.
24	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
25	In the analysis of customer groups and global businesses, net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, related external and internal interest income and interest expense, and dividends received; in the statutory presentation internal interest income and expense are eliminated.
26	Net insurance claims incurred and movement in liabilities to policyholders.
27	‘Employee expenses’ comprises costs directly incurred by each customer group. The reallocation and recharging of employee and other expenses directly incurred in the ‘Other’ customer group is shown in ‘Other operating expenses’.

HSBC HOLDINGS PLC
Interim Management Report: Operating and Financial Review (continued)
28	In the first half of 2010, Global Markets included income of US$255 million from movements in credit spreads on structured liabilities (first half of 2009: expense of US$127 million; second half of 2009: expense of US$317 million).
29	Total income earned on securities services products in the Group amounted to US$0.7 billion (first half of 2009: US$0.7 billion; second half of 2009: US$0.7 billion), of which US$0.7 billion was in Global Banking and Markets (first half of 2009: US$0.7 billion; second half of 2009: US$0.7 billion) and US$11 million was in Commercial Banking (first half of 2009: US$8 million; second half of 2009: US$10 million).
30	Total income earned on payments and cash management products in the Group amounted to US$2.1 billion (first half of 2009: US$2.0 billion; second half of 2009: US$2.2 billion), of which US$1.6 billion was in Commercial Banking (first half of 2009: US$1.4 billion; second half of 2009: US$1.7 billion) and US$0.5 billion was in Global Banking and Markets (first half of 2009: US$0.5 billion; second half of 2009: US$0.5 billion).
31	Total income on other transaction services in the Group amounted to US$1.1 billion (first half of 2009: US$1.0 billion; second half of 2009: US$1.0 billion). Of this US$0.8 billion was in Commercial Banking relating to trade and supply chain (first half of 2009: US$0.7 billion; second half of 2009: US$0.7 billion) and US$0.3 billion was in Global Banking and Markets of which US$0.3 billion related to trade and supply chain (first half of 2009: US$0.2 billion; second half of 2009: US$0.2 billion) and US$71 million related to banknotes and other (first half of 2009: US$58 million; second half of 2009: US$67 million).
32	‘Other’ in Global Banking and Markets includes net interest earned on free capital held in the global business not assigned to products.
33	Trading assets, financial instruments designated at fair value and financial investments held in Europe, and by Global Banking and Markets in North America, include financial assets which may be repledged or resold by counterparties.
34	Derivative assets and derivative liabilities of Global Banking and Markets include derivative transactions between different regions of Global Banking and Markets.
35	Inter-segment elimination comprises (i) the costs of shared services and Group Service Centres included within ‘Other’ which are recovered from customer groups, and (ii) the intra-segment funding costs of trading activities undertaken within Global Banking and Markets. HSBC’s Balance Sheet Management business, reported within Global Banking and Markets, provides funding to the trading businesses. To report Global Banking and Markets’ net trading income on a fully funded basis, ‘Net interest income’ and ‘Net interest income/(expense) on trading activities’ are grossed up to reflect internal funding transactions prior to their elimination in the inter-segment column.
36	France primarily comprises the domestic operations of HSBC France, HSBC Assurances Vie and the Paris branch of HSBC Bank plc.
37	Hong Kong Government certificates of indebtedness were reclassified from Personal Financial Services to ‘Other’ at 1 January 2010.

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil

Background and disclosure policy
Following the market turmoil which began in 2007, there was a modest recovery in the risk appetite of investors in 2009. The first quarter of 2010 saw renewed uncertainty regarding the future growth prospects of the global economy, however, and concerns over sovereign credit risk that began in Greece and extended to other obligors, particularly in Southern Europe. As a result, the second quarter of 2010 saw significant falls in the prices of many assets perceived to be of higher risk, although some stability was regained with the announcement of a package of measures by the EU and the International Monetary Fund.
     Widespread downgrading of securitised assets continued in the first half of 2010 as rating agencies changed their rating methodologies in response to the new circumstances. Although these downgrades were largely expected and did not affect management’s loss estimates, for those institutions subject to the Basel II framework, which ties capital requirements to external credit ratings, the appetite for securitised assets remained limited regardless of the actual level of expected loss on the securities.
     Although the general environment remained difficult, some positive developments were observed in securities supported by US sub-prime and Alt-A mortgages. The prices of the securitised assets had been depressed due to expected further deterioration in the value of the supporting collateral. However, the first half of 2010 saw a stabilisation and in some areas a modest increase in house prices. This, combined with the continued low interest rate environment, contributed to a rise in the price of these securitised assets.
     Notwithstanding the renewed uncertainty in the first half of 2010, the levels of write-downs and losses on holdings of structured assets remained modest.
     This section contains disclosures about the effect of the market turmoil on HSBC’s securitisation exposures and other structured products. HSBC’s principal exposures to the US and the UK mortgage markets take the form of credit risk from direct loans and advances to customers which were originated to be held to maturity or refinancing. Details are provided on page 152.
     Financial instruments which were most affected by the market turmoil include exposures to direct lending which are held at fair value through profit or loss, or are classified as available for sale and are also held at fair value. Financial instruments included in these categories comprise asset-backed securities (‘ABS’s), including mortgage-backed securities (‘MBS’s) and collateralised debt obligations (‘CDO’s), exposures to and contingent claims on monoline insurers (‘monolines’) in respect of structured credit activities and leveraged finance transactions originated for distribution.

In accordance with HSBC’s policy to provide meaningful disclosures that help investors and other stakeholders understand the Group’s performance, financial position and changes thereto, the information provided in this section goes beyond the minimum levels required by accounting standards, statutory and regulatory requirements and listing rules.
     HSBC has voluntarily adopted the draft British Bankers’ Association Code on Financial Reporting Disclosure (‘the draft BBA Code’) with effect from its Annual Report and Accounts 2009. The draft code sets out five disclosure principles together with supporting guidance. These principles have been applied, as appropriate, in the context of the Interim Report 2010.
     In order to facilitate an understanding of the turmoil in markets for securitised and structured assets and in line with the principles of the draft BBA Code, HSBC has continued to assess good practice recommendations issued from time to time by relevant regulators and standard setters, including the ‘Assessment of banks’ transparency in their 2009 audited annual reports’ recently published by the Committee of European Banking Supervisors.
     The particular topics covered in respect of HSBC’s securitisation activities and exposure to structured products are as follows:
•	overview of exposure;
•	business model;
•	risk management;
•	accounting policies;
•	nature and extent of HSBC’s exposures;
•	fair values of financial instruments; and
•	special purpose entities.

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

Overview of exposure
At 30 June 2010, the aggregate carrying amount of HSBC’s exposure to ABSs, trading loans held for securitisation and exposure to leveraged finance transactions, including securities mitigated by credit derivatives with monolines and other financial institutions, was US$79.7 billion (30 June 2009: US$77.9 billion; 31 December 2009: US$78.8 billion), as summarised in the table below. The majority of these exposures arose in Global Banking and Markets.

HSBC’s holdings of available-for-sale ABSs increased by US$5 billion to US$53 billion. The associated AFS reserve deficit improved by US$4 billion to US$8 billion.
     Within the total carrying amount of ABSs on the balance sheet, ABS holdings of US$13.8 billion (30 June 2009: US$12.9 billion; 31 December 2009: US$14.0 billion) are held through vehicles discussed on page 101, where significant first loss protection is provided by external investors on a fully collateralised basis. This includes US$3.3 billion (30 June 2009: US$3.3 billion; 31 December 2009: US$3.3 billion) in respect of sub-prime and Alt-A residential mortgage exposure.

Overall exposure of HSBC

	At 30 June 2010		At 30 June 2009		At 31 December 2009
		Including		Including		Including
	Carrying	sub-prime	Carrying	sub-prime	Carrying	sub-prime
	amount	and Alt-A	amount	and Alt-A	amount	and Alt-A
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
ABSs	72.6	9.4	69.0	10.6	70.6	10.8

– fair value through profit or loss	10.8	0.5	11.4	0.8	12.1	0.7
– available for sale[1]	53.2	7.5	47.1	7.9	48.1	8.2
– held to maturity[1]	2.4	0.2	2.6	0.2	2.5	0.2
– loans and receivables	6.2	1.2	7.9	1.7	7.9	1.7

Loans at fair value through profit or loss	1.9	1.5	2.6	2.1	2.0	1.6

Total ABS and direct lending at fair value through profit or loss	74.5	10.9	71.6	12.7	72.6	12.4

Less securities mitigated by credit derivatives with monolines and other financial institutions	(8.6)	(0.6)	(9.2)	(0.8)	(10.2)	(1.0)

	65.9	10.3	62.4	11.9	62.4	11.4

Leveraged finance loans	5.2	—	6.3	—	6.2	—

– fair value through profit or loss	0.2	—	0.3	—	0.2	—
– loans and receivables	5.0	—	6.0	—	6.0	—

	71.1	10.3	68.7	11.9	68.6	11.4

Exposure including securities mitigated by credit derivatives with monoline	79.7	10.9	77.9	12.7	78.8	12.4
For footnote, see page 137.
Reconciliation of movement in carrying amount of ABSs

Half-year to
30 June 2010
US$bn
Balance at 1 January 2010	70.6
Net ABS acquisitions (principally of US Government agency and sponsored enterprises)	6.8
Principal amortisation of available-for-sale ABSs (repayment at par)	(3.3)
Movement on fair values of available-for-sale ABSs	2.7
Net sales, principal amortisation and write-downs of ABSs	(2.7)
Exchange differences and other movements	(1.5)

Balance at 30 June 2010	72.6

Reclassification of financial assets
The accounting policy for reclassification is set out on page 370 of the Annual Report and Accounts 2009.
     During the second half of 2008, HSBC reclassified US$15.3 billion and US$2.6 billion of financial assets from the held-for-trading category to the loans and receivables and available-for-sale classifications, respectively. The effect on HSBC’s profit before tax if the reclassifications had not been made, are tabulated below. HSBC has not undertaken any further reclassifications.

Reclassifications of HSBC’s financial assets

	At 30 June 2010		At 30 June 2009		At 31 December 2009
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
	US$m	US$m	US$m	US$m	US$m	US$m
Reclassification to loans and receivables
ABSs	6,172	4,947	7,827	5,266	7,827	6,177
Trading loans — commercial mortgage loans	484	440	605	551	553	506
Leveraged finance and syndicated loans	5,015	4,338	5,720	4,758	5,824	5,434

	11,671	9,725	14,152	10,575	14,204	12,117

Reclassification to available for sale
Corporate debt and other securities	103	103	2,156	2,156	1,408	1,408

	11,774	9,828	16,308	12,731	15,612	13,525

Reconciliation of effect on profit before tax if reclassifications had not occurred

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Reported profit before tax	11,104	5,019	2,060
Profit before tax if reclassifications had not been made	11,093	4,758	3,820

Increase/(reduction) in profit before tax from reclassification	11	261	(1,760)

	US$m	US$m	US$m
Attributable to increase/(reduction) in profit before tax in:
Europe	(82)	494	(1,425)
North America	32	(238)	(379)
Middle East	61	5	44

The following table shows the fair value gains and losses, income and expense recognised in the income statement and shows the impact that would have occurred if no reclassification had taken place.

HSBC’s fair value gains and losses, income and expense

	Effect on income statement
	for half-year to 30 June 2010
	Recorded in	Assuming	Net effect
	the income	no reclass-	of reclass-
	statement[2]	ification[3]	ification
	US$m	US$m	US$m
Financial assets reclassified to loans and receivables
ABSs	214	538	(324)
Trading loans — commercial mortgage loans	12	10	2
Leveraged finance and syndicated loans	177	(170)	347

	403	378	25

Financial assets reclassified to available for sale
Corporate debt and other securities	55	69	(14)

	458	447	11

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)
HSBC’s fair value gains and losses, income and expense (continued)

	Effect on income statement			Effect on income statement
	for half-year to 30 June 2009			for half-year to 31 December 2009
	Recorded in	Assuming	Net effect	Recorded in	Assuming	Net effect
	the income	no reclass-	of reclass-	the income	no reclass-	of reclass-
	statement[2]	ification[3]	ification	statement[2]	ification[3]	ification
	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets reclassified to loans and receivables
ABSs	243	(466)	709	268	1,233	(965)
Trading loans – commercial mortgage loans	15	(8)	23	17	23	(6)
Leveraged finance and syndicated loans	210	679	(469)	224	815	(591)

	468	205	263	509	2,071	(1,562)
Financial assets reclassified to available for sale
Corporate debt and other securities	36	38	(2)	65	263	(198)

	504	243	261	574	2,334	(1,760)

For footnotes, see page 137.

Financial effect of market turmoil
The write-downs incurred by the Group for the last three half-year periods on ABSs, trading loans held for securitisation, leveraged finance transactions and the movement in fair values on available-for-sale ABSs taken to equity, plus impairment losses on specific exposures to banks, are summarised in the following table. Virtually all of these effects were recorded in Global Banking and Markets. Further analyses of the write-downs taken to the income statement by Global Banking and Markets and the net carrying amounts of the positions that generated these write-downs are shown in the succeeding table:

Financial effect of market turmoil on HSBC

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$bn	US$bn	US$bn
(Write-downs)/write-backs taken to income statement	0.1	(1.3)	(0.6)
Net movement on available-for-sale reserve on ABSs in the period	4.1	1.2	5.3
Closing balance of available-for-sale reserve relating to ABSs	(8.1)	(17.5)	(12.2)
Global Banking and Markets write-downs/(write-backs) taken to the income statement and carrying amounts

	Write-downs/(write-backs) during half-year to			Carrying amount at
	30 June	30 June	31 December	30 June	30 June	31 December
	2010	2009	2009	2010	2009	2009
	US$m	US$m	US$m	US$m	US$m	US$m
Sub-prime mortgage-related assets
– loan securitisation	(49)	156	80	478	943	758
– credit trading	(32)	83	17	146	303	282
Other ABSs	(125)	103	(196)	959	1,376	990
Impairments on reclassified assets	(25)	160	3	11,774	16,308	15,612
Derivative exposure to monolines
– investment grade counterparts	(6)	25	(78)	828	1,593	897
– non-investment grade counterparts	(117)	241	45	276	510	408
Leveraged finance loans[4]	(30)	(11)	(120)	154	285	196
Other credit related items	(3)	5	(19)	25	116	61
Available-for-sale impairments and other non-trading related items	256	564	833

	(131)	1,326	565

For footnote, see page 137.

Asset-backed securities classified as available for sale
HSBC’s principal holdings of ABSs in the Global Banking and Markets’ business are held through special purpose entities (‘SPE’s) which were established from the outset with the benefit of external investor first loss protection support, together with positions held directly and by Solitaire Funding Limited (‘Solitaire’) where HSBC has first loss risk.
     The table below summarises the Group’s exposure to ABSs which are classified as available for sale. The methodology used to determine the fair valuation of the securities and hence the available for sale reserve is described on page 114.

Available-for-sale ABSs exposure

	At 30 June 2010			At 30 June 2009			At 31 December 2009
	Directly			Directly			Directly
	held/			held/			held/
	Solitaire[5]	SPEs	Total	Solitaire[5]	SPEs	Total	Solitaire[5]	SPEs	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Total carrying amount of net principal exposure	39,391	13,774	53,165	34,153	12,898	47,051	34,040	14,021	48,061
Total available-for-sale reserves	(4,914)	(3,168)	(8,082)	(10,898)	(6,587)	(17,485)	(7,349)	(4,864)	(12,213)

	Half-year to 30 June 2010			Half-year to 30 June 2009			Half-year to 31 December 2009
	Directly			Directly			Directly
	held/			held/			held/
	Solitaire[5]	SPEs	Total	Solitaire[5]	SPEs	Total	Solitaire[5]	SPEs	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Impairment charge:
– borne by HSBC	277	—	277	539	—	539	883	—	883
– allocated to capital note holders[6]	—	488	488	—	646	646	—	20	20

Total impairment charge	277	488	765	539	646	1,185	883	20	903

For footnotes, see page 137.

Securities investment conduits (special purpose entities)
In the table above, the total carrying amount of ABSs in respect of SPEs represents holdings in which significant first loss protection is provided through capital notes issued by the SICs, excluding Solitaire.
     Impairment charges incurred on assets held by these SPEs are offset by a credit to the impairment line for the amount of the loss allocated to capital note holders.
     The economic first loss protection remaining at 30 June 2010 amounted to US$2.2 billion (30 June 2009: US$2.2 billion; 31 December 2009: US$2.2 billion).
     On an IFRSs accounting basis, the carrying value of the liability for the capital notes at 30 June 2010 amounted to US$0.3 billion (30 June 2009: US$0.6 billion; 31 December 2009: US$0.7 billion). The impairment charge recognised during the first half of 2010 amounted to US$488 million (first half of 2009: US$646 million; second half of 2009: US$20 million).
     At 30 June 2010, the available-for-sale reserve in respect of securities held by the SICs was a deficit of US$3.4 billion (30 June 2009: US$7.7 billion; 31 December 2009: US$5.2 billion). Of this, US$3.2 billion related to ABSs (30 June 2009: US$6.6 billion; 31 December 2009: US$4.9 billion).
     Impairments recognised during the first half of 2010 from assets held directly or within Solitaire, in recognition of the first loss protection of US$1.2 billion provided by HSBC through credit enhancement and from drawings against the liquidity facility provided by HSBC, were US$277 million (first half of 2009: US$539 million; second half of 2009: US$883 million), based on a notional principal value of securities which were impaired of US$0.4 billion (30 June 2009: US$0.7 billion; 31 December 2009: US$2.6 billion). The reduction in impairment charges compared with the first half of 2009 is due to the stabilising of loss severities and delinquency roll rates which have resulted in lower losses in the underlying collateral pools causing losses in the assets held. The level of impairment recognised in comparison with the deficit in the available-for-sale reserve is a reflection of the credit quality and seniority of the assets held.

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

Sub-prime and Alt-A residential mortgage-backed securities
Management judges that the assets which are most sensitive to possible future impairment are sub-prime and Alt-A residential MBSs within HSBC’s holdings of available-for-sale ABSs.
     Excluding those held in the SPEs discussed above, available-for-sale holdings in these higher risk categories amounted to US$4.2 billion at 30 June 2010 (30 June 2009: US$4.6 billion; 31 December 2009: US$4.9 billion). The deficit in the available-for-sale fair value reserve at 30 June 2010 in relation to these securities was US$3.3 billion (30 June 2009: US$5.0 billion; 31 December 2009: US$4.3 billion).
     Details of HSBC’s methodology for assessing available-for-sale ABSs for objective evidence of impairment at each balance sheet date, are described on page 122.
Available-for-sale ABS impairment and cash loss projections
At 31 December 2009, management undertook an analysis of the portfolio to estimate the further potential impairments and expected cash losses on the available-for-sale ABS portfolio. This exercise comprised a shift of projections of future loss severities, default rates and prepayment rates. The analysis showed that the portfolio is now primarily sensitive to impairments arising on Alt-A securities. The sensitivity of Global Banking and Markets’ available-for-sale ABS positions to the loss of protection from monolines reduced during 2009 and is no longer expected to be a significant contributor to future impairment charges. The results of the analysis indicate that further impairment charges of some US$1.1 billion and expected cash losses of some US$450 million could arise over the next two to three years. At 30 June 2010, management re-performed the stress test and the outcome, taking into account the impairment charges in 2010, was consistent with the exercise at 31 December 2009.
     HSBC’s regular impairment assessment utilises an industry standard valuation model which uses data with reference to the underlying asset pools and models the future projected cash flows of the underlying pools. The key assumptions and inputs to the models are the delinquency status of the underlying loans, the probability of delinquent loans progressing to default, the proportion of assets subsequently recoverable, the prepayment profiles of the underlying assets and the loss severity in the event of default. The projected cash flows of the pools are then used to determine whether payment of principal and interest on the securities held by HSBC will be made. For the purposes of identifying impairment at the reporting date, the future projected cash flows reflect the effect of loss events that have occurred at or prior to the reporting date. For the purposes of performing stress tests to estimate potential future impairment charges, the future projected cash flows reflect additional assumptions about future loss events after the balance sheet date.
     This analysis makes assumptions in respect of the future behaviour of loss severities, default rates and prepayment rates. Movements in the parameters are not independent of each other. For example, increased default rates and increased loss severities, which would imply greater impairments, generally arise under economic conditions that give rise to reduced levels of prepayment, reducing the potential for impairment charges. Conversely, economic conditions which increase the rates of prepayment are generally associated with reduced default rates and decreased loss severities. The assumptions used by management in the roll-forward analysis have been set in the context of further increases in loss severities and raised levels of default rates partly offset by stable prepayment rates in the short to medium term.
     At 30 June 2010, the incurred and projected impairment charges measured for accounting purposes significantly exceeded the expected cash losses on the securities. Over the lives of the available-for-sale ABSs the cumulative impairment charges will converge towards the level of cash losses.
Business model
Asset-backed securities and leveraged finance
HSBC is or has been involved in the following activities in these areas:
•	purchasing US mortgage loans with the intention of structuring and placing securitisations into the market;
•	trading in ABSs, including MBSs, in secondary markets;
•	holding MBSs and other ABSs in balance sheet management activities, with the intention of earning net interest income over the life of the securities;
•	holding MBSs and other ABSs as part of investment portfolios, including the structured investment vehicles (‘SIV’s), SICs and money market funds described under ‘Special purpose entities’ below, with the intention of earning net interest income and management fees;
•	holding MBSs or other ABSs in the trading portfolio hedged through credit derivative protection, typically purchased from monolines, with the intention of earning the spread differential over the life of the instruments; and
•	originating leveraged finance loans for the purposes of syndicating or selling them down in order to generate a trading profit and holding them in order to earn interest margin over their lives.
     These activities are not a significant part of Global Banking and Markets’ business, and Global Banking and Markets is not reliant on them for any material aspect of its business operations or profitability.
Special purpose entities
HSBC enters into certain transactions with customers in the ordinary course of business which involves the establishment of SPEs to facilitate customer transactions. SPEs are used in HSBC’s business in order to provide structured investment opportunities for customers, facilitate the raising of funding for customers’ business activities, or diversify HSBC’s sources of funding and/or improve capital efficiency.
     The use of SPEs in this way is not a significant part of HSBC’s activities and HSBC is not reliant on the use of SPEs for any material part of its business operations or profitability. Detailed disclosures of HSBC’s sponsored SPEs are provided on page 125.
Risk management
The effect of the market turmoil on HSBC’s risk exposures, the way in which HSBC has managed risk exposures in this context, and any changes made in HSBC’s risk management policies and procedures in response to the market conditions are set out in the following sections:
•	Credit risk — ‘Credit exposure’ (see page 141);
•	Liquidity risk — ‘The impact of market turmoil on liquidity risk’ (see page 175); and
•	Market risk — ‘The impact of market turmoil on market risk’ (see page 177).
Accounting policies
HSBC’s accounting policies regarding the classification and valuation of financial instruments are described in the accounting policies on pages 369 to 385 of the Annual Report and Accounts 2009, and the use of assumptions and estimation in respect of the valuation of financial instruments is described on page 63 of the Annual Report and Accounts 2009.
Nature and extent of HSBC’s exposures
This section contains information on HSBC’s exposures to the following:
•	direct lending held at fair value through profit or loss;
•	ABSs including MBSs and CDOs;
•	monolines;
•	credit derivative product companies (‘CDPC’s); and
•	leveraged finance transactions.
     MBSs are securities that represent interests in a group of mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). Where an MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class. Consequently, an MBS with both sub-prime and Alt-A exposures is classified as sub-prime.
     CDOs are securities in which ABSs and/or other related assets have been purchased and securitised by a third party, or securities which pay a return which is referenced to those assets. CDOs may include exposure to sub-prime mortgage assets where these are part of the underlying assets or reference assets. As there can be uncertainty surrounding the precise nature of the underlying collateral supporting CDOs, all CDOs supported by residential mortgage-related assets, irrespective of the level of sub-prime assets referenced or contained therein, are classified as sub-prime.
     HSBC’s holdings of ABSs and CDOs, and its direct lending positions, include the following categories of collateral and lending activity:
•	sub-prime: loans to customers who have limited credit histories, modest incomes or high debt-to-income ratios or have experienced credit problems caused by occasional delinquencies,

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

prior charge-offs, bankruptcy or other credit-related actions. For US mortgages, standard US credit scores are primarily used to determine whether a loan is sub-prime. US Home Equity Lines of Credit (‘HELoC’s) are classified as sub-prime. For non-US mortgages, management judgement is used to identify loans with similar risk characteristics to sub-prime, for example, UK non-conforming mortgages (see below);
•	US Home Equity Lines of Credit: a form of revolving credit facility provided to customers, which is supported by a first or second lien charge over residential property. Global Banking and Markets’ holdings of HELoCs are classified as US sub-prime residential mortgage assets;
•	US Alt-A: loans classified as Alt-A are regarded as lower risk than sub-prime, but they share higher risk characteristics than lending under fully conforming standard criteria. US credit scores, as well as the level and completeness of mortgage documentation held (such as whether there is proof of income), are considered when determining whether an Alt-A classification is appropriate. Mortgages in the US which are not eligible to be sold to the major government sponsored mortgage agencies, Ginnie Mae (Government National Mortgage Association), Fannie Mae (the Federal National Mortgage Association) and Freddie Mac (the Federal Home Loan Mortgage Corporation), are classified as Alt-A if they do not meet the criteria for classification as sub-prime;
•	US Government agency and US Government sponsored enterprises mortgage-related assets: securities that are guaranteed by US Government agencies, such as Ginnie Mae, or are guaranteed by US Government sponsored entities, including Fannie Mae and Freddie Mac;
•	UK non-conforming mortgage-related assets: UK mortgages that do not meet normal lending criteria. This includes instances where the normal level of documentation has not been provided (for example, in the case of self-certification of income), or where increased risk factors, such as poor credit history, result in lending at a rate that is higher than the normal lending rate. UK non-conforming mortgages are treated as sub-prime exposures; and
•	other mortgage-related assets: residential mortgage-related assets that do not meet any of the classifications described above. Prime residential mortgage-related assets are included in this category.
     HSBC’s exposure to non-residential mortgage-related ABSs and direct lending includes:
•	commercial property mortgage-related assets: MBSs with collateral other than residential mortgage-related assets;
•	leveraged finance-related assets: securities with collateral relating to leveraged finance loans;
•	student loan-related assets: securities with collateral relating to student loans; and
•	other assets: securities with other receivable-related collateral.
     Included in the tables on pages 105 to 109 are ABSs which are held through SPEs that are consolidated by HSBC. Although HSBC consolidates these assets in full, the risks arising from the assets are mitigated to the extent of third-party investment in notes issued by those SPEs. For a description of HSBC’s holdings of and arrangements with SPEs, see page 125.
     The exposures detailed in the table on page 105 include long positions where risk is mitigated by specific credit derivatives with monolines and other financial institutions. These positions comprise:
•	residential MBSs with a carrying amount of US$0.6 billion (30 June 2009: US$0.9 billion; 31 December 2009: US$1.0 billion);
•	residential MBS CDOs with a carrying amount of US$13 million (30 June 2009: US$16 million; 31 December 2009: US$15 million); and
•	ABSs other than residential MBSs and MBS CDOs with a carrying amount of US$8.0 billion (30 June 2009: US$8.3 billion; 31 December 2009: US$9.2 billion).
     In the tables on pages 107 to 109, carrying amounts and gains and losses are given for securities except those where risk is mitigated through specific credit derivatives with monolines, as detailed above, with a total carrying amount of US$8.6 billion (30 June 2009: US$9.2 billion; 31 December 2009: US$10.2 billion). The counterparty credit risk arising from the derivative transactions undertaken with monolines is covered in the monoline exposure analysis on page 111.

Carrying amount of HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss

				Designated			Of which
				at fair value			held through
		Available	Held to	through	Loans and		consolidated
	Trading	for sale	maturity	profit or loss	receivables	Total	SPEs
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2010
Mortgage-related assets:
Sub-prime residential	1,891	2,626	—	—	658	5,175	3,077

Direct lending	1,438	—	—	—	—	1,438	883
MBSs and MBS CDOs[7]	453	2,626	—	—	658	3,737	2,194

US Alt-A residential	115	4,907	193	—	536	5,751	3,720

Direct lending	102	—	—	—	—	102	—
MBSs[7]	13	4,907	193	—	536	5,649	3,720

US Government agency and sponsored enterprises
MBSs[7]	472	19,341	2,254	—	—	22,067	347
Other residential	1,243	4,063	—	59	1,303	6,668	2,771

Direct lending	348	—	—	—	—	348	2,735
MBSs[7]	895	4,063	—	59	1,303	6,320	36

Commercial property
MBSs and MBS CDOs[7]	751	8,111	—	75	1,905	10,842	6,470

	4,472	39,048	2,447	134	4,402	50,503	16,385
Leveraged finance-related assets
ABSs and ABS CDOs[7]	413	6,310	—	—	516	7,239	4,173
Student loan-related assets
ABSs and ABS CDOs[7]	141	5,241	—	—	144	5,526	4,192
Other assets
ABSs and ABS CDOs[7]	1,715	2,566	—	5,852	1,116	11,249	2,439

	6,741	53,165	2,447	5,986	6,178	74,517	27,189

At 30 June 2009
Mortgage-related assets:
Sub-prime residential	2,498	2,876	—	—	732	6,106	3,156

Direct lending	1,923	—	—	—	—	1,923	864
MBSs and MBS CDOs[7]	575	2,876	—	—	732	4,183	2,292

US Alt-A residential	371	5,057	190	—	953	6,571	3,356

Direct lending	207	—	—	—	—	207	—
MBSs[7]	164	5,057	190	—	953	6,364	3,356

US Government agency and sponsored enterprises
MBSs[7]	102	14,074	2,388	—	—	16,564	—

Other residential	1,274	4,175	—	25	1,262	6,736	2,801

Direct lending	498	—	—	—	—	498	—
MBSs[7]	776	4,175	—	25	1,262	6,238	2,801

Commercial property
MBSs and MBS CDOs[7]	390	6,575	—	227	2,126	9,318	4,815

	4,635	32,757	2,578	252	5,073	45,295	14,128
Leveraged finance-related assets
ABSs and ABS CDOs[7]	252	4,690	—	—	563	5,505	3,825
Student loan-related assets
ABSs and ABS CDOs[7]	203	5,136	—	—	141	5,480	4,334
Other assets
ABSs and ABS CDOs[7]	2,409	4,468	—	6,346	2,092	15,315	2,726

	7,499	47,051	2,578	6,598	7,869	71,595	25,013

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)
Carrying amount of HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss
(continued)

				Designated			Of which
				at fair value			held through
		Available	Held to	through	Loans and		consolidated
	Trading	for sale	maturity	profit or loss	receivables	Total	SPEs
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Mortgage-related assets:
Sub-prime residential	2,063	2,782	—	—	837	5,682	3,213

Direct lending	1,439	—	—	—	—	1,439	913
MBSs and MBS CDOs[7]	624	2,782	—	—	837	4,243	2,300

US Alt-A residential	191	5,403	192	—	882	6,668	3,672

Direct lending	113	—	—	—	—	113	—
MBSs[7]	78	5,403	192	—	882	6,555	3,672

US Government agency and sponsored enterprises
MBSs[7]	375	13,332	2,333	—	—	16,040	322
Other residential	1,646	4,582	—	335	1,401	7,964	3,160

Direct lending	452	—	—	—	—	452	—
MBSs[7]	1,194	4,582	—	335	1,401	7,512	3,160

Commercial property
MBSs and MBS CDOs[7]	414	7,535	—	103	2,143	10,195	5,730

	4,689	33,634	2,525	438	5,263	46,549	16,097

Leveraged finance-related assets
ABSs and ABS CDOs[7]	555	5,150	—	—	484	6,189	4,144
Student loan-related assets
ABSs and ABS CDOs[7]	141	4,948	—	—	145	5,234	4,127
Other assets
ABSs and ABS CDOs[7]	2,302	4,329	—	6,025	1,987	14,643	2,696

	7,687	48,061	2,525	6,463	7,879	72,615	27,064

For footnote, see page 137.
The above table excludes leveraged finance transactions, which are shown separately on page 113.

HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss

	Half-year to 30 June 2010				At 30 June 2010
	Gross fair value
	movements		Realised			Credit
		Other	gains/			default
		compre-	(losses) in			swap	Net
	Income	hensive	the income	Reclassi-	Gross	gross	principal	Carrying
	statement[9]	income[10]	statement[11]	fied[12]	principal[13]	protection[14]	exposure[15]	amount[16]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Mortgage-related assets
Sub-prime residential
Direct lending	(15)	—	(14)	—	2,064	—	2,064	1,438
MBSs[7]	329	186	52	315	5,268	456	4,812	3,142

- high grade[8]	2	102	2	38	1,968	331	1,638	1,423
- rated C to A	327	84	50	277	3,194	125	3,068	1,717
- not publicly rated	—	—	—	—	106	—	106	2

MBS CDOs[7]	9	3	52	—	676	14	662	31

- high grade[8]	—	2	52	—	14	—	14	16
- rated C to A	9	1	—	—	524	14	510	13
- not publicly rated	—	—	—	—	138	—	138	2

	323	189	90	315	8,008	470	7,538	4,611

US Alt-A residential
Direct lending	—	—	—	—	113	—	113	102
MBSs[7]	—	359	9	884	11,384	100	11,284	5,580

- high grade[8]	—	29	—	30	818	100	718	610
- rated C to A	—	323	9	855	10,381	—	10,381	4,811
- not publicly rated	—	7	—	(1)	185	—	185	159

	—	359	9	884	11,497	100	11,397	5,682

US Government agency and sponsored enterprises
MBSs[7]
- high grade[8]	(2)	415	(3)	(63)	21,271	—	21,271	22,067
Other residential
Direct lending	40	—	16	—	341	—	341	348
MBSs[7]	116	108	22	4	7,141	—	7,141	6,320

- high grade[8]	46	106	22	7	6,242	—	6,242	5,580
- rated C to A	70	—	—	(3)	705	—	705	633
- not publicly rated	—	2	—	—	194	—	194	107

	156	108	38	4	7,482	—	7,482	6,668

Commercial property
MBS and MBS CDOs[7]	(163)	946	(31)	170	12,635	412	12,223	10,580

- high grade[8]	(174)	601	(47)	119	8,682	100	8,582	7,644
- rated C to A	12	345	15	48	3,821	312	3,509	2,838
- not publicly rated	(1)	—	1	3	132	—	132	98

Leveraged finance-related assets
ABSs and ABS CDOs[7]	57	462	4	40	8,372	514	7,858	6,725

- high grade[8]	57	328	1	23	6,943	346	6,598	5,815
- rated C to A	—	134	3	17	1,383	168	1,214	864
- not publicly rated	—	—	—	—	46	—	46	46

Student loan-related assets
ABSs and ABS CDOs[7]	3	132	2	(3)	7,317	—	7,317	5,438

- high grade[8]	5	93	2	(2)	4,898	—	4,898	4,311
- rated C to A	(2)	46	—	(1)	1,649	—	1,649	835
- not publicly rated	—	(7)	—	—	770	—	770	292

Other assets
ABS and ABS CDOs[7]	(204)	118	64	55	12,775	7,076	5,699	4,160

- high grade[8]	(312)	(8)	4	3	9,176	6,613	2,563	1,794
- rated C to A	107	131	50	52	2,784	463	2,321	1,758
- not publicly rated	1	(5)	10	—	815	—	815	608

Total	170	2,729	173	1,402	89,357	8,572	80,785	65,931

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)
HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss (continued)

	Half-year to 30 June 2009				At 30 June 2009
	Gross fair value
	movements		Realised			Credit
		Other	gains/			default
		compre-	(losses) in			swap	Net
	Income	hensive	the income	Reclassi-	Gross	gross	principal	Carrying
	statement[9]	income[10]	statement[11]	fied[12]	principal[13]	protection[14]	exposure[15]	amount[16]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Mortgage-related assets
Sub-prime residential
Direct lending	(154)	11	11	—	2,253	—	2,253	1,923
MBSs[7]	(142)	(631)	(7)	449	8,001	436	7,565	3,534

- high grade[8]	(16)	163	(2)	27	3,142	392	2,750	1,874
- rated C to A	(126)	(794)	(5)	422	4,811	44	4,767	1,657
- not publicly rated	—	—	—	—	48	—	48	3

MBS CDOs[7]	—	(15)	—	2	394	35	359	26

- high grade[8]	—	(6)	—	—	41	17	24	15
- rated C to A	—	(9)	—	2	351	18	333	9
- not publicly rated	—	—	—	—	2	—	2	2

	(296)	(635)	4	451	10,648	471	10,177	5,483

US Alt-A residential
Direct lending	—	—	—	—	231	—	231	207
MBSs[7]	(41)	891	—	455	15,195	303	14,892	6,228

- high grade[8]	(9)	3,191	1	(54)	2,521	142	2,379	1,754
- rated C to A	(32)	(2,300)	(1)	509	12,663	161	12,502	4,463
- not publicly rated	—	—	—	—	11	—	11	11

	(41)	891	—	455	15,426	303	15,123	6,435

US Government agency and sponsored enterprises
MBSs[7]
- high grade[8]	8	35	236	(120)	16,460	—	16,460	16,564
Other residential
Direct lending	(41)	104	104	—	526	—	526	498
MBSs[7]	(43)	35	(4)	—	7,969	—	7,969	6,112

- high grade[8]	(17)	63	(5)	—	7,309	—	7,309	5,708
- rated C to A	(16)	(28)	1	—	580	—	580	358
- not publicly rated	(10)	—	—	—	80	—	80	46

	(84)	139	100	—	8,495	—	8,495	6,610

Commercial property
MBS and MBS CDOs[7]	(92)	(723)	13	—	13,855	359	13,496	9,111

- high grade[8]	(64)	(519)	12	—	12,718	359	12,359	8,437
- rated C to A	(28)	(204)	2	—	1,119	—	1,119	669
- not publicly rated	—	—	(1)	—	18	—	18	5

Leveraged finance-related assets
ABSs and ABS CDOs[7]	(1)	143	—	—	7,372	758	6,614	5,075

- high grade[8]	(1)	156	—	—	6,755	271	6,484	4,963
- rated C to A	—	(13)	—	—	617	487	130	112

Student loan-related assets
ABSs and ABS CDOs[7]	(3)	507	(1)	—	7,397	—	7,397	5,308

- high grade[8]	(1)	381	—	—	6,890	—	6,890	5,201
- rated C to A	(2)	126	(1)	—	507	—	507	107

Other assets
ABS and ABS CDOs[7]	(153)	80	(4)	24	20,208	9,617	10,591	7,793

- high grade[8]	(10)	528	(2)	1	8,089	3,179	4,910	4,250
- rated C to A	(131)	(448)	(2)	33	5,268	295	4,973	2,902
- not publicly rated	(12)	—	—	(10)	6,851	6,143	708	641

Total	(662)	437	348	810	99,861	11,508	88,353	62,379

	Half-year to 31 December 2009				At 31 December 2009
	Gross fair value
	movements		Realised			Credit
		Other	gains/			default
		compre-	(losses) in			swap	Net
	Income	hensive	the income	Reclassi-	Gross	gross	principal	Carrying
	statement[9]	income[10]	statement[11]	fied[12]	principal[13]	protection[14]	exposure[15]	amount[16]
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Mortgage-related assets
Sub-prime residential
Direct lending	(73)	(11)	(51)	—	1,703	—	1,703	1,439
MBSs[7]	98	818	(123)	346	7,483	1,248	6,235	3,419

- high grade[8]	—	14	3	107	2,762	603	2,159	1,719
- rated C to A	101	804	(126)	239	4,616	645	3,971	1,700
- not publicly rated	(3)	—	—	—	105	—	105	—

MBS CDOs[7]	(2)	6	—	—	138	15	123	29

- high grade[8]	—	5	—	—	36	15	21	17
- rated C to A	(1)	1	—	—	89	—	89	10
- not publicly rated	(1)	—	—	—	13	—	13	2

	23	813	(174)	346	9,324	1,263	8,061	4,887

US Alt-A residential
Direct lending	—	—	—	—	129	—	129	113
MBSs[7]	136	(230)	(143)	1,238	13,546	491	13,055	6,427

- high grade[8]	—	(2,830)	—	371	1,625	428	1,197	1,237
- rated C to A	135	2,600	(143)	867	11,885	63	11,822	5,176
- not publicly rated	1	—	—	—	36	—	36	14

	136	(230)	(143)	1,238	13,675	491	13,184	6,540

US Government agency and sponsored enterprises
MBSs[7]
- high grade[8]	108	217	(238)	(3)	15,827	—	15,827	16,040
Other residential
Direct lending	120	(104)	(34)	—	463	—	463	452
MBSs[7]	114	590	41	50	8,741	91	8,650	7,443

- high grade[8]	93	554	42	75	7,884	91	7,793	6,440
- rated C to A	11	38	(1)	(34)	773	—	773	941
- not publicly rated	10	(2)	—	9	84	—	84	62

	234	486	7	50	9,204	91	9,113	7,895

Commercial property
MBS and MBS CDOs[7]	127	1,425	(21)	(104)	13,734	395	13,339	9,954

- high grade[8]	136	1,202	(20)	(90)	9,805	264	9,541	7,537
- rated C to A	(9)	221	(2)	(12)	3,860	131	3,729	2,365
- not publicly rated	—	2	1	(2)	69	—	69	52

Leveraged finance-related assets
ABSs and ABS CDOs[7]	—	578	—	(40)	7,516	895	6,621	5,612

- high grade[8]	15	602	—	(41)	6,620	414	6,206	5,301
- rated C to A	(15)	(24)	—	1	881	481	400	295
- not publicly rated	—	—	—	—	15	—	15	16

Student loan-related assets
ABSs and ABS CDOs[7]	(3)	62	3	32	7,192	224	6,968	5,122

- high grade[8]	3	249	—	32	6,690	30	6,660	5,019
- rated C to A	(6)	(187)	3	—	477	194	283	76
- not publicly rated	—	—	—	—	25	—	25	27

Other assets
ABS and ABS CDOs[7]	227	335	(13)	67	17,608	8,797	8,811	6,327

- high grade[8]	28	(240)	12	30	12,846	8,607	4,239	3,564
- rated C to A	171	600	(27)	52	4,126	190	3,936	2,245
- not publicly rated	28	(25)	2	(15)	636	—	636	518

Total	852	3,686	(579)	1,586	94,080	12,156	81,924	62,377

For footnotes, see page 137.

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

Analysis of exposures and significant movements
Sub-prime residential mortgage-related assets
Sub-prime residential mortgage-related assets included US$3.5 billion (30 June 2009: US$4.3 billion; 31 December 2009: US$3.7 billion) relating to US-originated assets and US$1.1 billion (30 June 2009: US$1.1 billion; 31 December 2009: US$1.1 billion) relating to UK non-conforming residential mortgage-related assets. Of the non-high grade assets held of US$1.7 billion, US$1.5 billion (30 June 2009: US$1.5 billion; 31 December 2009: US$1.7 billion) related to US-originated assets, reflecting the higher quality of the UK-originated assets.
     A modest increase in observable values of sub-prime assets took place in the first half of 2010. However, further impairment of US$100 million on assets classified as available for sale was recognised in the first half of 2010 (first half of 2009: US$542 million; second half of 2009: US$17 million) as losses were incurred under current accounting impairment rules which require the full fair value deficit to be recognised when there is objective evidence of impairment that has an impact on the estimated future cash flows of the instrument, without reference to the amount of the expected loss. The expectation of losses on the underlying assets did not increase from that at
31 December 2009. Of the impairment above, US$98 million (first half of 2009: US$275 million; second half of 2009: US$37 million) occurred in the SICs and was borne by the capital note holders.
US Alt-A residential mortgage-related assets
During the first half of 2010, spreads on Alt-A mortgage-related assets tightened from the levels seen in 2009. Further impairments of US$598 million (first half of 2009: US$631 million; second half of 2009: US$741 million) were recorded in respect of Alt-A mortgage-related assets as losses were incurred under the current accounting rules described in the paragraph above, without reference to the amount of expected loss. The expectation of losses in the underlying assets did not increase from that at 31 December 2009. Of the impairment above, US$369 million (first half of 2009: US$352 million; second half of 2009: write-back of US$6 million) occurred in the SICs and was borne by the capital note holders.
     The following table shows the vintages of the collateral assets supporting HSBC’s holdings of US sub-prime and Alt-A MBSs. Market prices for these instruments generally incorporate higher discounts for later vintages. The majority of HSBC’s holdings of US sub-prime MBSs are originated pre-2007; holdings of US Alt-A MBSs are more evenly distributed between pre- and post-2007 vintages.

Vintages of US sub-prime and Alt-A mortgage-backed securities

	Gross principal[13] of US sub-prime			Gross principal[13] of US Alt-A
	mortgage-backed securities at			mortgage-backed securities at
	30 June	30 June	31 December	30 June	30 June	31 December
	2010	2009	2009	2010	2009	2009
	US$m	US$m	US$m	US$m	US$m	US$m
Mortgage vintage
Pre-2006	1,358	1,571	1,748	1,389	2,237	2,108
2006	2,074	3,262	2,827	5,499	7,076	6,225
2007	1,060	1,851	1,187	4,496	5,882	5,213

	4,492	6,684	5,762	11,384	15,195	13,546

For footnote, see page 137.

US Government agency and sponsored enterprises mortgage-related assets
During the first half of 2010, HSBC increased its holdings of US Government agency and sponsored enterprises mortgage-related assets by US$6.0 billion.
Other residential mortgage-related assets
The majority of other residential mortgage-related assets were originated in the UK (30 June 2010: US$4.2 billion; 30 June 2009: US$4.0 billion; 31 December 2009: US$4.7 billion). No impairments were recognised in respect of these UK-originated assets in the first half of 2010 (first and second halves of 2009: nil), reflecting credit support within the asset portfolio.

Commercial property mortgage-related assets
Of the total of US$10.6 billion (30 June 2009: US$9.1 billion; 31 December 2009: US$10.0 billion) of commercial property mortgage-related assets, US$5.4 billion related to US-originated assets (30 June 2009: US$3.9 billion; 31 December 2009: US$4.3 billion). Spreads tightened on both US and non-US commercial property mortgage-related assets during 2009. Impairments of US$11 million (first half of 2009: US$14 million; second half of 2009: US$74 million) were recognised in the first half of 2010.
Leveraged finance-related assets
The majority of assets related to US-originated exposures; almost all (30 June 2010: 86 per cent; 30 June 2009: 98 per cent; 31 December 2009: 94 per cent) were high grade with no impairments recorded in the period (first and second halves of 2009: nil).
Student loan-related assets
Holdings in student loan-related assets were US$5.4 billion (30 June 2009: US$5.3 billion; 31 December 2009: US$5.1 billion). No impairments were recorded on student loan-related assets in the first half of 2010 (first and second halves of 2009: nil).
Transactions with monoline insurers
HSBC’s exposure to derivative transactions entered into directly with monoline insurers
HSBC’s principal exposure to monolines is through a number of over-the-counter (‘OTC’) derivative transactions, mainly credit default swaps (‘CDS’s). HSBC entered into these CDSs primarily to purchase credit protection against securities held at the time within the trading portfolio.

HSBC’s exposure to derivative transactions entered into directly with monoline insurers

		Net exposure		Net exposure
	Notional	before credit	Credit risk	after credit
	amount	risk adjustment[17]	adjustment[18]	risk adjustment
	US$m	US$m	US$m	US$m
At 30 June 2010
Derivative transactions with monoline counterparties
Monoline — investment grade (BBB- or above)	5,103	920	(92)	828
Monoline — sub-investment grade (below BBB-)	2,464	751	(475)	276

	7,567	1,671	(567)	1,104

At 30 June 2009
Derivative transactions with monoline counterparties
Monoline — investment grade (BBB- or above)	7,259	2,308	(715)	1,593
Monoline — sub-investment grade (below BBB-)	3,683	1,357	(847)	510

	10,942	3,665	(1,562)	2,103

At 31 December 2009
Derivative transactions with monoline counterparties
Monoline — investment grade (BBB- or above)	5,623	997	(100)	897
Monoline — sub-investment grade (below BBB-)	4,400	1,317	(909)	408

	10,023	2,314	(1,009)	1,305

For footnotes, see page 137.

     During the first half of 2010, the notional value of derivative contracts with monolines and HSBC’s overall credit exposure to monolines decreased as a number of transactions were commuted, and others matured. The above table sets out the fair value, essentially the replacement cost, of the remaining derivative transactions at 30 June 2010, and hence the amount at risk if the CDS protection purchased were to be wholly ineffective because, for example, the monoline insurer was unable to meet its obligations. In order to further analyse that risk, the value of protection purchased is shown subdivided between those monolines that were rated by
Standard & Poor’s (‘S&P’) at ‘BBB-’ or above at 30 June 2010, and those that were ‘below BBB-’ (‘BBB-’ is the S&P cut-off for an investment grade classification). The ‘Credit risk adjustment’ column indicates the valuation adjustment taken by HSBC against the net exposures, and reflects HSBC’s best estimate of the likely loss of value on purchased protection arising from the deterioration in creditworthiness of the monolines. These valuation adjustments, which reflect a measure of the irrecoverability of the protection purchased, have been charged to the income statement. During the first half of 2010, the CRA on derivative contracts

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

with monolines decreased as a number of transactions were commuted and others matured.
     The above table can be analysed as follows. HSBC has derivative transactions referenced to underlying securities with a notional value of US$7.6 billion (30 June 2009: US$10.9 billion; 31 December 2009: US$10.0 billion), whose value at 30 June 2010 indicated a potential claim against the protection purchased from the monolines of some US$1.7 billion (30 June 2009: US$3.7 billion; 31 December 2009: US$2.3 billion). On the basis of a credit assessment of the monolines, a provision of US$0.6 billion has been taken (30 June 2009: US$1.6 billion; 31 December 2009: US$1.0 billion), leaving US$1.1 billion exposed (30 June 2009: US$2.1 billion; 31 December 2009: US$1.3 billion), of which US$0.8 billion is recoverable from monolines rated investment grade at 30 June 2010 (30 June 2009: US$1.6 billion; 31 December 2009: US$0.9 billion). The provisions taken imply in aggregate that 90 cents in the dollar will be recoverable from investment grade monolines and 37 cents in the dollar from non-investment grade monolines (30 June 2009: 69 cents and 38 cents, respectively; 31 December 2009: 90 cents and 31 cents, respectively).
     For the CDSs, market prices are generally not readily available. Therefore the CDSs are valued on the basis of market prices of the referenced securities.
     The credit risk adjustment against monolines is determined by one of a number of methodologies, dependent upon the internal credit rating of the monoline. HSBC’s assignment of internal credit ratings is based upon detailed credit analysis, and may differ from external ratings.
•	For highly-rated monolines, the standard credit risk adjustment methodology (as described on page 170 of the Annual Report and Accounts 2009) applies, with the exception that the future exposure profile is deemed to be constant (equal to the current mark value) over the weighted average life of the referenced security, and the credit risk adjustment cannot fall below 10 per cent of the mark-to-market exposure.

•	In respect of monolines, where default has either occurred or there is a strong possibility of default in the near term, the adjustment is determined based upon the estimated probabilities of various potential scenarios, and the estimated recovery in each case.

•	For other monoline exposures, the credit risk adjustment follows the methodology for well-
rated monolines. However, this methodology is adjusted to include the probability of a claim arising in respect of the referenced security, and applies implied probabilities of default where the likelihood of claim is believed to be high.
     At 30 June 2010, US$1.6 billion (31 December 2009: US$2.6 billion) notional value of securities referenced by monoline CDS transactions with a market value of US$1.2 billion (31 December 2009: US$1.9 billion), were held in the loans and receivables category, having been included in the reclassification of financial assets described on page 98. At the date of reclassification, the market value of the assets was US$1.9 billion. The reclassification resulted in an accounting asymmetry between the CDSs, which continue to be held at fair value through profit and loss, and the reclassified securities, which are accounted for on an amortised cost basis. If the reclassifications had not occurred, the impact on the income statement for the first half of 2010 would have been an increase in profit of US$30 million (first half of 2009: increase in profit of US$23 million; second half of 2009: decrease in profit of US$18 million). This amount represents the difference between the increase in market value of the securities during the first half of 2010 and the accretion recognised under the amortised cost method in 2010.
HSBC’s exposure to direct lending and irrevocable commitments to lend to monoline insurers
HSBC has no liquidity facilities to monolines at 30 June 2010 (30 June 2009: US$2 million; 31 December 2009: minimal).
HSBC’s exposure to debt securities which benefit from guarantees provided by monoline insurers
Within both the trading and available-for-sale portfolios, HSBC holds bonds that are ‘wrapped’ with a credit enhancement from a monoline. As the bonds are traded explicitly with the benefit of this enhancement, any deterioration in the credit profile of the monoline is reflected in market prices and, therefore, in the carrying amount of these securities at 30 June 2010. For wrapped bonds held in the trading portfolio, the mark-to-market movement has been reflected through the income statement. For wrapped bonds held in the available-for-sale portfolio, the mark-to-market movement is reflected in other comprehensive income unless there is objective evidence of impairment, in which case the impairment loss is reflected in the income statement. No wrapped bonds were included in the reclassification of financial assets described on page 98.

HSBC’s exposure to Credit Derivative Product Companies
CDPCs are independent companies that specialise in selling credit default protection on corporate exposures. At 30 June 2010, HSBC had purchased from CDPCs credit protection with a notional value of US$5.0 billion (30 June 2009: US$6.2 billion; 31 December 2009: US$5.0 billion) which had a fair value (replacement cost) of US$0.4 billion (30 June 2009: US$0.7 billion; 31 December 2009: US$0.3 billion), against which a credit risk adjustment (a provision) of US$0.1 billion was held (30 June 2009: US$0.2 billion; 31 December 2009: US$0.1 billion). At 30 June 2010, 23 per cent of exposure was to CDPCs with investment grade ratings (30 June 2009: 80 per cent; 31 December 2009: 83 per cent). The deterioration reflects the downgrade of a CDPC to below investment grade in the first quarter of 2010.
Leveraged finance transactions
Leveraged finance transactions include sub-investment grade acquisition or event-driven financing.
     The following tables show HSBC’s commitments and exposure to leveraged finance transactions arising from primary transactions and the movement in that leveraged finance exposure in the year. HSBC’s additional exposure to leveraged finance loans through holdings of ABSs from its trading and investment activities is shown in the table on page 105.

HSBC’s exposure to leveraged finance transactions

	Exposures at 30 June 2010			Exposures at 30 June 2009			Exposures at 31 December 2009
	Funded[19]	Unfunded[20]	Total	Funded[19]	Unfunded[20]	Total	Funded[19]	Unfunded[20]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Europe	3,369	393	3,762	3,747	455	4,202	3,790	368	4,158
Rest of Asia-Pacific	63	24	87	13	73	86	70	22	92
North America	1,204	184	1,388	1,833	173	2,006	1,713	188	1,901

	4,636	601	5,237	5,593	701	6,294	5,573	578	6,151

Held within:
- loans and receivables	4,633	450	5,083	5,589	420	6,009	5,569	386	5,955
- fair value through profit or loss	3	151	154	4	281	285	4	192	196
For footnotes, see page 137.
Movement in leveraged finance exposures

	Funded	Unfunded	Total
	exposures[19]	exposures[20]	exposures
	US$m	US$m	US$m
At 1 January 2010	5,573	578	6,151
Additions	1	—	1
Fundings	(19)	19	—
Sales, repayments and other movements	(949)	5	(944)
Write-backs	30	(1)	29

At 30 June 2010	4,636	601	5,237

For footnotes, see page 137.

     Leveraged finance commitments held by HSBC were US$5.5 billion at 30 June 2010 (30 June 2009: US$6.7 billion; 31 December 2009: US$6.5 billion), of which US$4.9 billion (30 June 2009: US$6.0 billion; 31 December 2009: US$5.9 billion) was funded.
     As described on page 98, certain leveraged finance loans were reclassified from held-for-trading to loans and receivables. As a result, these loans are held at amortised cost subject to impairment and are not marked to market, and net losses of US$0.3 billion (first half of 2009: net gains of US$0.6 billion; second half of 2009: net gains of US$0.6 billion) were not taken to the income statement in the first half of 2010.

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

     At 30 June 2010, HSBC’s principal exposures were to companies in two sectors: US$3.1 billion to data processing (30 June 2009: US$3.7 billion; 31 December 2009: US$3.8 billion) and US$1.7 billion to communications and infrastructure (30 June 2009: US$1.9 billion; 31 December 2009: US$1.9 billion). During the period, 99 per cent of the total fair value movement not recognised was against exposures in these two sectors (30 June 2009: 98 per cent; 31 December 2009: 99 per cent). The reduction in exposure in the current period was primarily a result of sales of the most junior tranches of securitised positions.
Fair values of financial instruments
This section on fair values of financial instruments forms part of the interim consolidated financial statements.
     The accounting policies which determine the classification of financial instruments and the use of assumptions and estimation in valuing them are described on pages 63 to 65 and 369 to 385, respectively, of the Annual Report and Accounts 2009. The following is a description of HSBC’s methods of determining fair value and its related control framework, and a quantification of its exposure to financial instruments measured at fair value.
     Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable willing parties in an arm’s length transaction.
     Financial instruments measured at fair value on an ongoing basis include trading assets and liabilities, instruments designated at fair value, derivatives and financial investments classified as available for sale (including treasury and other eligible bills, debt securities and equity securities).
Fair values of financial instruments carried at fair value
Control framework
Fair values are subject to a control framework designed to ensure that they are either determined or validated by a function independent of the risk-taker. To this end, ultimate responsibility for the determination of fair values lies with Finance, which reports functionally to the Chief Financial Officer, Executive Director, Risk and Regulation. Finance establishes the accounting policies and procedures governing valuation, and is responsible for ensuring that they comply with all relevant accounting standards.
     Further details of the control framework, including details on fair values determined using a valuation model, are included on pages 166 to 168 of the Annual Report and Accounts 2009.
Determination of fair value
Fair values are determined according to the following hierarchy:
•	Level 1 — quoted market price: financial instruments with quoted prices for identical instruments in active markets.

•	Level 2 — valuation technique using observable inputs: financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.

•	Level 3 — valuation technique with significant unobservable inputs: financial instruments valued using valuation techniques where one or more significant inputs are unobservable.
     The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active, a valuation technique is used.
     The judgement as to whether a market is active may include, but is not restricted to, the consideration of factors such as the magnitude and frequency of trading activity, the availability of prices and the size of bid/offer spreads. The bid/offer spread represents the difference in prices at which a market participant would be willing to buy compared with the price at which they would be willing to sell. In inactive markets, obtaining assurance that the transaction price provides evidence of fair value or determining the adjustments to transaction prices that are necessary to measure the fair value of the instrument requires additional work during the valuation process.
     The majority of valuation techniques employ only observable market data. However, certain financial instruments are valued on the basis of valuation techniques that feature one or more significant market inputs that are unobservable and, for them, the derivation of fair value is more judgemental. An instrument in its entirety is classified as valued using significant unobservable inputs if, in the opinion of management, a significant proportion of the instrument’s carrying amount and/or inception profit (‘day 1 gain or loss’) is driven by unobservable inputs. ‘Unobservable’ in this context means that there is little or no current market data available from which to determine the price at which an arm’s length transaction would be likely to occur. It generally does not mean that there is no market data available at all upon which to base a determination of fair value (consensus pricing data may, for example, be used). Furthermore, in some cases the majority of the fair value derived from a valuation technique with significant unobservable inputs may be attributable to observable inputs. Consequently, the effect of uncertainty in determining unobservable inputs will generally be less than the overall fair value of the financial instrument being measured. To help in understanding the extent and the range of this uncertainty, additional information is provided in the section headed ‘Effect of changes in significant unobservable assumptions to reasonably possible alternatives’ on page 120.
     In certain circumstances, primarily where debt is hedged with interest rate derivatives, HSBC records its own debt in issue at fair value, based on quoted prices in an active market for the specific instrument concerned, if available. When quoted market prices are unavailable, the own debt in issue is valued using valuation techniques, the inputs for which are either based upon quoted prices in an inactive market for the instrument, or are estimated by comparison with quoted prices in an active market for similar instruments. In both cases, the fair value includes the effect of applying the credit spread which is appropriate to HSBC’s liabilities. For all issued debt securities, discounted cash flow modelling is used to separate the change in fair value that may be attributed to HSBC’s credit spread movements from movements in other market factors such as benchmark interest rates or foreign exchange rates. Specifically, the change in fair value of issued debt securities attributable to the Group’s own credit spread is computed as follows: for each security at each reporting date, an externally verifiable price is obtained or a price is derived using credit spreads for similar securities for the same issuer. Then, using discounted cash flow, each security is valued using a LIBOR-based discount curve. The difference in the valuations is attributable to the Group’s own credit spread. This methodology is applied consistently across all securities.
     Structured notes issued and certain other hybrid instrument liabilities are included within trading liabilities and are measured at fair value. The credit spread applied to these instruments is derived from the spreads at which HSBC issues structured notes. These market spreads are generally smaller than credit spreads observed for plain vanilla debt or in the credit default swap markets.
     Gains and losses arising from changes in the credit spread of liabilities issued by HSBC reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount.
     All net positions in non-derivative financial instruments, and all derivative portfolios, are valued at bid or offer prices as appropriate. Long positions are marked at bid prices; short positions are marked at offer prices.
     The fair value of a portfolio of financial instruments in an active market is calculated as the product of the number of units and its quoted price and no block discounts are applied.
Fair value adjustments
The valuation models applied for ‘level 2’ and ‘level 3’ assets incorporate assumptions that HSBC believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when HSBC considers that there are additional factors that would be considered by a market participant that are not incorporated within the valuation model. The magnitude of fair value adjustments depends upon many entity-specific factors, including modelling sophistication, the nature of products traded, and the size and type of risk exposures. For this reason, fair value adjustments may not be comparable across the banking industry.
     HSBC classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. They form part of the portfolio fair value and are incorporated within the balance sheet values of the product types to which they have been applied. The majority of these adjustments relate to Global Banking and Markets. The magnitude and types of fair value adjustment adopted by Global Banking and Markets are listed in the following table:

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)
Global Banking and Markets fair value adjustments

	At 30 June	At 31 December
	2010	2009
	US$m	US$m
Type
Risk-related	2,243	2,955

Bid-offer	560	528
Uncertainty	162	223
Credit risk adjustment	1,493	2,172
Other	28	32

Model-related	447	457

Model limitation	367	391
Other	80	66

Inception profit (Day 1 P&L reserves)	256	260

	2,946	3,672

     The quantum of fair value adjustments reduced by US$726 million during the first half of 2010. Movements in the level of fair value adjustments do not necessarily result in the recognition of profits or losses within the income statement. For example, if a model is enhanced to incorporate an additional factor previously not included in the model but incorporated in the valuation through a fair value adjustment, then following that change the fair value adjustment in respect of that factor will no longer be required. As another example, if a position is unwound at a price which reflects the fair value adjustment, then the fair value adjustment base will decrease, but no profit or loss will result.
     The major movement occurred in the credit risk adjustment category. The reduction of US$679 million in the first half of 2010 reflected the release of US$442 million of credit risk adjustment held against monoline insurers. Of this, US$318 million resulted from commutations which did not result in any material gain or loss being recognised in the income statement, which provided evidence that fair value adjustments historically applied against monoline and other counterparty exposures successfully represented fair value measurement. A further US$176 million reduction arose from commutations and/or restructures with non-monoline counterparties.
     Detailed descriptions of risk-related and model-related adjustments, HSBC’s credit risk adjustment methodology, and the valuation techniques applied to instruments of particular interest are provided on page 168 of the Annual Report and Accounts 2009.
Consideration of other methodologies for calculation of credit risk adjustments
The credit risk adjustment methodology used by HSBC, in the opinion of management, appropriately quantifies the exposure of HSBC to counterparty risk on its OTC derivative portfolio and appropriately reflects the risk management strategy of the business.
     HSBC recognises that a variety of credit risk adjustment methodologies are adopted within the banking industry. HSBC has estimated the impact of adopting two alternative methodologies on the level of its credit risk adjustment (excluding the monoline credit risk adjustment), as follows:
•	adapting HSBC’s existing methodology to utilise probabilities of default implied from credit default swaps with no adjustment factor applied, and also implying HSBC’s own credit probability of default from credit default swaps, results in an additional adjustment of US$285 million (31 December 2009: US$170 million); and

•	adapting HSBC’s existing methodology to exclude collateralised counterparties, include HSBC’s own probability of default based on historical data, and apply loss given default assumptions consistent with those used in regulatory capital calculations, results in a reduction of the credit risk adjustment of US$200 million (31 December 2009: US$300 million).
Fair value valuation bases
The table below provides an analysis of the various bases described above which have been deployed for valuing financial assets and financial liabilities measured at fair value in the consolidated financial statements.
     The movement in the balances of assets and liabilities measured at fair value with significant unobservable inputs was mainly attributable to a decrease in the fair value of derivative liabilities and available-for-sale ABSs. At 30 June 2010, financial instruments measured at fair value using a valuation technique with significant unobservable inputs represented 1.8 per cent of total assets and liabilities measured at fair value (30 June 2009: 2.0 per cent; 31 December 2009: 2.0 per cent).

Bases of valuing financial assets and liabilities measured at fair value

		Valuation techniques
	Quoted	Using	With significant
	market	observable	unobservable
	price	inputs	inputs
	Level 1	Level 2	Level 3	Total
	US$m	US$m	US$m	US$m
At 30 June 2010
Assets
Trading assets	258,303	139,855	5,642	403,800
Financial assets designated at fair value	19,043	12,151	1,049	32,243
Derivatives	1,844	281,705	4,730	288,279
Financial investments: available for sale	181,160	177,447	7,951	366,558

Liabilities
Trading liabilities	126,435	139,961	8,440	274,836
Financial liabilities designated at fair value	28,271	51,689	476	80,436
Derivatives	1,612	281,126	4,276	287,014

At 30 June 2009
Assets
Trading assets	272,812	134,897	6,649	414,358
Financial assets designated at fair value	20,550	12,218	593	33,361
Derivatives	7,304	296,242	7,250	310,796
Financial investments: available for sale	145,558	182,075	9,521	337,154

Liabilities
Trading liabilities	134,641	122,941	6,980	264,562
Financial liabilities designated at fair value	26,849	50,465	—	77,314
Derivatives	9,288	285,726	3,862	298,876

At 31 December 2009
Assets
Trading assets	272,509	142,452	6,420	421,381
Financial assets designated at fair value	24,184	11,773	1,224	37,181
Derivatives	1,961	244,472	4,453	250,886
Financial investments: available for sale	163,149	178,168	10,214	351,531

Liabilities
Trading liabilities	119,544	139,812	8,774	268,130
Financial liabilities designated at fair value	27,553	52,032	507	80,092
Derivatives	1,843	240,611	5,192	247,646
Financial instruments measured at fair value using a valuation technique with significant unobservable inputs — level 3

	Assets				Liabilities
			Designated			Designated
			at fair value			at fair value
	Available	Held for	through		Held for	through
	for sale	trading	profit or loss	Derivatives	trading	profit or loss	Derivatives
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2010
Private equity investments	3,672	195	396	—	—	—	—
Asset-backed securities	1,903	659	—	—	—	—	—
Leveraged finance	—	42	—	—	—	—	18
Loans held for securitisation	—	1,127	—	—	—	—	—
Structured notes	—	—	—	—	7,786	—	—
Derivatives with monolines	—	—	—	1,104	—	—	—
Other derivatives	—	—	—	3,626	—	—	4,258
Other portfolios	2,376	3,619	653	—	654	476	—

	7,951	5,642	1,049	4,730	8,440	476	4,276

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)
Financial instruments measured at fair value using a valuation technique with significant unobservable inputs — level 3 (continued)

	Assets				Liabilities
			Designated			Designated
			at fair value			at fair value
	Available	Held for	through		Held for	through
	for sale	trading	profit or loss	Derivatives	trading	profit or loss	Derivatives
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009
Private equity investments	2,566	31	235	—	—	—	—
Asset-backed securities	3,977	1,257	—	—	—	—	—
Leveraged finance	—	143	—	—	—	—	40
Loans held for securitisation	—	1,539	—	—	—	—	—
Structured notes	—	138	—	—	4,650	—	—
Derivatives with monolines	—	—	—	2,102	—	—	—
Other derivatives	—	—	—	5,148	—	—	3,822
Other portfolios	2,978	3,541	358	—	2,330	—	—

	9,521	6,649	593	7,250	6,980	—	3,862

At 31 December 2009
Private equity investments	2,949	197	345	—	—	—	—
Asset-backed securities	4,270	944	—	—	—	—	—
Leveraged finance	—	73	—	—	—	—	25
Loans held for securitisation	—	1,395	—	—	—	—	—
Structured notes	—	196	—	—	5,055	—	—
Derivatives with monolines	—	—	—	1,305	—	—	—
Other derivatives	—	—	—	3,148	—	—	5,167
Other portfolios	2,995	3,615	879	—	3,719	507	—

	10,214	6,420	1,224	4,453	8,774	507	5,192

     At 30 June 2010, available-for-sale ABSs valued using a valuation technique with significant unobservable inputs comprised Alt-A securities, with no particular concentration in any other ABS category. The reduction in available-for-sale ABSs valued using a valuation technique with significant unobservable inputs since December 2009 reflected greater pricing certainty, particularly in commercial property-related securities and leveraged finance-related securities, which resulted in these assets being transferred out of level 3.
     Trading assets valued using a valuation technique with significant unobservable inputs principally comprised ABSs, loans held for securitisation and other portfolios. The ABSs are classified in level 3 as a result of the unobservability of the underlying price of the assets. Loans held for securitisations are valued using a proprietary model which utilises inputs relating to the credit spread of the obligor. Other portfolios included holdings in various bonds, preference shares and debentures.
     Derivative products with monolines valued using techniques with unobservable inputs decreased during the period as a result of a decrease in exposure to the monoline counterparties, primarily as a result of commutations undertaken. The primary unobservable input relates to the probability of default of the counterparty. Further details of the transactions with monoline counterparties are shown on page 111.
     Derivative products valued using valuation techniques with significant unobservable inputs included certain types of correlation products, such as foreign exchange basket options, equity basket options, foreign exchange interest rate hybrid transactions and long-dated option transactions. Examples of the latter are equity options, interest rate and foreign exchange options and certain credit derivatives. Credit derivatives include certain tranched CDS transactions. The increase in derivative assets during the first half of 2010 was mainly due to certain types of tranched CDS transactions being transferred into the level 3 category.
     Trading liabilities valued using a valuation technique with significant unobservable inputs principally comprised equity-linked structured notes, which are issued by HSBC, and provide the counterparty with a return that is linked to the performance of certain equity securities, and other portfolios. The notes are classified as level 3 due to the unobservability of parameters such as long-dated equity volatilities and correlations between equity prices, between equity prices and interest rates and between interest rates and foreign exchange rates.

The movement in trading liabilities during the first half of 2010 was primarily due to the issue of new equity derivative linked structures and other structured notes.
     The decrease in derivative liabilities valued using a valuation technique with significant unobservable inputs was primarily attributable to a fall in market value of securitisation structures, primarily as a result of foreign exchange movements.
Reconciliation of fair value measurements in level 3 of the fair value hierarchy
The following table provides a reconciliation of the movement between opening and closing balances of level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

Movement in level 3 financial instruments

	Assets				Liabilities
			Designated			Designated
			at fair value			at fair value
	Available	Held for	through		Held for	through
	for sale	trading	profit or loss	Derivatives	trading	profit or loss	Derivatives
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 1 January 2010	10,214	6,420	1,224	4,453	8,774	507	5,192
Total gains or losses recognised in profit or loss	112	131	41	199	(245)	(8)	(431)
Total gains or losses recognised in other comprehensive income	198	(181)	(36)	(133)	(325)	(23)	(24)
Purchases	1,428	419	36	—	—	—	—
Issues	—	—	—	—	1,730	—	—
Sales	(960)	(1,044)	(28)	—	—	—	—
Settlements	(173)	18	(6)	(92)	(823)	—	(407)
Transfers out	(4,731)	(339)	(304)	(442)	(1,165)	—	(423)
Transfers in	1,863	218	122	745	494	—	369

At 30 June 2010	7,951	5,642	1,049	4,730	8,440	476	4,276

Total gains or losses recognised in profit or loss relating to those assets and liabilities held at the end of the reporting period	70	74	42	720	(246)	(8)	105
At 1 January 2009	9,116	7,561	460	9,883	6,509	—	3,805
Total gains or losses recognised in profit or loss	(350)	(714)	1	(2,358)	(283)	—	(100)
Total gains or losses recognised in other comprehensive income	196	110	—	211	171	—	197
Purchases	841	550	138	—	312	—	—
Issues	—	—	—	—	1,001	—	—
Sales	(551)	(1,120)	(7)	—	—	—	—
Settlements	(574)	(199)	—	(113)	(484)	—	(171)
Transfers out	(890)	(481)	—	(715)	(1,196)	—	(475)
Transfers in	1,733	942	1	342	950	—	606

At 30 June 2009	9,521	6,649	593	7,250	6,980	—	3,862

Total gains or losses recognised in profit or loss relating to those assets and liabilities held at the end of the reporting period	(349)	(560)	1	(1,836)	(271)	—	485

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)
Movement in level 3 financial instruments (continued)

	Assets				Liabilities
			Designated			Designated
			at fair value			at fair value
	Available	Held for	through		Held for	through
	for sale	trading	profit or loss	Derivatives	trading	profit or loss	Derivatives
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 1 July 2009	9,521	6,649	593	7,250	6,980	—	3,862
Total gains or losses recognised in profit or loss	90	(16)	96	(2,917)	176	(3)	(1,272)
Total gains or losses recognised in other comprehensive income	421	(25)	—	(92)	130	10	(103)
Purchases	944	1,048	122	—	(290)	—	—
Issues	—	—	—	—	1,521	500	—
Sales	(255)	(1,046)	(6)	—	—	—	—
Settlements	(485)	(96)	(6)	9	(782)	—	(35)
Transfers out	(2,153)	(596)	—	(342)	659	—	(145)
Transfers in	2,131	502	425	545	380	—	2,885

At 31 December 2009	10,214	6,420	1,224	4,453	8,774	507	5,192

Total gains or losses recognised in profit or loss relating to those assets and liabilities held at the end of the reporting period	(22)	(36)	97	(1,917)	135	(3)	(620)

     For available-for-sale securities, the greater pricing certainty associated with certain ABSs (particularly related to commercial property and leveraged finance) resulted in assets being transferred out of level 3 during the first half of 2010.
     For trading assets, sales related to the disposal of certain loans held for securitisation and ABSs.
     For derivative assets, transfers into level 3 were driven by certain types of tranched CDS transaction.
     For held-for-trading liabilities, issues reflect new structured note issuance, settlements reflect structured note redemptions/maturities and transfers out of level 3 reflect increased observability as the residual maturity of existing notes falls, and also some additional market observability for certain longer-dated equity volatilities.
     For derivative liabilities, total gains or losses recognised in profit and loss includes a fall in market value of securitisation structures, primarily as a result of foreign exchange movements.
     During the first half of 2010, there were no significant transfers between levels 1 and 2.
     For assets and liabilities classified as held for trading, realised and unrealised gains and losses are presented in the income statement under ‘Trading income excluding net interest income’.
     Fair value changes on long term debt designated at fair value and related derivatives are presented in the income statement under ‘Changes in fair value of long-term debt issued and related derivatives’. The income statement line item ‘Net income/(expense) from other financial instruments designated at fair value’ captures fair value movements on all other financial instruments designated at fair value and related derivatives.
     Realised gains and losses from available-for-sale securities and impairment charges on equity instruments classified as available for sale are presented under ‘Gains less losses of financial investments’ while impairment charges on other available-for-sale securities are presented under ‘Loan impairment charges and other credit risk provisions’ in the income statement. Unrealised gains and losses are presented in ‘Fair value gains/(losses)’ within ‘Available-for-sale investments’ in other comprehensive income.
Effect of changes in significant unobservable assumptions to reasonably possible alternatives
As discussed above, the fair value of financial instruments are, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market transactions in the same instrument and are not based on observable market data. The following table shows the sensitivity of these fair values to reasonably possible alternative assumptions:

Sensitivity of fair values to reasonably possible alternative assumptions

	Reflected in profit or loss		Reflected in equity
	Favourable	Unfavourable	Favourable	Unfavourable
	changes	changes	changes	changes
	US$m	US$m	US$m	US$m
At 30 June 2010
Derivatives, trading assets and trading liabilities[21]	661	(637)	—	—
Financial assets and liabilities designated at fair value	116	(103)	—	—
Financial investments: available for sale	—	—	595	(573)

At 30 June 2009
Derivatives, trading assets and trading liabilities[21]	1,428	(1,126)	—	—
Financial assets and liabilities designated at fair value	39	(39)	—	—
Financial investments: available for sale	—	—	1,263	(1,288)

At 31 December 2009
Derivatives, trading assets and trading liabilities[21]	984	(577)	—	—
Financial assets and liabilities designated at fair value	102	(98)	—	—
Financial investments: available for sale	—	—	1,161	(1,157)
For footnote, see page 137.

The decrease in the effect of favourable changes in significant unobservable inputs in relation to derivatives, trading assets and trading liabilities during the year primarily reflected internal downgrades of certain monolines. The decrease in the effect of changes in significant unobservable inputs for available-for-sale assets arose primarily from the decrease in ABSs in level 3.

Sensitivity of fair values to reasonably possible alternative assumptions by level 3 instrument type

	Reflected in profit or loss		Reflected in equity
	Favourable	Unfavourable	Favourable	Unfavourable
	changes	changes	changes	changes
	US$m	US$m	US$m	US$m
At 30 June 2010
Private equity investments	69	(59)	356	(340)
Asset-backed securities	18	(11)	131	(134)
Leveraged finance	1	(1)	—	—
Loans held for securitisation	10	(10)	—	—
Structured notes	24	(33)	—	—
Derivatives with monolines	116	(85)	—	—
Other derivatives	328	(370)	—	—
Other portfolios	211	(171)	108	(99)

At 30 June 2009
Private equity investments	26	(26)	267	(292)
Asset-backed securities	124	(103)	709	(708)
Leveraged finance	2	(2)	—	—
Loans held for securitisation	19	(19)	—	—
Structured notes	21	(21)	—	—
Derivatives with monolines	211	(444)	—	—
Other derivatives	895	(397)	—	—
Other portfolios	169	(153)	287	(288)

At 31 December 2009
Private equity investments	54	(54)	302	(299)
Asset-backed securities	41	(41)	734	(735)
Leveraged finance	1	(1)	—	—
Loans held for securitisation	16	(16)	—	—
Structured notes	3	(3)	—	—
Derivatives with monolines	333	(25)	—	—
Other derivatives	309	(332)	—	—
Other portfolios	329	(203)	125	(123)

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

     Favourable and unfavourable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable parameter using statistical techniques. When parameters are not amenable to statistical analysis, quantification of uncertainty is judgemental.
     When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favourable or most unfavourable change from varying the assumptions individually.
     In respect of private equity investments, the valuations are assessed on an asset by asset basis using a valuation methodology appropriate to the specific investment, in line with industry guidelines. In many of the methodologies, the principal assumption is the valuation multiple to be applied to the main financial indicators. This may be determined with reference to multiples for comparable listed companies and includes discounts for marketability.
     For ABSs whose prices are unobservable, models are used to generate the expected value of the asset. The principal assumptions in these models are based on benchmark information about prepayment speeds, default rates, loss severities and the historical performance of the underlying assets. The models used are calibrated by using securities for which external market information is available.
     For leveraged finance, loans held for securitisation and derivatives with monolines the principal assumption concerns the appropriate value to be attributed to the counterparty credit risk. This requires exposure at default, probability of default and recovery in the event of default to be estimated. For loan transactions, assessment of exposure at default is straightforward. For derivative transactions, a future exposure profile is generated on the basis of current market data. Probabilities of default and recovery levels are estimated using market evidence, which may include financial information, historical experience, CDS spreads and consensus recovery levels. In the absence of such evidence, management’s best estimate is used.
     For structured notes and other derivatives, principal assumptions concern the value to be attributed to future volatility of asset values and the future correlation between asset values. These principal assumptions include credit volatilities and correlations used in the valuation of structured credit derivatives (including leveraged credit derivatives). For such unobservable assumptions, estimates are based on available market data, which may include the use of a proxy method to derive a volatility or a correlation from comparable assets for which market data is more readily available, and/or an examination of historical levels.
Assessing available-for-sale assets for impairment
HSBC’s policy on impairment of available-for-sale assets is described on page 375 of the Annual Report and Accounts 2009. The following is a description of HSBC’s application of that policy.
     A systematic impairment review is carried out periodically of all available-for-sale assets, and all available indicators are considered to determine whether there is any objective evidence that an impairment may have occurred, whether as the result of a single loss event or as the combined effect of several events.
Debt securities
When assessing available-for-sale debt securities for objective evidence of impairment at the reporting date, HSBC considers all available evidence, including observable data or information about events specifically relating to the securities which may result in a shortfall in recovery of future cash flows. These events may include a significant financial difficulty of the issuer, a breach of contract such as a default, bankruptcy or other financial reorganisation, or the disappearance of an active market for the debt security because of financial difficulties relating to the issuer.
     These types of specific event and other factors such as information about the issuers’ liquidity, business and financial risk exposures, levels of and trends in default for similar financial assets, national and local economic trends and conditions, and the fair value of collateral and guarantees may be considered individually, or in combination, to determine if there is objective evidence of impairment of a debt security.
     In addition, when assessing available-for-sale ABSs for objective evidence of impairment, HSBC considers the performance of underlying collateral and the extent and depth of market price declines. Changes in credit ratings are considered but a downgrade of a security’s credit rating is not, of itself, evidence of impairment. The primary indicators of potential impairment are considered to be adverse fair value movements, and the disappearance of an active market for a security.
     At 30 June 2010, the population of available-for-sale ABSs considered to be most at risk of impairment included residential MBSs backed by sub-prime and Alt-A mortgages originated in the US, commercial MBSs originated in the US and Europe and CDOs with considerable exposure to this sector. The estimated future cash flows of these securities are assessed at the specific financial asset level to determine whether any of their cash flows are unlikely to be recovered as a result of events occurring on or before the reporting date.
     In particular, for residential and commercial MBSs the estimated future cash flows are assessed by determining the future projected cash flows arising on the underlying collateral taking into consideration the delinquency status of underlying loans, the probability of delinquent loans progressing to default, the proportion of the advances subsequently recoverable and the prepayment profiles of underlying assets. Management uses externally available data and applies judgement when determining the appropriate assumptions in respect of these factors. HSBC uses a modelling approach which incorporates historically observed progression rates to default, to determine if the decline in aggregate projected cash flows from the underlying collateral will lead to a shortfall in contractual cash flows. In such cases the security is considered to be impaired.
     In respect of CDOs, in order to determine whether impairment has occurred, the expected future cash flows of the CDOs are compared with the total of the underlying collateral on the non-defaulted assets and the recovery value of the defaulted assets. In the event of a shortfall, the CDO is considered to be impaired.
     When a security benefits from a contract provided by a monoline insurer that insures payments of principal and interest, the expected recovery on the contract is assessed in determining the total expected credit support available to the ABS.
Equity securities
Objective evidence of impairment for available-for-sale equity securities may include specific information about the issuer as detailed under ‘Debt securities’ above, but may also include information about significant changes in technology, markets, economics or the law that provides evidence that the cost of the equity securities may not be recovered.
     A significant or prolonged decline in the fair value of the asset below its cost is also objective evidence of impairment. In assessing whether it is significant, the decline in fair value is evaluated against the original cost of the asset at initial recognition. In assessing whether it is prolonged, the decline is evaluated against the period in which the fair value of the asset has been below its original cost at initial recognition.
     For impairment losses on available-for-sale debt and equity securities, see pages 21 and 19, respectively. Any impairment losses relating to ABSs recognised in the income statement are recorded as ‘Loan impairment charges and other credit risk provisions’. Impairment losses incurred on assets held by consolidated securities investment conduits (excluding Solitaire) are offset by a credit to the impairment line for the amount of the loss borne by capital note holders.

Fair values of financial instruments not carried at fair value
Fair values of financial instruments which are not carried at fair value on the balance sheet

	At 30 June 2010		At 30 June 2009		At 31 December 2009
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
	US$m	US$m	US$m	US$m	US$m	US$m
Assets
Loans and advances to banks	196,296	196,122	182,266	181,507	179,781	179,658
Loans and advances to customers	893,337	864,274	924,683	871,973	896,231	855,780
Financial investments:
- debt securities	18,788	20,075	16,290	16,571	17,526	18,097
- treasury and other eligible bills	125	125	—	—	101	101

Liabilities
Deposits by banks	127,316	127,286	129,151	129,076	124,872	124,856
Customer accounts	1,147,321	1,148,229	1,163,343	1,164,256	1,159,034	1,160,036
Debt securities in issue	153,600	152,820	156,199	151,295	146,896	145,888
Subordinated liabilities	28,247	27,978	30,134	28,299	30,478	30,307

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)
Fair values of financial instruments held for sale which are not carried at fair value on the balance sheet

	At 30 June 2010		At 30 June 2009		At 31 December 2009
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
	US$m	US$m	US$m	US$m	US$m	US$m
Assets classified as held for sale
Loans and advances to banks and customers	40	40	801	729	1,300	1,257
Financial investments: debt securities	70	70	45	45	59	59
Analysis of loans and advances to customers by geographical segment

	At 30 June 2010		At 30 June 2009		At 31 December 2009
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
	US$m	US$m	US$m	US$m	US$m	US$m
Loans and advances to customers
Europe	407,226	400,580	457,090	445,335	439,481	431,158
Hong Kong	114,075	114,265	97,486	97,052	99,381	99,694
Rest of Asia-Pacific	91,672	91,616	74,062	74,082	80,043	79,972
Middle East	23,394	23,389	25,097	24,798	22,844	22,538
North America	208,141	185,643	226,258	185,826	206,853	174,957
Latin America	48,829	48,781	44,690	44,880	47,629	47,461

	893,337	864,274	924,683	871,973	896,231	855,780

Financial instruments that are not carried at fair value on the balance sheet include loans and advances to banks and customers, deposits by banks, customer accounts, debt securities in issue and subordinated liabilities. Their fair values are, however, provided for information by way of note disclosure and are calculated as described below.
     The calculation of fair value incorporates HSBC’s estimate of the amount at which financial assets could be exchanged, or financial liabilities settled, between knowledgeable willing parties in an arm’s length transaction. It does not reflect the economic benefits and costs that HSBC expects to flow from the instruments’ cash flows over their expected future lives. Other reporting entities may use different valuation methodologies and assumptions in determining fair values for which no observable market prices are available, so comparisons of fair values between entities may not be meaningful and users are advised to exercise caution when using this data.
     As a consequence of the market turmoil, there has been a significant reduction in the secondary market demand for US consumer lending assets. Uncertainty over the extent and timing of future credit losses, together with a near absence of liquidity for non-prime ABSs and loans, continued to be reflected in a lack of bid prices at 30 June 2010. It is not possible from the indicative market prices that are available to distinguish between the relative discount to nominal value within the fair value measurement that reflects cash flow impairment due to expected losses to maturity, and the discount that the market is demanding for holding an illiquid asset. Under impairment accounting for loans and advances, there is no requirement to adjust carrying value to reflect illiquidity as HSBC’s intention is to fund assets until the earlier of prepayment, charge-off or repayment on maturity. The fair value, by contrast, reflects both incurred loss and loss expected through the life of the asset, a discount for illiquidity and a credit spread which reflects the market’s current risk preferences. This usually differs from the credit spread applicable in the market at the time the loan was underwritten and funded.
     The estimated fair values at 30 June 2010, 30 June 2009 and 31 December 2009 of loans and advances to customers in North America reflect the combined effect of these conditions. As a result, the fair values are substantially lower than the carrying amount of customer loans held on-balance sheet and lower than would otherwise be reported under more normal market conditions. Accordingly, the fair values reported do not reflect HSBC’s estimate of the underlying long-term value of the assets.
     Fair values of the assets and liabilities set out below are estimated for the purpose of disclosure as follows:
•	Loans and advances to banks and customers

The fair value of loans and advances is based on observable market transactions, where available. In the absence of observable market transactions, fair value is estimated using discounted cash flow models. Performing loans are grouped, as far as possible, into homogeneous pools segregated by maturity and interest rates. In general, contractual cash flows are discounted using HSBC’s estimate of the discount rate that a market participant would use in valuing instruments with similar maturity, repricing and credit risk characteristics.

The fair value of a loan portfolio reflects both loan impairments at the reporting date and estimates of market participants’ expectations of credit losses over the life of the loans.

For impaired loans, fair value is estimated by discounting the future cash flows over the time period they are expected to be recovered.

•	Financial investments

The fair values of listed financial investments are determined using bid market prices. The fair values of unlisted financial investments are determined using valuation techniques that take into consideration the prices and future earnings streams of equivalent quoted securities.

•	Deposits by banks and customer accounts

For the purpose of estimating fair value, deposits by banks and customer accounts are grouped by remaining contractual maturity. Fair values are estimated using discounted cash flows, applying current rates offered for deposits of similar remaining maturities. The fair value of a deposit repayable on demand is assumed to be the amount payable on demand at the reporting date.

•	Debt securities in issue and subordinated liabilities

Fair values are determined using quoted market prices at the reporting date where available, or by reference to quoted market prices for similar instruments.
     These fair values are stated at a specific date and may be significantly different from the amounts which will actually be paid on the maturity or settlement dates of the instruments. In many cases, it would not be possible to realise immediately the estimated fair values given the size of the portfolios measured. Accordingly, these fair values do not represent the value of these financial instruments to HSBC as a going concern.
     For all classes of financial instruments, fair value represents the product of the value of a single instrument, multiplied by the number of instruments held. No block discount or premium adjustments are made where instruments are quoted in an active market. The fair values of intangible assets related to the businesses which originate and hold the financial instruments subject to fair value measurement, such as values placed on portfolios of core deposits, credit card and customer relationships, are not included in the above because they are not classified as financial instruments. Accordingly, an aggregation of fair value measurements does not approximate to the value of the organisation as a going concern.
     The following table lists financial instruments whose carrying amount is a reasonable approximation of fair value because, for example, they are short-term in nature or reprice to current market rates frequently:
Assets
Cash and balances at central banks
Items in the course of collection from other banks
Hong Kong Government certificates of indebtedness
Endorsements and acceptances
Short-term receivables within ‘Other assets’
Accrued income
Liabilities
Hong Kong currency notes in circulation
Items in the course of transmission to other banks
Investment contracts with DPF within ‘Liabilities under insurance      contracts’
Endorsements and acceptances
Short-term payables within ‘Other liabilities’
Accruals
Special purpose entities
This section contains disclosures about HSBC-sponsored SPEs that are included in HSBC’s consolidated balance sheet, with a particular focus on SPEs containing exposures affected by the turmoil in credit markets which began in mid-2007, and those that are not consolidated by HSBC under IFRSs. Information on other off-balance sheet arrangements has also been included in this section.
     HSBC enters into certain transactions with customers in the ordinary course of business which involve the establishment of SPEs to facilitate or secure customer transactions. Newly established structures that utilise SPEs are authorised centrally by HSBC to ensure appropriate purpose and governance. The activities of SPEs administered by HSBC are closely monitored by senior management.
HSBC-sponsored SPEs
HSBC sponsors the formation of entities which are designed to accomplish certain narrow and well-defined objectives, such as securitising financial assets or effecting a lease, and this requires a form of legal structure that restricts the assets and liabilities within the structure to the single purpose for which it was established. HSBC consolidates these SPEs when the substance of the relationship indicates

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

that HSBC controls them. In assessing control, all relevant factors are considered, including qualitative and quantitative aspects, as described on pages 181 and 182 of the Annual Report and Accounts 2009.
     HSBC reassesses the required consolidation accounting tests whenever there is a change in the substance of the relationship between HSBC and an SPE, for example, when the nature of HSBC’s involvement or the governing rules, contractual arrangements or capital structure of the SPE change. The most significant categories of SPEs are discussed in more detail below.
Conduits
HSBC sponsors and manages two types of conduits which issue commercial paper (‘CP’): securities investment conduits (‘SIC’s) and multi-seller conduits. HSBC has consolidated these conduits from inception because it is exposed to the majority of risks and rewards of ownership.
Securities investment conduits
Solitaire, HSBC’s principal SIC, purchases highly rated ABSs to facilitate tailored investment opportunities. HSBC’s other SICs, Mazarin Funding Limited (‘Mazarin’), Barion Funding Limited (‘Barion’) and Malachite Funding Limited (‘Malachite’), evolved from the restructuring of HSBC’s sponsored structured investment vehicles (‘SIV’s), as discussed in the Annual Report and Accounts 2009.
Multi-seller conduits
These vehicles were established for the purpose of providing access to flexible market-based sources of finance for HSBC’s clients, for example, to finance discrete pools of third-party originated trade and vehicle finance loan receivables. HSBC’s principal multi-seller conduits are Regency Assets Limited (‘Regency’), Bryant Park Funding Limited LLC (‘Bryant Park’) and Performance Trust.

Ratings analysis of assets held by HSBC’s conduits

				Total
		Other	Total	multi-seller
	Solitaire	SICs	SICs	conduits
	US$bn	US$bn	US$bn	US$bn
S&P ratings at 30 June 2010
AAA	4.6	4.9	9.5	6.5
AA	3.0	4.7	7.7	1.1
A	1.0	5.8	6.8	1.5
BBB	0.9	0.9	1.8	—
BB	0.2	0.2	0.4	0.5
B	0.4	0.3	0.7	—
CCC	0.8	0.7	1.5	—
CC	0.5	0.8	1.3	—
D	0.6	0.6	1.2	—

Total investments	12.0	18.9	30.9	9.6
Cash and other investments	1.9	0.1	2.0	0.4

	13.9	19.0	32.9	10.0

S&P ratings at 31 December 2009
AAA	5.2	6.7	11.9	6.2
AA	3.0	4.1	7.1	1.3
A	0.8	6.0	6.8	1.8
BBB	0.7	0.8	1.5	0.5
BB	0.2	0.3	0.5	0.5
B	0.4	0.3	0.7	—
CCC	1.0	1.0	2.0	—
CC	0.3	0.4	0.7	—
D	0.1	0.1	0.2	—

Total investments	11.7	19.7	31.4	10.3
Cash and other investments	1.1	0.3	1.4	0.6

	12.8	20.0	32.8	10.9

     At 30 June 2010, 6.9 per cent of the SICs’ exposures to sub-prime and US Alt-A mortgages, which in aggregate amounted to US$0.4 billion, remained AAA rated (31 December 2009: 6.8 per cent, US$0.4 billion), while 20.7 per cent, which in aggregate amounted to US$1.2 billion, remained investment grade (31 December 2009: 30.5 per cent, US$1.8 billion).
     It should be noted that securities purchased by SICs typically benefit from substantial transaction-specific credit enhancements such as subordinated tranches and/or excess spread, which absorb any credit losses before they fall on the tranche held by the SPE.

Weighted average life of portfolios

	Weighted average life (years)
				Total
		Other	Total	multi-seller
	Solitaire	SICs	SICs	conduits
At 30 June 2010	5.8	3.9	4.6	2.1
At 31 December 2009	6.3	4.1	4.9	2.4
Composition of asset portfolios

				Total
		Other	Total	multi-seller
	Solitaire	SICs	SICs	conduits[22]
	US$bn	US$bn	US$bn	US$bn
Asset class at 30 June 2010
Structured finance
Vehicle loans and equipment leases	—	—	—	2.6
Consumer receivables	—	—	—	0.7
Credit card receivables	0.3	—	0.3	1.3
Residential MBSs	3.9	4.7	8.6	0.2
Commercial MBSs	2.5	3.9	6.4	0.1
Auto floor plan	—	—	—	0.5
Trade receivables	—	—	—	3.2
Student loan securities	2.4	1.8	4.2	—
Vehicle finance loan securities	0.1	0.1	0.2	—
Leverage loan securities	1.9	2.3	4.2	—
Other ABSs	0.9	1.0	1.9	0.9

	12.0	13.8	25.8	9.5

Finance
Commercial bank securities and deposits	—	4.3	4.3	0.4
Investment bank debt securities	—	0.6	0.6	—
Finance company debt securities	—	0.2	0.2	0.1

Other assets	1.9	0.1	2.0	—

	1.9	5.2	7.1	0.5

	13.9	19.0	32.9	10.0

Sub-prime mortgages	0.6	1.5	2.1	—
US Alt-A	1.9	1.8	3.7	—

	2.5	3.3	5.8	—

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)
Composition of asset portfolios (continued)

				Total
		Other	Total	multi-seller
	Solitaire	SICs	SICs	conduits[22]
	US$bn	US$bn	US$bn	US$bn
Asset class at 31 December 2009
Structured finance
Vehicle loans and equipment leases	—	—	—	3.0
Consumer receivables	—	—	—	0.8
Credit card receivables	0.2	—	0.2	1.3
Residential MBSs	3.8	4.6	8.4	0.3
Commercial MBSs	2.4	3.3	5.7	0.2
Auto floor plan	—	—	—	0.5
Trade receivables	—	—	—	2.8
Student loan securities	2.3	1.8	4.1	—
Vehicle finance loan securities	0.1	0.2	0.3	—
Leverage loan securities	1.9	2.3	4.2	—
Other ABSs	1.0	1.8	2.8	1.2

	11.7	14.0	25.7	10.1

Finance
Commercial bank securities and deposits	0.1	4.8	4.9	0.6
Investment bank debt securities	—	0.8	0.8	—
Finance company debt securities	—	0.2	0.2	0.2
Other assets	1.0	0.2	1.2	—

	1.1	6.0	7.1	0.8

	12.8	20.0	32.8	10.9

Sub-prime mortgages	0.7	1.5	2.2	—
US Alt-A	1.9	1.8	3.7	—

	2.6	3.3	5.9	—

For footnote, see page 137.
Asset analysis by geographical origination for multi-seller conduits23

	At	At
	30 June	31 December
	2010	2009
	US$bn	US$bn
Europe	5.9	6.1
Rest of Asia-Pacific	0.5	0.6
North America	3.6	4.2

	10.0	10.9

For footnote, see page 137.
Total assets by balance sheet classification

				Total
		Other	Total	multi-seller
	Solitaire	SICs	SICs	conduits
	US$bn	US$bn	US$bn	US$bn
At 30 June 2010
Financial instruments designated at fair value	0.1	—	0.1	—
Loans and advances to banks	—	—	—	0.2
Loans and advances to customers	—	—	—	9.6
Financial investments	11.9	19.0	30.9	—
Other assets	1.9	—	1.9	0.2

	13.9	19.0	32.9	10.0

At 31 December 2009
Financial instruments designated at fair value	0.1	—	0.1	—
Loans and advances to banks	—	—	—	0.3
Loans and advances to customers	—	—	—	10.3
Financial investments	11.6	19.8	31.4	—
Other assets	1.1	0.2	1.3	0.3

	12.8	20.0	32.8	10.9

Funding structure

							Total multi-seller
	Solitaire		Other SICs		Total SICs		conduits
		Provided		Provided		Provided		Provided
	Total	by HSBC	Total	by HSBC	Total	by HSBC	Total	by HSBC
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 30 June 2010
Capital notes	—	—	0.3	—	0.3	—	—	—
Drawn liquidity facility	8.5	8.5	—	—	8.5	8.5	—	—
Commercial paper	9.5	0.3	8.7	8.7	18.2	9.0	9.4	—
Medium-term notes	—	—	5.2	5.2	5.2	5.2	—	—
Other funding	—	—	—	—	—	—	0.6	0.6
Term repos executed	—	—	7.8	7.8	7.8	7.8	—	—

	18.0	8.8	22.0	21.7	40.0	30.5	10.0	0.6

At 31 December 2009
Capital notes	—	—	0.7	—	0.7	—	—	—
Drawn liquidity facility	7.6	7.6	—	—	7.6	7.6	—	—
Commercial paper	10.8	0.7	10.1	10.1	20.9	10.8	10.3	—
Medium-term notes	—	—	3.8	3.8	3.8	3.8	—	—
Other funding	—	—	—	—	—	—	0.4	0.4
Term repos executed	—	—	10.2	10.2	10.2	10.2	—	—

	18.4	8.3	24.8	24.1	43.2	32.4	10.7	0.4

Weighted average life of the funding liabilities

	Weighted average life of funding liabilities (years)
				Total
		Other	Total	multi-seller
	Solitaire	SICs	SICs	conduits
At 30 June 2010
CP funding	0.2	0.1	0.1	0.1
MTN funding	—	5.8	5.8	—

At 31 December 2009
CP funding	0.2	0.1	0.1	0.1
MTN funding	—	10.3	10.3	—

HSBC’s maximum exposure
Conduits
Mazarin
HSBC is exposed to the par value of Mazarin’s assets through the provision of a liquidity facility equal to the lesser of the amortised cost of issued senior debt and the amortised cost of non-defaulted assets. At 30 June 2010, HSBC’s exposure amounted to US$12.1 billion (31 December 2009: US$13.6 billion). First loss protection is provided through the capital notes issued by Mazarin, which are substantially all held by third parties.
     At 30 June 2010, HSBC held 1.3 per cent (31 December 2009: 1.3 per cent) of Mazarin’s capital notes, which had a par value of US$17 million (31 December 2009: US$17 million), and a carrying amount of US$0.6 million (31 December 2009: US$0.6 million).
Barion and Malachite
These SICs are term funded by HSBC, consequently HSBC’s primary exposure to them is represented by the amortised cost of the debt required to support the non-cash assets of the vehicles. At 30 June 2010 this amounted to US$9.6 billion (31 December 2009: US$10.5 billion).
     First loss protection is provided through the capital notes issued by these vehicles, which are substantially all held by third parties.
     At 30 June 2010, HSBC held 3.8 per cent (31 December 2009: 3.8 per cent) of the capital notes issued by these vehicles which have a par value of US$34 million (31 December 2009: US$37 million), and a carrying amount of US$1.9 million (31 December 2009: US$2 million).

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

Solitaire
CP issued by Solitaire benefits from a 100 per cent liquidity facility provided by HSBC. First loss credit protection against CP-funded securities, after any transaction-specific credit enhancement (as described on page 101) and retained reserves, is provided by HSBC in the form of letters of credit with a combined notional value of US$1.2 billion at 30 June 2010 (31 December 2009: US$1.2 billion).
     At 30 June 2010, US$8.5 billion of Solitaire’s assets were funded by the draw-down of the liquidity facility (31 December 2009: US$7.6 billion). HSBC is exposed to credit losses on the drawn amounts.
     HSBC’s maximum exposure to Solitaire is limited to the amortised cost of non-cash equivalent assets, which represents the risk that HSBC may be required to fund the vehicle in the event the debt is redeemed without reinvestment from third parties.
     HSBC’s maximum exposure at 30 June 2010 amounted to US$18 billion (31 December 2009: US$18.4 billion).
Multi-seller conduits
HSBC provides transaction-specific liquidity facilities to each of its multi-seller conduits, designed to be drawn in order to ensure the repayment of the CP issued. At 30 June 2010, the committed liquidity facilities amounted to US$12.7 billion (31 December 2009: US$14.4 billion).
     First loss protection is provided through transaction-specific credit enhancements, for example, over-collateralisation and excess spread. These credit enhancements are provided by the originator of the assets and not by HSBC. In addition, a layer of secondary loss protection is provided by HSBC in the form of programme-wide enhancement facilities, and at 30 June 2010 this amounted to US$0.6 billion (31 December 2009: US$0.6 billion). HSBC’s maximum exposure is equal to the transaction-specific liquidity facilities offered to the multi-seller conduits, as described above.
     The liquidity facilities are set to support total commitments and therefore exceed the funded assets at both 30 June 2010 and 31 December 2009.
     In consideration of the significant first loss protection afforded by the structure, the credit enhancements and a range of indemnities provided by the various obligors, HSBC carries only a minimal risk of loss from the programme.
Money market funds
HSBC has established and manages a number of money market funds which provide customers with tailored investment opportunities with a set of narrow and well-defined objectives. In most cases, they are not consolidated in HSBC because the Group’s holdings in them are not of sufficient size to represent the majority of the risks and rewards of ownership.
     Investors in money market funds generally have no recourse other than to the assets in the funds, so asset holdings are designed to meet expected fund liabilities. Usually, money market funds are constrained in their operations should the value of their assets and their ratings fall below predetermined thresholds. The risks to HSBC are, therefore, contingent, arising from the reputational damage which could occur if an HSBC-sponsored money market fund was thought to be unable to meet withdrawal requests on a timely basis or in full.
     In aggregate, HSBC has established money market funds with total assets of US$99.6 billion at 30 June 2010 (31 December 2009: US$99.0 billion).
     The main sub-categories of money market funds are:
•	US$74.2 billion (31 December 2009: US$73.6 billion) in Constant Net Asset Value (‘CNAV’) funds, which invest in shorter-dated and highly-rated money market securities with the objective of providing investors with a highly liquid and secure investment;

•	US$0.6 billion (31 December 2009: US$0.7 billion) in French domiciled dynamique (‘dynamic’) funds and Irish ‘enhanced’ funds, together Enhanced Variable Net Asset Value (‘Enhanced VNAV’) funds, which invest in longer-dated money market securities to provide investors with a higher return than traditional money market funds; and

•	US$24.8 billion (31 December 2009: US$24.7 billion) in various other money market Variable Net Asset Value (‘VNAV’) funds, including funds predominantly domiciled in Brazil, France, India and Mexico.
     These money market funds invest in diverse portfolios of highly-rated debt instruments, and historically included limited holdings in instruments issued by SIVs.

Constant Net Asset Value funds
During 2008, action was taken by HSBC in respect of the CNAV funds to maintain their AAA rating and mitigate the forced sale of liquid assets to meet potential redemptions.
     As a result of this action, HSBC concluded that the relationship with these CNAV funds had substantively changed, so HSBC consolidated them from 30 September 2008. It was not necessary for any further action to be taken after this date by HSBC in respect of maintaining the rating of the CNAV funds.
Total assets of HSBC’s CNAV funds which are on-balance sheet

	At	At
	30 June	31 December
	2010	2009
	US$bn	US$bn
ABSs	0.3	0.3
Certificates of deposit	17.8	16.6
CP	19.6	12.0
Asset-backed CP	2.7	4.6
Government agency bonds	2.5	6.6
Other assets	1.0	2.3

Total	43.9	42.4

     The associated liabilities included on HSBC’s balance sheet at 30 June 2010 amounted to US$43.1 billion (31 December 2009: US$41.5 billion) and are shown in ‘Other liabilities’. The associated interest income from the funds and the expense payable to third-party holders of units in the funds are presented within ‘Net interest income on trading activities’.
HSBC’s maximum exposure
HSBC’s maximum exposure to consolidated and unconsolidated CNAV funds is represented by HSBC’s investment in the units of each CNAV fund. HSBC’s exposure at 30 June 2010 amounted to US$0.8 billion (31 December 2009: US$1.0 billion).
Enhanced Variable Net Asset Value funds
Enhanced VNAV funds price their assets on a fair value basis and, consequently, prices may change from one day to the next. These funds pursue an ‘enhanced’ investment strategy, as part of which investors accept greater credit and duration risk in the expectation of higher returns.
     During 2008, HSBC consolidated two of its French dynamic money market funds as a result of continued redemptions by unitholders. HSBC’s aggregate holdings in these funds at 30 June 2010 amounted to €0.4 billion (US$0.5 billion) (31 December 2009: €0.5 billion (US$0.6 billion)).
HSBC’s maximum exposure
HSBC’s maximum exposure to consolidated and unconsolidated Enhanced VNAV and unconsolidated VNAV funds is represented by HSBC’s investment in the units of each fund. HSBC’s maximum exposure at 30 June 2010 amounted to US$0.5 billion (31 December 2009: US$0.6 billion) and US$0.2 billion (31 December 2009: US$0.2 billion), for Enhanced VNAV and VNAV funds, respectively.
Total assets of HSBC’s money market funds which are on-balance sheet by balance sheet classification

	At	At
	30 June	31 December
	2010	2009
	US$bn	US$bn
Trading assets	44.4	42.8
Other assets	—	0.3

	44.4	43.1

Non-money market investment funds
Through its fund management business, HSBC has established a large number of non-money market funds to enable customers to invest in a range of assets, typically equities and debt securities. At the launch of a fund HSBC, as fund manager, usually provides a limited amount of initial capital known as ‘seed capital’ to enable the fund to start purchasing assets. These holdings are normally redeemed over time. The majority of these funds are off-balance sheet for HSBC because the Group’s limited economic interest means it does not have the majority of the risks and rewards of ownership. As the non-money market funds explicitly provide investors with tailored risk, the risk to HSBC is restricted to HSBC’s own investments in the funds.
     In aggregate, HSBC has established non-money market funds with total assets of US$243.8 billion at 30 June 2010 (31 December 2009: US$255.4 billion).
     The main sub-categories of non-money market funds are:
•	US$108.6 billion (31 December 2009: US$115.6 billion) in specialist funds, which comprise fundamental active specialists and active quantitative specialists;

•	US$116.2 billion (31 December 2009: US$121.7 billion) in local investment management funds, which invest in domestic

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

products, primarily for retail and private clients; and

•	US$19.0 billion (31 December 2009: US$18.1 billion) in multi-manager funds, which offer fund of funds and manager-of-managers products across a diversified portfolio of assets.
Total assets of HSBC’s on-balance sheet non-money market funds by balance sheet classification

	At	At
	30 June	31 December
	2010	2009
	US$bn	US$bn
Cash	0.4	0.2
Trading assets	0.7	0.2
Financial instruments designated at fair value	5.3	5.3

	6.4	5.7

HSBC’s maximum exposure
HSBC’s maximum exposure to consolidated and unconsolidated non-money market funds is represented by HSBC’s investment in the units of each respective fund. HSBC’s exposure at 30 June 2010 amounted to US$7.5 billion (31 December 2009: US$6.8 billion).
Securitisations
HSBC uses SPEs to securitise customer loans and advances that it has originated, mainly in order to diversify its sources of funding for asset origination and for capital efficiency purposes. In such cases, the loans and advances are transferred by HSBC to the SPEs for cash, and the SPEs issue debt securities to investors to fund the cash purchases. Credit enhancements to the underlying assets may be used to obtain investment grade ratings on the senior debt issued by the SPEs. HSBC has also established securitisation programmes in the US and Germany where loans originated by third parties are securitised. Most of these vehicles are not consolidated by HSBC as it is not exposed to the majority of risks and rewards of ownership in the SPEs. In the first half of 2010, demand for the securitised products remained low.
     In addition, HSBC uses SPEs to mitigate the capital absorbed by some of the customer loans and advances it has originated. Credit derivatives are used to transfer the credit risk associated with these customer loans and advances to an SPE, using securitisations commonly known as synthetic securitisations by which the SPE writes credit default swap protection to HSBC. The SPE is funded by the issuance of notes with the cash held as collateral against the credit default protection. From a UK regulatory perspective, the credit protection issued by the SPE in respect of the customer loans allows the risk weight of the loans to be replaced by the risk weight of the collateral in the SPE and as a result mitigates the capital absorbed by the customer loans. Any notes issued by the SPE and held by HSBC attract the appropriate risk weight under the relevant regulatory regime. These SPEs are consolidated when HSBC is exposed to the majority of risks and rewards of ownership.
Total assets of HSBC’s securitisations which are on-balance sheet, by balance sheet classification

	At	At
	30 June	31 December
	2010	2009
	US$bn	US$bn
Trading assets	0.9	0.9
Loans and advances to customers	29.7	35.4
Other assets	—	1.4
Derivatives	0.9	1.2

	31.5	38.9

     These assets include US$0.9 billion (31 December 2009: US$0.9 billion) of exposure to US sub-prime mortgages.
Total assets of HSBC’s securitisations which are off-balance sheet

	At	At
	30 June	31 December
	2010	2009
	US$bn	US$bn
HSBC originated assets	0.6	0.6
Non-HSBC originated assets — term securitisation programmes	9.4	10.5

	10.0	11.1

     HSBC’s financial investments in off-balance sheet securitisations at 30 June 2010 were US$46 million (31 December 2009: US$109 million). These assets include assets which are classified as available-for-sale securities and measured at fair value, and have been securitised by HSBC under arrangements by which HSBC retains a continuing involvement in them.
HSBC’s maximum exposure
The maximum exposure is the aggregate of any holdings of notes issued by these vehicles and the reserve account positions intended to provide credit support under certain pre-defined circumstances to senior note holders. HSBC is not obligated to provide further funding. At 30 June 2010, HSBC’s maximum exposure to consolidated and unconsolidated securitisations amounted to US$5.9 billion (31 December 2009: US$8.0 billion).
Other
HSBC also establishes SPEs in the normal course of business for a number of purposes, for example, structured credit transactions for customers to provide finance to public and private sector infrastructure projects, and for asset and structured finance transactions.
Structured credit transactions
HSBC provides structured credit transactions to third-party professional and institutional investors who wish to obtain exposure, sometimes on a leveraged basis, to a reference portfolio of debt instruments. In such structures, the investor receives returns referenced to the underlying portfolio by purchasing notes issued by the SPEs. HSBC enters into contracts with the SPEs, generally in the form of derivatives, in order to pass the required risks and rewards of the reference portfolios to the SPEs. HSBC’s risk in relation to the derivative contracts with the SPEs is managed within HSBC’s trading market risk framework (see ‘Market risk’ on page 175).
     In certain transactions HSBC is exposed to risk often referred to as gap risk. Gap risk typically arises in transactions where the aggregate potential claims against the SPE by HSBC pursuant to one or more derivatives could be greater than the value of the collateral held by the SPE and securing such derivatives. HSBC often mitigates such gap risk by incorporating in the SPE transaction features which allow for deleveraging, a managed liquidation of the portfolio, or other mechanisms including trade restructuring or unwinding the trade. Following the inclusion of such risk reduction mechanisms, HSBC has, in certain circumstances, retained all or a portion of the underlying exposure in the transaction. In these circumstances HSBC assesses whether the exposure retained causes a requirement under IFRSs to consolidate the SPE. When this retained exposure represents ABSs, it has been included in ‘Nature and extent of HSBC’s exposures’ on page 103.
     Often transactions are facilitated through SPEs to enable the notes issued to the investors to be rated. The SPEs are not consolidated by HSBC when the investors bear substantially all the risks and rewards of ownership through the notes.
     The total fair value of liabilities (notes issued and derivatives) in structured credit transaction SPEs was US$19.3 billion at 30 June 2010 (31 December 2009: US$20.6 billion). There were no SPEs that were consolidated by HSBC included in these amounts in either period.
Other uses of SPEs
HSBC participates in Public-Private Partnerships to provide financial support for infrastructure projects initiated by government authorities. The funding structure is commonly achieved through the use of SPEs. HSBC consolidates these SPEs when it is exposed to the majority of risks and rewards of the vehicles.
     HSBC’s Asset and Structured Finance business specialises in leasing and arranging finance for aircraft and other physical assets, which it is customary to ring-fence through the use of SPEs, and in structured loans and deposits, where SPEs introduce cost efficiencies. HSBC consolidates these SPEs when the substance of the relationship indicates that HSBC controls the SPE.
     HSBC’s risks and rewards of ownership in these SPEs are in respect of its on-balance sheet assets and liabilities.
HSBC’s maximum exposures to SPEs
The following tables show the total assets of the various types of SPEs, and the amount and types of funding provided by HSBC to these SPEs. The tables also show HSBC’s maximum exposure to the SPEs and, within that exposure, the types of liquidity and credit enhancements provided by HSBC. The maximum exposures to SPEs represent HSBC’s maximum possible risk exposure that could occur as a result of the Group’s arrangements and commitments to SPEs. The maximum amounts are contingent in nature, and may arise as a result of drawdowns under liquidity facilities, where these have been provided, and any other funding commitments, or as a result of any loss protection provided by HSBC to the SPEs. The conditions under which such exposure might arise differ depending on the nature of each SPE and HSBC’s involvement with it. The aggregation of such maximum exposures across the different forms of SPEs results in a theoretical total maximum exposure number. The elements of the maximum exposure to an SPE are not necessarily additive and a detailed explanation of how maximum exposures are determined is provided under each category of SPE.

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)
HSBC’s maximum exposure to consolidated SPEs affected by the market turmoil

	Securities			Enhanced	Non-money market funds
	investment	Multi-seller	CNAV	VNAV	Specialist	Local	Securi-
	conduits[24]	conduits	funds	funds	funds	funds[25]	tisations[26]	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 30 June 2010
Total assets	32.9	10.0	43.9	0.5	0.5	5.9	31.5	125.2

Direct lending[27]	—	—	—	—	—	—	0.9	0.9
ABSs[27]	25.8	—	0.3	0.2	—	—	—	26.3
Asset-backed CP	—	—	2.7	—	—	—	—	2.7
Other	7.1	10.0	40.9	0.3	0.5	5.9	30.6	95.3

Funding provided by HSBC	30.5	0.6	0.7	0.5	0.2	5.9	2.5	40.9

CP	9.0	—	—	—	—	—	—	9.0
MTNs	5.2	—	—	—	—	—	2.3	7.5
Junior notes	—	—	—	—	—	—	0.2	0.2
Term repos executed	7.8	—	—	—	—	—	—	7.8
Investments in funds	—	—	0.7	0.5	0.2	5.9	—	7.3
Drawn liquidity facility	8.5	—	—	—	—	—	—	8.5
Other funding	—	0.6	—	—	—	—	—	0.6

Total maximum exposure to consolidated SPEs	39.7	12.7	0.7	0.5	0.2	5.9	5.9	65.6

Liquidity and credit enhancements
Deal-specific liquidity facilities	—	12.7	—	—	—	—	—	12.7
Programme-wide liquidity facilities	26.9	—	—	—	—	—	—	26.9
Programme-wide limited credit enhancements	1.2	0.6	—	—	—	—	—	1.8
Other liquidity and credit enhancements	—	—	—	—	—	—	0.1	0.1

At 31 December 2009
Total assets	32.8	10.9	42.4	0.7	0.4	5.3	38.9	131.4

Direct lending[27]	—	—	—	—	—	—	0.9	0.9
ABSs[27]	25.7	—	0.3	0.2	—	—	—	26.2
Asset-backed CP	—	—	4.6	—	—	—	—	4.6
Other	7.1	10.9	37.5	0.5	0.4	5.3	38.0	99.7

Funding provided by HSBC	32.4	0.4	0.9	0.6	0.1	5.3	2.9	42.6

CP	10.8	—	—	—	—	—	—	10.8
MTNs	3.8	—	—	—	—	—	2.8	6.6
Junior notes	—	—	—	—	—	—	0.1	0.1
Term repos executed	10.2	—	—	—	—	—	—	10.2
Investments in funds	—	—	0.9	0.6	0.1	5.3	—	6.9
Drawn liquidity facility	7.6	—	—	—	—	—	—	7.6
Other funding	—	0.4	—	—	—	—	—	0.4

Total maximum exposure to consolidated SPEs	42.5	14.4	0.9	0.6	0.1	5.3	7.9	71.7

Liquidity and credit enhancements
Deal-specific liquidity facilities	—	14.4	—	—	—	—	—	14.4
Programme-wide liquidity facilities	29.1	—	—	—	—	—	—	29.1
Programme-wide limited credit enhancements	1.2	0.6	—	—	—	—	—	1.8
Other liquidity and credit enhancements	—	—	—	—	—	—	0.1	0.1
For footnotes, see page 137.

HSBC’s maximum exposure to unconsolidated SPEs

	Securitisations[28]		Money market funds[28]			Non-money market funds[28]
	HSBC	Non-HSBC		Enhanced				Multi-
	originated	originated	CNAV	VNAV	VNAV	Specialist	Local	manager
	assets	assets[29]	funds	funds	funds	funds	funds[25]	funds	Other	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 30 June 2010
Total assets	0.6	9.4	30.3	0.1	24.8	108.1	110.3	19.0	19.3	321.9

Funding provided by HSBC	—	—	0.1	—	0.2	1.3	0.1	—	8.8	10.5

MTNs	—	—	—	—	—	—	—	—	8.8	8.8
Investments in funds	—	—	0.1	—	0.2	1.3	0.1	—	—	1.7

Total maximum exposure to unconsolidated SPEs	—	—	0.1	—	0.2	1.3	0.1	—	3.4	5.1

At 31 December 2009
Total assets	0.6	10.5	31.2	—	24.7	115.2	116.4	18.1	20.6	337.3

Funding provided by HSBC	—	0.1	0.1	—	0.2	1.1	0.2	0.1	8.8	10.6

MTNs	—	0.1	—	—	—	—	—	—	8.8	8.9
Investments in funds	—	—	0.1	—	0.2	1.1	0.2	0.1	—	1.7

Total maximum exposure to unconsolidated SPEs	—	0.1	0.1	—	0.2	1.1	0.2	0.1	3.2	5.0
For footnotes, see page 137.

HSBC HOLDINGS PLC
Interim Management Report: Impact of Market Turmoil (continued)

Third-party sponsored SPEs
Through standby liquidity facility commitments, HSBC has exposure to third-party sponsored SIVs, conduits and securitisations under normal banking arrangements on standard market terms. These exposures are quantified below.
HSBC’s commitments under liquidity facilities to third-party SIVs, conduits and securitisations

	Commit-
	ments	Drawn
	US$bn	US$bn
At 30 June 2010
Third-party conduits	1.3	0.3
Third-party securitisations	0.7	0.1

	2.0	0.4

At 31 December 2009
Third-party conduits	1.3	0.3
Third-party securitisations	0.7	0.1

	2.0	0.4

Other exposures to third-party SIVs, conduits and securitisations where a liquidity facility has been provided

	At	At
	30 June	31 December
	2010	2009
	US$bn	US$bn
Derivative assets	0.1	0.1

Other off-balance sheet arrangements and commitments
Financial guarantees, letters of credit and similar undertakings
Note 16 on the Financial Statements describes various types of guarantees and discloses the maximum potential future payments under such arrangements. Credit risk associated with all forms of guarantees is assessed in the same manner as for on-balance sheet credit advances and, where necessary, provisions for assessed impairment are included in ‘Other provisions’.
Commitments to lend
Undrawn credit lines are disclosed in Note 16 on the Financial Statements. The majority by value of undrawn credit lines arise from ‘open to buy’ lines on personal credit cards, advised overdraft limits and other pre-approved loan products, and mortgage offers awaiting customer acceptance. HSBC generally has the right to change or terminate any conditions of a personal customer’s overdraft, credit card or other credit line upon notification to the customer. In respect of corporate commitments to lend, in most cases HSBC’s position will be protected through restrictions on access to funding in the event of material adverse change.
Leveraged finance transactions
Loan commitments in respect of leveraged finance transactions are accounted for as derivatives where it is HSBC’s intention to sell the loan after origination. Further information is provided on page 113.

Footnotes to Impact of Market Turmoil

1	Total includes holdings of ABSs issued by Freddie Mac and Fannie Mae.

2	‘Recorded in the income statement’ represents the accrual of the effective interest rate and, for the first half of 2010, also includes a US$25 million write-back in respect of impairment (first half of 2009: US$160 million write-down; second half of 2009: US$3 million write-down).

3	Effect on the income statement during the period had the reclassification not occurred.

4	The carrying amount includes funded loans plus the net exposure to unfunded leveraged finance commitments, held within fair value through profit or loss.

5	‘Directly held’ includes assets held by Solitaire where HSBC provides first loss protection and assets held directly by the Group.

6	Impairment charges allocated to capital note holders represent impairments where losses would be borne by external third-party investors in the structures.

7	Mortgage-backed securities (‘MBS’s), asset-backed securities (‘ABS’s) and collateralised debt obligations (‘CDO’s).

8	High grade assets rated AA or AAA.

9	Gains or losses on the net principal exposure (footnote 15) recognised in the income statement as a result of changes in the fair value of the asset.

10	Fair value gains and losses on the net principal exposure (footnote 15) recognised in other comprehensive income as a result of the changes in the fair value of available-for-sale assets.

11	Realised fair value gains and losses on the net principal exposure (footnote 15) recognised in the income statement as a result of the disposal of assets or the receipt of cash flows from assets.

12	Reclassified from equity on impairment, disposal or payment. This includes impairment losses recognised in the income statement in respect of the net principal exposure (footnote 15) of available-for-sale assets. Payments are the contractual cash flows received on the assets.

13	The gross principal is the redemption amount on maturity or, in the case of an amortising instrument, the sum of the future redemption amounts through the residual life of the security.

14	A credit default swap (‘CDS’) gross protection is the gross principal of the underlying instrument that is protected by CDSs.

15	Net principal exposure is the gross principal amount of assets that are not protected by CDSs. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.

16	Carrying amount of the net principal exposure.

17	Net exposure after legal netting and any other relevant credit mitigation prior to deduction of the credit risk adjustment.

18	Cumulative fair value adjustment recorded against OTC derivative counterparty exposures to reflect the creditworthiness of the counterparty.

19	Funded exposure represents the loan amount advanced to the customer, less any fair value write-downs, net of fees held on deposit.

20	Unfunded exposures represent the contractually committed loan facility amount not yet drawn down by the customer, less any fair value write-downs, net of fees held on deposit.

21	Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these financial instruments are risk-managed.

22	Assets within multi-seller conduits are classified as collateralised loans. Under IFRSs, the conduits cannot recognise the underlying assets.

23	For details of the geographical origin of the mortgage loans held at fair value and ABSs, including those represented by MBSs and CDOs held in consolidated securities investment conduits, see ‘Nature and extent of HSBC’s exposures’ on page 103.

24	The securities investment conduits include Mazarin, Barion, Malachite and Solitaire.

25	Local investment management funds.

26	Also includes consolidated SPEs that hold mortgage loans held at fair value.

27	These assets only include those measured at fair value. For details on the geographical origin of the mortgage loans held at fair value and ABSs, including those represented by MBSs and CDOs held in consolidated securities investment conduits, see ‘Nature and extent of HSBC’s exposures’ on page 103. The geographical origin of the loans and receivables held by the multi-seller conduits is disclosed on page 128.

28	HSBC’s financial investments in off-balance sheet money market funds and non-money market funds have been classified as available-for-sale securities, and measured at fair value. HSBC’s financial investments in off-balance sheet securitisations have been classified as trading assets and available-for-sale securities, and measured at fair value.

29	In the US, HSBC has established securitisation programmes where term-funded SPEs are used to securitise third-party originated mortgages, mainly sub-prime and Alt-A residential mortgages. The majority of these SPEs are not consolidated by HSBC as it is not exposed to the majority of the risk and rewards of ownership in the SPEs. No liquidity facility has been provided by HSBC.

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Interim Management Report: Risk

Current challenges in regulation and supervision
Regulatory and supervisory developments have largely been shaped by the Leaders, Finance Ministers and Central Bank Governors of the Group of Twenty (‘the G20’). In looking to address the systemic failures that caused the financial crisis, the G20 has issued several statements highlighting the following priorities:
•	a stronger international framework for prudential regulation, ensuring increased liquidity and regulatory capital buffers and enhanced quality of capital;

•	an increased role for colleges of supervisors to coordinate oversight of systemically significant institutions such as HSBC, and effective coordination of resolution regimes for failed banks;

•	convergence towards a single set of high-quality, global, independent accounting standards on financial instruments, loan loss provisioning, off-balance sheet exposures and the impairment and valuation of financial assets;

•	strengthening of the regulation of hedge funds and credit rating agencies, and an improved infrastructure for derivative transactions, including central counterparty clearing of over-the-counter derivatives;

•	design and implementation of a system which will allow for the restructuring or resolution of financial institutions, without taxpayers ultimately bearing the burden;

•	measures on financial sector compensation arrangements to prevent excessive short-term risk taking and mitigate systematic risk on a globally consistent basis; and

•	a fair and substantial contribution by the financial sector towards paying for any burden associated with government interventions, where they occur, to repair and reduce risks from the financial system or fund the resolution of problems.
     The Financial Stability Board (‘FSB’) was established by the G20 to help address these issues, specifically assessing vulnerabilities affecting the financial system, monitoring and advising on market developments and best practice in meeting regulatory standards. The FSB has provided a number of interim and progress reports to the G20, including reports on the reform of compensation structures and on reducing the moral hazard of systemically important financial institutions.
     The key steps that have been taken by governments, regulators and accounting standard setters towards meeting the aims set out by the G20 are described below.
Global
Regulation
In December 2009, the Basel Committee on Banking Supervision (the ‘Basel Committee’) issued its draft proposals, commonly referred to as Basel III, for greater consistency, quality and transparency in regulatory capital requirements, and greater resilience on the part of international banks to liquidity stresses. The proposals aim to exclude lower quality instruments from core capital, significantly reduce banks’ structural reliance on short-term funding and reduce banks’ leverage by setting a minimum ratio of capital to assets.
     In July 2010, the Basel Committee issued a consultation paper as part of the approach to addressing the issue of pro-cyclicality identified in their December 2009 paper. Also in July 2010, the Basel Committee announced that its oversight body, the Group of Governors and Heads of Supervision, had reached broad agreement on the overall design of the capital and liquidity reform package. Calibration and phase-in arrangements are to be finalised towards the end of 2010, and further material is expected on contingent capital and systemically significant banks. It is not possible to assess the financial impact of these reforms on HSBC.
Accounting standards
In June 2010, the International Accounting Standards Board (‘IASB’) and the Financial Accounting Standards Board in the US (‘FASB’) renewed their commitment to achieving convergence in the accounting for financial instruments. In particular, the IASB re-prioritised its work programme to focus on its response to the financial crisis. The key steps taken by the Boards to date are:
•	In November 2009, the IASB issued IFRS 9 ‘Financial Instruments’, effective for accounting periods beginning on or after 1 January 2013, to address the classification and measurement of financial assets. This is the first phase of its project to replace IAS 39 and simplify the accounting for financial instruments.

•	In November 2009, the IASB exposed its proposals for changes to the impairment rules for financial assets measured at amortised cost.

The proposals are intended to result in the earlier recognition of impairment losses.

•	In May 2010, the IASB exposed its proposals for changes to the classification and measurement of financial liabilities. The proposals are intended to address the volatility in profit and loss caused by changes in an entity’s own credit risk.

•	In May 2010, the FASB issued an Accounting Standards Update, setting out its proposed comprehensive approach to financial instrument classification and measurement, impairment, and revisions to hedge accounting. To date the proposals of the FASB differ significantly from those of the IASB and it is unclear whether convergence will be achieved.
Compensation
To address concerns around the compensation arrangements of banks, in September 2009, the FSB published its implementation standards on compensation, focusing on areas where rapid progress was deemed necessary, including independent and effective Board oversight of compensation policies and practices, linkages of the total variable compensation pool to the overall performance of the firm and the need to maintain a sound capital base, alignment of compensation structures to risk, limitations on guaranteed bonuses and enhanced disclosure and supervisory oversight.
Europe
Regulation
In Europe, the European Union Council of Ministers (the ‘Council’) and European Parliament continue to discuss proposals for the establishment of a European Systemic Risk Board for macro-prudential oversight of the financial system, a European Banking Authority, a European Insurance and Occupational Pensions Authority and a European Securities and Markets Authority.
     In February 2010, the European Commission issued a public consultation on the third set of proposed amendments to the EU Capital Requirements Directive (‘CRD’), CRD 4 to reflect its proposed implementation of Basel III, with certain adjustments. These will supplement (i) CRD 2, covering own funds, large exposures, supervisory arrangements, qualitative standards for liquidity risk management and securitisation which will come into force on 31 December 2010; and (ii) CRD 3, covering disclosure of remuneration policies, effective 1 January 2011, and capital requirements for trading books and re-securitisations and disclosure of securitisation exposures, effective 31 December 2011.
     In July 2010, the European Commission proposed further reforms to depositor and investor compensation schemes, including regular contributions by banks into the applicable national deposit guarantee scheme. The European Commission has also announced plans for legislation to promote greater central clearing of derivatives and to strengthen corporate governance.
     In the UK, the Financial Services Act 2010, enacted in April 2010, established a requirement for UK banks to prepare recovery and resolution plans.
     In June 2010, the UK Government announced that the UK Financial Services Authority (‘FSA’) will cease to exist in its present form and four new supervisory bodies will be established by the end of 2012:
•	the Prudential Regulation Authority, a subsidiary of the Bank of England, will be responsible for the prudential regulation of financial firms;

•	the Consumer Protection and Markets Authority (‘CPMA’) will regulate the conduct of financial firms providing services to consumers;

•	the Financial Policy Committee (‘FPC’), chaired by the Governor of the Bank of England, will consider macro issues affecting economic and financial stability and take action in response. An interim FPC will be established in the second half of 2010, prior to any legislation; and

•	the Economic Crime Agency will take on functions currently fulfilled by a number of UK Government departments and agencies to tackle serious economic crime.
     Pending these changes to supervision in the UK, the FSA continues to operate as before and, in June 2010, finalised its proposals for a new liquidity regime, including updated quantitative rules coupled with a narrow definition of liquid assets.
     In July 2010, the FSA announced the implementation of its new powers granted by the Financial Services Act 2010, including the power to impose financial penalties on individuals and firms and more intense information-gathering in relation to financial stability to help identify potential threats to the UK financial market. Also in July 2010, the UK government published a consultation paper seeking views on whether it should merge the UK Listing Authority (‘UKLA’) with the Financial Reporting Council, the UK’s independent regulator responsible

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Interim Management Report: Risk (continued)

for promoting high quality corporate governance and reporting, under the Department for Business, Innovation and Skills, or whether the UKLA should remain within the CPMA markets division.
Compensation
In December 2009, the governments of the UK and France introduced one-off taxes in respect of certain bonuses payable by banks and banking groups. In both countries the tax was levied at 50 per cent on bonuses awarded during a certain period and over a threshold amount. The taxes were liabilities of the employer and were payable on awards of both cash and shares. The provision held by HSBC in respect of the relevant tax payable, is US$325 million in the UK. The French liability of US$42 million was paid by the due date of 25 April 2010.
     The FSA introduced new rules relating to the remuneration within UK banks and HSBC voluntarily determined to apply them to the Group on a global basis. On 29 July 2010, the FSA announced that it intends to update the rules to incorporate the effects of the EU’s CRD 3 proposal and the Financial Services Act 2010.
Financial contribution
A joint statement was made by the UK, French and German governments in June 2010 announcing plans for the introduction of a bank levy in each country. The specific design of each may differ to reflect the different domestic circumstances and tax systems. In the UK, a consultation paper has been published indicating that the levy will be introduced from 1 January 2011. However, detailed legislation has yet to be finalised or enacted in any of the countries and it is therefore not possible to quantify the financial impact on the Group.
US
Regulation
In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (‘the Act’) was signed into law by the US president. The Act creates a number of regulatory agencies and offices with broad responsibilities for improving the safety of the financial system, including the creation of a Financial Stability Oversight Council to identify emerging risks to financial stability and advise the Federal Reserve Board (‘FRB’), expanding the powers of the FRB to regulate capital and risk management requirements in systemically important financial institutions and establishing comprehensive regulation of over-the-counter derivatives including credit default swaps. US bank holding companies such as HSBC North America Holdings Inc. and non-bank financial companies deemed systemically significant by the new Council will be subject to enhanced prudential standards with respect to capital, liquidity, leverage and amounts of short-term debt, and subject to periodic stress tests. In addition, US bank holding companies may be required to replace certain securities at the holding company level which today constitute tier 1 capital under Basel I. The new requirements are planned to be phased in over the two years following enactment, and uncertainty remains over the details of the rule making. The implementation of the Act will require significant adjustments to operating regulations in the US and it is therefore not possible to quantify the financial impact on the Group.
Financial contribution
In January 2010, the US President announced his intention to seek Congressional support to enact legislation imposing a Financial Crisis Responsibility Fee for a period of at least ten years to be applied to financial institutions with more than US$50 billion of consolidated assets. There is no proposed or otherwise pending legislation in Congress which seeks to impose such a Financial Crisis Responsibility Fee on financial institutions, and it is therefore not possible to assess the financial impact on HSBC.
Risk management
All HSBC’s activities involve, to varying degrees, the analysis, evaluation, acceptance and management of risks or combinations of risks. The most important risk categories that the Group is exposed to are credit risk (including cross-border country risk), market risk, operational risk in various forms, liquidity risk, insurance risk, pension risk, residual value risk, reputational risk and sustainability (environmental and social) risk. Market risk includes foreign exchange, interest rate and equity price risks.
     HSBC’s risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls, and to monitor the risks and adherence to limits by means of reliable and up-to-date administrative and information systems. HSBC regularly reviews its risk management policies and systems to reflect changes in law, regulation, markets, products and emerging best practice. Personal accountability, reinforced by the Group’s governance structure and instilled by training and experience, helps to foster a disciplined and constructive culture of risk management and control.

     Insurance risk is managed by the Group’s insurance businesses together with their own credit, liquidity and market risk functions, distinct from those covering the rest of HSBC due to the different nature of their activities, but under risk oversight at Group level.
     An overview of the Group’s risk governance structure, including the responsibilities of the senior executive Risk Management Meeting (‘RMM’) and the Global Risk function, and of the risk appetite framework operated by the Group, is set out on page 199 of the Annual Report and Accounts 2009. The management of all HSBC’s significant risks is also discussed there in detail. In February 2010, in response to the recommendations of the Walker Review, a Group Risk Committee of the Board comprising independent non-executive directors was established with responsibility for providing oversight and advice to the Board on all risk matters. There have been no other significant changes to the Group’s risk management framework and methodology since 31 December 2009.
Credit risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet a payment obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from off-balance sheet products such as guarantees and derivatives, and from the Group’s holdings of debt and other securities. Among the risks to which the Group is exposed, credit risk generates the largest regulatory capital requirement.
     The objectives of credit risk management, underpinning sustainable profitable business, are principally to maintain a strong culture of responsible lending, supported by a robust risk policy and control framework; to both partner and challenge the business line in defining and implementing risk appetite, with its continuous re-evaluation under actual and scenario conditions; and to ensure independent, expert scrutiny of credit risks, their costs and their mitigation.
     HSBC’s Credit Risk function is part of Global Risk, reporting to the Group Chief Risk Officer. Its risk management and internal control procedures are designed for all stages of economic and financial cycles, including the current environment, and there were no significant changes during the first half of 2010. Progress has continued to be made in refining exposure measurement and monitoring, in the context of the Group’s advanced internal ratings-based (‘IRB’) approach to Basel II (see ‘Capital Management’ on page 189) and in enhancing central risk oversight and independent review activities through the GMO working closely with regional risk offices under HSBC’s target operating model for Global Risk.
     Full details of the role and responsibilities of the Credit Risk management function are set out on page 201 of the Annual Report and Accounts 2009.
Credit exposure
Maximum exposure to credit risk
HSBC’s exposure to credit risk is spread across many asset classes, including derivatives, trading assets, loans and advances to customers, loans and advances to banks and financial investments.
     In the first half of 2010, credit exposure remained diversified across asset classes. However, the balance of exposure changed, reflecting an increase in lending to banks caused by a rise in reverse repo positions as well as increased netting through greater use of exchange counterparties for trading in certain trading assets and derivatives.
     Exposure to residential mortgages in the personal lending portfolio remained significant. In the US, the credit quality of the residential mortgage portfolio improved, reflecting the economic recovery, but it continued to be affected by high levels of unemployment and weakened consumer confidence. In the UK, the low interest rate environment, targeted customer acquisition and tighter underwriting criteria ensured the credit quality of the mortgage portfolio remained high. In Hong Kong the residential mortgage portfolio remained well secured. See ‘Areas of special interest — personal lending’ on page 150.
     Loss experience was concentrated as follows:
Percentage of the Group’s loan impairment charges and other credit risk provisions

	Half-year to
	30 Jun	30 Jun	31 Dec
	2010	2009	2009
	%	%	%
US Personal Financial Services	61	55	52
Other Personal Financial Services	23	22	21
Commercial Banking	9	11	14
Global Banking and Markets	7	12	11
Other businesses	—	—	2

	100	100	100

     The following table presents the maximum exposure to credit risk from balance sheet and off-balance sheet financial instruments, before taking account of any collateral held or other credit enhancements (unless such credit enhancements

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Interim Management Report: Risk (continued)
meet offsetting requirements). For financial assets recognised on the balance sheet, the exposure to credit risk equals their carrying amount. For financial guarantees issued, the maximum exposure to credit risk is the maximum amount that HSBC
Maximum exposure to credit risk
would have to pay if the guarantees were called upon. For loan commitments and other credit-related commitments that are irrevocable over the life of the respective facilities, the maximum exposure to credit risk is the full amount of the committed facilities.

	At 30 June 2010			At 30 June 2009			At 31 December 2009
			Exposure			Exposure			Exposure
	Maximum		to credit	Maximum		to credit	Maximum		to credit
	exposure	Offset	risk (net)	exposure	Offset	risk (net)	exposure	Offset	risk (net)
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Cash and balances at central banks	71,576	—	71,576	56,368	—	56,368	60,655	—	60,655
Items in the course of collection from other banks	11,195	—	11,195	16,613	—	16,613	6,395	—	6,395
Hong Kong Government certificates of indebtedness	18,364	—	18,364	16,156	—	16,156	17,463	—	17,463

Trading assets	376,440	(17,890)	358,550	388,874	(15,829)	373,045	386,070	(8,496)	377,574

Treasury and other eligible bills	22,236	—	22,236	22,990	—	22,990	22,346	—	22,346
Debt securities	194,390	—	194,390	190,870	—	190,870	201,598	—	201,598
Loans and advances:
– to banks	77,434	—	77,434	73,636	(1)	73,635	78,126	—	78,126
– to customers	82,380	(17,890)	64,490	101,378	(15,828)	85,550	84,000	(8,496)	75,504

Financial assets designated at fair value	18,350	—	18,350	21,301	—	21,301	22,198	—	22,198

Treasury and other eligible bills	249	—	249	495	—	495	223	—	223
Debt securities	16,153	—	16,153	19,825	—	19,825	20,718	—	20,718
Loans and advances:
– to banks	1,149	—	1,149	204	—	204	354	—	354
– to customers	799	—	799	777	—	777	903	—	903

Derivatives	288,279	(219,180)	69,099	310,796	(237,552)	73,244	250,886	(189,606)	61,280

Loans and advances held at amortised cost:	1,089,633	(89,301)	1,000,332	1,106,949	(94,576)	1,012,373	1,076,012	(91,127)	984,885

– to banks	196,296	(330)	195,966	182,266	(124)	182,142	179,781	(116)	179,665
– to customers	893,337	(88,971)	804,366	924,683	(94,452)	830,231	896,231	(91,011)	805,220

Financial investments	376,642	—	376,642	344,644	—	344,644	360,034	—	360,034

Treasury and other similar bills	61,275	—	61,275	54,262	—	54,262	58,434	—	58,434
Debt securities	315,367	—	315,367	290,382	—	290,382	301,600	—	301,600

Other assets	30,643	(15)	30,628	35,191	(4)	35,187	36,373	(4)	36,369

Endorsements and acceptances	9,573	(15)	9,558	9,481	(4)	9,477	9,311	(4)	9,307
Other	21,070	—	21,070	25,710	—	25,710	27,062	—	27,062

Financial guarantees and similar contracts	46,120	—	46,120	49,486	—	49,486	53,251	—	53,251
Loan and other credit- related commitments[1]	548,710	—	548,710	569,012	—	569,012	558,050	—	558,050

	2,875,952	(326,386)	2,549,566	2,915,390	(347,961)	2,567,429	2,827,387	(289,233)	2,538,154

For footnote, see page 196.
Collateral and other credit enhancements
Collateral held against financial instruments presented in the ‘Maximum exposure to credit risk’ table above is described in more detail below.
Items in the course of collection from other banks
Settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt of cash, securities or equities. Daily settlement limits are established for counterparties to cover the aggregate of HSBC’s transactions with each one on any single day. Settlement risk on many transactions, particularly those involving securities and equities, is substantially mitigated by settling through assured payment systems or on a delivery-versus-payment basis.

Treasury, other eligible bills and debt securities
Collateral held as security for financial assets other than loans and advances is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, except for ABSs and similar instruments, which are secured by pools of financial assets.
Derivatives
The International Swaps and Derivatives Association (‘ISDA’) Master Agreement is HSBC’s preferred agreement for documenting derivatives activity. It provides the contractual framework within which dealing activity across a full range of over-the-counter products is conducted, and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement if either party defaults or other pre-agreed termination events occur. It is common, and HSBC’s preferred practice, for the parties to execute a Credit Support Annex (‘CSA’) in conjunction with the ISDA Master Agreement. Under a CSA, collateral is passed between the parties to mitigate the market-contingent counterparty risk inherent in the outstanding positions.
     The derivative offset amount in the above table relates to exposures where the counterparty has an offsetting derivative exposure with HSBC, a master netting arrangement is in place and the credit risk exposure is managed on a net basis, or the position is specifically collateralised, normally in the form of cash. These amounts do not qualify for net presentation for accounting purposes, because settlement may not actually be made on a net basis.
Loans and advances
It is HSBC’s policy, when lending, to do so on the basis of the customer’s capacity to repay, rather than rely primarily on the value of security offered. Depending on the customer’s standing and the type of product, facilities may be provided on an unsecured basis. Whenever available, collateral can be an important mitigant of credit risk.
     The guidelines applied by operating companies in respect of the acceptability of specific classes of collateral or credit risk mitigation and the determination of valuation parameters are subject to regular review to ensure that they are supported by empirical evidence and continue to fulfil their intended purpose. The principal collateral types employed by HSBC are as follows:
•	in the personal sector, mortgages over residential properties;
•	in the commercial and industrial sector, charges over business assets such as premises, stock and debtors;

•	in the commercial real estate sector, charges over the properties being financed; and

•	in the financial sector, charges over financial instruments such as cash, debt securities and equities in support of trading facilities.
     In addition, credit derivatives, including credit default swaps and structured credit notes, and securitisation structures are used to manage credit risk in the Group’s loan portfolio.
     The loans and advances offset adjustment in the table above primarily relates to customer loans and deposits, and balances arising from repo and reverse repo transactions. The offset relates to balances where there is a legally enforceable right of offset in the event of counterparty default, and therefore these balances represent a net exposure for credit risk management purposes. However, as there is no intention to settle these balances on a net basis under normal circumstances, they do not qualify for net presentation for accounting purposes.
     HSBC does not disclose the fair value of collateral held as security or other credit enhancements on loans and advances past due but not impaired, or on individually assessed impaired loans and advances, as it is not practicable to do so.
Concentration of exposure
Concentrations of credit risk exist when a number of counterparties or exposures have comparable economic characteristics, or such counterparties are engaged in similar activities, or operate in the same geographical areas or industry sectors, so that their collective ability to meet contractual obligations is uniformly affected by changes in economic, political or other conditions.
     Wrong-way risk is an aggravated form of concentration risk and arises when there is an adverse correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction. HSBC uses a range of tools to monitor and control wrong-way risk.
Securities held for trading
Total securities held for trading within trading assets were US$244 billion at 30 June 2010 (31 December 2009: US$259 billion). The largest concentration of these assets was to government and government agency securities, which amounted to US$128 billion, or 53 per cent of overall trading

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Interim Management Report: Risk (continued)

securities (31 December 2009: US$135 billion, 52 per cent). This included US$22 billion (31 December 2009: US$22 billion) of treasury and other eligible bills. Corporate debt and other securities were US$84 billion or 34 per cent of overall trading securities, in line with the level at 31 December 2009 of US$84 billion, or 32 per cent. Included within total securities held for trading were US$35 billion (31 December 2009: US$41 billion) of debt securities issued by banks and other financial institutions.
Derivatives
Derivatives exposures at 30 June 2010 were US$288 billion, a rise of 15 per cent from 31 December 2009, with significant increases in interest rate derivatives reflecting movements in parts of the yield curve against a backdrop of low short-term official rates. Foreign exchange derivative volumes also increased, partly offset by lower credit derivatives as spreads narrowed. Derivatives exposure is shown gross under IFRSs. There was a matching movement in derivative liabilities.
Debt securities, treasury and other eligible bills
At 30 June 2010, total financial investments excluding equity securities of US$377 billion were 5 per cent higher than at 31 December 2009. Debt securities, at US$315 billion, represented the largest concentration of financial investments at 84 per cent of the total, compared with US$302 billion (84 per cent) at 31 December 2009. HSBC’s holdings of corporate debt, ABSs and other securities were spread across a wide range of issuers and geographical regions, with 31 per cent invested in securities issued by banks and other financial institutions. In total, holdings in ABSs increased by US$5 billion due to a rise in asset prices as expectations of future losses reduced.
     Investments in governments and government agencies of US$208 billion were 54 per cent of overall financial investments, 8 percentage points higher than at 31 December 2009. US$61 billion of these investments comprised treasury and other eligible bills.
     More detailed analyses of securities held for trading and financial investments are set out in Notes 7 and 10 on the Financial Statements. For an analysis by credit quality, see page 159.
     At 30 June 2010, the insurance businesses held diversified portfolios of debt and equity securities designated at fair value of US$23 billion (31 December 2009: US$25 billion) and debt securities classified as financial investments of US$36 billion (31 December 2009: US$35 billion). A more detailed analysis of securities held by the insurance businesses is set out on page 188.
Loans and advances
Gross loans and advances to customers at 30 June 2010 were US$915 billion, 1 per cent lower on a reported basis and 4 per cent higher on a constant currency basis than at 31 December 2009, and were well diversified across industry sectors and regions. The following commentary is on a constant currency basis. Corporate and commercial lending increased, partly offset by a decline in personal lending reflecting the run-off of the US consumer finance portfolios.
     Personal lending was the largest single lending category at US$410 billion, 45 per cent of total customer lending. Residential mortgages of US$253 billion represented 28 per cent of total advances to customers, the Group’s largest concentration in a single exposure type (31 December 2009: 29 per cent).
     The corporate, commercial and financial lending categories amounted to 55 per cent of gross lending to customers at 30 June 2010. The largest industry concentrations were in non-bank financial institutions and commercial real estate lending at 11 per cent and 7 per cent, respectively, of total gross lending to customers.
     Commercial, industrial and international trade lending increased by 8 per cent in the period, reflecting the ongoing trade-led recovery. Within this category, the largest concentration of lending was to the service sector, which accounted for 6 per cent of total gross lending to customers.
     Lending to non-bank financial institutions principally comprised secured lending on trading accounts, primarily repo facilities.
     Loans and advances to banks primarily represent amounts owing on trading accounts and HSBC’s placing of its own liquidity on short-term deposit. Such lending was widely distributed across major institutions.
     Further discussion of significant movements in credit quality of the personal lending and wholesale lending portfolios is set out in ‘Areas of special interest’ on pages 148 to 159.
     The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the lending branch.

Gross loans and advances by industry sector

	At	Constant	Movement on	At
	31 December	currency	a constant	30 June
	2009	effect	currency basis	2010
	US$m	US$m	US$m	US$m
Gross loans and advances to customers
Personal[2]	434,206	(13,758)	(10,396)	410,052

Residential mortgages[2,3]	260,669	(9,297)	1,476	252,848
Other personal[2,4]	173,537	(4,461)	(11,872)	157,204

Corporate and commercial	383,090	(19,724)	25,224	388,590

Commercial, industrial and international trade	196,128	(10,218)	13,948	199,858
Commercial real estate	69,389	(3,444)	1,028	66,973
Other property-related	30,520	(619)	3,584	33,485
Government	6,689	(224)	(71)	6,394
Other commercial[5]	80,364	(5,219)	6,735	81,880

Financial	96,650	(7,501)	21,407	110,556

Non-bank financial institutions	95,237	(7,464)	20,629	108,402
Settlement accounts	1,413	(37)	778	2,154

Asset-backed securities reclassified	7,827	—	(1,655)	6,172

Total gross loans and advances to customers[6]	921,773	(40,983)	34,580	915,370

Gross loans and advances to banks	179,888	(7,625)	24,198	196,461

Total gross loans and advances	1,101,661	(48,608)	58,778	1,111,831

For footnotes, see page 196.
Gross loans and advances to customers by industry sector and by geographical region

								Gross loans
								by industry
			Rest of					sector as a
		Hong	Asia-	Middle	North	Latin		% of total
	Europe	Kong	Pacific	East	America	America	Total	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%
At 30 June 2010
Personal	150,801	50,734	33,637	5,763	148,869	20,248	410,052	44.8

Residential mortgages[3]	103,485	37,394	23,289	1,789	81,811	5,080	252,848	27.6
Other personal[4]	47,316	13,340	10,348	3,974	67,058	15,168	157,204	17.2

Corporate and commercial	186,547	60,728	56,394	17,670	39,021	28,230	388,590	42.4

Commercial, industrial and international trade	100,043	23,363	35,051	9,952	13,406	18,043	199,858	21.8
Commercial real estate	29,723	16,722	7,153	1,044	9,874	2,457	66,973	7.3
Other property-related	5,571	12,179	4,186	1,751	9,220	578	33,485	3.7
Government	1,664	357	660	1,533	406	1,774	6,394	0.7
Other commercial[5]	49,546	8,107	9,344	3,390	6,115	5,378	81,880	8.9

Financial	70,520	3,344	2,497	1,548	30,179	2,468	110,556	12.1

Non-bank financial institutions	69,909	2,523	2,196	1,539	29,845	2,390	108,402	11.9
Settlement accounts	611	821	301	9	334	78	2,154	0.2

Asset-backed securities reclassified	5,193	—	—	—	979	—	6,172	0.7

Total gross loans and advances to customers (‘TGLAC’)[6]	413,061	114,806	92,528	24,981	219,048	50,946	915,370	100.0

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Gross loans and advances to customers by industry sector and by geographical region (continued)

								Gross loans
								by industry
			Rest of					sector as a
		Hong	Asia-	Middle	North	Latin		% of total
	Europe	Kong	Pacific	East	America	America	Total	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%
At 30 June 2010
Percentage of TGLAC by geographical region	45.1%	12.6%	10.1%	2.7%	23.9%	5.6%	100.0%

Impaired loans	10,257	814	1,146	1,978	11,119	2,573	27,887
– as a percentage of TGLAC	2.5%	0.7%	1.2%	7.9%	5.1%	5.1%	3.0%

Total impairment allowances	5,835	731	856	1,587	10,907	2,117	22,033
– as a percentage of TGLAC	1.4%	0.6%	0.9%	6.4%	5.0%	4.2%	2.4%

At 30 June 2009
Personal[2]	157,383	46,700	29,825	6,951	176,464	20,525	437,848	46.0

Residential mortgages[2,3]	104,529	33,808	19,483	1,950	90,903	4,845	255,518	26.8
Other personal[2,4]	52,854	12,892	10,342	5,001	85,561	15,680	182,330	19.2

Corporate and commercial	219,059	47,408	42,823	17,368	47,536	24,706	398,900	41.9

Commercial, industrial and international trade	113,758	17,217	25,662	9,686	13,831	14,956	195,110	20.5
Commercial real estate	34,221	13,108	6,344	1,586	13,455	2,559	71,273	7.5
Other property-related	7,504	9,412	3,592	1,292	8,645	488	30,933	3.3
Government	1,577	861	514	1,299	257	1,649	6,157	0.6
Other commercial[5]	61,999	6,810	6,711	3,505	11,348	5,054	95,427	10.0

Financial	79,972	4,225	2,408	1,427	17,821	1,956	107,809	11.3

Non-bank financial institutions	78,650	3,683	2,033	1,376	17,424	1,907	105,073	11.0
Settlement accounts	1,322	542	375	51	397	49	2,736	0.3

Asset-backed securities reclassified	6,253	—	—	—	1,574	—	7,827	0.8

TGLAC[6]	462,667	98,333	75,056	25,746	243,395	47,187	952,384	100.0

Percentage of TGLAC by geographical region	48.6%	10.3%	7.9%	2.7%	25.6%	4.9%	100.0%

Impaired loans	10,592	994	1,331	901	15,003	3,005	31,826
– as a percentage of TGLAC	2.3%	1.0%	1.8%	3.5%	6.2%	6.4%	3.3%

Total impairment allowances	5,577	847	994	649	17,137	2,497	27,701
– as a percentage of TGLAC	1.2%	0.9%	1.3%	2.5%	7.0%	5.3%	2.9%

At 31 December 2009
Personal[2]	162,562	47,946	32,514	6,405	163,934	20,845	434,206	47.2

Residential mortgages[2,3]	109,872	35,292	21,983	1,898	86,591	5,033	260,669	28.3
Other personal[2,4]	52,690	12,654	10,531	4,507	77,343	15,812	173,537	18.9

Corporate and commercial	202,919	49,340	46,175	16,604	40,902	27,150	383,090	41.5

Commercial, industrial and international trade	112,374	17,728	28,228	9,336	11,528	16,934	196,128	21.3
Commercial real estate	33,853	13,782	6,475	1,309	11,527	2,443	69,389	7.5
Other property-related	6,231	10,062	3,863	1,357	8,452	555	30,520	3.3
Government	2,216	441	595	1,356	208	1,873	6,689	0.7
Other commercial[5]	48,245	7,327	7,014	3,246	9,187	5,345	80,364	8.7

Financial	73,851	2,899	2,350	1,213	14,150	2,187	96,650	10.5

Non-bank financial institutions	73,225	2,462	2,246	1,206	13,963	2,135	95,237	10.3
Settlement accounts	626	437	104	7	187	52	1,413	0.2

Asset-backed securities reclassified	6,284	—	—	—	1,543	—	7,827	0.8

TGLAC[6]	445,616	100,185	81,039	24,222	220,529	50,182	921,773	100.0

Percentage of TGLAC by geographical region	48.3%	10.9%	8.8%	2.6%	23.9%	5.5%	100.0%

Impaired loans	10,722	841	1,200	1,646	13,246	2,951	30,606
– as a percentage of TGLAC	2.4%	0.8%	1.5%	6.8%	6.0%	5.9%	3.3%

Total impairment allowances	6,135	804	996	1,378	13,676	2,553	25,542
– as a percentage of TGLAC	1.4%	0.8%	1.2%	5.7%	6.2%	5.1%	2.8%
For footnotes, see page 196.

Gross loans and advances to customers by country within Rest of Asia-Pacific, Middle East and Latin America

				Commercial,
	Residential	Other	Property-	international
	mortgages	personal	related	trade and other	Total
	US$m	US$m	US$m	US$m	US$m
At 30 June 2010
Rest of Asia-Pacific
Australia	6,176	966	1,942	3,734	12,818
India	855	635	564	4,160	6,214
Indonesia	67	549	104	2,563	3,283
Japan	163	156	820	2,193	3,332
Mainland China	1,770	307	3,068	10,218	15,363
Malaysia	3,374	1,839	1,064	4,489	10,766
Singapore	5,380	3,204	2,676	6,379	17,639
South Korea	2,063	299	29	2,539	4,930
Taiwan	2,315	473	78	2,565	5,431
Other	1,126	1,920	994	8,712	12,752

	23,289	10,348	11,339	47,552	92,528

Middle East (excluding Saudi Arabia)
Egypt	4	360	95	2,314	2,773
Qatar	9	541	510	779	1,839
UAE	1,531	2,436	1,359	9,933	15,259
Other	245	637	831	3,397	5,110

	1,789	3,974	2,795	16,423	24,981

Latin America
Argentina	29	743	56	2,034	2,862
Brazil	806	9,998	1,164	12,853	24,821
Mexico	2,217	2,423	995	6,767	12,402
Panama	1,150	963	474	3,445	6,032
Other	878	1,041	346	2,564	4,829

	5,080	15,168	3,035	27,663	50,946

At 30 June 2009
Rest of Asia-Pacific
Australia	4,618	883	1,719	3,433	10,653
India	977	1,168	478	2,902	5,525
Indonesia	47	557	98	1,934	2,636
Japan	80	146	762	1,501	2,489
Mainland China	1,313	22	2,594	6,931	10,860
Malaysia	2,752	1,588	940	3,736	9,016
Singapore	4,587	2,975	2,341	3,087	12,990
South Korea	1,928	497	30	2,004	4,459
Taiwan	2,111	577	3	1,524	4,215
Other	1,070	1,929	971	8,243	12,213

	19,483	10,342	9,936	35,295	75,056

Middle East (excluding Saudi Arabia)
Egypt	2	292	136	2,105	2,535
Qatar	10	681	261	911	1,863
UAE	1,720	3,321	1,755	9,464	16,260
Other	218	707	726	3,437	5,088

	1,950	5,001	2,878	15,917	25,746

Latin America
Argentina	34	608	50	1,628	2,320
Brazil	541	9,721	961	10,206	21,429
Mexico	2,251	3,265	1,030	6,132	12,678
Panama	1,156	1,000	553	3,292	6,001
Other	863	1,086	453	2,357	4,759

	4,845	15,680	3,047	23,615	47,187

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Gross loans and advances to customers by country within Rest of Asia-Pacific, Middle East and Latin America (continued)

				Commercial,
	Residential	Other	Property-	international
	mortgages	personal	related	trade and other	Total
	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Rest of Asia-Pacific
Australia	5,919	993	1,785	3,496	12,193
India	883	864	458	3,002	5,207
Indonesia	59	571	71	2,114	2,815
Japan	109	149	796	1,444	2,498
Mainland China	1,503	319	2,633	8,915	13,370
Malaysia	2,925	1,717	1,085	3,548	9,275
Singapore	5,149	3,041	2,407	4,251	14,848
South Korea	2,093	407	30	1,932	4,462
Taiwan	2,205	503	53	1,578	4,339
Other	1,138	1,967	1,020	7,907	12,032

	21,983	10,531	10,338	38,187	81,039

Middle East (excluding Saudi Arabia)
Egypt	4	326	126	2,132	2,588
Qatar	9	624	416	841	1,890
UAE	1,650	2,881	1,395	8,848	14,774
Other	235	676	729	3,330	4,970

	1,898	4,507	2,666	15,151	24,222

Latin America
Argentina	31	628	49	1,689	2,397
Brazil	717	10,494	1,076	12,111	24,398
Mexico	2,259	2,702	995	6,762	12,718
Panama	1,151	973	475	3,464	6,063
Other	875	1,015	403	2,313	4,606

	5,033	15,812	2,998	26,339	50,182

Gross loans and advances to banks by geographical region

			Rest of					Impair-
		Hong	Asia-	Middle	North	Latin		ment
	Europe	Kong	Pacific	East	America	America	Total	allowances
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2010	82,119	31,633	35,338	8,644	17,132	21,595	196,461	(165)
At 30 June 2009	72,563	41,197	34,278	6,562	10,048	17,696	182,344	(78)
At 31 December 2009	65,614	36,197	35,648	8,435	15,386	18,608	179,888	(107)

Areas of special interest
Wholesale lending
Wholesale lending covers the range of credit facilities granted to sovereign borrowers, banks, non-bank financial institutions and corporate entities. The Group’s wholesale portfolios are well diversified across geographical and industry sectors, with certain exposures subject to specific portfolio controls. Overall credit quality improved during the first half of 2010, as economies generally demonstrated signs of recovery.
Sovereign risk
The widespread intervention by governments to stabilise and re-capitalise banks and other financial intermediaries helped to reduce the possibility of a systemic threat to financial markets by transferring risk from the private sector to sovereign bodies. However, this increased the large fiscal imbalances in some industrialised economies. As a result, market concerns about sovereign credit risk among these economies intensified during the first half of 2010, particularly in the second quarter, and credit spreads in the affected sovereign and bank credit markets widened. Risk aversion resurfaced, and the assumption of higher sovereign credit risk premia in private securities prices triggered portfolio reallocation to safer assets and a tightening of market liquidity. Initial concerns over liquidity and funding spread to doubts about solvency in a number of cases.

Eurozone sovereign debt
As government deficits rose, financial markets became increasingly concerned about the level of sovereign indebtedness, and the credit rating of certain European government debt issues was downgraded in the first quarter of 2010. Initially, the debt crisis centred on events in Greece. In order to stabilise market conditions, in April 2010, the European Central Bank (‘ECB’) and the International Monetary Fund agreed US$145 billion of loan guarantees and a bilateral loan for Greece, conditional on the implementation of domestic austerity measures. However, this failed to calm fears of contagion in other vulnerable European economies, and debt issued by Spain, Portugal and Ireland was downgraded in April and May 2010. To mitigate fears of further market turmoil and prevent potential contagion to other European countries, on 9 May 2010 Europe’s finance ministers approved a comprehensive rescue package worth almost US$1 trillion called the ‘European Financial Stability Facility’.
     However, concerns remain that fiscal consolidation measures adopted across Europe could trigger a return to recession in some countries and slow the pace of recovery elsewhere.
     HSBC managed its exposure to the affected countries closely during the period. The Group’s total exposure to the sovereign debt of Greece, Ireland, Portugal and Spain was US$4 billion at 30 June 2010. The overall quality of HSBC’s sovereign portfolio remained strong with most in-country and cross-border limits extended to countries with high-grade internal credit risk ratings. The Group regularly updates its assessment of higher risk countries and adjusts its risk appetite to reflect such changes.

Exposure to European sovereign credit risk arising in specific countries

	At 30 June 2010
	Greece	Ireland	Portugal	Spain	Total
	US$bn	US$bn	US$bn	US$bn	US$bn
Balances not held for trading
Cash and balances at central banks	0.2	—	—	0.1	0.3
Financial investments	—	—	0.1	—	0.1

Total balances not held for trading	0.2	—	0.1	0.1	0.4

Balances held for trading
Net securities position	0.9	0.3	0.3	0.8	2.3
Derivatives	0.1	—	0.4	—	0.5

Total balances held for trading	1.0	0.3	0.7	0.8	2.8

Balances held by insurance companies and in funds where policyholders hold the risk	—	0.2	0.1	0.5	0.8

	1.2	0.5	0.9	1.4	4.0

European banks
A recent ECB financial stability review indicated that European banks would have to charge additional impairments of up to US$260 billion by 2011. Following publication of this report, bond spreads on both European and US banks widened in May. The size of the financial sector’s exposure to sovereign debt and doubts about economic conditions in the eurozone raised fresh concerns about banks’ credit ratings. In addition, uncertainty over liquidity, solvency, funding, changing regulation, capital requirements and taxation, and speculation over the stability of the euro, continued to cloud the future for European banking.
     Nonetheless, the first quarter results for many European banks in 2010 improved, though this was overshadowed by the rating downgrades of a number of Greek, Irish and Spanish banks. Problems remained most pronounced for smaller, less well-capitalised financial institutions which were unable to access markets for capital or external funding.
     The Group was recently subject to the CEBS coordinated stress test of 91 EU financial institutions. The objective of the stress test was to assess the overall resilience of the EU banking sector and the banks’ ability to absorb further possible shocks on credit and market risks, including sovereign risks. Banks were required to meet a 6 per cent minimum tier 1 target under stress. HSBC passed the test satisfactorily, with a post stress tier 1 ratio of 10.2 per cent placing it in the top quartile of post stress tier 1 ratios of the institutions tested.
     The Group continues to closely monitor and manage its eurozone bank exposures, and is cautious in lending to segments of this sector. HSBC regularly updates its assessment of higher-risk

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)

eurozone banks and adjusts its risk appetite accordingly. HSBC also, where possible, seeks to play a positive role in maintaining credit and liquidity supply.
Dubai and the UAE
In November 2009, Dubai World announced its intention to seek a standstill with its lenders in respect of the indebtedness of certain Dubai World group companies.
     Subsequently, Dubai World has been involved in a restructuring process working with its advisors and a Coordinating Committee of seven lenders. HSBC has been working as a member of the Coordinating Committee towards a restructuring solution.
     As one of the long-term bankers to Dubai World and the various entities related to the Government of Dubai, HSBC will continue to work constructively to address the prevailing issues. HSBC’s own exposure in Dubai is acceptably spread and is primarily to operating companies within the emirate.
     In the UAE, gross customer loans and advances increased moderately to US$15.3 billion at 30 June 2010 from US$14.8 billion at 31 December 2009. At 30 June 2010, HSBC’s total assets in the Middle East represented 2 per cent of the Group’s balance sheet. In the first half of 2010, loan impairment charges in the region totalled US$438 million. The medium and long-term outlook for the UAE and the rest of the region remains positive with strong growth potential. The Middle East is an important part of HSBC’s international business mix and a region that HSBC remains strongly committed to.
Commercial real estate
The aggregate of commercial real estate and other property-related lending of US$100 billion at 30 June 2010 was 5 per cent higher than at 31 December 2009 on a constant currency basis, and represented 11 per cent of total loans and advances to customers. In the first half of 2010, credit quality in this sector showed signs of stabilising but remained under stress in certain markets.
     HSBC’s exposure to this sector is concentrated in the UK, North America and Hong Kong. In Hong Kong, the market is characterised by strong liquidity and continuing credit appetite. While there are some positive signs of economic recovery in the UK and the US, the slow nature of the recovery ensures that financing and re-financing activity in the sector remains subdued.
     Across HSBC’s commercial real estate portfolios, credit risk is mitigated by long-standing and conservative policies on asset origination which focus on relationships with long-term customers and limited initial leverage. HSBC also operates sector risk appetite limits to guide and prevent higher risk concentrations. While individual regions differ in their approach, typically, origination loan to value ratios would be less than 65 per cent across the Group.
Personal lending
In the first half of 2010, credit quality in the personal lending portfolios improved as economic conditions began to recover. Unemployment remained at high levels, however, particularly in developed economies. In many countries, governments continued to take measures to support economic growth, employment and their housing markets. These measures helped to improve levels of consumer confidence which contributed to a decline in delinquency and loan impairment charges. At this stage, it remains uncertain to what extent the improvement in credit quality would be sustainable in the absence of these government measures.
     The commentary that follows is on a constant currency basis.
     At 30 June 2010, total personal lending was US$410 billion, a reduction of 2 per cent from 31 December 2009. Loan impairment charges and other credit risk provisions in respect of personal lending were concentrated in North America (US$4.6 billion), the UK (US$625 million) and Latin America (US$661 million).
     At 30 June 2010, total US personal lending of US$120 billion was US$15 billion or 11 per cent lower than at the end of 2009, as a result of the continued reduction of HSBC’s consumer finance run-off portfolios and lower balances in the cards business. As part of the reduction in balances, US$1.0 billion of vehicle finance loans were sold to Santander Consumer USA, Inc. in the first half of 2010. In July 2010 HSBC reached agreement in principle with an unaffiliated third party to sell the residual vehicle finance loans (US$4.3 billion), with the sale expected to close in the second half of 2010.
     US residential mortgage balances declined by 7 per cent from 31 December 2009 to US$61 billion following the decision taken in March 2009 to close the Consumer Lending branches and run off the existing consumer finance balances. US mortgages are discussed in greater detail on page 152.

     Other personal lending in the US fell by 15 per cent to US$59 billion, partly because of lower balances in the unsecured Consumer Lending portfolio. In the US cards business, which comprises both general credit card and private label portfolios, balances declined by 14 per cent to US$34 billion, mainly due to a reduction in consumer spending, seasonal repayments and customers paying down their credit card debt.
     Total personal lending in the UK rose by 1 per cent to US$121 billion, with an increase in residential mortgage balances partly offset by a decline in other, mostly unsecured, personal lending. UK mortgage lending is discussed in greater detail on page 152. Other personal lending fell by 5 per cent to US$26 billion, as the reduction in all unsecured lending products reflected tighter lending criteria.
     In Latin America, total personal lending of US$20 billion was 2 per cent lower than at 31 December 2009. Residential mortgage lending was broadly unchanged, while other personal lending declined by 2 per cent to US$15 billion. The reduction was mainly in Mexico, where other personal lending balances fell by 12 per cent to US$2.4 billion as a result of initiatives taken in previous periods to reduce risk in the credit card portfolio and tighten origination criteria.
     For an analysis of new loan impairment allowances and impaired loans, see page 164.

Total personal lending

				Rest of
		Rest of		North	Other
	UK	Europe	US7	America	Regions[8]	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2010
Residential mortgages[3]	95,525	7,960	61,339	20,472	67,552	252,848

Other personal lending	25,568	21,748	58,731	8,327	42,830	157,204

– vehicle finance	—	52	4,232	71	5,796	10,151
– credit cards	11,066	1,777	33,844	1,304	12,442	60,433
– second lien mortgages	895	1	10,373	594	467	12,330
– other	13,607	19,918	10,282	6,358	24,125	74,290

Total personal lending	121,093	29,708	120,070	28,799	110,382	410,052

Impairment allowances
Residential mortgages[3]	(226)	(47)	(3,695)	(25)	(242)	(4,235)

Other personal lending	(1,241)	(538)	(5,970)	(175)	(1,850)	(9,774)

– vehicle finance	—	(6)	(174)	(1)	(302)	(483)
– credit cards	(492)	(250)	(2,948)	(56)	(618)	(4,364)
– second lien mortgages	(68)	—	(1,212)	(25)	—	(1,305)
– other	(681)	(282)	(1,636)	(93)	(930)	(3,622)

Total impairment allowances on personal lending	(1,467)	(585)	(9,665)	(200)	(2,092)	(14,009)

– as a percentage of total personal lending	1.2%	2.0%	8.0%	0.7%	1.9%	3.4%

At 30 June 2009
Residential mortgages[2,3]	95,569	8,960	72,559	18,344	60,086	255,518

Other personal lending[2]	31,138	21,716	77,664	7,897	43,915	182,330

– vehicle finance	—	65	7,804	112	6,334	14,315
– credit cards	12,349	1,785	41,116	1,375	13,136	69,761
– second lien mortgages	1,199	2	13,602	775	470	16,048
– other	17,590	19,864	15,142	5,635	23,975	82,206

Total personal lending[2]	126,707	30,676	150,223	26,241	104,001	437,848

Impairment allowances[2]
Residential mortgages[3]	(90)	(31)	(6,130)	(4)	(214)	(6,469)
Other personal lending[2]	(1,399)	(536)	(9,488)	(225)	(2,301)	(13,949)

– vehicle finance	—	(6)	(330)	(1)	(317)	(654)
– credit cards	(489)	(224)	(4,199)	(60)	(889)	(5,861)
– second lien mortgages	(69)	—	(2,127)	(58)	—	(2,254)
– other	(841)	(306)	(2,832)	(106)	(1,095)	(5,180)

Total impairment allowances on personal lending[2]	(1,489)	(567)	(15,618)	(229)	(2,515)	(20,418)

– as a percentage of total personal lending	1.2%	1.8%	10.4%	0.9%	2.4%	4.7%

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Total personal lending (continued)

				Rest of
		Rest of		North	Other
	UK	Europe	US7	America	Regions[8]	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Residential mortgages[2,3]	100,667	9,205	65,784	20,807	64,206	260,669

Other personal lending[2]	29,018	23,672	69,275	8,068	43,504	173,537

– vehicle finance	—	65	5,771	99	6,378	12,313
– credit cards	12,427	1,820	39,374	1,118	13,319	68,058
– second lien mortgages	1,068	2	11,786	695	472	14,023
– other	15,523	21,785	12,344	6,156	23,335	79,143

Total personal lending[2]	129,685	32,877	135,059	28,875	107,710	434,206

Impairment allowances
Residential mortgages[2,3]	(151)	(41)	(4,416)	(7)	(233)	(4,848)

Other personal lending[2]	(1,443)	(552)	(7,691)	(206)	(2,349)	(12,241)

– vehicle finance	—	(7)	(211)	(1)	(351)	(570)
– credit cards	(524)	(233)	(3,895)	(42)	(854)	(5,548)
– second lien mortgages	(79)	—	(1,608)	(56)	—	(1,743)
– other	(840)	(312)	(1,977)	(107)	(1,144)	(4,380)

Total impairment allowances on personal lending[2]	(1,594)	(593)	(12,107)	(213)	(2,582)	(17,089)

– as a percentage of total personal lending	1.2%	1.8%	9.0%	0.7%	2.4%	3.9%
For footnotes, see page 196.

Mortgage lending
US mortgage lending
US mortgage lending, comprising residential mortgage and second lien lending, made up 17 per cent of the Group’s gross loans and advances to personal customers at 30 June 2010. This compared with 18 per cent at 31 December 2009.
     US mortgage balances fell by 8 per cent from 31 December 2009 to US$72 billion reflecting the continued run-off of the Consumer Lending and Mortgage Services portfolios in HSBC Finance.
     HSBC Finance’s mortgage balances fell by 9 per cent to US$56 billion at 30 June 2010 (31 December 2009: US$61 billion), with the reduction mainly due to portfolio run-off. The rate of decline in balances moderated as loan prepayments slowed and, given its continued weakness, the US mortgage industry offered fewer refinancing options to customers. At 30 June 2010, outstanding balances in the Consumer Lending business were US$36 billion, of which approximately 95 per cent were fixed rate loans and 89 per cent were first lien. The Mortgage Services business had approximately US$20 billion in outstanding balances at 30 June 2010, of which about 64 per cent were fixed rate loans and 87 per cent were first lien. See table on page 155.
     In HSBC Bank USA, mortgage lending declined slightly from US$16.2 billion at
31 December 2009 to US$15.9 billion at 30 June 2010 due to management actions taken to reduce risk. These included the continued sale of the majority of new residential mortgage loan originations to third parties, though certain mortgage loan originations for Premier customers are retained. At 30 June 2010, approximately 32 per cent of the HSBC Bank USA mortgage portfolio were fixed rate loans and 76 per cent were first lien.
     Further discussion of credit trends in the US mortgage lending portfolio and management actions taken to mitigate risk is provided in ‘US personal lending — credit quality’ on page 155.
UK mortgage lending
On a constant currency basis, total mortgage lending in the UK rose by 3 per cent from 31 December 2009 to US$96 billion in response to targeted customer acquisition. Growth was constrained by a reduction in re-mortgage activity as many homeowners with low standard variable rate mortgages have strong incentives to remain with their existing mortgage providers.
     The UK mortgage portfolio primarily consists of lending to owner-occupiers, as HSBC restricts lending to purchase residential property for the purpose of rental. Almost all new business is originated through HSBC’s own sales force and the self-certification of income is not permitted. The majority of mortgage lending is to existing customers holding current or savings accounts with HSBC, which facilitates and strengthens the underwriting process.
     Loan impairment charges and delinquencies in the UK mortgage book declined in the first half of 2010, despite unemployment remaining at high levels. This was helped by the low level of interest rates being charged to mortgage customers, the resilience of house prices and the underlying quality of the portfolio. In the HSBC Bank mortgage portfolio, excluding First Direct, two months or more delinquency rates fell from 1.4 per cent at 31 December 2009 to 1.3 per cent at 30 June 2010. In the first half of 2010, the average loan to value ratio for new business in the UK was 53 per cent, a decrease of 5 percentage points from the end of 2009.
     Interest-only mortgage balances increased by 2 per cent to US$43 billion at 30 June 2010, driven by growth in First Direct. The majority of these mortgages are offset mortgages linked to a current account for which delinquency rates remained at low levels.
     Second lien mortgage balances declined by 9 per cent to US$895 million at 30 June 2010. All second lien balances in the UK were held by HFC Bank Limited (‘HFC’) and were placed in run-off in 2009. Within this portfolio, two months or more delinquency rates declined from 6.6 per cent at 31 December 2009 to 5.7 per cent at 30 June 2010 driven by improvements in the UK economy which helped customers to stay current with their repayments.
     The following table shows the range of mortgage lending products in the various portfolios across the HSBC Group.

Mortgage lending products

				Rest
		Rest of		of North	Other
	UK	Europe	US7	America	regions[8]	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2010
Residential mortgages	95,525	7,960	61,339	20,472	67,552	252,848
Second lien mortgages	895	1	10,373	594	467	12,330

Total mortgage lending	96,420	7,961	71,712	21,066	68,019	265,178

Second lien as a percentage of total mortgage lending	0.9%	—	14.5%	2.8%	0.7%	4.6%

Impairment allowances
Residential mortgages	(226)	(47)	(3,695)	(25)	(242)	(4,235)
Second lien mortgages	(68)	—	(1,212)	(25)	—	(1,305)

Total impairment allowances on mortgage lending	(294)	(47)	(4,907)	(50)	(242)	(5,540)

Interest-only (including endowment) mortgages	43,001	42	—	1,028	1,090	45,161
Affordability mortgages, including ARMs	1,666	1,139	19,556	243	5,943	28,547
Other	125	—	—	—	143	268

Total interest-only and affordability mortgages	44,792	1,181	19,556	1,271	7,176	73,976

– as a percentage of total mortgage lending	46.5%	14.8%	27.3%	6.0%	10.5%	27.9%

Negative equity mortgages[9]	3,263	—	17,783	127	496	21,669
Other loan to value ratios greater than 90 per cent[10]	6,618	—	11,418	1,785	1,367	21,188

Total negative equity and other mortgages	9,881	—	29,201	1,912	1,863	42,857

– as a percentage of total mortgage lending	10.2%	—	40.7%	9.1%	2.7%	16.2%

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Mortgage lending products (continued)

				Rest
		Rest of		of North	Other
	UK	Europe	US7	America	regions[8]	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009
Residential mortgages[2,3]	95,569	8,960	72,559	18,344	60,086	255,518
Second lien mortgages[2]	1,199	2	13,602	775	470	16,048

Total mortgage lending[2]	96,768	8,962	86,161	19,119	60,556	271,566

Second lien as a percentage of total mortgage lending	1.2%	—	15.8%	4.1%	0.8%	5.9%

Impairment allowances
Residential mortgages[2]	(90)	(31)	(6,130)	(4)	(214)	(6,469)
Second lien mortgages[2]	(68)	—	(2,127)	(58)	(1)	(2,254)

Total impairment allowances on mortgage lending	(158)	(31)	(8,257)	(62)	(215)	(8,723)

Interest-only (including endowment) mortgages	42,778	31	—	1,190	1,091	45,090
Affordability mortgages, including ARMs	4,199	1,331	23,651	214	5,262	34,657
Other	161	—	—	—	138	299

Total interest-only and affordability mortgages	47,138	1,362	23,651	1,404	6,491	80,046

– as a percentage of total mortgage lending	48.7%	15.2%	27.4%	7.3%	10.7%	29.5%

Negative equity mortgages[9]	8,851	—	22,701	190	627	32,369
Other loan to value ratios greater than 90 per cent[10]	12,761	44	18,336	1,781	1,585	34,507

Total negative equity and other mortgages	21,612	44	41,037	1,971	2,212	66,876

– as a percentage of total mortgage lending	22.3%	0.5%	47.6%	10.3%	3.7%	24.6%

	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Residential mortgages[2,3]	100,667	9,205	65,784	20,807	64,206	260,669
Second lien mortgages[2]	1,068	2	11,786	695	472	14,023

Total mortgage lending[2]	101,735	9,207	77,570	21,502	64,678	274,692

Second lien as a percentage of total mortgage lending	1.0%	—	15.2%	3.2%	0.7%	5.1%

Impairment allowances
Residential mortgages[2]	(151)	(41)	(4,416)	(7)	(233)	(4,848)
Second lien mortgages[2]	(79)	—	(1,608)	(56)	—	(1,743)

Total impairment allowances on mortgage lending	(230)	(41)	(6,024)	(63)	(233)	(6,591)

Interest-only (including endowment) mortgages	45,471	—	—	1,154	1,127	47,752
Affordability mortgages, including ARMs	2,681	1,084	21,024	232	5,921	30,942
Other	144	—	—	—	147	291

Total interest-only and affordability mortgages	48,296	1,084	21,024	1,386	7,195	78,985

– as a percentage of total mortgage lending	47.5%	11.8%	27.1%	6.4%	11.1%	28.8%

Negative equity mortgages[9]	6,412	—	20,229	163	488	27,292
Other loan to value ratios greater than 90 per cent[10]	10,522	—	13,695	1,887	1,451	27,555

	16,934	—	33,924	2,050	1,939	54,847

– as a percentage of total mortgage lending	16.6%	—	43.7%	9.5%	3.0%	20.0%
For footnotes, see page 196.

     HSBC Finance held approximately US$56 billion of residential mortgage and second lien loans and advances to personal customers secured on real estate at 30 June 2010, 14 per cent of the Group’s gross loans and advances to personal customers. For a breakdown of these balances by portfolio, see below.

HSBC Finance US mortgage lending11

	At 30 June 2010			At 30 June 2009			At 31 December 2009
			Other			Other			Other
	Mortgage	Consumer	mortgage	Mortgage	Consumer	mortgage	Mortgage	Consumer	mortgage
	Services	Lending	lending	Services	Lending	lending	Services	Lending	lending
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Fixed rate[12]	12,436	34,523	97	15,060	41,561	107	13,596	37,639	98

Other[12]	7,084	1,653	5	9,959	2,169	7	8,168	1,867	6

Adjustable-rate	5,799	1,653	5	8,603	2,169	7	7,070	1,867	—
Interest-only (affordability mortgages)	1,285	—	—	1,356	—	—	1,098	—	6

	19,520	36,176	102	25,019	43,730	114	21,764	39,506	104

First lien[12]	16,898	32,296	77	21,256	38,325	84	18,710	34,913	77
Second lien[12]	2,622	3,880	25	3,763	5,405	30	3,054	4,593	27

	19,520	36,176	102	25,019	43,730	114	21,764	39,506	104

Stated income[13]	3,360	—	—	4,875	—	—	3,905	—	—

Impairment allowances	1,931	2,695	1	3,508	4,315	1	2,419	3,167	1
– as a percentage of total mortgage lending	9.9%	7.4%	1.0%	14.0%	9.9%	1.0%	11.1%	8.0%	1.0%
Interest-only (affordability mortgages) are loans which are classified as ‘interest-only’ for an initial period before reverting to repayment. As a consequence, in the table ‘Mortgage lending products’ on page 153 these balances are included in the category ‘Affordability mortgages, including ARMs’ (adjustable-rate mortgages).
For footnotes, see page 196.

US personal lending — credit quality
In the first half of 2010, credit quality in the US personal lending portfolios improved as the economic recovery continued. Delinquency declined from the levels seen in recent periods but remained high compared with pre-crisis levels.
     House prices stabilised in most markets, particularly in the medium and low price segments, in part due to the effects of the government’s various stimulus packages and low interest rates attributable to monetary policy initiatives. How sustainable these improvements will be in the absence of government involvement remains to be seen.
     The job market continued to improve in the first half of 2010. However, US unemployment, which was a major factor in the deterioration in credit quality, remained high at 9.5 per cent, a decrease of 50 basis points since December 2009. Unemployment rates in 6 states were at or above 11 per cent, including California and Florida, where, in each state, HSBC Finance had more than 5 per cent of its total lending balances.
     Continued improvement in unemployment and a sustained recovery in the housing markets remain critical components of a broader US economic recovery. Further weakening of these components may affect consumer confidence and may result in deterioration in consumer payment patterns and credit quality.
Mortgage lending
Residential mortgage exposure in the US declined by 7 per cent to US$61 billion, consistent with HSBC’s strategy to run-off the existing balances in the Consumer Lending and Mortgage Services portfolios to reduce non-prime real estate exposure.
     In the Consumer Lending business, two months or more delinquency rates on first lien loans declined from 15.4 per cent at 31 December 2009 to 14.9 per cent at 30 June 2010. In Mortgage Services, two months or more delinquency rates were stable at 16.5 per cent. The overall decline in delinquency reflected the improved economic conditions and the normal seasonal upturn in collection activities, as some customers use tax refunds to service outstanding debt. In line with the continued run-off

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)

of the portfolios, first lien two months or more delinquent balances in Consumer Lending declined from US$5.4 billion at 31 December 2009 to US$4.8 billion at 30 June 2010 and, in Mortgage Services, from US$3.1 billion at 31 December 2009 to US$2.8 billion at 30 June 2010. This was partly due to risk mitigation action taken since 2007 to tighten underwriting and reduce the risk profile of these portfolios.
     In the HSBC Bank USA residential mortgage portfolio, two months or more delinquency rates on first lien loans declined from 8.6 per cent at 31 December 2009 to 8.1 per cent at 30 June 2010. Delinquent balances steadied as the economy improved and real estate markets and loss severities stabilised. However, both remained high due to continued levels of unemployment.
     Average losses on foreclosed properties in HSBC Finance improved from 31 December 2009, reflecting the stabilisation of house prices in most markets (see page 159). The inventory of repossessed properties increased as delays in processing foreclosures, which had begun when interventions by certain states and local governments had lengthened the procedure and added to backlogs, were eased. It is expected that the inventory of repossessed properties will rise in future periods if backlogs in foreclosure proceedings continue to be reduced. HSBC took various measures to assist customers facing difficulties with their payments, restructuring and modifying loans where it appeared likely that they could be serviced on revised terms. For further details, see ‘HSBC Finance loan modifications and re-ageing’ on page 159.
     Second lien loans have a risk profile characterised by higher loan to value ratios because, in many cases, the second lien loan was taken out to complete the refinancing or purchase of a property. Loss experience on default of second lien loans has typically approached 100 per cent of the amount owed, as any equity in the property is initially applied to the first lien loan. In the Mortgage Services business, the proportion of second lien mortgage customers two months or more delinquent declined from 12.6 per cent at 31 December 2009 to 10.6 per cent at 30 June 2010 while, in Consumer Lending, it fell from 14.0 per cent to 12.4 per cent. The reduction in these portfolios was due to balances proceeding to write-off and lower levels of balances becoming delinquent as economic conditions improved. In HSBC Bank USA, two months or more delinquency rates on second lien mortgage loans rose from 4.0 per cent at 31 December 2009 to 4.4 per cent at 30 June 2010, as balances in the portfolio declined while delinquency remained unchanged.
     Stated-income mortgages are of higher than average risk as they were underwritten on the basis of borrowers’ representations of annual income and were not fully verified by receipt of supporting documentation. In HSBC Finance, stated-income balances continued to run off, declining from US$3.9 billion at 31 December 2009 to US$3.4 billion at 30 June 2010. Two months or more delinquency rates in this portfolio remained stable at 22.7 per cent. In HSBC Bank USA, stated-income balances were broadly unchanged at US$2.1 billion while two months or more delinquency rates declined from 11.1 per cent at 31 December 2009 to 10.7 per cent at 30 June 2010.
     Affordability mortgages include all products where the customer’s monthly payments are set at a low initial rate, either variable or fixed, before resetting to a higher rate once the introductory period is over. At 30 June 2010, affordability mortgage balances in HSBC Finance were US$9 billion, compared with US$10 billion at 31 December 2009, as the existing portfolio continued to run off. In HSBC Bank USA, affordability mortgage balances declined from US$11.0 billion at 31 December 2009 to US$10.9 billion at 30 June 2010.

HSBC Finance: geographical concentration of US lending11,14

	Mortgage lending as a		Other personal lending as a
	percentage of:		percentage of:
		total		total other	Percentage
	total	mortgage	total	personal	of total
	lending	lending	lending	lending	lending
	%	%	%	%	%
California	6	10	5	11	11
New York	4	7	3	7	7
Florida	4	6	3	6	6
Texas	2	4	4	8	6
Pennsylvania	3	6	2	5	5
Ohio	3	5	2	5	5
For footnotes, see page 196.

Credit cards
In the US credit cards business, which comprises both general and private label cards, lending balances were US$34 billion at 30 June 2010 compared with US$39 billion at 31 December 2009. Two months or more delinquent balances in the portfolios declined from US$2.4 billion at 31 December 2009 to US$1.7 billion at 30 June 2010 reflecting lower balances which resulted from fewer active accounts, an increased focus by customers on reducing credit card debt and better early stage delinquency roll rates as economic conditions improved. The reduction was also due to seasonal collection activities, while tighter underwriting criteria reduced the risk profile of the portfolio. In the credit card portfolio, two months or more delinquency rates declined from 7.4 per cent at 31 December 2009 to 5.7 per cent at 30 June 2010, while in the private label portfolio they declined from 4.1 per cent at 31 December 2009 to 3.8 per cent at 30 June 2010.
Vehicle finance
In the vehicle finance portfolio, which is largely in run-off, two months or more delinquency rates fell from 4.6 per cent at 31 December 2009 to 3.6 per cent at 30 June 2010, driven by seasonal improvements in repayment and the improvement in economic conditions. As noted above, US$1.0 billion of vehicle finance loans were sold to Santander Consumer USA, Inc. in the first half of 2010. In July 2010 HSBC reached agreement in principle with an unaffiliated third party to sell the residual vehicle finance loans with the sale expected to close in the second half of 2010.
Other personal lending
In the US unsecured lending portfolio, which is also in run-off, two months or more delinquency rates declined in the improved economic conditions, helped by a seasonal improvement in collections and the result of actions taken previously to tighten underwriting and reduce risk in this portfolio.
US personal lending — loan delinquency
The table below sets out the trends in two months and over contractual delinquencies.

Two months and over contractual delinquency15

	Quarter ended
			As	Ex. period
			reported[2]	change[2]
	30 Jun	31 Mar	31 Dec	31 Dec	30 Sep	30 Jun	31 Mar	31 Dec	30 Sep
	2010	2010	2009	2009	2009	2009	2009	2008	2008
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
In Personal Financial Services in the US
Residential mortgages	8,591	8,960	9,551	11,519	10,834	10,070	9,892	9,236	7,061
Second lien mortgage lending	930	1,011	1,194	1,628	1,631	1,676	1,772	1,790	1,616
Vehicle finance	152	194	267	267	295	310	269	541	512
Credit card	1,201	1,511	1,798	1,798	1,834	1,864	1,992	2,029	1,871
Private label	478	510	622	622	639	636	659	679	606
Personal non-credit card	987	1,194	1,548	2,619	2,680	2,709	2,855	3,020	2,763

Total	12,339	13,380	14,980	18,453	17,913	17,265	17,439	17,295	14,429

	%	%	%	%	%	%	%	%	%
Residential mortgages	14.02	14.12	14.54	17.03	15.39	13.89	12.82	11.42	8.23
Second lien mortgage lending	8.98	9.17	10.14	13.35	12.71	12.35	12.59	12.26	10.59
Vehicle finance	3.59	3.96	4.63	4.63	4.61	3.97	2.79	4.98	4.27
Credit card	5.65	6.84	7.38	7.38	7.28	7.25	7.14	6.76	6.18
Private label	3.80	3.78	4.12	4.12	4.38	4.08	4.28	3.99	3.72
Personal non-credit card	9.60	10.75	12.55	19.77	18.73	18.02	18.30	17.83	15.41

Total	10.28	10.61	11.09	13.34	12.47	11.49	10.92	10.16	8.13

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Two months and over contractual delinquency15 (continued)

	Quarter ended
			As	Ex. period
			reported[2]	change[2]
	30 Jun	31 Mar	31 Dec	31 Dec	30 Sep	30 Jun	31 Mar	31 Dec	30 Sep
	2010	2010	2009	2009	2009	2009	2009	2008	2008
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
In Mortgage Services and Consumer Lending
Mortgage Services:	3,067	3,236	3,477	4,456	4,250	4,257	4,535	4,699	4,227

– first lien	2,788	2,928	3,093	3,900	3,688	3,642	3,824	3,912	3,420
– second lien	279	308	384	556	562	615	711	787	807

Consumer Lending:	5,278	5,493	6,022	7,445	7,131	6,514	6,203	5,577	3,866

– first lien	4,795	4,970	5,380	6,541	6,241	5,640	5,322	4,724	3,176
– second lien	483	523	642	904	890	874	881	853	690

	%	%	%	%	%	%	%	%	%

Mortgage Services:
– first lien	16.50	16.38	16.53	20.00	18.09	17.13	17.24	16.87	14.16
– second lien	10.63	10.87	12.57	17.25	16.36	16.35	17.44	17.72	16.62
– total	15.71	15.62	15.98	19.61	17.84	17.01	17.27	17.01	14.57

Consumer Lending:
– first lien	14.85	14.79	15.41	18.15	16.75	14.72	13.52	11.71	7.72
– second lien	12.44	12.25	13.98	18.64	17.49	16.17	15.43	14.54	11.27
– total	14.59	14.51	15.24	18.21	16.84	14.90	13.76	12.07	8.18
For footnote, see page 196.

Renegotiated loans
Restructuring activity is designed to manage customer relationships, maximise collection opportunities and, if possible, avoid foreclosure or repossession. Such activities include extended payment arrangements, lower interest rates, approved external debt management plans, deferring foreclosure, modification, loan rewrites and/or deferral of payments pending a change in circumstances. Restructuring is most commonly applied to consumer finance portfolios.
     HSBC’s credit risk management policy on restructured loans sets out restrictions on the number and frequency of restructures, the minimum period an account must have been opened before any restructure can be considered and the number of qualifying payments that must be received before the account may be considered restructured and up to date. The application of this policy varies according to the nature of the market, the product, and the availability of empirical data.
     These restructuring policies and practices are based on criteria which, in the judgement of local management, indicate that repayment is likely to continue, and are kept under continual review.
     Loans that are subject to restructuring may only be classified as restructured and up to date once a specified number and/or amount of qualifying payments have been received. These qualifying payments are set at a level appropriate to the nature of the loan and the customer’s circumstances to provide evidence that repayment is likely to continue. Typically the receipt of two or more qualifying payments is required within a certain period, generally 60 days (in the case of HSBC Finance, under certain circumstances, fewer payments may be required).
     Renegotiated loans are segregated from other parts of the loan portfolio for collective impairment assessment, to reflect their risk profile. When empirical evidence indicates an increased propensity to default on accounts which have been restructured, the use of roll rate methodology ensures that this factor is taken into account when calculating impairment allowances. Interest is recorded on renegotiated loans taking into account the new contractual terms following renegotiation.
     Renegotiated loans that would otherwise be past due or impaired totalled US$36 billion at 30 June 2010 (31 December 2009: US$39 billion). The largest concentration was in the US and amounted to US$31 billion (31 December 2009: US$33 billion) or 85 per cent (31 December 2009: 86 per cent) of the Group’s total renegotiated loans. The decline was primarily due to run-off of the US consumer finance real estate book and improved delinquency.

HSBC Finance loan modifications and re-ageing
HSBC Finance continued to refine its customer account management policies and practices, including account modification and re-age programmes. In the first half of 2010, HSBC Finance modified 26,500 loans in Consumer Lending and Mortgage Services through the foreclosure avoidance and account modification programmes, with an aggregate balance of US$3.9 billion.
     At 30 June 2010, the total balance outstanding on HSBC Finance real estate secured accounts which have been re-aged or modified was US$28.4 billion, compared with US$30.2 billion at the end of 2009. At 30 June 2010, 25 per cent of these balances were two or more months delinquent, compared with 26 per cent at the end of 2009.

HSBC Finance foreclosed properties in the US

	Half year	Quarter ended
	to 30 June	30 June	31 March	31 December	30 September
	2010	2010	2010	2009	2009
Number of foreclosed properties at end of period	8,394	8,394	6,961	6,188	6,428
Number of properties added to foreclosed inventory in the half year/quarter	9,313	5,096	4,217	3,496	3,546
Average loss on sale of foreclosed properties (US$000)[16]	4	4	4	5	8
Average total loss on foreclosed properties[17]	49%	49%	49%	50%	52%
Average time to sell foreclosed properties (days)	163	156	170	172	184
For footnotes, see page 196.

Credit quality of financial instruments
The five credit quality classifications set out below and defined on page 225 of the Annual Report and Accounts 2009 describe the credit quality of HSBC’s lending, debt securities portfolios and derivatives. These classifications each encompass a range of more granular, internal credit rating grades assigned to wholesale and retail lending business, as well as the external ratings attributed by external agencies to debt securities.
     There is no direct correlation between the internal and external ratings at granular level, except to the extent each falls within a single quality classification.

Credit quality

	Debt securities	Wholesale lending
	and other bills	and derivatives		Retail lending
	External	Internal	Probability of	Internal	Expected
	credit rating	credit rating	default %	credit rating[18]	loss %
Quality classification
Strong	A– and above	CRR1 to CRR2	0 – 0.169	EL1 to EL2	0 – 0.999
Good	BBB+ to BBB–	CRR3	0.170 – 0.740	EL3	1.000 – 4.999
Satisfactory	BB+ to B+ and unrated	CRR4 to CRR5	0.741 – 4.914	EL4 to EL5	5.000– 19.999
Sub-standard	B and below	CRR6 to CRR8	4.915 – 99.999	EL6 to EL8	20.000 – 99.999
Impaired	Impaired	CRR9 to CRR10	100	EL9 to EL10	100+ or defaulted[19]
For footnotes, see page 196.

     Additional credit quality information in respect of HSBC’s consolidated holdings of ABSs and assets held in consolidated SIVs and conduits is provided on pages 107 to 109 and 126 to 127, respectively.
     For the purpose of the following disclosure retail loans which are past due up to 89 days and are not otherwise classified as EL9 or EL10, are separately classified as past due but not impaired.
     The following tables set out the Group’s distribution of financial instruments by measures of credit quality:

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Distribution of financial instruments by credit quality

	Neither past due nor impaired				Past due		Impair-
			Satisfac-	Sub-	but not		ment
	Strong	Good	tory	standard	impaired	Impaired	allowances[20]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2010
Cash and balances at central banks	67,466	1,899	1,910	301				71,576
Items in the course of collection from other banks	10,200	554	441	—				11,195
Hong Kong Government certificates of indebtedness	18,364	—	—	—				18,364

Trading assets[21]	278,887	52,634	43,105	1,814				376,440

– treasury and other eligible bills	20,524	1,054	473	185				22,236
– debt securities	173,483	7,709	12,539	659				194,390
– loans and advances to banks	50,641	21,567	4,960	266				77,434
– loans and advances to customers	34,239	22,304	25,133	704				82,380

Financial assets designated at fair value[21]	7,722	3,600	6,988	40				18,350

– treasury and other eligible bills	215	—	34	—				249
– debt securities	6,114	3,600	6,399	40				16,153
– loans and advances to banks	594	—	555	—				1,149
– loans and advances to customers	799	—	—	—				799

Derivatives[21]	196,558	70,831	18,587	2,303				288,279

Loans and advances held at amortised cost	585,784	234,005	188,792	40,386	34,749	28,115	(22,198)	1,089,633

– loans and advances to banks	142,135	40,911	12,064	983	140	228	(165)	196,296
– loans and advances to customers[22]	443,649	193,094	176,728	39,403	34,609	27,887	(22,033)	893,337

Financial investments	333,892	20,963	15,298	4,072	—	2,417		376,642

– treasury and other similar bills	56,193	2,289	2,353	439	—	1		61,275
– debt securities	277,699	18,674	12,945	3,633	—	2,416		315,367

Other assets	9,797	5,880	12,264	1,583	660	459		30,643

– endorsements and acceptances	1,506	2,896	4,508	639	14	10		9,573
– accrued income and other	8,291	2,984	7,756	944	646	449		21,070

	Neither past due nor impaired				Past due		Impair-
			Satisfac-	Sub-	but not		ment
	Strong	Good	tory	standard	impaired	Impaired	allowances[20]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009
Cash and balances at central banks	53,720	97	2,288	263				56,368
Items in the course of collection from other banks	14,629	1,337	647	—				16,613
Hong Kong Government certificates of indebtedness	16,156	—	—	—				16,156

Trading assets[21]	292,227	42,859	50,196	3,592				388,874

– treasury and other eligible bills	22,673	99	54	164				22,990
– debt securities	169,211	4,945	15,409	1,305				190,870
– loans and advances to banks	55,632	13,946	3,327	731				73,636
– loans and advances to customers	44,711	23,869	31,406	1,392				101,378

Financial assets designated at fair value[21]	9,030	2,713	9,520	38				21,301

– treasury and other eligible bills	195	300	—	—				495
– debt securities	7,854	2,413	9,520	38				19,825
– loans and advances to banks	204	—	—	—				204
– loans and advances to customers	777	—	—	—				777

Derivatives[21]	239,506	52,446	15,348	3,496				310,796

Loans and advances held at amortised cost	603,762	211,875	192,811	48,522	45,692	32,066	(27,779)	1,106,949

– loans and advances to banks	143,077	25,958	11,646	1,389	34	240	(78)	182,266
– loans and advances to customers[22]	460,685	185,917	181,165	47,133	45,658	31,826	(27,701)	924,683

Financial investments	304,666	17,655	18,811	2,861	23	628		344,644

– treasury and other similar bills	50,617	627	1,476	1,542	—	—		54,262
– debt securities	254,049	17,028	17,335	1,319	23	628		290,382

Other assets	12,782	7,163	13,205	921	397	723		35,191

– endorsements and acceptances	1,241	3,337	4,489	396	6	12		9,481
– accrued income and other	11,541	3,826	8,716	525	391	711		25,710

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Distribution of financial instruments by credit quality (continued)

	Neither past due nor impaired				Past due		Impair-
			Satisfac-	Sub-	but not		ment
	Strong	Good	tory	standard	impaired	Impaired	allowances[20]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Cash and balances at central banks	55,355	3,414	1,589	297				60,655
Items in the course of collection from other banks	5,922	20	453	—				6,395
Hong Kong Government certificates of indebtedness	17,463	—	—	—				17,463

Trading assets[21]	306,481	37,911	39,457	2,221				386,070

– treasury and other eligible bills	21,747	315	169	115				22,346
– debt securities	180,876	7,499	12,360	863				201,598
– loans and advances to banks	59,152	14,213	4,572	189				78,126
– loans and advances to customers	44,706	15,884	22,356	1,054				84,000

Financial assets designated at fair value[21]	11,163	3,834	7,122	79				22,198

– treasury and other eligible bills	223	—	—	—				223
– debt securities	9,701	3,834	7,104	79				20,718
– loans and advances to banks	336	—	18	—				354
– loans and advances to customers	903	—	—	—				903

Derivatives[21]	169,430	60,759	15,688	5,009				250,886

Loans and advances held at amortised cost	570,357	231,394	185,167	43,820	40,078	30,845	(25,649)	1,076,012

– loans and advances to banks	130,403	34,646	13,154	1,434	12	239	(107)	179,781
– loans and advances to customers[22]	439,954	196,748	172,013	42,386	40,066	30,606	(25,542)	896,231

Financial investments	316,604	20,080	15,359	5,602	—	2,389		360,034

– treasury and other similar bills	54,158	1,458	2,315	498	—	5		58,434
– debt securities	262,446	18,622	13,044	5,104	—	2,384		301,600

Other assets	13,454	6,968	12,477	1,718	908	848		36,373

– endorsements and acceptances	1,349	3,200	4,161	512	12	77		9,311
– accrued income and other	12,105	3,768	8,316	1,206	896	771		27,062

For footnotes, see page 196.

     Financial instruments on which credit quality has been assessed increased by 3 per cent to US$2,281 billion in the first half of 2010, of which US$1,509 billion or 66 per cent was classified as ‘strong’. This percentage was in line with 31 December 2009 due to management actions to mitigate the Group’s exposure to credit risk. The proportion of financial instruments classified as ‘good’ rose to 17 per cent, while the proportion of ‘satisfactory’ was broadly unchanged. The proportion of ‘sub-standard’ declined to 2 per cent.
     Derivative assets on which credit quality has been assessed grew by 15 per cent to US$288 billion from 31 December 2009, with most of the growth in balances being classified as ‘strong’. The increase was due to a rise in the proportion of derivatives traded with central counterparties.
     Financial investments on which credit quality has been assessed increased by 5 per cent to US$377 billion, reflecting a rise in the proportion of assets rated as ‘strong’ due to increased investment in government guaranteed and government agency bonds. Balances classified as strong increased by 5 per cent.
Past due but not impaired gross financial instruments
Examples of exposures past due but not impaired include overdue loans fully secured by cash collateral; mortgages that are individually assessed for impairment and that are in arrears more than 90 days, but where the value of collateral is sufficient to repay both the principal debt and all potential interest for at least one year; and short-term trade facilities past due more than 90 days for technical reasons such as delays in documentation, but where there is no concern over the creditworthiness of the counterparty.

Past due but not impaired gross loans and advances to customers and banks by geographical region

			Rest of
		Hong	Asia-	Middle	North	Latin
	Europe	Kong	Pacific	East	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2010	2,717	1,230	2,019	1,372	23,483	3,928	34,749
At 30 June 2009	3,772	1,416	2,374	2,585	31,515	4,030	45,692
At 31 December 2009	3,759	1,165	1,996	1,661	27,989	3,508	40,078
Past due but not impaired gross loans and advances to customers and banks by industry sector

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Banks	140	34	12

Customers	34,609	45,658	40,066

Personal	28,995	36,955	34,306
Corporate and commercial	5,451	8,546	5,522
Financial	163	157	238

	34,749	45,692	40,078

Ageing analysis of days past due but not impaired gross financial instruments

	Up to 29	30-59	60-89	90-179	180 days
	days	days	days	days	and over	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2010
Loans and advances held at amortised cost	22,627	8,058	3,682	238	144	34,749

– loans and advances to banks	140	—	—	—	—	140
– loans and advances to customers	22,487	8,058	3,682	238	144	34,609

Other assets	348	164	85	24	39	660

– endorsements and acceptances	8	3	1	1	1	14
– other	340	161	84	23	38	646

	22,975	8,222	3,767	262	183	35,409

At 30 June 2009
Loans and advances held at amortised cost	29,432	10,035	5,478	528	219	45,692

– loans and advances to banks	33	1	—	—	—	34
– loans and advances to customers	29,399	10,034	5,478	528	219	45,658

Financial investments — debt securities	23	—	—	—	—	23

Other assets	325	47	12	4	9	397

– endorsements and acceptances	2	1	3	—	—	6
– other	323	46	9	4	9	391

	29,780	10,082	5,490	532	228	46,112

At 31 December 2009
Loans and advances held at amortised cost	24,330	9,920	5,259	355	214	40,078

– loans and advances to banks	12	—	—	—	—	12
– loans and advances to customers	24,318	9,920	5,259	355	214	40,066

Other assets	609	130	63	24	82	908

– endorsements and acceptances	9	1	—	1	1	12
– other	600	129	63	23	81	896

	24,939	10,050	5,322	379	296	40,986

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Impaired loans and advances
Impaired loans and advances to customers and banks by industry sector

	Impaired loans and advances			Impaired loans and advances			Impaired loans and advances
	at 30 June 2010			at 30 June 2009			at 31 December 2009
	Individ-	Collect-		Individ-	Collect-		Individ-	Collect-
	ually	ively		ually	ively		ually	ively
	assessed	assessed	Total	assessed	assessed	Total	assessed	assessed	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Banks	228	—	228	240	—	240	239	—	239

Customers	14,462	13,425	27,887	13,449	18,377	31,826	14,767	15,839	30,606

Personal	1,877	13,119	14,996	1,957	17,966	19,923	1,977	15,451	17,428
Corporate and commercial	11,663	305	11,968	10,820	410	11,230	11,839	387	12,226
Financial	922	1	923	672	1	673	951	1	952

	14,690	13,425	28,115	13,689	18,377	32,066	15,006	15,839	30,845

Impairment allowances and charges on loans and advances to customers and banks
The tables below analyse by geographical region the impairment allowances recognised for impaired loans and advances that are either individually assessed or collectively assessed, and collective impairment allowances on loans and advances classified as not impaired.

Impairment allowances on gross loans and advances to customers by geographical region

			Rest of
		Hong	Asia-	Middle	North	Latin
	Europe	Kong	Pacific	East	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2010
Gross loans and advances
Individually assessed impaired loans[23]	8,420	782	989	1,718	1,699	854	14,462

Collectively assessed[24]	404,641	114,024	91,539	23,263	217,349	50,092	900,908

Impaired loans[23]	1,837	32	157	260	9,420	1,719	13,425
Non-impaired loans[25]	402,804	113,992	91,382	23,003	207,929	48,373	887,483

Total gross loans and advances	413,061	114,806	92,528	24,981	219,048	50,946	915,370

Impairment allowances
Individually assessed	3,647	444	474	1,032	434	371	6,402
Collectively assessed	2,188	287	382	555	10,473	1,746	15,631

Total impairment allowances	5,835	731	856	1,587	10,907	2,117	22,033

Net loans and advances	407,226	114,075	91,672	23,394	208,141	48,829	893,337

	%	%	%	%	%	%	%
Individually assessed allowances as a percentage of individually assessed loans and advances	43.3	56.8	47.9	60.1	25.5	43.4	44.3
Collectively assessed allowances as a percentage of collectively assessed loans and advances	0.5	0.3	0.4	2.4	4.8	3.5	1.7
Total allowances as a percentage of total gross loans and advances	1.4	0.6	0.9	6.4	5.0	4.2	2.4

			Rest of
		Hong	Asia-	Middle	North	Latin
	Europe	Kong	Pacific	East	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009
Gross loans and advances Individually assessed impaired loans[23]	8,563	960	1,079	615	1,364	868	13,449

Collectively assessed[24]	454,104	97,373	73,977	25,131	242,031	46,319	938,935

Impaired loans[23]	2,029	34	252	286	13,639	2,137	18,377
Non-impaired loans[25]	452,075	97,339	73,725	24,845	228,392	44,182	920,558

Total gross loans and advances	462,667	98,333	75,056	25,746	243,395	47,187	952,384

Impairment allowances
Individually assessed	3,268	503	458	265	445	375	5,314
Collectively assessed	2,309	344	536	384	16,692	2,122	22,387

Total impairment allowances	5,577	847	994	649	17,137	2,497	27,701

Net loans and advances	457,090	97,486	74,062	25,097	226,258	44,690	924,683

	%	%	%	%	%	%	%
Individually assessed allowances as a percentage of individually assessed loans and advances	38.2	52.4	42.4	43.1	32.6	43.2	39.5
Collectively assessed allowances as a percentage of collectively assessed loans and advances	0.5	0.4	0.7	1.5	6.9	4.6	2.4
Total allowances as a percentage of total gross loans and advances	1.2	0.9	1.3	2.5	7.0	5.3	2.9

	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Gross loans and advances Individually assessed impaired loans[23]	8,800	823	1,006	1,310	1,990	838	14,767
Collectively assessed[24]	436,816	99,362	80,033	22,912	218,539	49,344	907,006

Impaired loans[23]	1,922	18	194	336	11,256	2,113	15,839
Non-impaired loans[25]	434,894	99,344	79,839	22,576	207,283	47,231	891,167

Total gross loans and advances	445,616	100,185	81,039	24,222	220,529	50,182	921,773

Impairment allowances
Individually assessed	3,742	490	508	688	650	416	6,494
Collectively assessed	2,393	314	488	690	13,026	2,137	19,048

Total impairment allowances	6,135	804	996	1,378	13,676	2,553	25,542

Net loans and advances	439,481	99,381	80,043	22,844	206,853	47,629	896,231

	%	%	%	%	%	%	%
Individually assessed allowances as a percentage of individually assessed loans and advances	42.5	59.5	50.5	52.5	32.7	49.7	44.0
Collectively assessed allowances as a percentage of collectively assessed loans and advances	0.5	0.3	0.6	3.0	6.0	4.3	2.1
Total allowances as a percentage of total gross loans and advances	1.4	0.8	1.2	5.7	6.2	5.1	2.8
For footnotes, see page 196.

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Impairment allowances on loans and advances to customers and banks by industry sector

	At 30 June 2010			At 30 June 2009			At 31 December 2009
	Individ-	Collect-		Individ-	Collect-		Individ-	Collect-
	ually	ively		ually	ively		ually	ively
	assessed	assessed	Total	assessed	assessed	Total	assessed	assessed	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Banks[26]	165	—	165	78	—	78	107	—	107

Customers	6,402	15,631	22,033	5,314	22,387	27,701	6,494	19,048	25,542

Personal	544	13,465	14,009	384	20,034	20,418	572	16,517	17,089
Corporate and commercial	5,471	2,050	7,521	4,624	2,138	6,762	5,528	2,354	7,882
Financial	387	116	503	306	215	521	394	177	571

	6,567	15,631	22,198	5,392	22,387	27,779	6,601	19,048	25,649

For footnote, see page 196.
Impairment allowances as a percentage of loans and advances27,28

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	%	%	%
Banks
Individually assessed impairment allowances	0.13	0.06	0.09

Customers	2.62	3.13	2.96

Individually assessed impairment allowances	0.76	0.60	0.75
Collectively assessed impairment allowances	1.86	2.53	2.21

For footnotes, see page 196.
Movement in impairment allowances on loans and advances

	Banks	Customers
	individually	Individually	Collectively
	assessed	assessed	assessed	Total
	US$m	US$m	US$m	US$m
At 1 January 2010	107	6,494	19,048	25,649
Amounts written off	(8)	(675)	(9,678)	(10,361)
Recoveries of loans and advances written off in previous years	2	58	393	453
Charge to income statement	12	1,057	6,165	7,234
Exchange and other movements	52	(532)	(297)	(777)

At 30 June 2010	165	6,402	15,631	22,198

At 1 January 2009	63	3,284	20,625	23,972
Amounts written off	—	(505)	(9,978)	(10,483)
Recoveries of loans and advances written off in previous years	—	34	343	377
Charge to income statement	13	2,237	11,083	13,333
Exchange and other movements	2	264	314	580

At 30 June 2009	78	5,314	22,387	27,779

At 1 July 2009	78	5,314	22,387	27,779
Amounts written off	(35)	(1,058)	(13,264)	(14,357)
Recoveries of loans and advances written off in previous years	6	94	413	513
Charge to income statement	57	2,151	9,401	11,609
Exchange and other movements	1	(7)	111	105

At 31 December 2009	107	6,494	19,048	25,649

Net loan impairment charge to the income statement by geographical region

			Rest of
		Hong	Asia-	Middle	North	Latin
	Europe	Kong	Pacific	East	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2010
Individually assessed impairment allowances
New allowances	782	60	72	388	240	64	1,606
Release of allowances no longer required	(230)	(29)	(52)	(33)	(107)	(26)	(477)
Recoveries of amounts previously written off	(11)	(7)	(8)	(5)	(21)	(8)	(60)

	541	24	12	350	112	30	1,069

Collectively assessed impairment allowances
New allowances net of allowance releases	777	52	212	111	4,537	869	6,558
Recoveries of amounts previously written off	(104)	(13)	(77)	(24)	(73)	(102)	(393)

	673	39	135	87	4,464	767	6,165

Total charge for impairment losses	1,214	63	147	437	4,576	797	7,234

Banks	2	—	—	2	8	—	12
Customers	1,212	63	147	435	4,568	797	7,222

	%	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances (annualised)	0.49	0.09	0.23	2.62	3.91	2.22	1.31

	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2010
Impaired loans	10,398	818	1,147	1,998	11,181	2,573	28,115
Impairment allowances	5,919	731	856	1,605	10,970	2,117	22,198

Half-year to 30 June 2009
Individually assessed impairment allowances
New allowances	1,492	151	199	154	463	134	2,593
Release of allowances no longer required	(166)	(17)	(37)	(10)	(65)	(14)	(309)
Recoveries of amounts previously written off	(22)	(4)	(4)	(1)	—	(3)	(34)

	1,304	130	158	143	398	117	2,250

Collectively assessed impairment allowances
New allowances net of allowance releases	1,219	153	415	261	7,991	1,387	11,426
Recoveries of amounts previously written off	(107)	(12)	(50)	(11)	(43)	(120)	(343)

	1,112	141	365	250	7,948	1,267	11,083

Total charge for impairment losses	2,416	271	523	393	8,346	1,384	13,333

Banks	7	—	—	6	—	—	13
Customers	2,409	271	523	387	8,346	1,384	13,320

	%	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances (annualised)	0.91	0.39	0.96	2.45	6.64	4.30	2.37

	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2009
Impaired loans	10,740	994	1,331	921	15,075	3,005	32,066
Impairment allowances	5,655	847	994	649	17,137	2,497	27,779

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Net loan impairment charge to the income statement by geographical region (continued)

			Rest of
		Hong	Asia-	Middle	North	Latin
	Europe	Kong	Pacific	East	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 31 December 2009
Individually assessed impairment allowances
New allowances	1,081	164	142	444	589	160	2,580
Release of allowances no longer required	(89)	(47)	(45)	(6)	(47)	(38)	(272)
Recoveries of amounts previously written off	(48)	(5)	(11)	(1)	(24)	(11)	(100)

	944	112	86	437	518	111	2,208

Collectively assessed impairment allowances
New allowances net of allowance releases	1,137	80	332	517	6,534	1,214	9,814
Recoveries of amounts previously written off	(88)	(13)	(67)	(14)	(26)	(205)	(413)

	1,049	67	265	503	6,508	1,009	9,401

Total charge for impairment losses	1,993	179	351	940	7,026	1,120	11,609

Banks	48	—	—	9	—	—	57
Customers	1,945	179	351	931	7,026	1,120	11,552

	%	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances (annualised)	0.77	0.26	0.60	5.71	5.91	3.23	2.09

	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Impaired loans	10,873	846	1,201	1,666	13,308	2,951	30,845
Impairment allowances	6,227	804	996	1,393	13,676	2,553	25,649
Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region

			Rest of
		Hong	Asia-	Middle	North	Latin
	Europe	Kong	Pacific	East	America	America	Total
	%	%	%	%	%	%	%
Half-year to 30 June 2010
New allowances net of allowance releases	0.71	0.17	0.51	3.85	4.34	3.64	1.81
Recoveries	(0.06)	(0.04)	(0.19)	(0.24)	(0.09)	(0.44)	(0.11)

Total charge for impairment losses	0.65	0.13	0.32	3.61	4.25	3.20	1.70

Amount written off net of recoveries	0.49	0.26	0.59	1.84	6.69	4.72	2.32

Half-year to 30 June 2009
New allowances net of allowance releases	1.39	0.59	1.57	3.05	6.52	6.77	3.17
Recoveries	(0.07)	(0.03)	(0.15)	(0.09)	(0.03)	(0.55)	(0.09)

Total charge for impairment losses	1.32	0.56	1.42	2.96	6.49	6.22	3.08

Amount written off net of recoveries	0.60	0.28	0.94	1.19	5.63	5.05	2.34

Half-year to 31 December 2009
New allowances net of allowance releases	1.02	0.40	1.08	7.59	5.97	5.54	2.69
Recoveries	(0.06)	(0.04)	(0.20)	(0.12)	(0.04)	(0.90)	(0.11)

Total charge for impairment losses	0.96	0.36	0.88	7.47	5.93	4.64	2.58

Amount written off net of recoveries	0.66	0.38	0.94	1.62	8.83	5.04	3.08

Impaired loans by geographical region

				Movement			Movement
			31 Dec 09	on a			on a
		Constant	at 30 Jun 10	constant			constant
	31 Dec 09	currency	exchange	currency	30 Jun 10	Reported	currency
	as reported	effect	rates	basis	as reported	change	basis
	US$m	US$m	US$m	US$m	US$m	%	%
Europe	10,873	(990)	9,883	515	10,398	(4)	5
Hong Kong	846	(3)	843	(25)	818	(3)	(3)
Rest of Asia-Pacific	1,201	1	1,202	(55)	1,147	(4)	(5)
Middle East	1,666	(1)	1,665	333	1,998	20	20
North America	13,308	(5)	13,303	(2,122)	11,181	(16)	(16)
Latin America	2,951	(45)	2,906	(333)	2,573	(13)	(11)

Total	30,845	(1,043)	29,802	(1,687)	28,115	(9)	(6)

Impaired loans and net loan impairment allowances
Reported loan impairment charges declined by 46 per cent against the first half of 2009 to US$7.2 billion in the first half of 2010 and by 47 per cent on an underlying basis. Reported impaired loans were US$28 billion at 30 June 2010, a decrease of 9 per cent since the end of 2009 and 6 per cent on an underlying basis. The following commentary is on a constant currency basis.
     New allowances for loan impairment charges decreased by 43 per cent compared with the first half of 2009, to US$8 billion. Releases and recoveries were 29 per cent higher than in the first half of 2009 at US$930 million.
     Impaired loans were 3 per cent of total gross loans and advances at 30 June 2010, compared with 3 per cent at 31 December 2009.
     In Europe, new loan impairment allowances were US$1.6 billion, 43 per cent lower than in the first half of 2009, driven by an improvement in the credit environment across the region. Impaired loans of US$10 billion were 5 per cent higher than at the end of 2009 due to an impairment of a specific financial transaction, and increased impaired loans in the hotel and restaurant sector in the UK. Individually assessed new loan impairment allowances were lower due to the non-recurrence of a small number of specific impairment charges in the property and retail distribution sectors and reflected a stabilisation of economic conditions. Collectively assessed new loan impairment allowances declined in the personal and commercial lending portfolios, despite unemployment remaining at high levels. In the UK residential mortgage portfolio, new loan impairment allowances declined as delinquency reduced and house prices rose. Credit quality in the growing UK mortgage portfolio remained strong, assisted by HSBC’s robust credit underwriting policy, and exposure to this market remained well secured with typical loan to value ratios of below 60 per cent.
     In Europe, releases and recoveries were US$345 million, an increase of 15 per cent from the first half of 2009.
     In Hong Kong, new loan impairment allowances declined from historically low levels in the first half of 2009 to US$112 million and impaired loans fell by 3 per cent from the end of 2009 to US$818 million. Loan impairment allowances in both the personal lending and commercial portfolios fell due to the improvement in economic conditions and a reduction in bankruptcy levels.
     New loan impairment allowances in Rest of Asia-Pacific fell by 58 per cent from the first half of 2009 to US$284 million. The decline was mainly in India where lower loan impairment allowances were attributable to a planned reduction in credit cards and other unsecured personal lending balances as underwriting standards were tightened, while large individually assessed impairments on certain technology-related exposures did not recur. Impaired loans in the region declined by 5 per cent at the end of 2009 to US$1 billion.
     Releases and recoveries in the Rest of Asia-Pacific region rose by 38 per cent compared with the first half of 2009.
     In the Middle East, new loan impairment allowances rose by 20 per cent from the first half of 2009 to US$499 million. The increase was due to significant new individual impairment allowances recorded against a small number of large corporate exposures. Collective loan impairment allowances against the personal lending portfolios declined due to a better outlook for future loss estimates as delinquency rates improved. This followed steps taken to improve portfolio quality and increase collection activity. Impaired loans rose by 20 per

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)

cent from 31 December 2009 to US$2 billion due to credit deterioration in a small number of specific exposures.
     Releases and recoveries in the Middle East more than doubled from the first half of 2009 to US$62 million due to more benign credit conditions.
     In North America, new loan impairment allowances declined by 44 per cent from the first half of 2009 to US$5 billion. This marked decline was across all portfolios, driven by lower new collectively assessed loan impairment allowances in HSBC Finance’s portfolios which were due to lower delinquency rates as economic conditions and credit quality improved.
     In Card and Retail Services, new loan impairment allowances declined due to a reduction in lending balances and an improvement in delinquencies. In the Consumer Lending and Mortgage Services portfolios, new loan impairment allowances also fell as the portfolio continued to run-off.
     In the corporate and commercial portfolios, new loan impairment allowances declined, particularly in the commercial real estate and construction sectors in the US and in the manufacturing, trade and services sectors in Canada.
     In North America, impaired loans decreased by 16 per cent from the end of 2009 to US$11 billion. Releases and recoveries rose by 83 per cent from the first half of 2009 to US$201 million.
     In Latin America, new loan impairment allowances fell by 47 per cent from the first half of 2009 to US$933 million, and impaired loans declined by 11 per cent from the end of 2009 to US$3 billion. The reduction in new loan impairment allowances reflected the improvement in credit conditions across the region and the positive effects of management actions taken to run down the higher risk lending portfolios. In Mexico, there was a significant reduction in collectively assessed new loan impairment allowances on the personal lending portfolios, notably in credit cards, following steps taken in previous periods which led to lower balances. Lower loan impairment allowances in the commercial portfolio were seen in Brazil as economic conditions improved.
     Releases and recoveries in Latin America declined by 14 per cent from the first half of 2009 to US$136 million.
     For an analysis of loan impairment charges and other credit risk provisions by customer group, see pages 21 to 23.
Risk elements in the loan portfolio
The disclosure of credit risk elements under the following headings reflects US accounting practice and classifications:
•	impaired loans;

•	unimpaired loans contractually past due 90 days or more as to interest or principal; and

•	troubled debt restructurings not included in the above.
Impaired loans
In accordance with IFRSs, HSBC recognises interest income on assets after they have been written down as a result of an impairment loss. In the following tables, HSBC presents information on its impaired loans and advances in accordance with the disclosure convention described on page 225 of the Annual Report and Accounts 2009.
Unimpaired loans past due 90 days or more as to principal or interest
Loans that are subject to individual impairment assessment and are over 90 days past due as regards principal and/or interest are classified as unimpaired loans when the Group expects to recover contractual cash flows in full.
Troubled debt restructurings
The SEC requires separate disclosure of any loans not included in the previous two categories whose terms have been modified to grant concessions other than are warranted by market conditions because of problems with the borrower. These are classified as ‘troubled debt restructurings’ (‘TDR’s). The definition of TDRs differs from the ‘Renegotiated loans that would otherwise be past due or impaired’ quantified on page 158 insofar as for TDRs, the delinquency status of the loan following restructuring may continue to be past due not impaired or, where appropriate, impaired. In addition, where a restructure is on market terms, the classification of a loan as a TDR may be discontinued after the first year if the debt performs in accordance with the new terms.
     TDRs increased by 4 per cent in the first half of 2010, reflecting the movement in loan balances where long-term modifications were offered to customers experiencing payment difficulties, particularly in the real estate secured portfolios in the US.

Potential problem loans
Credit risk elements also cover potential problem loans. These are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. There are no potential problem loans other than those identified in the table of risk elements set out below, and as discussed in ‘Areas of special interest’ on page 148. ‘Areas of special interest’ includes further disclosure about certain homogeneous groups of loans which are collectively assessed for impairment and which represent the Group’s most significant exposure to potential problem loans, including ARMs and stated-income products. Collectively assessed loans and advances, as set out on page 164, although not classified as impaired until more than 90 days, are assessed collectively for losses that have been incurred but have not yet been individually identified. This policy is further described on page 204 of the Annual Report and Accounts 2009.

Analysis of risk elements in the loan portfolio by geographical region

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Impaired loans
Europe	10,398	10,740	10,873
Hong Kong	818	994	846
Rest of Asia-Pacific	1,147	1,331	1,201
Middle East	1,998	921	1,666
North America	11,181	15,075	13,308
Latin America	2,573	3,005	2,951

	28,115	32,066	30,845

Unimpaired loans contractually past due 90 days or more as to principal or interest
Europe	60	135	57
Hong Kong	4	20	4
Rest of Asia-Pacific	15	118	36
Middle East	194	215	215
North America	94	226	217
Latin America	15	33	40

	382	747	569

Troubled debt restructurings (not included in the classifications above)
Europe	342	449	436
Hong Kong	235	228	236
Rest of Asia-Pacific	173	127	135
Middle East	94	51	103
North America	10,290	6,227	9,613
Latin America	1,378	943	1,518

	12,512	8,025	12,041

Trading loans classified as in default
North America	512	788	798

Risk elements on loans
Europe	10,800	11,324	11,366
Hong Kong	1,057	1,242	1,086
Rest of Asia-Pacific	1,335	1,576	1,372
Middle East	2,286	1,187	1,984
North America	22,077	22,316	23,936
Latin America	3,966	3,981	4,509

	41,521	41,626	44,253

Assets held for resale
Europe	42	76	52
Hong Kong	6	24	10
Rest of Asia-Pacific	6	18	8
Middle East	2	2	2
North America	961	1,088	707
Latin America	130	123	153

	1,147	1,331	932

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Analysis of risk elements in the loan portfolio by geographical region (continued)

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Total risk elements
Europe	10,842	11,400	11,418
Hong Kong	1,063	1,266	1,096
Rest of Asia-Pacific	1,341	1,594	1,380
Middle East	2,288	1,189	1,986
North America	23,038	23,404	24,643
Latin America	4,096	4,104	4,662

	42,668	42,957	45,185

	%	%	%
Loan impairment allowances as a percentage of risk elements on loans[29]	54.1	68.7	59.0
For footnote, see page 196.

Liquidity and funding

HSBC expects its operating entities to manage liquidity and funding risk on a stand-alone basis employing a centrally imposed framework and limit structure which is adapted to changes in business mix and underlying markets. The Group emphasises the importance of customer deposits as a source of stable funding, using funding from professional markets only in selected circumstances and for non-banking subsidiaries such as HSBC Finance.
The objectives, policies and procedures for the management of liquidity and funding risks are described in the Annual Report and Accounts 2009, the key features of which are repeated below.
     HSBC adapts its liquidity and funding risk management framework in response to changes in the mix of business that it undertakes, and to changes in the nature of the markets in which it operates. The Group also seeks to continuously evolve and strengthen its liquidity and funding risk management framework. As part of this on-going process, the Group has refined the way in which it characterises core deposits. The characterisation takes into account the activities and operating environment of the Group entity originating the deposit, the nature of the customer and the size and pricing of the deposit. This exercise has resulted in a revised internal calculation of advances to core funding ratios (discussed more fully below), and comparatives have been restated accordingly. While total core deposits at the Group consolidated level have not changed materially, there have been some revisions to individual Group entities.
     The Group employs a number of measures to monitor liquidity risk. The emphasis on the ratio of net liquid assets to customer deposits, as reported in the Annual Report and Accounts 2009, has been reduced and a ‘stressed one month coverage’ ratio, an extension of the Group’s projected cash flow scenario analysis, is now used by the RMM as a simple and more useful metric to express liquidity risk.
     The management of liquidity and funding is primarily undertaken locally in HSBC’s operating entities in compliance with practices and limits set by the RMM. These limits vary according to the depth and the liquidity of the markets in which the entities operate. HSBC’s general policy is that each banking entity should be self-sufficient in funding its own operations.
     Current accounts and savings deposits payable on demand or at short notice form a significant part of HSBC’s funding, and the Group places considerable importance on maintaining their stability. For deposits, stability depends upon preserving depositor confidence in HSBC’s capital strength and liquidity, and on competitive and transparent pricing.
     HSBC also accesses professional markets in order to obtain funding for non-banking subsidiaries that do not accept deposits, to maintain a presence in local money markets and to optimise the funding of asset maturities not naturally matched by core deposit funding. In aggregate, HSBC’s banking entities are liquidity providers to the interbank market, placing significantly more funds with other banks than they borrow.
     The main operating subsidiary that does not accept deposits is HSBC Finance, which is funded principally by taking term funding in the professional markets and by securitising assets. At 30 June 2010, US$73 billion (30 June 2009: US$88 billion; 31 December 2009: US$82 billion) of HSBC Finance’s liabilities were drawn from professional markets, utilising a range of products, maturities and currencies. As the loan portfolios within HSBC Finance are in run-off it has not accessed the term debt markets for more than two years.
The management of liquidity risk
The Group uses a number of principal measures to manage liquidity risk, as described below.
Advances to core funding ratio
HSBC emphasises the importance of core customer deposits as a source of funds to finance lending to customers, and discourages reliance on short-term professional funding. This is achieved by placing limits on banking entities which restrict their ability to increase loans and advances to customers without corresponding growth in core customer deposits or long term debt funding. This measure is referred to as the ‘advances to core funding’ ratio (previously referred to in the Annual Report and Accounts 2009 as the ‘advances to deposits’ ratio).
     Advances to core funding ratio limits are set by the RMM and monitored by Group Finance. The ratio describes current loans and advances to customers as a percentage of the total of core customer deposits and term funding with a remaining term to maturity in excess of one year. Loans and advances to customers which are part of reverse repurchase arrangements, and where HSBC receives securities which are deemed to be liquid, are excluded from the advances to core funding ratio.
     The three principal banking entities listed in the table below represented 62 per cent of HSBC’s total core deposits at 30 June 2010 (30 June 2009: 64 per cent; 31 December 2009: 63 per cent). The table shows that loans and advances to customers in HSBC’s principal banking entities are overwhelmingly financed by reliable and stable sources of funding. HSBC would meet any unexpected net cash outflows by selling securities and accessing additional funding sources such as interbank or collateralised lending markets. The distinction between core and non-core deposits generally means that the Group’s measure of advances to core funding is more restrictive than that which can be inferred from the published financial statements.

HSBC’s principal banking entities — the management of liquidity risk

	Advances to core funding ratio			Stressed one month coverage ratio
	during half-year to:			during half-year to:
	30	30	31	30	30	31
	June	June	December	June	June	December
	2010	2009	2009	2010	2009	2009
	%	%	%	%	%	%
HSBC Bank plc[30]
Period-end	107.3	113.0	105.0	107.4	102.5	103.2
Maximum	110.0	114.6	116.0	111.3	106.5	108.1
Minimum	105.0	108.9	105.0	103.2	101.3	101.7
Average	107.6	111.6	109.9	106.7	103.2	104.4

The Hongkong and Shanghai Banking Corporation[30]
Period-end	64.8	58.7	55.5	137.3	138.2	153.2
Maximum	64.8	62.0	58.7	154.3	150.7	153.2
Minimum	55.5	55.9	55.5	137.3	134.3	138.2
Average	59.7	58.9	56.3	146.5	140.3	148.4

HSBC Bank USA
Period-end	95.7	106.4	101.0	110.7	121.9	105.3
Maximum	104.0	124.8	106.6	112.9	128.0	121.9
Minimum	95.7	106.4	97.0	105.3	121.9	105.3
Average	100.4	113.7	102.1	110.1	124.6	113.2

Total of HSBC’s other principal banking entities[31]
Period-end	85.7	87.7	85.9	123.7	119.7	124.8
Maximum	87.2	89.2	87.7	126.5	121.7	124.8
Minimum	85.7	81.2	85.9	120.9	116.3	118.6
Average	86.6	85.5	86.6	123.7	119.4	121.5
For footnotes, see page 196.

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)

Projected cash flow scenario analysis
The Group uses a number of standard projected cash flow scenarios designed to model both Group-specific and market-wide liquidity crises in which the rate and timing of deposit withdrawals and drawdowns on committed lending facilities are varied, and the ability to access interbank funding and term debt markets and to generate funds from asset portfolios are restricted. The Group applies conservative criteria to those securities that can be deemed ‘liquid’ and are therefore assumed to be a source of funding under stress scenarios. The scenarios are modelled by all Group banking entities and by HSBC Finance. The appropriateness of the assumptions under each scenario is regularly reviewed. In addition to the Group’s standard projected cash flow scenarios, individual entities are required to design their own scenarios to reflect specific local market conditions, products and funding bases.
Stressed one month coverage ratio
The stressed one month coverage ratios tabulated above are derived from these scenario analyses, and express the stressed cash inflows as a percentage of stressed cash outflows over a one month time horizon. Group sites are required to target a ratio of 100 per cent or greater.
HSBC Finance
As HSBC Finance is unable to accept standard retail deposits, it takes funding from the professional markets. HSBC Finance uses a range of measures to monitor funding risk, including projected cash flow scenario analysis and caps placed on the amount of unsecured term funding that can mature in any rolling three-month and rolling 12-month periods. HSBC Finance also maintains access to committed sources of secured funding and has in place committed backstop lines for short-term refinancing CP programmes.
HSBC Finance — funding

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$bn	US$bn	US$bn
Maximum amounts of unsecured term funding maturing in any rolling:
3-month period	5.2	5.2	5.2
12-month period	12.3	13.5	12.3
Unused committed sources of secured funding[32]	0.5	—	0.4
Committed backstop lines from non-Group entities in support of CP programmes	4.3	5.3	5.3
For footnote, see page 196.
     The need for HSBC Finance to refinance maturing term funding is mitigated by the continued run-down of its balance sheet.
Contingent liquidity risk
In the normal course of business, Group entities provide customers with committed facilities, including committed backstop lines to conduit vehicles sponsored by HSBC and standby facilities to corporate customers. These facilities increase the funding requirements of the Group when customers choose to raise drawdown levels above their normal utilisation rates. The liquidity risk consequences of increased levels of drawdown are analysed in the form of projected cash flows under different stress scenarios. The RMM also sets limits for non-cancellable contingent funding commitments by Group entity after due consideration of each entity’s ability to fund them. The limits are split according to the borrower, the liquidity of the underlying assets and the size of the committed line.
     In times of market stress, the Group may choose to provide non-contractual liquidity support to certain HSBC-sponsored vehicles or HSBC-promoted products. This support would only be provided after careful consideration of the potential funding requirement and the impact on the entity’s overall liquidity.

HSBC’s contractual exposures monitored under the contingent liquidity risk limit structure

										The Hongkong and
										Shanghai Banking
	HSBC Bank			HSBC Bank USA			HSBC Bank Canada			Corporation
	At	At	At	At	At	At	At	At	At	At	At	At
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
	2010	2009	2009	2010	2009	2009	2010	2009	2009	2010	2009	2009
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
Conduits
Client-originated assets[33]
– total lines	7.3	6.3	7.4	5.1	9.4	6.4	0.1	0.3	0.3	0.2	—	0.3
– largest individual lines	0.8	1.0	0.8	0.5	0.4	0.4	0.1	0.1	0.1	0.2	—	0.3
HSBC-managed assets[34]	26.9	30.9	29.1	—	—	—	—	—	—	—	—	—
Other conduits[35]	—	—	—	1.3	1.2	1.3	—	—	—	—	—	—

Single-issuer liquidity facilities
– five largest[36]	4.1	5.6	4.3	5.7	4.5	6.1	2.0	1.8	2.0	2.8	0.9	1.2
– largest market sector[37]	6.8	7.8	7.9	4.4	3.1	4.7	3.5	2.6	2.9	2.9	1.5	1.5
For footnotes, see page 196.

The impact of market turmoil on liquidity risk

HSBC’s limited dependence on wholesale markets for funding has been a significant competitive advantage during the recent period of market turmoil. As a net provider of funds to the interbank market, HSBC has not been significantly affected by the scarcity of interbank funding.
Market turmoil continued to have adverse effects on the liquidity and funding risk profile of the banking system in 2010:
•	the markets continued to react cautiously to uncertainties arising from some economic and political developments and from potential regulatory changes;

•	wholesale funding markets, both secured and unsecured, continued to be challenging; and

•	many asset classes continued to suffer from reduced liquidity.
     Despite these challenges, the Group has continued to have good access to debt capital markets with a number of issues completed in the six months to 30 June 2010.
Market risk
There have been no material changes to HSBC’s objectives for the management of market risk as described in the Annual Report and Accounts 2009. The key features are reported below.
     Market risk is the risk that movements in market factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices, will reduce HSBC’s income or the value of its portfolios.
     HSBC separates exposures to market risk into trading and non-trading portfolios. Trading portfolios include positions arising from market-making, position-taking and other marked-to-market positions so designated.
     Non-trading portfolios include positions that primarily arise from the interest rate management of HSBC’s retail and commercial banking assets and liabilities, financial investments designated as available for sale and held to maturity, and exposures arising from HSBC’s insurance operations.
     Market risk arising in HSBC’s insurance businesses is discussed in ‘Risk management of insurance operations’ on pages 185 to 189.
Monitoring and limiting market risk exposures
HSBC uses a range of tools to monitor and limit market risk exposures. These include sensitivity analysis, value at risk (‘VAR’) and stress testing.

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)

Sensitivity analysis
Sensitivity measures are used to monitor the market risk positions within each risk type, for example, for interest rate risk, the present value of a basis point movement in interest rates. Sensitivity limits are set for portfolios, products and risk types, with the depth of the market being one of the principal factors in determining the level of limits set.
Value at risk
VAR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.
     The VAR models used by HSBC are based predominantly on historical simulation. These models derive plausible future scenarios from past series of recorded market rates and prices, taking account of inter-relationships between different markets and rates such as interest rates and foreign exchange rates. The models also incorporate the effect of option features on the underlying exposures.
     The historical simulation models used by HSBC include the following elements:
•	potential market movements are calculated with reference to data from the past two years;

•	historical market rates and prices are calculated with reference to foreign exchange rates and commodity prices, interest rates, equity prices, credit spreads and the associated volatilities; and

•	VAR is calculated to a 99 per cent confidence level and for a one-day holding period.
     HSBC routinely validates the accuracy of its VAR models by back-testing the actual daily profit and loss results, adjusted to remove non-modelled items such as fees and commissions, against the corresponding VAR numbers. Statistically, HSBC would expect to see losses in excess of VAR only 1 per cent of the time over a one-year period. The actual number of excesses over this period can therefore be used to gauge how well the models are performing.
     Although a valuable guide to risk, VAR should always be viewed in the context of its limitations. For example:
•	the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;
•	the use of a one-day holding period assumes that all positions can be liquidated or the risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day holding period may be insufficient to liquidate or hedge all positions fully;

•	the use of a 99 per cent confidence level, by definition, does not take into account losses that might occur beyond this level of confidence;

•	VAR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures; and

•	VAR is unlikely to reflect loss potential on exposures that only arise under significant market moves.
Stress testing
In recognition of the limitations of VAR, HSBC augments it with stress testing to evaluate the potential impact on portfolio values of more extreme, although plausible, events or movements in a set of financial variables.
     The process is governed by the Stress Testing Review Group forum. This coordinates the Group’s stress testing scenarios in conjunction with regional risk managers, considering actual market risk exposures and market events in determining the scenarios to be applied at portfolio and consolidated levels, as follows:
•	sensitivity scenarios, which consider the impact of any single risk factor or set of factors that are unlikely to be captured within the VAR models, such as the break of a currency peg;

•	technical scenarios, which consider the largest move in each risk factor, without consideration of any underlying market correlation;

•	hypothetical scenarios, which consider potential macro economic events, for example, a global flu pandemic; and

•	historical scenarios, which incorporate historical observations of market movements during previous periods of stress which would not be captured within VAR.
     Stress testing results provide senior management with an assessment of the financial impact such events would have on HSBC’s profit. The following table provides an overview of the reporting of risks within this section:

Portfolio
	Trading	Non-trading
Risk type
Foreign exchange and commodity	VAR	VAR[38]
Interest rate	VAR	VAR[39]
Equity	VAR	Sensitivity
Credit spread	VAR	VAR[40]
For footnotes, see page 196.
The impact of market turmoil on market risk

High levels of market volatility across all asset classes continued into 2010 although the effect was limited by HSBC reducing its market risk exposures in non-trading portfolios.
Uncertainty over the robustness of the economic recovery, high levels of government borrowing in major economies and concerns over sovereign debt in the eurozone area have led to increased levels of market volatility across all asset classes during the first half of 2010.
     The overall impact on VAR was limited as a result of continuing to manage down the market risk exposures in non-trading portfolios.
Value at risk of the trading and non-trading portfolios
The VAR, both trading and non-trading, for the Group was as follows:
Value at risk (excluding credit spread VAR)

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
At period end	182.6	152.3	204.5
Average	201.2	166.2	146.4
Minimum	156.2	135.1	105.7
Maximum	275.8	194.6	204.5
     During the first half of 2010, continued market volatility, a reduction in portfolio diversification benefits and an increase in client-led transactions resulted in frequent periods of higher VAR utilisation, as reflected in the VAR summary in the above table. A significant amount of the underlying exposure driving the higher utilisation matured in the second quarter of 2010.
     The daily VAR, both trading and non-trading, for the Group was as follows:
Daily VAR (trading and non-trading) (US$m)
     The major contributor to the trading and non-trading VAR for the Group was Global Markets.
     The histogram below illustrates the frequency of daily revenue arising from Global Markets’ trading, balance sheet management and other trading activities.
Daily revenue

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Average daily revenue	60.0	72.1	48.3
Standard deviation[41]	46.6	44.0	27.5
For footnote, see page 196.
     An analysis of the frequency distribution of daily revenues shows that there were 5 days with negative revenue during the first half of 2010 compared with 7 days in the first half of 2009 and 4 days in the second half of 2009. The most frequent result was a daily revenue of between US$60 million and US$70 million with 21 occurrences, compared with between US$70 million and US$80 million with 14 occurrences in the first half of 2009, and 22 occurrences between US$30 million and US$40 million in the second half of 2009.
     On 9 May 2010, the International Monetary Fund and the 16 member states of the euro area announced stabilisation measures for the eurozone. The period prior to this announcement was volatile, leading to a number of negative revenue days. The maximum daily revenue of US$450 million arose on 10 May 2010 which in large part reflected a recovery of these negative revenues days.
     The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the days in the month in question.

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)

Daily distribution of Global Markets’ trading, Balance Sheet Management and other trading revenues42
Half-year to 30 June 2010
Number of days
Half-year to 30 June 2009
Number of days
Half-year to 31 December 2009
Number of days
For footnote, see page 196.
     For a description of HSBC’s fair value and price verification controls, see page 114.
Trading portfolios
HSBC’s control of market risk is based on a policy of restricting individual operations to trading within a list of permissible instruments authorised for each site by Group Risk, of enforcing new product approval procedures, and of restricting trading in the more complex derivative products only to offices with appropriate levels of product expertise and robust control systems.
     Market-making and position-taking is undertaken within Global Markets. The VAR for such trading activity at 30 June 2010 was US$62.5 million (30 June 2009: US$65.7 million; 31 December 2009: US$45.3 million). This is analysed below by risk type.

VAR by risk type for trading activities (excluding credit spread VAR)

	Foreign
	exchange and	Interest
	commodity	rate	Equity	Total[43]
	US$m	US$m	US$m	US$m
At 30 June 2010	21.7	43.3	3.8	62.5
At 30 June 2009	21.2	68.2	5.7	65.7
At 31 December 2009	19.5	42.6	17.5	45.3

Average
First half of 2010	31.4	56.1	11.6	81.5
First half of 2009	23.7	54.0	11.3	58.4
Second half of 2009	18.7	48.7	11.3	49.3

Minimum
First half of 2010	13.2	43.3	2.9	55.9
First half of 2009	16.3	35.6	4.9	35.6
Second half of 2009	11.1	37.8	5.6	38.3

Maximum
First half of 2010	62.9	88.9	21.6	122.2
First half of 2009	33.2	78.0	18.7	86.6
Second half of 2009	46.7	62.4	18.6	74.8
For footnote, see page 196.

     The VAR for overall trading activity at 30 June 2010 was higher than at 31 December 2009 due to a reduction in the portfolio diversification benefit across asset classes. However, VAR remained consistent with the level as at 30 June 2009.
Credit spread risk
The risk associated with movements in credit spreads is primarily managed through sensitivity limits, stress testing and VAR for those portfolios on which it is calculated.
     The Group has introduced credit spread as a separate risk type within its VAR models on a global basis. The VAR shows the effect on trading income from a one-day movement in credit spreads over a two-year period, calculated to a 99 per cent confidence level.
     At 30 June 2010, the credit VAR for trading activities was US$91.7 million (30 June 2009: US$109.8 million; 31 December 2009: US$72.7 million, calculated on a comparable basis). The increase in the credit VAR in the first half of 2010 was due to a modest increase in the sensitivity within the trading portfolios exposed to credit spread risk compared with 31 December 2009, as well as a slight increase in the volatility in the credit spreads observed during this period.
     Credit spread risk also arises on credit derivative transactions entered into by Global Banking in order to manage the risk concentrations within the corporate loan portfolio and so enhance capital efficiency. The mark-to-market of these transactions is reflected in the income statement.
     At 30 June 2010, the credit VAR on the credit derivatives transactions entered into by Global Banking was US$11.6 million (30 June 2009: US$15.3 million; 31 December 2009: US$13.8 million).
Gap risk
For certain transactions which are structured so that the risk to HSBC is negligible under a wide range of market conditions or events, there exists a remote possibility that a significant gap event could lead to loss. A gap event could arise from a change in market price from one level to another with no accompanying trading opportunity, where the price change breaches the threshold beyond which the risk profile changes from having no open risk to having full exposure to the underlying structure. Such movements may occur, for example, when there are adverse news announcements and the market for a specific investment becomes illiquid, making hedging impossible.
     Given the characteristics of these transactions, they will make little or no contribution to VAR or to traditional market risk sensitivity measures. HSBC captures the risks of such transactions within its stress testing scenarios and monitors gap risk arising on an ongoing basis. HSBC regularly considers the probability of gap loss and fair value adjustments are booked against this risk. HSBC has not incurred any significant gap loss in respect of such transactions in the half-year to 30 June 2010.
ABS/MBS positions
The ABS/MBS exposures within the trading portfolios are managed within sensitivity and VAR limits, as described on page 251 in the Annual Report and Accounts 2009, and are included within the stress testing scenarios described on page 176.
Non-trading portfolios
The principal objective of market risk management of non-trading portfolios is to optimise net interest income.
     Interest rate risk in non-trading portfolios arises principally from mismatches between the future yield on assets and their funding cost, as a result of interest rate changes. Analysis of this risk is complicated by the need to make assumptions on embedded optionality within certain product areas, such as the incidence of mortgage prepayments, and from behavioural assumptions regarding the economic duration of liabilities which are contractually repayable on demand, such as current accounts. The prospective change in future net interest income from non-trading portfolios will be reflected in the current realisable value of these positions should they be sold or closed prior to maturity.
     In order to manage this risk optimally, market risk in non-trading portfolios is transferred to Global Markets or to separate books managed under the supervision of the local Asset and Liability Committee (‘ALCO’).
     Once market risk has been consolidated in Global Markets or ALCO-managed books, the net exposure is typically managed through the purchase of fixed income securities or the use of interest rate swaps within agreed limits. The VAR for these portfolios is included within the Group VAR (see ‘Value at risk of the trading and non-trading portfolios’ above).

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)

Credit spread risk
At 30 June 2010, the sensitivity of equity to the effect of movements in credit spreads, based on credit spread VAR, on the Group’s available-for-sale debt securities was US$375 million (30 June 2009: US$533 million; 31 December 2009: US$535 million). The sensitivity was calculated on the same basis as applied to the trading portfolio. Including the gross exposure for the SICs consolidated within HSBC’s balance sheet at 30 June 2010, the sensitivity increased to US$491 million (30 June 2009: US$749 million; 31 December 2009: US$549 million). This sensitivity is struck, however, before taking account of any losses which would be absorbed by the capital note holders. At 30 June 2010, the capital note holders would have absorbed the first US$2.2 billion (30 June 2009: US$2.2 billion; 31 December 2009: US$2.2 billion) of actual losses incurred by the SICs prior to HSBC incurring any equity losses.
     The decrease in the credit spread VAR at 30 June 2010, compared with 31 December 2009, was due to the decrease in sensitivity within the available-for-sale portfolios.
Equity securities classified as available for sale
Market risk arises on equity securities classified as available for sale. The fair value of these securities at 30 June 2010 was US$8.8 billion (30 June 2009: US$8.8 billion; 31 December 2009: US$9.1 billion), and included private equity holdings of US$4.2 billion (30 June 2009: US$2.4 billion; 31 December 2009: US$4.0 billion). Investments in private equity are primarily made through managed funds that are subject to limits on the amount invested. Potential new commitments are subject to risk appraisal to ensure that industry and geographical concentrations remain within acceptable levels for the portfolio as a whole. Regular reviews are performed to substantiate the valuation of the investments within the portfolio. At 30 June 2010, funds typically invested for short-term cash management represented US$0.5 billion (30 June 2009: US$0.7 billion; 31 December 2009: US$0.8 billion), and investments held to facilitate ongoing business, such as holdings in government-sponsored enterprises and local stock exchanges, represented US$1 billion (30 June 2009: US$1.2 billion; 31 December 2009: US$1.2 billion). Other strategic investments represented US$3.1 billion at 30 June 2010 (30 June 2009: US$4.5 billion; 31 December 2009: US$3.1 billion).
The fair value of the constituents of equity securities classified as available for sale can fluctuate considerably. A 10 per cent reduction in the value of the available-for-sale equities at 30 June 2010 would have reduced equity by US$0.9 billion (30 June 2009: US$0.9 billion; 31 December 2009: US$0.9 billion). HSBC’s policy for assessing impairment on available-for-sale equity securities is described on page 375 of the Annual Report and Accounts 2009.
Sensitivity of net interest income
There have been no material changes since 31 December 2009 to HSBC’s measurement and management of the sensitivity of net interest income to movements in interest rates.
     A principal part of HSBC’s management of market risk in non-trading portfolios is to monitor the sensitivity of projected net interest income under varying interest rate scenarios (simulation modelling). HSBC aims, through its management of market risk in non-trading portfolios, to mitigate the effect of prospective interest rate movements which could reduce future net interest income, while balancing the cost of such hedging activities on the current net revenue stream.
     For simulation modelling, entities use a combination of scenarios relevant to their local businesses and markets and standard scenarios which are required throughout HSBC. The latter are consolidated to illustrate the combined pro forma effect on HSBC’s consolidated portfolio valuations and net interest income.
     The table below sets out the effect on future net interest income of an incremental 25 basis points parallel rise or fall in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 July 2010. Assuming no management actions, a sequence of such rises would increase planned net interest income for the 12 months to 30 June 2011 by US$796 million (to 31 December 2010: US$695 million), while a sequence of such falls would decrease planned net interest income by US$1,495 million (to 31 December 2010: US$1,563 million). These figures incorporate the effect of any option features in the underlying exposures.
     Instead of assuming that all interest rates move together, HSBC groups its interest rate exposures into currency blocs whose rates are considered likely to move together. The sensitivity of projected net interest income, on this basis, is as follows:

Sensitivity of projected net interest income

		Rest of	Hong Kong	Rest of
	US dollar	Americas	dollar	Asia	Sterling	Euro
	bloc	bloc	bloc	bloc	bloc	bloc	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Change in July 2010 to June 2011 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:

+ 25 basis points	346	81	131	123	282	(167)	796
– 25 basis points	(581)	(101)	(342)	(83)	(520)	132	(1,495)

Change in January 2010 to December 2010 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:

+ 25 basis points	13	92	416	112	363	(301)	695
– 25 basis points	(382)	(46)	(507)	(133)	(689)	194	(1,563)

     The interest rate sensitivities set out in the table above are illustrative only and are based on simplified scenarios.
     The figures represent the effect of the pro forma movements in net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions which would likely be taken by Global Markets or in the business units to mitigate the effect of interest rate risk. In reality, Global Markets seeks proactively to change the interest rate risk profile to minimise losses and optimise net revenues. The projections above also assume that interest rates of all maturities move by the same amount (although rates are not assumed to become negative in the falling rates scenario) and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. In addition, the projections take account of the effect on net interest income of anticipated differences in changes between interbank interest rates and interest rates linked to other bases (such as Central Bank rates or product rates over which the entity has discretion in terms of the timing and extent of rate changes). The projections make other simplifying assumptions, including that all positions run to maturity.
     Projecting the movement in net interest income from prospective changes in interest rates is a complex interaction of structural and managed exposures. HSBC’s exposure to the effect of movements in interest rates on its net interest income arises in two main areas: core deposit franchises and Global Markets. This is described more fully in the Annual Report and Accounts 2009.
     HSBC monitors the sensitivity of reported reserves to interest rate movements on a monthly basis by assessing the expected reduction in valuation of available-for-sale portfolios and cash flow hedges due to parallel movements of plus or minus 100 basis points in all yield curves. The table below describes the sensitivity of HSBC’s reported reserves to these movements and the maximum and minimum month-end figures during the period:

Sensitivity of reported reserves to interest rate movements

		Impact in the preceding 6 months
		Maximum	Minimum
	US$m	US$m	US$m
At 30 June 2010
+ 100 basis point parallel move in all yield curves	(4,714)	(4,714)	(3,096)
As a percentage of total shareholders’ equity	(3.5%)	(3.5%)	(2.3%)

– 100 basis point parallel move in all yield curves	4,690	4,690	3,108
As a percentage of total shareholders’ equity	3.5%	3.5%	2.3%

At 30 June 2009
+ 100 basis point parallel move in all yield curves	(2,918)	(3,085)	(2,715)
As a percentage of total shareholders’ equity	(2.5%)	(2.6%)	(2.3%)

– 100 basis point parallel move in all yield curves	2,922	3,004	2,477
As a percentage of total shareholders’ equity	2.5%	2.5%	2.1%

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Sensitivity of reported reserves to interest rate movements (continued)

		Impact in the preceding 6 months
		Maximum	Minimum
	US$m	US$m	US$m
At 31 December 2009
+ 100 basis point parallel move in all yield curves	(3,096)	(3,438)	(2,918)
As a percentage of total shareholders’ equity	(2.4%)	(2.7%)	(2.3%)

– 100 basis point parallel move in all yield curves	3,108	3,380	2,922
As a percentage of total shareholders’ equity	2.4%	2.6%	2.3%

     The sensitivities are illustrative only and are based on simplified scenarios. The table shows the potential sensitivity of reserves to valuation changes in available-for-sale portfolios and from cash flow hedges following the pro forma movements in interest rates. These particular exposures form only a part of the Group’s overall interest rate exposures. The accounting treatment under IFRSs of the Group’s remaining interest rate exposures, while economically largely offsetting the exposures shown in the above table, does not require revaluation movements to go to reserves.
Structural foreign exchange exposures
Structural foreign exchange exposures represent net investments in subsidiaries, branches and associates, the functional currencies of which are currencies other than the US dollar. HSBC’s policies and procedures for managing these exposures are described on pages 257 and 258 in the Annual Report and Accounts 2009.
Defined benefit pension schemes
Market risk arises within HSBC’s defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows. Pension scheme obligations fluctuate with changes in long-term interest rates, inflation, salary levels and the longevity of scheme members. Pension scheme assets include equities and debt securities, the cash flows of which change as equity prices and interest rates vary. There is a risk that market movements in equity prices and interest rates could result in asset values which, taken together with regular ongoing contributions, are insufficient over time to cover the level of projected obligations and these, in turn, could increase with a rise in inflation and members living longer. Management, together with the trustees who act on behalf of the pension scheme beneficiaries, assess these risks using reports prepared by independent external actuaries, take action and, where appropriate, adjust investment strategies and contribution levels accordingly.
HSBC’s defined benefit pension schemes

	At 30	At 30	At 31
	June	June	December
	2010	2009	2009
	US$bn	US$bn	US$bn
Liabilities (present value)	30.0	28.3	30.6

	%	%	%

Assets:
Equity investments	20	19	21
Debt securities	67	66	67
Other (including property)	13	15	12

	100	100	100

     Lower corporate bond yields in the UK in 2010 have resulted in a decrease of 10 basis points in the real discount rate (net of the decrease in expected inflation) used to value the accrued benefits payable under the HSBC Bank (UK) Pension Scheme, the Group’s largest plan. The effect of the discount rate change and other market movements in the first half of the year on the HSBC Bank (UK) Pension Scheme is set out in Note 5 on the Financial Statements.
     In June 2010, HSBC Bank agreed with the Trustee of the HSBC Bank (UK) Pension Scheme, the Group’s largest plan, to accelerate the reduction of the plan deficit with a special contribution of £1,760 million (US$2,638 million). The reduction in the HSBC Bank (UK) Pension Scheme deficit from US$3,822 million to US$495 million is mainly a consequence of this contribution, which was used to acquire debt securities from HSBC Bank. This contribution also led to a revision in the plan’s payment schedule, as disclosed in Note 5 on the Financial Statements.
     For details of the latest actuarial valuation of the HSBC Bank (UK) Pension Scheme, see Note 8 on the Financial Statements in the Annual Report and Accounts 2009.
Additional market risk measures applicable only to the parent company
Interest repricing gap table
The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included within the Group VAR, but is managed on a repricing gap basis. The interest rate repricing gap table below analyses the full-term structure of interest rate mismatches within HSBC Holdings’ balance sheet.
     The increase in the negative net interest rate gap since December 2009 is mainly due to fixed rate capital securities issued by HSBC Holdings in the half-year period to 30 June 2010.

Repricing gap analysis of HSBC Holdings

					Non-
	Up to			More than	interest
	1 year	1-5 years	5-10 years	10 years	bearing	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2010
Total assets	18,701	1,648	300	3,733	93,456	117,838
Total liabilities and equity	(3,290)	(9,844)	(6,376)	(20,455)	(77,873)	(117,838)
Off-balance sheet items sensitive to interest rate changes	(15,302)	6,724	3,899	3,794	885	—

Net interest rate risk gap	109	(1,472)	(2,177)	(12,928)	16,468	—

Cumulative interest rate gap	109	(1,363)	(3,540)	(16,468)	—	—

At 30 June 2009
Total assets	24,740	1,819	579	3,555	92,712	123,405
Total liabilities and equity	(10,263)	(9,050)	(9,076)	(15,725)	(79,291)	(123,405)
Off-balance sheet items sensitive to interest rate changes	(14,810)	6,571	5,772	4,114	(1,647)	—

Net interest rate risk gap	(333)	(660)	(2,725)	(8,056)	11,774	—

Cumulative interest rate gap	(333)	(993)	(3,718)	(11,774)	—	—

At 31 December 2009
Total assets	19,070	4,301	300	4,381	87,741	115,793
Total liabilities and equity	(5,748)	(8,757)	(8,134)	(17,102)	(76,052)	(115,793)
Off-balance sheet items sensitive to interest rate changes	(15,302)	6,275	6,306	4,051	(1,330)	—

Net interest rate risk gap	(1,980)	1,819	(1,528)	(8,670)	10,359	—

Cumulative interest rate gap	(1,980)	(161)	(1,689)	(10,359)	—	—

Foreign exchange risk
Total foreign exchange VAR arising within HSBC Holdings was as follows:
HSBC Holdings — foreign exchange VAR

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
At period end	55.3	63.4	83.2
Average	62.8	80.7	70.6
Minimum	52.7	55.2	63.4
Maximum	83.2	190.8	83.2
     The foreign exchange risk largely arises from loans to subsidiaries of a capital nature that are not denominated in the functional currency of either the provider or the recipient and which are accounted for as financial assets. Changes in the carrying amount of these loans due to foreign exchange rate differences are taken directly to HSBC Holdings’ income statement. These loans, and the associated foreign exchange exposures, are eliminated on a Group consolidated basis.
Operational risk
Operational risk is relevant to every aspect of the Group’s business, and covers a wide spectrum of issues. Losses arising through fraud, unauthorised activities, error, omission, systems failure or from external events all fall within the definition of operational risk.
     The objective of HSBC’s operational risk management is to manage and control operational risk in a cost effective manner within targeted levels consistent with the Group’s risk appetite, as defined by the Group Management Board.

In each of HSBC’s subsidiaries, business managers are responsible for maintaining an acceptable level of internal control, commensurate with the scale and nature of operations. They are responsible for identifying and assessing risks, designing controls and monitoring the effectiveness of these controls.
     A formal governance structure provides oversight over the management of operational risk. A Global Operational Risk and Control Committee, which reports to the RMM, meets quarterly to discuss key risk issues and review the effective

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)

implementation of the Group’s operational risk management framework.
     HSBC has set out its operational risk management framework in a high level standard, supplemented by detailed policies which establish requirements for:
•	assigning responsibility for the management of operational risk and the maintenance of an appropriate internal control environment, under the oversight of a formal governance structure;

•	reporting top risks and control issues;

•	operational risk identification and reporting; and

•	provision of assurance over the design and operation of key controls through monitoring activities.
     Further details of HSBC’s approach to operational risk management can be found in the Annual Report and Accounts 2009, supplemented by the Capital and Risk Management Pillar 3 Disclosures as at 31 December 2009.
Legal risk
Each operating company is required to have processes and procedures in place to manage legal risk that conform to HSBC standards. Legal risk falls within the definition of operational risk and includes:
•	contractual risk, which is the risk that the rights and/or obligations of an HSBC company within a contractual relationship are defective;

•	dispute risk, which is made up of the risks that an HSBC company is subject to when it is involved in or managing a potential or actual dispute;

•	legislative risk, which is the risk that an HSBC company fails to adhere to the laws of the jurisdictions in which it operates; and

•	non-contractual rights risk, which is the risk that an HSBC company’s assets are not properly owned or are infringed by others, or an HSBC company infringes another party’s rights.
     HSBC has a global legal function, which assists the business in managing legal risk and provides legal advice and support. The GMO Legal department oversees the global legal function and is headed by a Group General Manager. There are legal departments in 58 of the countries in which HSBC operates. There are also regional legal functions in each of Europe, North America, Latin America, the Middle East and Asia-Pacific.
Global security and fraud risk
Security and fraud risk issues are managed at Group level by Global Security and Fraud Risk. This unit, which has responsibility for physical risk, fraud, information and contingency risk, and security and business intelligence is fully integrated within the central GMO Risk function. This enables the Group to identify and mitigate the permutations of these and other non-financial risks to its business lines across the jurisdictions in which it operates.
Reputational risk
The safeguarding of HSBC’s reputation is of paramount importance to its continued prosperity and is the responsibility of every member of staff. Reputational risks can arise from a wide variety of causes, including social, fiscal, ethical or environmental issues, or as a consequence of operational risk events. As a banking group, HSBC’s good reputation depends upon the way in which it conducts its business, but it can also be affected by the way in which its clients conduct themselves in such areas.
     A Group Reputational Risk Committee (‘GRRC’) has been established to bring focus to activities that could attract reputational risk. The primary role of the GRRC is to consider both existing and emerging areas and activities presenting significant reputational risk and, where appropriate, to make recommendations to the RMM and Group Management Board for policy or procedural changes to mitigate such risk. Reputational Risk Committees have also been established in each of the Group’s regions. These committees ensure that reputational risks are considered at a regional as well as Group level. Minutes from the regional committees are tabled at GRRC. A wider description of HSBC’s management of reputational risk is provided on pages 263 and 264 in the Annual Report and Accounts 2009.
Compliance risk
Compliance risk has become increasingly significant since 31 December 2009, and there continues to be considerable activity by regulatory and law enforcement agencies, particularly in the UK and US. In the UK, the FSA has made numerous public policy statements to the effect that it intends to increase its use of its enforcement powers, to apply substantially increased penalties and focus on the conduct of individuals occupying senior management roles. In the US, the activities of law enforcement and supervisory agencies have included a focus on tax evasion, sanctions compliance and anti-money laundering controls. As an international banking group, HSBC is therefore operating in a more complex regulatory and compliance environment with a higher risk of regulatory sanction.
     HSBC USA Inc. and HSBC Bank USA are currently the subject of ongoing examinations by the Office of the Comptroller of the Currency and the Federal Reserve Bank of Chicago, and they have received inquiries, including grand jury subpoenas and other requests for information, from US government agencies, including the U.S. Attorney’s Office and the U.S. Department of Justice. These examinations and inquiries relate to, among other matters, HSBC Bank USA’s Global Banknotes business and its foreign correspondent banking business, and its compliance with the Bank Secrecy Act, Anti-Money Laundering and Office of Foreign Assets Control requirements. HSBC USA Inc. and HSBC Bank USA are cooperating fully and are actively engaged in efforts to resolve these matters. While it is likely that there will be some form of formal enforcement action in some of these matters, HSBC is unable at this time to determine the terms on which it might be brought, the timing of any possible regulatory resolution or enforcement action or the amount of fines or penalties, if any, that may be imposed by the regulators or agencies.
     HSBC is committed to the highest Compliance standards globally, especially due to the increasing scale and complexity of the regulatory environment. At the suggestion of HSBC’s regulators and consistent with the Group’s organisational model, in the second quarter of 2010 the Compliance and Legal functions in North America were separated into two functions. The Compliance function will continue to report to the HSBC Head of Group Compliance as well as functionally to the CEO of HSBC North America. The HSBC Head of Group Compliance has been appointed as the Acting Head of Compliance, North America Region until such time as a permanent appointment is made. Additional steps have been taken to enhance the Group’s compliance risk management approach, including the strengthening of the Anti-Money Laundering (‘AML’) Office with responsibility for the guidance and oversight of AML risk management activities in HSBC North America and its subsidiaries, including HSBC Bank USA. Efforts to strengthen the Compliance function will continue.
Risk management of insurance operations
HSBC operates a bancassurance model which provides insurance products for customers with whom the Group has a banking relationship. Insurance products are sold to all customer groups, mainly utilising retail branches, the internet and phone centres. Personal Financial Services customers attract the majority of sales and comprise the majority of policyholders. HSBC offers its customers a wide range of insurance and investment products, many of which complement other bank and consumer finance products.
     Many of these insurance products are manufactured by HSBC subsidiaries. The Group underwrites the insurance risk and retains the risks and rewards associated with writing insurance contracts, retaining both the underwriting profit and the commission paid by the manufacturer to the bank distribution channel within the Group. When the Group chooses to manage its exposure to insurance risk through the use of third-party reinsurers, the associated revenue and manufacturing profit is ceded to them.
     Where the Group considers it operationally more effective, third parties are engaged to manufacture insurance products for sale through HSBC’s banking network. The Group works with a limited number of market-leading partners to provide the products. These arrangements earn HSBC a commission.
     Life insurance contracts include participating business with discretionary participation features (‘DPF’) such as endowments and pensions, credit life business in respect of income and payment protection, annuities, term assurance and critical illness cover and linked contracts.
     Non-life insurance contracts include motor, fire and other damage to property, accident and health, repayment protection and commercial insurance. In December 2007, the group decided to cease selling payment protection insurance (‘PPI’) products in the UK and a phased withdrawal was completed across the HSBC, first direct and M&S Money brands during 2008. HFC ceased selling single premium PPI in 2008 and sales of regular premium PPI will reduce as HFC exits its remaining retail relationships. HSBC continues to distribute its UK short-term income protection (‘STIP’) product. In January 2009, the Competition Commission (‘CC’) published its report into the PPI market in which it stipulated that STIP products will also be subject to their remedies when sold in conjunction with or as a

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
result of a referral following the sale of a loan or similar credit product. HSBC has undertaken an analysis of the required changes to the STIP product and its sales processes resulting from the CC’s remedies. Following an appeal to the Competition Appeal Tribunal, the CC has reconsidered whether a ban on firms selling PPI at the point of sale of the credit product is an appropriate and justified remedy for the deficiencies it identified in the PPI market. It published its provisional decision in May 2010, indicating that it remains of the opinion that it is, but its final decision will not be published until the second half of 2010, following consideration of further submissions by the firms.
     The principal insurance risk faced by HSBC is that, over time, the combined cost of acquiring, administering and paying claims on contracts may exceed the aggregate amount of premiums received and investment income.
     In respect of financial risks, subsidiaries manufacturing products with guarantees are usually exposed to falls in market interest rates and equity prices to the extent that the market exposure cannot be managed by utilising a discretionary bonus feature within the policy.
     The Group manages its exposure to insurance risk by applying formal underwriting, reinsurance and claims-handling procedures designed to ensure compliance with regulations and insurance risk appetite, the latter proposed by local businesses and authorised centrally. This is supplemented by undertaking stress testing. The following tables provide an analysis of the insurance risk exposures by geographical region and by type of business. Life business tends to be longer-term in nature than non-life business and frequently involves an element of savings and investment in the contract. Accordingly, separate tables are provided for life and non-life businesses, reflecting their distinctive risk characteristics. The life insurance risk table provides an analysis of insurance liabilities as the best available overall measure of insurance exposure, because provisions for life contracts are typically set by reference to expected future cash outflows relating to the underlying policies. The table for non-life business uses written premiums as the best available measure of risk exposure, because policies are typically priced by reference to the risk being underwritten.
     HSBC’s management of insurance risk, including the risks relating to different life and non-life products, is described on pages 266 to 269 in the Annual Report and Accounts 2009.

Analysis of life insurance risk — liabilities to policyholders44

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2010
Life (non-linked)	1,789	16,261	617	1,017	2,002	21,686

Insurance contracts with DPF[45]	286	15,663	240	—	—	16,189
Credit life	664	—	41	40	1	746
Annuities	409	—	27	771	1,559	2,766
Term assurance and other long-term contracts	430	598	309	206	442	1,985

Life (linked)	1,785	2,875	422	—	3,702	8,784
Investment contracts with DPF[45,46]	19,636	—	35	—	—	19,671

Insurance liabilities to policyholders	23,210	19,136	1,074	1,017	5,704	50,141

At 30 June 2009
Life (non-linked)	3,377	12,864	404	1,035	1,772	19,452

Insurance contracts with DPF[45]	1,054	12,687	208	—	—	13,949
Credit life	649	—	12	57	—	718
Annuities	430	—	28	788	1,349	2,595
Term assurance and other long-term contracts	1,244	177	156	190	423	2,190

Life (linked)	1,817	2,542	348	—	2,624	7,331
Investment contracts with DPF[45,46]	18,834	—	33	—	—	18,867

Insurance liabilities to policyholders	24,028	15,406	785	1,035	4,396	45,650

			Rest of
			Asia-	North	Latin
	Europe	Hong Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Life (non-linked)	2,998	14,456	526	1,026	1,973	20,979

Insurance contracts with DPF[45]	1,128	14,095	227	—	—	15,450
Credit life	953	—	20	50	—	1,023
Annuities	452	—	28	777	1,554	2,811
Term assurance and other long-term contracts	465	361	251	199	419	1,695

Life (linked)	2,125	2,896	437	—	3,528	8,986
Investment contracts with DPF[45,46]	20,979	—	35	—	—	21,014

Insurance liabilities to policyholders	26,102	17,352	998	1,026	5,501	50,979

For footnotes, see page 196.
Analysis of non-life insurance risk — net written insurance premiums44,47

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2010
Accident and health	45	85	4	1	19	154
Motor	—	7	15	—	130	152
Fire and other damage	22	17	4	8	10	61
Liability	—	12	2	—	—	14
Credit (non-life)	11	—	—	28	1	40
Marine, aviation and transport	1	5	3	—	8	17
Other non-life insurance contracts	13	18	—	5	40	76

Total net written insurance premiums	92	144	28	42	208	514

Net insurance claims incurred and movement in liabilities to policyholders	(85)	(61)	(13)	(3)	(85)	(247)

Half-year to 30 June 2009
Accident and health	44	85	2	1	9	141
Motor	112	6	9	—	120	247
Fire and other damage	41	19	2	7	14	83
Liability	—	9	2	—	11	22
Credit (non-life)	—	—	—	54	—	54
Marine, aviation and transport	1	5	2	—	9	17
Other non-life insurance contracts	19	16	—	7	14	56

Total net written insurance premiums	217	140	17	69	177	620

Net insurance claims incurred and movement in liabilities to policyholders	(315)	(56)	(7)	(70)	(75)	(523)

Half-year to 31 December 2009
Accident and health	50	75	5	2	14	146
Motor	11	8	11	—	114	144
Fire and other damage	31	3	6	9	8	57
Liability	—	6	2	—	(9)	(1)
Credit (non-life)	35	—	—	32	—	67
Marine, aviation and transport	6	4	2	—	8	20
Other non-life insurance contracts	5	16	1	5	44	71

Total net written insurance premiums	138	112	27	48	179	504

Net insurance claims incurred and movement in liabilities to policyholders	(433)	(51)	(10)	(26)	(80)	(600)

For footnotes, see page 196.
Balance sheet of insurance manufacturing subsidiaries by type of contract
A principal tool used by HSBC to manage its exposure to insurance risk, in particular for life insurance contracts, is asset and liability matching.
Models are used to assess the effect of a range of possible scenarios on the future values of financial assets and associated liabilities, and ALCOs employ the outcomes in determining how the assets and liabilities should be matched. The scenarios include stresses applied to factors which affect insurance risk

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
such as mortality and lapse rates. In addition to assessing the actual cash inflow required to meet cash outflows, of particular importance is the need to match the expected pattern of cash inflows with the benefits payable on the underlying contracts, which can extend for many years.
     The table below shows the composition of assets and liabilities and demonstrates that there were sufficient assets to cover the liabilities to policyholders at 30 June 2010.

Balance sheet of insurance manufacturing subsidiaries by type of contract

	Insurance contracts					Investment contracts
				Term
	With	Unit-	Annu-	assur-		With	Unit-		Other
	DPF	linked	ities	ance[48]	Non-life	DPF[46]	linked	Other	assets[49]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2010
Financial assets	16,070	7,947	2,686	2,379	2,025	19,273	6,944	3,988	6,825	68,137

— trading assets	—	—	—	—	10	—	—	—	—	10
— financial assets designated at fair value	876	7,643	549	609	56	5,018	5,838	1,450	1,207	23,246
— derivatives	25	—	—	1	—	131	362	1	9	529
— financial investments	13,371	—	1,743	1,196	645	13,478	—	1,757	4,293	36,483
— other financial assets	1,798	304	394	573	1,314	646	744	780	1,316	7,869

Reinsurance assets	7	872	343	273	422	—	—	—	65	1,982
PVIF[50]	—	—	—	—	—	—	—	—	2,966	2,966
Other assets and investment properties	192	6	18	436	215	398	17	45	648	1,975

Total assets	16,269	8,825	3,047	3,088	2,662	19,671	6,961	4,033	10,504	75,060

Liabilities under investment contracts:
— designated at fair value	—	—	—	—	—	—	6,934	3,450	—	10,384
— carried at amortised cost	—	—	—	—	—	—	—	413	—	413
Liabilities under insurance contracts	16,189	8,784	2,766	2,731	2,375	19,671	—	—	—	52,516
Deferred tax	7	—	19	3	5	1	—	2	626	663
Other liabilities	—	—	—	—	—	—	—	—	1,974	1,974

Total liabilities	16,196	8,784	2,785	2,734	2,380	19,672	6,934	3,865	2,600	65,950

Total equity	—	—	—	—	—	—	—	—	9,110	9,110

Total equity and liabilities[51]	16,196	8,784	2,785	2,734	2,380	19,672	6,934	3,865	11,710	75,060

At 30 June 2009
Financial assets	13,796	6,501	2,388	2,481	2,394	18,416	6,233	3,816	6,886	62,911

— trading assets	—	—	—	—	34	—	—	—	—	34
— financial assets designated at fair value	562	6,096	467	512	59	4,571	5,709	1,690	1,875	21,541
— derivatives	11	—	—	11	—	4	179	76	95	376
— financial investments	11,568	—	1,309	606	933	13,665	—	1,494	3,108	32,683
— other financial assets	1,655	405	612	1,352	1,368	176	345	556	1,808	8,277

Reinsurance assets	6	887	357	418	428	—	—	—	61	2,157
PVIF[50]	—	—	—	—	—	—	—	—	2,449	2,449
Other assets and investment properties	175	6	31	550	232	456	22	49	530	2,051

Total assets	13,977	7,394	2,776	3,449	3,054	18,872	6,255	3,865	9,926	69,568

Liabilities under investment contracts:
— designated at fair value	—	—	—	—	—	—	6,077	3,408	—	9,485
— carried at amortised cost	—	—	—	—	—	—	—	355	—	355
Liabilities under insurance contracts	13,949	7,331	2,595	2,908	2,534	18,867	—	—	—	48,184
Deferred tax	7	7	25	34	7	1	—	3	567	651
Other liabilities	—	—	—	—	—	—	—	—	2,749	2,749

Total liabilities	13,956	7,338	2,620	2,942	2,541	18,868	6,077	3,766	3,316	61,424

Total equity	—	—	—	—	—	—	—	—	8,144	8,144

Total equity and liabilities[52]	13,956	7,338	2,620	2,942	2,541	18,868	6,077	3,766	11,460	69,568

	Insurance contracts					Investment contracts
				Term
	With	Unit-	Annu-	assur-		With	Unit-		Other
	DPF	linked	ities	ance[48]	Non-life	DPF[46]	linked	Other	assets[49]	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2009
Financial assets	15,322	8,204	2,567	2,053	2,290	20,501	7,366	4,008	7,252	69,563

— trading assets	—	—	—	—	10	—	—	—	—	10
— financial assets designated at fair value	599	7,837	446	482	63	5,498	6,572	1,582	2,085	25,164
— derivatives	16	1	—	3	—	144	299	2	3	468
— financial investments	13,013	—	1,511	1,033	742	13,948	—	1,701	3,901	35,849
— other financial assets	1,694	366	610	535	1,475	911	495	723	1,263	8,072

Reinsurance assets	6	831	376	389	467	—	—	—	60	2,129
PVIF[50]	—	—	—	—	—	—	—	—	2,780	2,780
Other assets and investment properties	165	5	25	634	242	516	13	56	601	2,257

Total assets	15,493	9,040	2,968	3,076	2,999	21,017	7,379	4,064	10,693	76,729

Liabilities under investment contracts:
— designated at fair value	—	—	—	—	—	—	7,347	3,518	—	10,865
— carried at amortised cost	—	—	—	—	—	—	—	417	—	417
Liabilities under insurance contracts	15,450	8,986	2,811	2,718	2,728	21,014	—	—	—	53,707
Deferred tax	6	—	22	1	7	1	—	2	750	789
Other liabilities	—	—	—	—	—	—	—	—	2,371	2,371

Total liabilities	15,456	8,986	2,833	2,719	2,735	21,015	7,347	3,937	3,121	68,149

Total equity	—	—	—	—	—	—	—	—	8,580	8,580

Total equity and liabilities[52]	15,456	8,986	2,833	2,719	2,735	21,015	7,347	3,937	11,701	76,729

For footnotes, see page 196.
Capital management and allocation
Capital management
HSBC’s capital management approach is driven by its strategic and organisational requirements, taking into account the regulatory, economic and commercial environment in which it operates.
     It is HSBC’s objective to maintain a strong capital base to support the development of its business and to meet regulatory capital requirements at all times. To achieve this, the Group’s policy is to hold capital in a range of different forms and from diverse sources and all capital raising is agreed with major subsidiaries as part of their individual and the Group’s overall capital management processes.
     The Group’s policy is underpinned by the Capital Management Framework, which enables HSBC to manage its capital in a consistent and aligned manner. The framework, which is approved by the Group Management Board, incorporates a number of different capital measures including market capitalisation, invested capital, economic capital and regulatory capital, defined by HSBC as follows:
•	market capitalisation is the stock market value of the company;
•	invested capital is the equity capital invested in HSBC by its shareholders;

•	economic capital is the internally calculated capital requirement which is deemed necessary by HSBC to support the risks to which it is exposed at a confidence level consistent with a target credit rating of AA; and

•	regulatory capital is the capital which HSBC is required to hold in accordance with the rules established by the FSA for the consolidated Group and by HSBC’s local regulators for individual Group companies.
     The Group has identified the following as being the material risks faced and managed through the Capital Management Framework: credit, market, operational, pension fund, residual and insurance risks and interest rate risk in the banking book. All these risks pose a significantly greater challenge in a severe economic downturn and management’s response to these risks has, correspondingly, intensified in the current conditions.
     Stress testing is incorporated into the Capital Management Framework and is used as an important mechanism in understanding the sensitivities of the core assumptions in the Group’s capital plans to the adverse effect of extreme, but plausible, events.

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Stress testing allows senior management to formulate its response in advance of conditions starting to exhibit the stress scenarios identified. The actual market stresses which occurred throughout the financial system during the past two years have been used to inform the capital planning process and further develop the stress scenarios employed by the Group. In addition to HSBC’s internal stress tests, other stress tests are carried out, both at the request of regulators and by the regulators themselves using assumptions prescribed by the regulators. HSBC takes into account the results of all such regulatory stress testing when undertaking its internal capital management assessment.
     The responsibility for global capital allocation principles and decisions rests with the Group Management Board. Through its structured internal governance processes, HSBC maintains discipline over its investment and capital allocation decisions, seeking to ensure that returns on investment are adequate after taking account of capital costs. HSBC’s strategy is to allocate capital to businesses on the basis of their economic profit generation, regulatory and economic capital requirements and cost of capital.
     HSBC’s capital management process is articulated in an annual Group capital plan which is approved by the Board. The plan is drawn up with the objective of maintaining both the appropriate amount of capital and the optimal mix between the different components of capital. When HSBC Holdings and its major subsidiaries raise non-equity tier 1 capital and subordinated debt, this is done in accordance with the Group’s guidelines on market and investor concentration, cost, market conditions, timing, effect on composition and maturity profile. Each subsidiary manages its own capital to support its planned business growth and meet its local regulatory requirements within the context of the approved annual Group capital plan. In accordance with HSBC’s Capital Management Framework, capital generated by subsidiaries in excess of planned requirements is returned to HSBC Holdings, normally by way of dividends.
     HSBC Holdings is the primary provider of equity capital to its subsidiaries and these investments are substantially funded by HSBC Holdings’ own capital issuance and profit retention. As part of its capital management process, HSBC Holdings seeks to maintain a prudent balance between the composition of its capital and that of its investment in subsidiaries.
     During the first half of 2010, the Group continued to target a tier 1 ratio within the range
7.5 to 10.0 per cent for the purposes of its long-term capital planning. This is consistent with 2009, which reflected revised market expectations on capital strength and the higher volatility of capital requirements resulting from pro-cyclicality embedded within the Basel II rules. The tier 1 ratio increased to 11.5 per cent at 30 June 2010 (30 June 2009: 10.1 per cent, 31 December 2009: 10.8 per cent). Although this ratio lies beyond the upper end of the target range noted above, HSBC is satisfied that this is appropriate in light of the current evolution of the regulatory framework. HSBC will continue to review the level of the target range as regulatory requirements evolve.
Capital measurement and allocation
The FSA supervises HSBC on a consolidated basis and therefore receives information on the capital adequacy of, and sets capital requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements.
     HSBC calculates capital at a Group level using the Basel II framework of the Basel Committee on Banking Supervision; local regulators are at different stages of implementation and local rules may still be on a Basel I basis, notably in the US. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.
     Basel II is structured around three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The Capital Requirements Directive (‘CRD’) implemented Basel II in the EU and the FSA then gave effect to the CRD by including the requirements of the CRD in its own rulebooks.
Capital
HSBC’s capital is divided into two tiers:
•	tier 1 capital is divided into core tier 1 and other tier 1 capital. Core tier 1 capital comprises shareholders’ equity and related equity in a subsidiary not attributable directly or indirectly to HSBC (non-controlling interest previously termed minority interest). The book values of goodwill and intangible assets are deducted from core tier 1 capital and other regulatory adjustments are made for items reflected in shareholders’ equity which are treated differently for the purposes of capital adequacy. Qualifying hybrid capital instruments such as non-cumulative perpetual preference shares and innovative tier 1 securities are included in other tier 1 capital; and

•	tier 2 capital comprises qualifying subordinated loan capital, non-controlling interests classified as tier 2 capital, allowable collective impairment allowances and unrealised gains arising on the fair valuation of equity instruments held as available for sale. Tier 2 capital also includes reserves arising from the revaluation of properties.
     To ensure the overall quality of the capital base, the FSA’s rules set limits on the amount of hybrid capital instruments that can be included in tier 1 capital relative to core tier 1 capital, and also limits overall tier 2 capital to no more than tier 1 capital.
     The basis of consolidation for financial accounting purposes is described on page 367 of the Annual Report and Accounts 2009 and differs from that used for regulatory purposes. Investments in banking associates, which are equity accounted in the financial accounting consolidation, are proportionally consolidated for regulatory purposes. Subsidiaries and associates engaged in insurance and non-financial activities are excluded from the regulatory consolidation and are deducted from regulatory capital. The regulatory consolidation does not include SPEs where significant credit risk has been transferred to third parties. Exposures to these SPEs are treated as securitisation positions for regulatory purposes and are either risk-weighted or deducted from capital.
Pillar 1
Pillar 1 covers the capital resources requirements for credit risk, market risk and operational risk. Credit risk also covers both counterparty credit risk and securitisation requirements. All these requirements are expressed in terms of risk-weighted assets (‘RWA’s).
Credit risk
Basel II provides three approaches of increasing sophistication to the calculation of pillar 1 credit risk capital requirements. The most basic, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties and group other counterparties into broad categories and apply standardised risk weightings to these categories. The next level, the internal ratings-based (‘IRB’) foundation approach, allows banks to calculate their credit risk capital requirements on the basis of their internal assessment of the probability that a counterparty will default (‘PD’), but subjects their quantified estimates of exposure at default (‘EAD’) and loss given default (‘LGD’) to standard supervisory parameters. Finally, the IRB advanced approach allows banks to use their own internal assessment in both determining PD and quantifying EAD and LGD.
     The capital resources requirement, which is intended to cover unexpected losses, is derived from a formula specified in the regulatory rules, which incorporates these factors and other variables such as maturity and correlation. Expected losses under the IRB approaches are calculated by multiplying PD by EAD and LGD. Expected losses are deducted from capital to the extent that they exceed accounting impairment allowances.
     For credit risk, with the FSA’s approval, HSBC has adopted the IRB advanced approach for the majority of its business, with the remainder on either IRB foundation or standardised approaches.
     For consolidated group reporting, the FSA’s rules permit the use of other regulators’ standardised approaches where they are considered equivalent. The use of other regulators’ IRB approaches is subject to the agreement of the FSA. Under the Group’s Basel II rollout plans, a number of Group companies are in transition to advanced IRB approaches. At December 2009, corporate portfolios in France, Hong Kong and Rest of Asia-Pacific completed the transition from foundation to advanced IRB approaches. Other Group companies and portfolios remain on the standardised or foundation approaches under Basel II, pending definition of local regulations or model approval, or under exemptions from IRB treatment.
Counterparty credit risk
Counterparty credit risk arises for OTC derivatives and securities financing transactions. It is calculated in both the trading and non-trading books, and is the risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction. Three approaches to calculating counterparty credit risk and determining exposure values are defined by Basel II: standardised, mark-to-market and internal model method. These exposure values are used to determine capital requirements under one of the credit risk approaches; standardised, IRB foundation and IRB advanced.
     HSBC uses the mark-to-market and internal model method approaches for counterparty credit risk. Its longer-term aim is to migrate more positions from the mark-to-market to the internal model method approach.

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Securitisation
Basel II specifies two methods for calculating credit risk requirements for securitisation positions in the non-trading book, being the standardised and IRB approaches. Both approaches rely on the mapping of rating agency credit ratings to risk weights, which range between 7 per cent and 1,250 per cent. Positions that would otherwise be weighted at 1,250 per cent are deducted from capital.
     Within the IRB approach, HSBC uses the Ratings Based Method for the majority of its non-trading book securitisation positions, and the Internal Assessment Approach for unrated liquidity facilities and programme wide enhancements for asset-backed securitisations.
     HSBC uses the IRB approach for the majority of its non-trading book securitisation positions, while those in the trading book are treated like other market risk positions.
Market risk
Market risk is the risk that movements in market risk factors, including foreign exchange, commodity prices, interest rates, credit spread and equity prices will reduce HSBC’s income or the value of its portfolios. Market risk is measured, with FSA permission, using VAR models, or the standard rules prescribed by the FSA.
     HSBC uses both VAR and standard rules approaches for market risk. Its longer-term aim is to migrate more positions from standard rules to VAR.
Operational risk
Basel II includes capital requirements for operational risk, again utilising three levels of sophistication. The capital required under the basic indicator approach is a simple percentage of gross revenues, whereas under the standardised approach it is one of three different percentages of gross revenues allocated to each of eight defined business lines. Both these approaches use an average of the last three financial years’ revenues. Finally, the advanced measurement approach uses banks’ own statistical analysis and modelling of operational risk data to determine capital requirements.
     HSBC has adopted the standardised approach in determining its Group operational risk capital requirements.
Pillar 2
The second pillar of Basel II (Supervisory Review and Evaluation Process) involves both firms and regulators taking a view on whether a firm should hold additional capital against risks not covered in pillar 1. Part of the pillar 2 process is the Internal Capital Adequacy Assessment Process which is the firm’s self assessment of the levels of capital that it needs to hold. The pillar 2 process culminates in the FSA providing firms with Individual Capital Guidance (‘ICG’). The ICG is set as a capital resources requirement higher than that required under pillar 1.
Pillar 3
Pillar 3 of Basel II is related to market discipline and aims to make firms more transparent by requiring them to publish specific, prescribed details of their risks, capital and risk management under the Basel II framework. HSBC’s Pillar 3 Disclosures 2009 is published as a separate document on the Group Investor Relations website.
Future developments
The regulation and supervision of financial institutions is currently undergoing a period of significant change in response to the global financial crisis. Increased capital requirements for market risk and securitisations have already been announced by the Basel Committee and are due for implementation in the EU in 2011. The Basel Committee’s proposals on ‘Strengthening the resilience of the banking sector’ were issued on 17 December 2009, and subjected to a Quantitative Impact Study (‘QIS’) during the first half of 2010. The results will be used to inform the Basel Committee in producing a fully calibrated set of requirements which are expected to be published by the end of 2010. The proposals will be phased in as financial conditions improve and the economic recovery is assured, with the aim of implementation by the end of 2012. On 26 July 2010, the Basel Committee announced that it had reached broad agreement on the overall design of the capital and liquidity reform package, having considered the comments received during the public consultation and the results of the QIS. An outline of the agreement was provided, together with an extended implementation timetable for the liquidity and leverage proposals. The full details of all the proposals are expected to be issued towards the end of 2010, together with a summary of the results of the QIS.
     The Basel Committee issued a further proposal in a consultative document ‘Countercyclical capital buffer proposal’ on 16 July 2010, which complements the December 2009 proposals. The consultation period closes on 10 September 2010.

Capital structure

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Composition of regulatory capital
Tier 1 capital
Shareholders’ equity	136,719	131,024	135,252

Shareholders’ equity per balance sheet[53]	135,943	118,355	128,299
Preference share premium	(1,405)	(1,405)	(1,405)
Other equity instruments	(5,851)	(2,133)	(2,133)
Deconsolidation of special purpose entities[54]	8,032	16,207	10,491

Non-controlling interests	3,949	3,634	3,932

Non-controlling interests per balance sheet	7,380	6,943	7,362
Preference share non-controlling interests	(2,391)	(2,342)	(2,395)
Non-controlling interest transferred to tier 2 capital	(676)	(644)	(678)
Non-controlling interest in deconsolidated subsidiaries	(364)	(323)	(357)

Regulatory adjustments to the accounting basis	(3,079)	(147)	164

Unrealised (gains)/losses on available-for-sale debt securities[55]	(797)	2,020	906
Own credit spread	(1,779)	(4,360)	(1,050)
Defined benefit pension fund adjustment[56]	1,940	4,103	2,508
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities	(2,500)	(2,250)	(2,226)
Cash flow hedging reserve	57	340	26

Deductions	(30,753)	(32,806)	(33,088)

Goodwill capitalised and intangible assets	(26,398)	(28,130)	(28,680)
50% of securitisation positions	(1,754)	(1,690)	(1,579)
50% of tax credit adjustment for expected losses	269	389	546
50% of excess of expected losses over impairment allowances	(2,870)	(3,375)	(3,375)

Core tier 1 capital	106,836	101,705	106,260

Other tier 1 capital before deductions	17,577	15,691	15,798

Preference share premium	1,405	1,405	1,405
Preference share non-controlling interests	2,391	2,342	2,395
Innovative tier 1 securities	13,781	11,944	11,998

Deductions	(345)	(43)	99

Unconsolidated investments[57]	(614)	(432)	(447)
50% of tax credit adjustment for expected losses	269	389	546

Tier 1 capital	124,068	117,353	122,157

Tier 2 capital
Total qualifying tier 2 capital before deductions	48,170	53,466	50,075

Reserves arising from revaluation of property and unrealised gains on available-for-sale equities	2,500	2,250	2,226
Collective impairment allowances[58]	3,526	3,917	4,120
Perpetual subordinated debt	2,982	2,972	2,987
Term subordinated debt	38,862	44,027	40,442
Non-controlling interest in tier 2 capital	300	300	300

Total deductions other than from tier 1 capital	(17,352)	(15,633)	(16,503)

Unconsolidated investments[57]	(12,727)	(10,568)	(11,547)
50% of securitisation positions	(1,754)	(1,690)	(1,579)
50% of excess of expected losses over impairment allowances	(2,870)	(3,375)	(3,375)
Other deductions	(1)	—	(2)

Total regulatory capital	154,886	155,186	155,729

Risk-weighted assets
Credit risk	839,079	908,231	903,518
Counterparty credit risk	57,323	53,824	51,892
Market risk	52,964	76,105	51,860
Operational risk	125,898	121,114	125,898

Total	1,075,264	1,159,274	1,133,168

For footnotes, see page 196.

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Capital structure (continued)

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	%	%	%
Capital ratios
Core tier 1 ratio	9.9	8.8	9.4
Tier 1 ratio	11.5	10.1	10.8
Total capital ratio	14.4	13.4	13.7
Source and application of tier 1 capital

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Movement in tier 1 capital
Opening tier 1 capital	122,157	95,336	117,353
Contribution to tier 1 capital from profit for the period	6,030	5,374	4,873

Consolidated profits attributable to shareholders of the parent company	6,763	3,347	2,487
Removal of own credit spread net of tax	(733)	2,027	2,386

Net dividends	(1,678)	(1,914)	(2,055)

Dividends	(3,261)	(2,728)	(2,911)
Add back: shares issued in lieu of dividends	1,583	814	856

Decrease/(increase) in goodwill and intangible assets deducted	2,282	(1,269)	(550)
Ordinary shares issued	61	18,182	217

Rights issue (net of expenses)[59]	—	18,179	147
Other	61	3	70

Innovative tier 1 securities issued net of redemptions	2,368	—	—
Foreign currency translation differences	(6,002)	3,396	1,441
Other	(1,150)	(1,752)	878

Closing tier 1 capital	124,068	117,353	122,157

Movement in risk-weighted assets
At beginning of period	1,133,168	1,147,974	1,159,274
Movements	(57,904)	11,300	(26,106)

At end of period	1,075,264	1,159,274	1,133,168

For footnote, see page 196.
Movement in tier 1 capital
HSBC complied with the FSA’s capital adequacy requirements throughout 2009 and the first half of 2010. Internal capital generation contributed US$4.4 billion to tier 1 capital, being profits attributable to shareholders of the parent company, after taking account of own credit spread and net dividends. Tier 1 capital was further strengthened by an issue of US$3.7 billion of innovative tier 1 securities, net of issuance costs, partly offset by a redemption of US$1.3 billion of similar securities. Foreign currency translation differences decreased tier 1 capital by US$6.0 billion. However, the impact was partly offset by the decrease in goodwill which was mainly due to the strengthening of the US dollar against the euro.
Movement in risk-weighted assets
Total RWAs decreased by US$58 billion, or 5.1 per cent, in the first half of 2010. Foreign currency translation effects are estimated to have decreased RWAs by US$21 billion, mainly as a result of the strengthening of the US dollar, particularly against sterling and the euro. This resulted in an estimated underlying decrease of US$37 billion, comprising a decrease of US$43 billion in credit risk, partly offset by an increase of US$6 billion in counterparty credit risk and market risk. The decrease in credit risk was predominantly in North America, in part due to the run-off of the non-core retail portfolios.
Risk-weighted assets by principal subsidiary
In order to give an indication of how HSBC’s capital is deployed, the table below analyses the disposition of RWAs by principal subsidiary. The RWAs are calculated using FSA rules and exclude intra-HSBC items.

Risk-weighted assets by principal subsidiary

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Risk-weighted assets
The Hongkong and Shanghai Banking Corporation	294,129	264,546	288,225

Hang Seng Bank	61,987	49,640	60,991
HSBC Bank Malaysia	10,157	8,810	8,606
The Hongkong and Shanghai Banking Corporation and other subsidiaries	221,985	206,096	218,628

HSBC Bank	298,408	347,629	318,570

HSBC Private Banking Holdings (Suisse)	18,725	19,854	20,200
HSBC France	44,280	61,200	50,462
HSBC Bank and other subsidiaries	235,403	266,575	247,908

HSBC North America	285,001	392,043	363,622

HSBC Finance	148,528	190,483	174,595
HSBC Bank Canada[60]	—	33,532	34,831
HSBC Bank USA and other subsidiaries	136,473	168,028	154,196

HSBC Mexico	23,035	21,209	22,624
HSBC Bank Middle East	33,281	33,414	33,773
HSBC Bank Canada[60]	32,909	—	—
HSBC Brazil	45,726	32,655	41,782
HSBC Bank Panama	9,498	8,265	9,142
HSBC Bank Bermuda	5,292	4,735	4,663
Other	47,985	54,778	50,767

	1,075,264	1,159,274	1,133,168

For footnote, see page 196.

HSBC HOLDINGS PLC
Interim Management Report: Risk (continued)
Footnotes to Risk
Credit risk

1	The amount of the loan commitments reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. In addition to those amounts, there is a further maximum possible exposure to credit risk of US$158,587 million (30 June 2009: US$36,199 million; 31 December 2009: US$62,286 million), reflecting the full take-up of such irrevocable loan commitments. The take-up of such offers is generally at modest levels.

2	As discussed under ‘Write-off of loans and advances’ on page 205 of the Annual Report and Accounts 2009, there was a change in the write-off period in North America during 2009 and the figures reported as at 31 March 2010 (where applicable), 30 June 2010 and 31 December 2009 are on the basis of this new period. The effect of this change at 31 December 2009 was an acceleration of write-offs which reduced gross residential mortgages by US$1,924 million, other personal loans by US$1,340 million, total personal lending by US$3,264 million, second lien mortgages by US$425 million and total mortgage lending by US$2,349 million, with a corresponding reduction in impairment allowances. There was no significant effect on net loans and advances or loan impairment charges.

3	Residential mortgages include Hong Kong Government Home Ownership Scheme loans of US$3,362 million at 30 June 2010 (30 June 2009: US$3,686 million; 31 December 2009: US$3,456 million).

4	Other personal loans and advances include second lien mortgages and other personal property-related lending.

5	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.

6	Included within ‘Total gross loans and advances to customers’ is credit card lending of US$61,022 million (30 June 2009: US$70,044 million; 31 December 2009: US$68,289 million).

7	Includes residential mortgages of HSBC Bank USA and HSBC Finance.

8	Comprising Hong Kong, Rest of Asia-Pacific, Middle East and Latin America.

9	Negative equity arises when the value of the loan exceeds the value of available equity, generally based on values at balance sheet date. The comparative data for 30 June 2009 for the UK and the US are restated accordingly (previously these values were based on the origination date).

10	Loan to value ratios are generally based on values at the balance sheet date. The comparative data for 30 June 2009 for the UK and the US are restated accordingly (previously these ratios were based on the origination date).

11	HSBC Finance mortgage lending is shown on a management basis and includes loans transferred to HSBC USA Inc. which are managed by HSBC Finance.

12	Excluding the change in write-off period discussed in footnote 2, HSBC Finance mortgage lending at 31 December 2009 totalled US$63,724 million, of which US$52,914 million was fixed rate, US$9,537 million was adjustable rate and US$1,274 million was interest only. Of the total, US$55,625 million was first lien and US$8,098 million was second lien.

13	Stated income lending forms a subset of total Mortgage Services lending across all categories.

14	By states which individually account for 5 per cent or more of HSBC Finance’s US customer loan portfolio.

15	Percentages are expressed as a function of the relevant gross loans and receivables balance.

16	The average loss on sale of foreclosed properties is calculated as cash proceeds after deducting selling costs and commissions, minus the book value of the property when it was moved to ‘Real estate owned’ divided by the book value of the property when it was moved to ‘Real estate owned’.

17	The average total loss on foreclosed properties sold during each quarter includes both the loss on sale and the cumulative write-downs recognised on the loans up to and upon classification as ‘Real estate owned’. This average total loss on foreclosed properties is expressed as a percentage of the book value of the property prior to its transfer to ‘Real estate owned’.

18	HSBC observes the disclosure convention that, in addition to those classified as EL9 to EL10, retail accounts classified EL1 to EL8 that are delinquent by 90 days or more are considered impaired, unless individually they have been assessed as not impaired (see page 162, ‘Past due but not impaired gross financial instruments’).

19	The EL percentage is derived through a combination of PD and LGD, and may exceed 100 per cent in circumstances where the LGD is above 100 per cent reflecting the cost of recoveries.

20	Impairment allowances are not reported for financial instruments whereby the carrying amount is reduced directly for impairment and not through the use of an allowance account.

21	Impairment is not measured for assets held in trading portfolios, designated at fair value or derivatives as assets in such portfolios are managed according to movements in fair value, and the fair value movement is taken directly to the income statement. Consequently, all such balances are reported under ‘Neither past due nor impaired’.

22	Includes asset-backed securities that have been externally rated as strong (30 June 2010: US$4,156 million; 30 June 2009: US$7,827 million; 31 December 2009: US$5,707 million), good (30 June 2010: US$1,039 million; 30 June 2009: nil; 31 December 2009: US$881 million), satisfactory (30 June 2010: US$223 million; 30 June 2009: nil; 31 December 2009: US$311 million), sub-standard (30 June 2010: US$511 million; 30 June 2009: nil; 31 December 2009: US$468 million) and impaired (30 June 2010: US$243 million; 30 June 2009: nil; 31 December 2009: US$460 million).

23	Impaired loans and advances are those classified as CRR 9, CRR 10, EL 9 or EL 10 and all retail loans 90 days or more past due, unless individually they have been assessed as not impaired.

24	Collectively assessed loans and advances comprise homogeneous groups of loans that are not considered individually significant, and loans subject to individual assessment where no impairment has been identified on an individual basis, but on which a collective impairment allowance has been calculated to reflect losses which have been incurred but not yet identified.

25	Collectively assessed loans and advances not impaired are those classified as CRR1 to CRR8 and EL1 to EL8 but excluding retail loans 90 days past due.

26	The impairment allowances on loans and advances to banks relate to the geographical regions, Europe, Middle East and North America.

27	Net of repo transactions, settlement accounts and stock borrowings.

28	As a percentage of loans and advances to banks and loans and advances to customers, as applicable.

29	Excludes trading loans classified as in default.
Liquidity and funding

30	Figures provided for HSBC Bank plc and The Hongkong and Shanghai Banking Corporation incorporate the major overseas branches of these entities. Subsidiaries of these entities are not included unless there is unrestricted transferability of liquidity between the subsidiaries and the parent.

31	This comprises the Group’s other main banking subsidiaries and, as such, includes businesses spread across a range of locations, in many of which HSBC may require a higher ratio of net liquid assets to customer liabilities to reflect local market conditions.

32	Unused committed sources of secured funding for which eligible assets were held.

33	Client-originated asset exposures relate to consolidated multi-seller conduits (see page 126). These vehicles provide funding to Group customers by issuing debt secured by a diversified pool of customer-originated assets.

34	HSBC-managed asset exposures relate to consolidated securities investment conduits, primarily Solitaire and Mazarin (see page 126). These vehicles issue debt secured by ABSs which are managed by HSBC. Of the total contingent liquidity risk under this category, US$8.5 billion was already funded on-balance sheet at 30 June 2010 (30 June 2009: US$21.9 billion; 31 December 2009: US$18.7 billion) leaving a net contingent exposure of US$18.4 billion (30 June 2009: US$9.0 billion; 31 December 2009: US$10.4 billion).

35	Other conduit exposures relate to third-party sponsored conduits (see page 136).

36	The five largest committed liquidity facilities provided to customers other than those facilities to conduits.

37	The total of all committed liquidity facilities provided to the largest market sector, other than those facilities to conduits.
Market risk

38	The structural foreign exchange risk is monitored using sensitivity analysis (see page 182). The reporting of commodity risk is consolidated with foreign exchange risk and is not applicable to non-trading portfolios.

39	The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included in the Group VAR. The management of this risk is described on page 182.

40	Credit spread sensitivity is reported separately for insurance operations (see page 186).

41	The standard deviation measures the variation of daily revenues about the mean value of those revenues.

42	The effect of any month-end adjustments not attributable to a specific daily market move is spread evenly over the days in the month in question.

43	The total VAR is non-additive across risk types due to diversification effects.
Risk management of insurance operations

44	HSBC has no insurance manufacturing subsidiaries in the Middle East.

45	Insurance contracts and investment contracts with discretionary participation features (‘DPF’) can give policyholders the contractual right to receive, as a supplement to their guaranteed benefits, additional benefits that may be a significant portion of the total contractual benefits, but whose amount and timing are determined by HSBC. These additional benefits are contractually based on the performance of a specified pool of contracts or assets, or the profit of the company issuing the contracts. In the first half of 2010, policyholder liabilities in relation to certain hybrid contracts were reclassified from ‘Insurance contracts with DPF’ and ‘Life (linked) contracts’ to ‘Investment contracts with DPF’ to reflect policyholder behaviour which supports the contracts being presented as a single contract in accordance with its dominant contractual feature, rather than being separately analysed into its component parts.

46	Although investment contracts with DPF are financial instruments, HSBC continues to account for them as insurance contracts as permitted by IFRS 4.

47	Net written insurance premiums represent gross written premiums less gross written premiums ceded to reinsurers.

48	Term assurance includes credit life insurance.

49	Other assets comprise shareholder assets.

50	Present value of in-force long-term insurance contracts and investment contracts with DPF.

51	Does not include associated insurance companies, Ping An Insurance, SABB Takaful Company or Bao Viet, or joint venture insurance companies, Hana Life and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.

52	Does not include associated insurance companies, Ping An Insurance and SABB Takaful Company or joint venture insurance companies, Hana Life and Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.
Capital management and allocation

53	Includes externally verified profits for the half-year to 30 June 2010.

54	Mainly comprises unrealised losses on available-for-sale debt securities within SPEs which are excluded from the regulatory consolidation.

55	Under FSA rules, unrealised gains/losses on debt securities net of tax must be excluded from capital resources.

56	Under FSA rules, the defined benefit liability may be substituted with the additional funding that will be paid into the relevant schemes over the following five year period.

57	Mainly comprise investments in insurance entities.

58	Under FSA rules, collective impairment allowances on loan portfolios on the standardised approach are included in tier 2 capital.

59	The rights issue excludes losses arising on derivative contracts and certain fees that were recognised in the income statement. These amounted to US$147 million in the half-year to 31 December 2009 and US$344 million in the half-year to 30 June 2009.

60	HSBC Bank Canada was transferred from HSBC North America to the ownership of HSBC Overseas Holdings (UK) Limited with effect from 31 January 2010.

HSBC HOLDINGS PLC
Board of Directors and Senior Management
Directors
S K Green, Group Chairman
Age 61. An executive Director since 1998; Group Chief Executive from 2003 to 2006. Joined HSBC in 1982. Chairman of the Nomination Committee since 26 February 2010. A director of HSBC Bank plc, having ceased to be chairman on 21 April 2010. A director of The Hongkong and Shanghai Banking Corporation Limited. Chairman and a director of HSBC Private Banking Holdings (Suisse) SA until 25 February 2010. Ceased to be a director of HSBC France on 16 February 2010 and HSBC North America Holdings Inc. on 13 May 2010. Chairman of The British Bankers’ Association and, since April 2009, a non-executive director of BASF SE.
     Mr Green is a career banker having joined The Hongkong and Shanghai Banking Corporation Limited in 1982 with responsibility for corporate planning activities. He was Group Treasurer, with responsibility for HSBC’s treasury and capital markets businesses globally from 1992 to 1998 and executive Director, Corporate, Investment Banking and Markets from 1998 to 2003, when he was appointed Group Chief Executive. He has worked in Hong Kong, New York, the Middle East and London and has extensive international experience and knowledge of the HSBC Group.
M F Geoghegan, CBE, Group Chief Executive
Age 56. An executive Director since 2004. Joined HSBC in 1973. Chairman of the Group Management Board. Chairman of The Hongkong and Shanghai Banking Corporation Limited since 1 February 2010 and chairman of HSBC Bank Canada. Deputy chairman of HSBC Bank plc. A director of HSBC North America Holdings Inc. Ceased to be a director of HSBC Latin America Holdings (UK) Limited on 27 May 2010. Former chairman and a director of HSBC Bank USA, N.A. and HSBC USA Inc. Chief Executive of HSBC Bank plc from 2004 to 2006. Responsible for all of HSBC’s business throughout South America from 2000 to 2003. President of HSBC Bank Brasil S.A. — Banco Múltiplo from 1997 to 2003.
     Mr Geoghegan is a career banker with over 35 years’ international experience with HSBC. He has worked in the Americas, Asia, the Middle East and Europe. He established the Group’s operations in Brazil in 1997 following the creation of Banco HSBC Bamerindus S.A. and in 2003 he was honoured with a CBE in recognition of his contribution to British business interests in Brazil.
† S A Catz
Age 48. President of Oracle Corporation. A non-executive Director since 2008. Managing Director of Donaldson, Lufkin & Jenrette from 1997 to 1999. Joined Oracle in 1999 and appointed to the Board of Directors in 2001.
     Ms Catz brings to the Board a background in international business leadership, having helped transform Oracle into the second biggest producer of management software and the world’s leading supplier of software for information management.
V H C Cheng, GBS, OBE
Age 62. Chairman of HSBC Bank (China) Company Limited and, since 21 January 2010, of HSBC Bank (Taiwan) Limited. An executive Director since 2008 and a member of the Corporate Sustainability Committee since 28 May 2010. Joined HSBC in 1978. Appointed a Group General Manager in 1995 and a Group Managing Director in 2005. A director of HSBC Bank (Vietnam) Limited. An independent non-executive director of Great Eagle Holdings Limited and MTR Corporation Limited. Vice Chairman of the China Banking Association. A member of the National Committee of the 11th Chinese People’s Political Consultative Conference (‘CPPCC’), and a senior adviser to the 11th Beijing Municipal Committee of the CPPCC. Ceased to be chairman and a director of The Hongkong and Shanghai Banking Corporation Limited on 1 February 2010 and of HSBC Global Asset Management (Hong Kong) Limited on 4 February 2010. Ceased to be a director of HSBC Bank Australia Limited and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority on 1 February 2010. A non-executive director of Swire Pacific Limited from 2005 to 2008. Awarded the Gold Bauhinia Star by the Hong Kong Government in 2005.
     Mr Cheng is a career banker with extensive international business experience particularly in Asia. Mr Cheng is Vice President of the Hong Kong Institute of Bankers and was chairman of the Process Review Panel for the Securities and Futures Commission and of the Standing Committee on Directorate Salaries and Conditions of Service of the Hong Kong Government. Chairman of the Council of the Chinese University of Hong Kong since October 2009. He was seconded to the Hong Kong Government’s Central Policy Unit from 1989 to 1991 serving as an adviser to the Governor of Hong Kong.

† M K T Cheung, GBS, OBE
Age 62. Non-executive chairman of the Airport Authority Hong Kong. A non-executive Director since February 2009 and a member of the Group Audit Committee since 1 March 2010. A non-executive director of Hang Seng Bank Limited, HKR International Limited and Hong Kong Exchanges and Clearing Limited. A non-official member of the Executive Council of the Hong Kong Special Administrative Region. Non-executive chairman of the Council of the Hong Kong University of Science and Technology. A director of The Association of Former Council Members of The Stock Exchange of Hong Kong Limited and The Hong Kong International Film Festival Society Limited. Ceased to be a non-executive director of Sun Hung Kai Properties Limited in December 2009. Chairman and Chief Executive Officer of KPMG Hong Kong from 1996 to 2003. A Council Member of the Open University of Hong Kong until June 2009. Awarded the Gold Bauhinia Star by the Hong Kong Government in 2008.
     Dr Cheung brings to the Board a background in international business and financial accounting, particularly in Greater China and the wider Asian economy. He retired from KPMG Hong Kong in 2003 after more than 30 years’ distinguished service with the firm. He is a Fellow of the Institute of Chartered Accountants in England and Wales.
† J D Coombe
Age 65. Non-executive chairman of Hogg Robinson Group plc. A non-executive Director since 2005 and chairman of the Group Audit Committee since 30 July 2010. A member of the Remuneration Committee and, since 26 February 2010, the Group Risk Committee. A non-executive director of Home Retail Group plc. A trustee of the Royal Academy Trust. Former appointments include: executive director and Chief Financial Officer of GlaxoSmithKline plc; non-executive director of GUS plc; a member of the Supervisory Board of Siemens AG; chairman of The Hundred Group of Finance Directors and a member of the Accounting Standards Board.
     Mr Coombe brings to the Board a background in international business, financial accounting and the pharmaceutical industry. As Chief Financial Officer of GlaxoSmithKline he had responsibility for the Group’s financial operations globally. He is a Fellow of the Institute of Chartered Accountants in England and Wales.
† R A Fairhead
Age 48. Chairman, Chief Executive Officer and a director of Financial Times Group Limited. A non-executive Director since 2004. Chairman of the Group Risk Committee since 26 February 2010. A member of the Group Audit Committee, having ceased to be chairman on 30 July 2010. A member of the Nomination Committee. A director of Pearson plc and a non-executive director of The Economist Newspaper Limited. Ceased to be chairman and a director of Interactive Data Corporation on 30 July 2010. Former appointments include: Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc; and Finance Director of Pearson plc.
     Mrs Fairhead brings to the Board a background in international industry, publishing, finance and general management. As the former Finance Director of Pearson plc she oversaw the day to day running of the finance function and was directly responsible for global financial reporting and control, tax and treasury. She has a Master’s in Business Administration from the Harvard Business School.
D J Flint, CBE, Chief Financial Officer, Executive Director, Risk and Regulation
Age 55. Joined HSBC as an executive Director in 1995. A non-executive director of BP p.l.c. and a member of the Large Business Tax Forum. Co-Chairman of the Counterparty Risk Management Policy Group III in 2008. Chaired the Financial Reporting Council’s review of the Turnbull Guidance on Internal Control in 2004. Served on the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board from 2001 to 2004. A former partner in KPMG.
     Mr Flint has extensive financial experience particularly in banking, multinational financial reporting, treasury and securities trading operations. In 2006 he was honoured with a CBE in recognition of his services to the finance industry. He is a member of the Institute of Chartered Accountants of Scotland and the Association of Corporate Treasurers and he is a Fellow of The Chartered Institute of Management Accountants.
A A Flockhart, CBE
Age 58. Chairman, Personal and Commercial Banking and Insurance. An executive Director since May 2008. Joined HSBC in 1974. Appointed a Group General Manager in 2002 and a Group

HSBC HOLDINGS PLC
Board of Directors and Senior Management (continued)
Managing Director in 2006. A director of HSBC Bank plc since 22 July 2010. Chairman of HSBC Latin America Holdings (UK) Limited since December 2009. A director of Hang Seng Bank Limited and HSBC Bank Australia Limited. A member of the Visa Asia Pacific Senior Advisory Council, Visa Inc. Chairman of HSBC Bank Malaysia Berhad from 2007 to 5 February 2010. Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited from 2007 to 1 February 2010. Ceased to be a director of HSBC Bank (China) Company Limited on 28 February 2010. Ceased to be vice chairman and a director of HSBC Bank (Vietnam) Limited on 16 June 2010. President and Group Managing Director Latin America and the Caribbean from 2006 to 2007. Chief Executive Officer, Mexico from 2002 to 2006. Senior Executive Vice-President, Commercial Banking, HSBC Bank USA, N.A. from 1999 to 2002. Managing Director of The Saudi British Bank from 1997 to 1999.
     Mr Flockhart is a career banker, being an emerging markets specialist with over 35 years’ experience with HSBC across Latin America, the Middle East and Asia. In 2007 he was honoured with a CBE in recognition of his services to British business and charitable services and institutions in Mexico.
S T Gulliver
Age 51. Chairman, Europe, Middle East and Global Businesses. An executive Director since 2008. Joined HSBC in 1980. Appointed a Group General Manager in 2000 and a Group Managing Director in 2004. Chairman of HSBC Bank plc since 21 April 2010, HSBC Private Banking Holdings (Suisse) SA since 25 February 2010, HSBC Bank Middle East since 15 February 2010 and HSBC France since January 2009. A director of The Hongkong and Shanghai Banking Corporation Limited. Deputy chairman and a member of the Supervisory Board of HSBC Trinkaus & Burkhardt AG. Co-Head of Global Banking and Markets from 2003 to 2006. Head of Global Markets from 2002 to 2003. Head of Treasury and Capital Markets in Asia-Pacific from 1996 to 2002.
     Mr Gulliver is a career banker with over 29 years’ international experience with HSBC. He has held a number of key roles in the Group’s operations worldwide, including in London, Hong Kong, Tokyo, Kuala Lumpur and the United Arab Emirates. Global Banking and Markets is the wholesale banking division of the Group with operations in more than 60 countries and territories.
† J W J Hughes-Hallett, SBS
Age 60. Chairman of John Swire & Sons Limited. A non-executive Director since 2005. A member of the Nomination Committee and, since 26 February 2010, of the Group Risk Committee. A member of the Group Audit Committee until 1 March 2010. A non-executive director and former chairman of Cathay Pacific Airways Limited and Swire Pacific Limited. A non-executive director of The Hongkong and Shanghai Banking Corporation Limited from 1999 to 2004. A trustee of the Dulwich Picture Gallery and the Esmée Fairbairn Foundation. A member of The Hong Kong Association and the Governing Board of the Courtauld Institute of Art. Awarded the Silver Bauhinia Star by the Hong Kong Government in 2004.
     Mr Hughes-Hallett brings to the Board a background in financial accounting and the management of a broad range of businesses in a number of international industries, including aviation, insurance, property, shipping, manufacturing and trading in the Far East, UK, US and Australia. He is a Fellow of the Institute of Chartered Accountants in England and Wales.
† W S H Laidlaw
Age 54. Chief Executive Officer of Centrica plc. A non-executive Director since 2008. A member of the Remuneration Committee. Former appointments include: Executive Vice President of Chevron Corporation; non-executive director of Hanson PLC; Chief Executive Officer of Enterprise Oil plc; and President and Chief Operating Officer of Amerada Hess Corporation.
     Mr Laidlaw brings to the Board significant international experience, particularly in the energy sector, having had responsibility for businesses in four continents. He has a Master’s in Business Administration from INSEAD.
† J R Lomax
Age 65. Former Deputy Governor, Monetary Stability, at the Bank of England and a member of the Monetary Policy Committee. A non-executive Director since 2008. A member of the Group Audit Committee since March 2009 and the Group Risk Committee since 26 February 2010. A non-executive director of The Scottish American Investment Company PLC and Reinsurance Group of America Inc., and since 7 July 2010, Arcus European Infrastructure Fund GP LLP. A director of the Council of Imperial College, London and a member of the Board of the Royal National Theatre. A member of the Business Advisory Group to the UK Secretary of State for Business since 18 May 2010. Former appointments include: Deputy Governor of the Bank of England from 2003 to 2008; Permanent Secretary at the UK Government Departments for Transport and Work and Pensions and at the Welsh Office from 1996 to 2003; and Vice President and Chief of Staff to the President of the World Bank from 1995 to 1996.
     Ms Lomax brings to the Board business experience in both the public and private sectors and a deep knowledge of the operation of the UK government and the financial system.
† G Morgan
Age 64. Non-executive Chairman of SNC-Lavalin Group Inc. A non-executive Director since 2006. A member of the Remuneration Committee. A member of the Board of Trustees of The Fraser Institute and the Manning Centre for Building Democracy. A non-executive director of HSBC Bank Canada from 1996 to 2006. Former appointments include: Founding President, Chief Executive Officer and Vice Chairman of EnCana Corporation; director of Alcan Inc. and Lafarge North America, Inc.
     Mr Morgan brings to the Board a background in technical, operational, financial and management positions and has led large international companies in the energy and engineering sectors. He has been recognised as Canada’s most respected Chief Executive Officer in a national poll of Chief Executives. He is currently a business columnist for Canada’s largest national newspaper.
† N R N Murthy, CBE
Age 63. Chairman and Chief Mentor and former Chief Executive Officer of Infosys Technologies Limited. A non-executive Director since 2008. Chairman of the Corporate Sustainability Committee since 28 May 2010. A director of the United Nations Foundation. Ceased to be a director of Unilever plc on 12 May 2010. A former non-executive director of DBS Group Holdings Limited, DBS Bank Limited and New Delhi Television Limited.
     Mr Murthy brings to the Board experience in information technology, corporate governance and education, particularly in India. He founded Infosys Technologies Limited in India in 1981 and was its Chief Executive Officer for 21 years. Under his leadership, Infosys established a global footprint and was listed on NASDAQ in 1999. During his career he has worked in France and India.
† Sir Simon Robertson, senior independent non-executive Director
Age 69. Non-executive chairman of Rolls-Royce Group plc and the founder member of Simon Robertson Associates LLP. A non-executive Director since 2006 and senior independent non-executive Director since 2007. A member of the Nomination Committee. A non-executive director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited and Royal Opera House Covent Garden Limited. A trustee of the Eden Project Trust and of the Royal Opera House Endowment Fund. Former appointments include: Managing Director of Goldman Sachs International; and chairman of Dresdner Kleinwort Benson.
     Sir Simon brings to the Board a background in international corporate advisory with a wealth of experience in mergers and acquisitions, merchant banking, investment banking and financial markets. During his career he has worked in France, Germany, the UK and the USA. In June 2010 he was honoured with a knighthood in recognition of his services to business.
† J L Thornton
Age 56. A non-executive Director since 2008. Chairman of the Remuneration Committee since 28 May 2010. Non-executive chairman and a director of HSBC North America Holdings Inc. since 2008. Professor and a director of the Global Leadership Program at the Tsinghua University School of Economics and Management. Chairman of the Brookings Institution Board of Trustees. A non-executive director of Ford Motor Company, News Corporation, Inc. and China Unicom (Hong Kong) Limited. A director of the National Committee on United States-China Relations and a Trustee of Asia Society, China Institute, The China Foreign Affairs University, the Palm Beach Civic Association and the United World College of East Africa Trust. A member of the Council on Foreign Relations, the China Securities Regulatory Commission International Advisory Committee and China Reform Forum International Advisory Committee. Former appointments include: non-executive director of Industrial and Commercial Bank of China Limited from 2005 to 2008; Intel Corporation, Inc. from 2003 until 18 May 2010; and President of the Goldman Sachs Group, Inc. from 1999 to 2003.
     Mr Thornton brings to the Board experience that bridges developed and developing economies and the public and private sectors. He has a deep knowledge of financial services and education

HSBC HOLDINGS PLC
Board of Directors and Senior Management (continued)
systems, particularly in Asia. During his 23 year career with Goldman Sachs, he played a key role in the firm’s global development and was chairman of Goldman Sachs Asia.
† Sir Brian Williamson, CBE
Age 65. A non-executive Director since 2002. A member of the Nomination Committee, having ceased to be chairman on 26 February 2010. A director of NYSE Euronext. Chairman of Electra Private Equity plc until 24 May 2010. Former appointments include: chairman of London International Financial Futures and Options Exchange and Gerrard Group plc; director of Climate Exchange plc and non-executive director of Resolution plc, the Financial Services Authority and the Court of The Bank of Ireland.
     Sir Brian brings to the Board extensive experience in money and bond markets, insurance, private equity, futures, options and commodities trading internationally. He established the London International Financial Futures and Options Exchange in the 1980s and led the Exchange’s development of its electronic trading platform in the mid-1990s. He was the first chairman of Resolution plc, established to consolidate life assurance business in the UK. He is a member of the Guild for International Bankers.
† Independent non-executive Director.
Secretary
R G Barber
Age 59. Group Company Secretary. A Group General Manager since 2006. Joined HSBC in 1980. Company Secretary of HSBC Holdings plc since 1990. Chairman of the Disclosure Committee. A member of the Listing Authority Advisory Committee of the Financial Services Authority and of the Primary Markets Group of the London Stock Exchange. Corporation Secretary of The Hongkong and Shanghai Banking Corporation Limited from 1986 to 1992 and Company Secretary of HSBC Bank plc from 1994 to 1996.
Adviser to the Board
D J Shaw
Age 64. An Adviser to the Board since 1998. Solicitor. A former partner in Norton Rose. A director of HSBC Bank Bermuda Limited, HSBC Private Banking Holdings (Suisse) SA and HSBC Private Bank (Suisse) SA. An independent non-executive director of Kowloon Development Company Limited and Shui On Land Limited.

Group Managing Directors
A Almeida
Age 54. Group Head of Human Resources. A Group Managing Director since 2008. Joined HSBC in 1992. Appointed a Group General Manager in 2007. Global Head of Human Resources for Global Banking and Markets, Global Private Banking, Global Transaction Banking and HSBC Amanah from 1996 to 2007.
E Alonso
Age 55. Group Managing Director and Head of HSBC Latin America and the Caribbean. A Group Managing Director since 2008. Joined HSBC in 1997. Appointed a Group General Manager in 2006. Chairman Grupo Financiero HSBC, S.A. de C.V., and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC. President of the Board of Directors of HSBC Bank (Panamá) S.A. A director of HSBC Latin America Holdings (UK) Limited and HSBC Argentina Holdings S.A. A director of HSBC Bank Brasil S.A. — Banco Múltiplo and Managing Director of HSBC Serviços e Participaçoes Ltda. from 2004 to 2008. Managing Director of HSBC (Brasil) Administradora de Consorcio Ltda. from 2001 to 2008.
N S K Booker
Age 51. Chief Executive Officer, HSBC North America Holdings Inc. and a Group Managing Director since 1 August 2010. Joined HSBC in 1981. Appointed a Group General Manager in 2004. Chief Executive Officer of HSBC Finance Corporation from 2008 to July 2010. Deputy Chairman and Chief Executive Officer of HSBC Bank Middle East Limited from 2006 to 2007. Chief Executive Officer, India from 2002 to 2006.
K M Harvey
Age 49. Group Chief Technology and Services Officer. A Group Managing Director since 2008. Joined HSBC Finance Corporation in 1989. Appointed a Group General Manager in 2004. Group Chief Information Officer from 2004 to 2008. President of HSBC Technology and Services (USA) Inc. from 2003 to 2004. Group Executive for HSBC Finance Corporation from 1993 to 2002. Managing Director of Data Processing, HFC Bank Limited from 1992 to 1993. Director of Banking Systems, HSBC Finance Corporation from 1990 to 1992.
A C Hungate
Age 43. Global Head of Personal Financial Services and Marketing. Joined HSBC as a Group Managing Director in 2007. A director of HSBC Bank Egypt S.A.E. Formerly Managing Director, Asia Pacific at Reuters.
B Robertson
Age 56. Group Chief Risk Officer. A Group Managing Director since 2008. Joined HSBC in 1975. Appointed a Group General Manager in 2003. Group General Manager, Group Credit and Risk from 2005 to 2007. Head of Global Banking and Markets for North America from 2003 to 2005.
P A Thurston
Age 56. Chief Executive, HSBC Bank plc since April 2009. A Group Managing Director since 2008. Joined HSBC in 1975. Appointed a Group General Manager in 2003. Chairman of HSBC Life (UK) Limited. A director of HSBC Bank plc.
P T S Wong
Age 58. Chief Executive, The Hongkong and Shanghai Banking Corporation Limited and a Group Managing Director since 1 February 2010. Joined HSBC and appointed a Group General Manager in 2005. Deputy Chairman of HSBC Bank (China) Company Limited. Chairman of HSBC Bank Malaysia Berhad. Vice Chairman of HSBC Bank (Vietnam) Ltd. A director of HSBC Bank Australia Limited, Hang Seng Bank Limited, Bank of Communications Co., Ltd., Ping An Insurance (Group) Company of China, Ltd. and Cathay Pacific Airways Limited.

HSBC HOLDINGS PLC
Financial Statements (unaudited)
Consolidated income statement for the half-year to 30 June 2010

		Half-year to
		30 June	30 June	31 December
		2010	2009	2009
	Notes	US$m	US$m	US$m

Interest income		28,686	32,479	29,617
Interest expense		(8,929)	(11,941)	(9,425)

Net interest income		19,757	20,538	20,192

Fee income		10,405	10,191	11,212
Fee expense		(1,887)	(1,763)	(1,976)

Net fee income		8,518	8,428	9,236

Trading income excluding net interest income		2,309	4,301	1,935
Net interest income on trading activities		1,243	1,954	1,673

Net trading income		3,552	6,255	3,608

Changes in fair value of long-term debt issued and related derivatives		1,125	(2,300)	(3,947)
Net income/(expense) from other financial instruments designated at fair value		(40)	777	1,939

Net income/(expense) from financial instruments designated at fair value		1,085	(1,523)	(2,008)
Gains less losses from financial investments		557	323	197
Dividend income		59	57	69
Net earned insurance premiums		5,666	5,012	5,459
Other operating income		1,478	1,158	1,630

Total operating income		40,672	40,248	38,383
Net insurance claims incurred and movement in liabilities to policyholders		(5,121)	(5,507)	(6,943)

Net operating income before loan impairment charges and other credit risk provisions		35,551	34,741	31,440
Loan impairment charges and other credit risk provisions		(7,523)	(13,931)	(12,557)

Net operating income		28,028	20,810	18,883

Employee compensation and benefits		(9,806)	(9,207)	(9,261)
General and administrative expenses		(7,014)	(6,258)	(7,134)
Depreciation and impairment of property, plant and equipment		(834)	(814)	(911)
Amortisation and impairment of intangible assets		(457)	(379)	(431)

Total operating expenses		(18,111)	(16,658)	(17,737)

Operating profit		9,917	4,152	1,146

Share of profit in associates and joint ventures		1,187	867	914

Profit before tax		11,104	5,019	2,060

Tax expense	6	(3,856)	(1,286)	901

Profit for the period		7,248	3,733	2,961

Profit attributable to shareholders of the parent company		6,763	3,347	2,487
Profit attributable to non-controlling interests		485	386	474

		US$	US$	US$

Basic earnings per ordinary share	4	0.38	0.21	0.13
Diluted earnings per ordinary share	4	0.38	0.21	0.13
The accompanying notes on pages 212 to 232 and ‘Fair values of financial instruments’ on pages 114 to 125 form an integral part of these financial statements.

Consolidated statement of comprehensive income for the half-year to 30 June 2010

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Profit for the period	7,248	3,733	2,961

Other comprehensive income
Available-for-sale investments	4,206	3,870	6,947

— fair value gains/(losses)	4,698	4,067	5,754
— fair value (gains)/losses transferred to income statement on disposal	(574)	(720)	72
— amounts transferred to the income statement in respect of impairment losses	678	872	1,519
— income taxes	(596)	(349)	(398)

Cash flow hedges	(45)	452	320

— fair value gains/(losses) taken to equity	(1,687)	(111)	592
— fair value (gains)/losses transferred to income statement	1,644	856	(48)
— income taxes	(2)	(293)	(224)

Actuarial gains/(losses) on defined benefit plans	(60)	(2,609)	1

— before income taxes	(82)	(3,578)	(8)
— income taxes	22	969	9

Share of other comprehensive income of associates and joint ventures	73	105	44
Exchange differences	(6,128)	3,450	1,525

Other comprehensive income for the period, net of tax	(1,954)	5,268	8,837

Total comprehensive income for the period	5,294	9,001	11,798

Total comprehensive income for the period attributable to:
— shareholders of the parent company	4,901	8,397	11,132
— non-controlling interests	393	604	666

	5,294	9,001	11,798

The accompanying notes on pages 212 to 232 and ‘Fair values of financial instruments’ on pages 114 to 125 form an integral part of these financial statements.

HSBC HOLDINGS PLC
Financial Statements (unaudited) (continued)
Consolidated balance sheet at 30 June 2010

		At	At	At
		30 June	30 June	31 December
		2010	2009	2009
	Notes	US$m	US$m	US$m
ASSETS
Cash and balances at central banks		71,576	56,368	60,655
Items in the course of collection from other banks		11,195	16,613	6,395
Hong Kong Government certificates of indebtedness		18,364	16,156	17,463
Trading assets	7	403,800	414,358	421,381
Financial assets designated at fair value	8	32,243	33,361	37,181
Derivatives	9	288,279	310,796	250,886
Loans and advances to banks		196,296	182,266	179,781
Loans and advances to customers		893,337	924,683	896,231
Financial investments	10	385,471	353,444	369,158
Other assets	11	42,140	34,250	44,534
Current tax assets		1,070	1,201	2,937
Prepayments and accrued income		11,586	14,486	12,423
Interests in associates and joint ventures		15,701	12,316	13,011
Goodwill and intangible assets		27,859	29,105	29,994
Property, plant and equipment		13,291	14,573	13,802
Deferred tax assets		6,246	7,867	8,620

Total assets		2,418,454	2,421,843	2,364,452

LIABILITIES AND EQUITY

Liabilities
Hong Kong currency notes in circulation		18,364	16,156	17,463
Deposits by banks		127,316	129,151	124,872
Customer accounts		1,147,321	1,163,343	1,159,034
Items in the course of transmission to other banks		11,976	16,007	5,734
Trading liabilities	12	274,836	264,562	268,130
Financial liabilities designated at fair value	13	80,436	77,314	80,092
Derivatives	9	287,014	298,876	247,646
Debt securities in issue		153,600	156,199	146,896
Other liabilities		71,732	70,125	68,640
Current tax liabilities		2,558	2,274	2,140
Liabilities under insurance contracts		52,516	48,184	53,707
Accruals and deferred income		12,174	13,184	13,190
Provisions		1,828	1,949	1,965
Deferred tax liabilities		1,264	1,849	1,837
Retirement benefit liabilities		3,949	7,238	6,967
Subordinated liabilities		28,247	30,134	30,478

Total liabilities		2,275,131	2,296,545	2,228,791

Equity
Called up share capital		8,755	8,658	8,705
Share premium account		8,423	8,390	8,413
Other equity instruments		5,851	2,133	2,133
Other reserves		19,989	19,186	22,236
Retained earnings		92,925	79,988	86,812

Total shareholders’ equity		135,943	118,355	128,299
Non-controlling interests		7,380	6,943	7,362

Total equity		143,323	125,298	135,661

Total equity and liabilities		2,418,454	2,421,843	2,364,452

The accompanying notes on pages 212 to 232 and ‘Fair values of financial instruments’ on pages 114 to 125 form an integral part of these financial statements.

Consolidated statement of cash flows for the half-year to 30 June 2010

		Half-year to
		30 June	30 June	31 December
		2010	2009	2009
	Notes	US$m	US$m	US$m
Cash flows from operating activities
Profit before tax		11,104	5,019	2,060

Adjustments for:
— non-cash items included in profit before tax	15	9,553	16,255	15,129
— change in operating assets	15	14,130	(37,279)	16,476
— change in operating liabilities	15	(1,389)	22,246	(7,601)
— elimination of exchange differences[1]		17,993	(7,878)	(11,146)
— net gain from investing activities		(1,111)	(911)	(999)
— share of profit in associates and joint ventures		(1,187)	(867)	(914)
— dividends received from associates		198	195	219
— contributions paid to defined benefit plans		(2,899)	(440)	(534)
— tax paid		(247)	118	(2,250)

Net cash generated from/(used in) operating activities		46,145	(3,542)	10,440

Cash flows from investing activities
Purchase of financial investments		(199,567)	(163,988)	(140,641)
Proceeds from the sale and maturity of financial investments		178,272	112,927	128,414
Purchase of property, plant and equipment		(739)	(781)	(1,219)
Proceeds from the sale of property, plant and equipment		3,338	2,203	2,498
Proceeds from the sale of loan portfolios		929	3,961	891
Net purchase of intangible assets		(521)	(463)	(493)
Net cash outflow from acquisition of subsidiaries		(34)	(574)	(103)
Net cash inflow from disposal of subsidiaries		191	—	45
Net cash outflow from acquisition of or increase in stake of associates		(563)	(20)	(42)
Proceeds from disposal of associates and joint ventures		171	308	—

Net cash used in investing activities		(18,523)	(46,427)	(10,650)

Cash flows from financing activities
Issue of ordinary share capital		—	18,181	217

— rights issue		—	18,179	147
— other		—	2	70

Issue of other equity instruments		3,718	—	—
Net (purchases)/sales of own shares for market-making and investment purposes		61	(51)	(125)
(Purchases)/sales of own shares to meet share awards and share option awards		19	(62)	11
On exercise of share options		61	—	12
Subordinated loan capital issued		1,329	2,763	196
Subordinated loan capital repaid		(2,408)	(154)	(4,483)
Dividends paid to shareholders of the parent company		(2,126)	(2,426)	(1,838)
Dividends paid to non-controlling interests		(329)	(433)	(269)
Dividends paid to holders of other equity instruments		(134)	(89)	(180)

Net cash generated from/(used in) financing activities		191	17,729	(6,459)

Net increase/(decrease) in cash and cash equivalents		27,813	(32,240)	(6,669)

Cash and cash equivalents at the beginning of the period		250,766	278,872	251,696

Exchange differences in respect of cash and cash equivalents		(12,669)	5,064	5,739

Cash and cash equivalents at the end of the period	15	265,910	251,696	250,766

For footnote, see page 211.
The accompanying notes on pages 212 to 232 and ‘Fair values of financial instruments’ on pages 114 to 125 form an integral part of these financial statements.

HSBC HOLDINGS PLC
Financial Statements (unaudited) (continued)
Consolidated statement of changes in equity for the half-year to 30 June 2010

	Half-year to 30 June 2010
					Other reserves
			Other		Available-			Share-		Total
	Called up		equity		for-sale	Cash flow	Foreign	based		share-	Non-
	share	Share	instru-	Retained	fair value	hedging	exchange	payment	Merger	holders’	controlling	Total
	capital	premium[2]	ments	earnings[3,4]	reserve	reserve[5]	reserve	reserve	reserve[3,6]	equity	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 1 January 2010	8,705	8,413	2,133	86,812	(9,965)	(26)	2,994	1,925	27,308	128,299	7,362	135,661
Profit for the period	—	—	—	6,763	—	—	—	—	—	6,763	485	7,248
Other comprehensive income (net of tax)	—	—	—	28	4,151	(39)	(6,002)	—	—	(1,862)	(92)	(1,954)

Available-for-sale investments	—	—	—	—	4,151	—	—	—	—	4,151	55	4,206
Cash flow hedges	—	—	—	—	—	(39)	—	—	—	(39)	(6)	(45)
Actuarial losses on defined benefit plans	—	—	—	(45)	—	—	—	—	—	(45)	(15)	(60)
Share of other comprehensive income of associates and joint ventures	—	—	—	73	—	—	—	—	—	73	—	73
Exchange differences	—	—	—	—	—	—	(6,002)	—	—	(6,002)	(126)	(6,128)

Total comprehensive income for the period	—	—	—	6,791	4,151	(39)	(6,002)	—	—	4,901	393	5,294

Shares issued under employee share plans	3	58	—	—	—	—	—	—	—	61	—	61
Shares issued in lieu of dividends and amounts arising thereon[2]	47	(48)	—	1,584	—	—	—	—	—	1,583	—	1,583
Capital securities issued during the period[7]	—	—	3,718	—	—	—	—	—	—	3,718	—	3,718
Dividends to shareholders	—	—	—	(3,261)	—	—	—	—	—	(3,261)	(409)	(3,670)
Tax credits on dividends	—	—	—	54	—	—	—	—	—	54	—	54
Own shares adjustment	—	—	—	80	—	—	—	—	—	80	—	80
Exercise and lapse of share options and vesting of share awards	—	—	—	736	—	—	—	(855)	—	(119)	—	(119)
Cost of share-based payment arrangements	—	—	—	—	—	—	—	371	—	371	—	371
Income taxes on share-based payments	—	—	—	(14)	—	—	—	—	—	(14)	—	(14)
Other movements	—	—	—	(30)	294	8	(2)	—	—	270	(1)	269
Transfers	—	—	—	173	—	—	—	(173)	—	—	—	—
Change in ownership interest in subsidiaries	—	—	—	—	—	—	—	—	—	—	35	35

At 30 June 2010	8,755	8,423	5,851	92,925	(5,520)	(57)	(3,010)	1,268	27,308	135,943	7,380	143,323

	Half-year to 30 June 2009
					Other reserves
			Other		Available-			Share-		Total
	Called up		equity		for-sale	Cash flow	Foreign	based		share-	Non-
	share	Share	instru-	Retained	fair value	hedging	exchange	payment	Merger	holders’	controlling	Total
	capital	premium[2]	ments	earnings[3,4]	reserve	reserve[5]	reserve	reserve	reserve[3,6]	equity	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 1 January 2009	6,053	8,463	2,133	80,689	(20,550)	(806)	(1,843)	1,995	17,457	93,591	6,638	100,229
Profit for the period	—	—	—	3,347	—	—	—	—	—	3,347	386	3,733
Other comprehensive income (net of tax)	—	—	—	(2,567)	3,755	466	3,396	—	—	5,050	218	5,268

Available-for-sale investments	—	—	—	—	3,755	—	—	—	—	3,755	115	3,870
Cash flow hedges	—	—	—	—	—	466	—	—	—	466	(14)	452
Actuarial gains/(losses) on defined benefit plans	—	—	—	(2,672)	—	—	—	—	—	(2,672)	63	(2,609)
Share of other comprehensive income of associates and joint ventures	—	—	—	105	—	—	—	—	—	105	—	105
Exchange differences	—	—	—	—	—	—	3,396	—	—	3,396	54	3,450

Total comprehensive income for the period	—	—	—	780	3,755	466	3,396	—	—	8,397	604	9,001

Shares issued under employee share plans	—	3	—	—	—	—	—	—	—	3	—	3
Shares issued in lieu of dividends and amounts arising thereon[2]	75	(75)	—	814	—	—	—	—	—	814	—	814
Shares issued in respect of rights issue	2,530	—	—	—	—	—	—	—	15,649	18,179	—	18,179
Dividends to shareholders	—	—	—	(2,728)	—	—	—	—	—	(2,728)	(513)	(3,241)
Own shares adjustment	—	—	—	(113)	—	—	—	—	—	(113)	—	(113)
Exercise and lapse of share options and vesting of share awards	—	—	—	658	—	—	—	(699)	—	(41)	—	(41)
Cost of share-based payment arrangements	—	—	—	—	—	—	—	355	—	355	—	355
Income tax on share based payments	—	—	—	(9)	—	—	—	—	—	(9)	—	(9)
Other movements	—	(1)	—	(103)	—	—	—	11	—	(93)	12	(81)
Change in ownership interest in subsidiaries	—	—	—	—	—	—	—	—	—	—	202	202

At 30 June 2009	8,658	8,390	2,133	79,988	(16,795)	(340)	1,553	1,662	33,106	118,355	6,943	125,298

HSBC HOLDINGS PLC
Financial Statements (unaudited) (continued)

	Half-year to 31 December 2009
					Other reserves
			Other		Available-			Share-		Total
	Called up		equity		for-sale	Cash flow	Foreign	based		share-	Non-
	share	Share	instru-	Retained	fair value	hedging	exchange	payment	Merger	holders’	controlling	Total
	capital	premium[2]	ments	earnings[3,4]	reserve	reserve[5]	reserve	reserve	reserve[3,6]	equity	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 1 July 2009	8,658	8,390	2,133	79,988	(16,795)	(340)	1,553	1,662	33,106	118,355	6,943	125,298
Profit for the period	—	—	—	2,487	—	—	—	—	—	2,487	474	2,961
Other comprehensive income (net of tax)	—	—	—	31	6,848	325	1,441	—	—	8,645	192	8,837

Available-for-sale investments	—	—	—	—	6,848	—	—	—	—	6,848	99	6,947
Cash flow hedges	—	—	—	—	—	325	—	—	—	325	(5)	320
Actuarial gains/(losses) on defined benefit plans	—	—	—	(13)	—	—	—	—	—	(13)	14	1
Share of other comprehensive income of associates and joint ventures	—	—	—	44	—	—	—	—	—	44	—	44
Exchange differences	—	—	—	—	—	—	1,441	—	—	1,441	84	1,525

Total comprehensive income for period	—	—	—	2,518	6,848	325	1,441	—	—	11,132	666	11,798

Shares issued under employee share plans	4	66	—	—	—	—	—	—	—	70	—	70
Shares issued in lieu of dividends and amounts arising thereon[2]	43	(44)	—	856	—	—	—	—	—	855	—	855
Shares issued in respect of rights issue	—	—	—	—	—	—	—	—	147	147	—	147
Dividends to shareholders	—	—	—	(2,911)	—	—	—	—	—	(2,911)	(319)	(3,230)
Tax credits on dividends	—	—	—	50	—	—	—	—	—	50	—	50
Own shares adjustment	—	—	—	(114)	—	—	—	—	—	(114)	—	(114)
Exercise and lapse of share options and vesting of share awards	—	—	—	149	—	—	—	(70)	—	79	—	79
Cost of share-based payment arrangements	—	—	—	—	—	—	—	328	—	328	—	328
Income taxes on share-based payments	—	—	—	18	—	—	—	—	—	18	—	18
Other movements	—	1	—	313	(18)	(11)	—	5	—	290	65	355
Transfers	—	—	—	5,945	—	—	—	—	(5,945)	—	—	—
Change in ownership interest in subsidiaries	—	—	—	—	—	—	—	—	—	—	7	7

At 31 December 2009	8,705	8,413	2,133	86,812	(9,965)	(26)	2,994	1,925	27,308	128,299	7,362	135,661

Dividends per ordinary share at 30 June 2010 were US$0.18 (30 June 2009: US$0.18; 31 December 2009: US$0.16).
For footnotes, see page 211.
The accompanying notes on pages 212 to 232 and ‘Fair values of financial instruments’ on pages 114 to 125 form an integral part of these financial statements.

Footnotes to Financial Statements

1	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

2	Share premium includes the deduction of US$1 million (30 June 2009: US$1 million; 31 December 2009: nil) in respect of issue costs incurred during the period.

3	Cumulative goodwill amounting to US$5,138 million has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469 million charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669 million was charged against retained earnings.

4	Retained earnings include 127,950,817 (US$1,578 million) of own shares held within HSBC’s insurance business, retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets (30 June 2009: 180,429,757 (US$2,429 million); 31 December 2009: 179,964,968 (US$2,572 million)).

5	Amounts transferred to the income statement in respect of cash flow hedges include US$129 million loss (30 June 2009: US$284 million loss; 31 December 2009: US$218 million loss) taken to ‘Net interest income’ and US$1,515 million loss (30 June 2009: US$572 million loss; 31 December 2009: US$266 million gain) taken to ‘Net trading income’.

6	Statutory share premium relief under Section 131 of the Companies Act 1985 (the ‘Act’) was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated financial statements the fair value differences of US$8,290 million in respect of HSBC France and US$12,768 million in respect of HSBC Finance Corporation were recognised in the merger reserve. The merger reserve created on the acquisition of HSBC Finance Corporation subsequently became attached to HSBC Overseas Holdings (UK) Limited (‘HOHU’), following a number of intra-group reorganisations. At 30 June 2010, nil (30 June 2009: nil; 31 December 2009: US$5,945 million) was transferred from this reserve to retained earnings as a result of impairment in HSBC Holdings’ investment in HOHU. During 2009, pursuant to Section 131 of the Companies Act 1985, statutory share premium relief was taken in respect of the rights issue and US$15,796 million was recognised in the merger reserve. The merger reserve includes the deduction of US$614 million in respect of costs relating to the rights issue, of which US$149 million was subsequently transferred to the income statement. Of this US$149 million, US$121 million was a loss arising from accounting for the agreement with the underwriters as a contingent forward contract. The merger reserve excludes the loss of US$344 million on a forward foreign exchange contract associated with hedging the proceeds of the rights issue.

7	During June 2010, HSBC Holdings issued US$3,800 million of Perpetual Subordinated Capital Securities, Series 2 (‘capital securities’), on which there were US$82 million of issuance costs which are classified as equity under IFRSs. The capital securities are exchangeable at HSBC Holdings’ option into non-cumulative US dollar preference shares on any coupon payment date. Interest on the capital securities is paid quarterly and may be deferred at the discretion of HSBC Holdings. The capital securities may only be redeemed at the option of HSBC Holdings.

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited)

1 Basis of preparation
(a)	Compliance with International Financial Reporting Standards

The interim consolidated financial statements of HSBC have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Services Authority and IAS 34 ‘Interim Financial Reporting’ (‘IAS 34’) as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’).

The consolidated financial statements of HSBC at 31 December 2009 were prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the IASB and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2009, there were no unendorsed standards effective for the year ended 31 December 2009 affecting the consolidated financial statements at that date, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC’s financial statements for the year ended 31 December 2009 were prepared in accordance with IFRSs as issued by the IASB.

At 30 June 2010, there were no unendorsed standards effective for the period ended 30 June 2010 affecting these interim consolidated financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) and its predecessor body.

During the period ended 30 June 2010, HSBC adopted the following significant changes to IFRSs:
•	On 1 January 2010, HSBC adopted the revised IFRS 3 ‘Business Combinations’ (‘IFRS 3’) and the amendments to IAS 27 ‘Consolidated and Separate Financial Statements’. The main changes under the standards are that:
–	acquisition-related costs are recognised as an expense in the income statement in the period in which they are incurred;

–	all consideration transferred, including contingent consideration, is recognised and measured at fair value at the acquisition date;

–	equity interests held prior to control being obtained are remeasured to fair value at the date of obtaining control, and any gain or loss is recognised in the income statement;

–	changes in a parent’s ownership interest in a subsidiary that do not result in a change of control are treated as transactions between equity holders and are reported in equity; and

–	an option is available, on a transaction-by-transaction basis, to measure any non-controlling (previously referred to as minority) interests in the entity acquired either at fair value, or at the non-controlling interests’ proportionate share of the net identifiable assets of the entity acquired.
In terms of their application to HSBC, the revised IFRS 3 and the amendments to IAS 27 apply prospectively to acquisitions made on or after 1 January 2010, and have no significant effect on these consolidated financial statements.

In addition to the above, during the period ended 30 June 2010, HSBC adopted a number of standards and interpretations and amendments thereto which had an insignificant effect on these consolidated financial statements.

(b)	Presentation of information

HSBC’s consolidated financial statements are presented in US dollars which is also HSBC Holdings’ functional currency. HSBC Holdings’ functional currency is the US dollar because the US dollar and currencies linked to it are the most significant currencies relevant to the underlying transactions, events and conditions of its subsidiaries, as well as representing a significant proportion of its funds generated from financing activities. HSBC uses the US dollar as its presentation currency in its consolidated financial statements because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts and funds its business.

(c)	Comparative information

These interim consolidated financial statements include comparative information as required by IAS 34, the UK Disclosure Rules and Transparency Rules and the Hong Kong Listing Rules.

(d)	Use of estimates and assumptions

The preparation of financial information requires the use of estimates and assumptions about future conditions. The use of available information and the application of judgement are inherent in the formation of estimates; actual results in the future may differ from those reported. Management believes that HSBC’s critical accounting policies where judgement is necessarily applied are those which relate to impairment of loans and advances, goodwill impairment, the valuation of financial instruments, the impairment of available-for-sale financial assets and deferred tax assets. These critical accounting policies are described on pages 61 to 65 of the Annual Report and Accounts 2009.

(e)	Consolidation

The interim consolidated financial statements of HSBC comprise the financial statements of HSBC Holdings and its subsidiaries. The method adopted by HSBC to consolidate its subsidiaries is described on page 367 of the Annual Report and Accounts 2009.

(f)	Future accounting developments

At 30 June 2010, a number of standards and interpretations, and amendments thereto, had been issued by the IASB which are not yet effective for these consolidated financial statements. Except for those described on page 368 of the Annual Report and Accounts 2009, HSBC does not expect the adoption of any of these to have a significant effect on these consolidated financial statements.

(g)	Changes in composition of the Group

There were no material changes in the composition of the Group.
2 Accounting policies
The accounting policies adopted by HSBC for these interim consolidated financial statements are consistent with those described on pages 369 to 385 of the Annual Report and Accounts 2009, except as discussed in Note 1, ‘Basis of preparation’. The methods of computation applied by HSBC for these interim consolidated financial statements are consistent with those applied for the Annual Report and Accounts 2009.

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)
3 Dividends
Dividends to shareholders of the parent company were as follows:

	Half-year to
	30 June 2010			30 June 2009			31 December 2009
	Per		Settled	Per		Settled	Per		Settled
	share	Total	in scrip	share	Total	in scrip	share	Total	in scrip
	US$	US$m	US$m	US$	US$m	US$m	US$	US$m	US$m
Dividends declared on ordinary shares
In respect of previous year:
– fourth interim dividend	0.10	1,733	838	0.10	1,210	624	—	—	—
In respect of current year:
– first interim dividend	0.08	1,394	746	0.08	1,384	190	—	—	—
– second interim dividend	—	—	—	—	—	—	0.08	1,385	696
– third interim dividend	—	—	—	—	—	—	0.08	1,391	160

	0.18	3,127	1,584	0.18	2,594	814	0.16	2,776	856

Quarterly dividends on preference shares classified as equity
March dividend	15.50	22		15.50	22		—	—
June dividend	15.50	23		15.50	23		—	—
September dividend	—	—		—	—		15.50	22
December dividend	—	—		—	—		15.50	23

	31.00	45		31.00	45		31.00	45

Quarterly coupons on capital securities classified as equity
January coupon	0.508	44		0.508	44		—	—
April coupon	0.508	45		0.508	45		—	—
July coupon	—	—		—	—		0.508	45
October coupon	—	—		—	—		0.508	45

	1.016	89		1.016	89		1.016	90

The Directors have declared a second interim dividend in respect of the financial year ending 31 December 2010 of US$0.08 per ordinary share, a distribution of approximately US$1,401 million. The second interim dividend will be payable on 6 October 2010. Further details are contained in item 6 of the Additional Information section on page 244. No liability is recorded in the financial statements in respect of the second interim dividend for 2010.

On 15 July 2010, HSBC paid a further coupon on the capital securities of US$0.508 per security, a distribution of US$45 million. No liability is recorded in the balance sheet at 30 June 2010 in respect of this coupon payment.
4 Earnings per share
Basic earnings per ordinary share was calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Profit attributable to ordinary shareholders of the parent company

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Profit attributable to shareholders of the parent company	6,763	3,347	2,487
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(89)	(89)	(90)

Profit attributable to ordinary shareholders of the parent company	6,629	3,213	2,352

Basic and diluted earnings per share

	Half-year to 30 June 2010			Half-year to 30 June 2009			Half-year to 31 December 2009
		Number	Amount		Number	Amount		Number	Amount
	Profit	of shares	per share	Profit	of shares	per share	Profit	of shares	per share
	US$m	(millions)	US$	US$m	(millions)	US$	US$m	(millions)	US$
Basic	6,629	17,310	0.38	3,213	15,353	0.21	2,352	17,187	0.13
Effect of dilutive potential ordinary shares		202			52			231

Diluted	6,629	17,512	0.38	3,213	15,405	0.21	2,352	17,418	0.13

5 Post-employment benefits
Included within ‘Employee compensation and benefits’ are components of net periodic benefit cost related to HSBC’s defined benefit pension plans and other post-employment benefits, as follows:

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Current service cost	291	335	270
Interest cost	811	711	760
Expected return on plan assets	(717)	(647)	(704)
Past service cost	8	3	16
Gains on curtailments	(148)	(53)	(5)
Other (gains)/losses	1	(499)	5

Net defined benefit cost	246	(150)	342

HSBC revalues its defined benefit post-employment plans each year at 31 December, in consultation with the plans’ local actuaries. The assumptions underlying the calculations are used to determine the expected income statement charge for the year going forward.

At 30 June each year, HSBC revalues all plan assets to current market prices. HSBC also reviews the assumptions used to calculate the defined benefit obligations (the liabilities of the plans) and updates the carrying amount of the obligations if there have been significant changes as a consequence of changes in assumptions.

In the first half of 2010, there was a decrease in the average yields of high quality (AA rated or equivalent) debt instruments in the UK, together with a decrease in inflation expectations. As a result, the defined benefit obligation for the HSBC Bank (UK) Pension Scheme increased by US$576 million in respect of actuarial losses mainly caused by the changes to discount and inflation rate assumptions. For other plans, the average discount rates used generally decreased after 31 December 2009, resulting in actuarial losses and an increase in the defined benefit obligations of US$479 million. All differences from changes in the assumptions used were recognised directly in other comprehensive income as actuarial gains or losses.

In November 2009, the Board of Directors of HSBC North America Holdings, Inc. (‘HNAH’) approved actions to cease all future benefit accruals for legacy participants under the final average pay formula components of the HSBC North America Pension Plan with effect from 1 January 2011. Affected employees were informed of this decision in February 2010. As a result of these changes, HNAH recorded a one-time curtailment gain of US$147 million.

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)
The discount rates used to calculate HSBC’s obligations under its defined benefit pension and post-employment healthcare plans were as follows:

Discount rates

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	%	%	%
UK	5.40	6.20	5.70
Hong Kong	2.29	2.65	2.58
US	5.45	6.50	5.92
Jersey	5.70	6.20	5.70
Mexico	7.50	8.50	8.50
Brazil	11.25	11.25	11.25
France	4.50	5.75	5.50
Canada	5.75	6.50	6.25
Switzerland	2.60	3.00	3.25
Germany	4.50	5.75	5.50
The inflation rate used to calculate the HSBC Bank (UK) Pension Scheme obligation at 30 June 2010 was 3.5 per cent (30 June 2009: 3.6 per cent; 31 December 2009: 3.7 per cent). There were no material changes to other assumptions.

Actuarial gains and losses

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Experience gains/(losses) on plan liabilities	(17)	42	(243)
Experience gains/(losses) on plan assets	956	(1,620)	2,564
Losses from changes in actuarial assumptions	(1,038)	(2,000)	(2,292)
Other movements[1]	17	—	(37)

Total net actuarial losses	(82)	(3,578)	(8)

1	Other movements include changes in the effect of the limit on plan surpluses.
Actuarial gains and losses comprise experience adjustments on plan assets and liabilities as well as adjustments arising from changes in actuarial assumptions. The experience gains and losses on plan assets arise as a result of the difference between the expected returns on the plan assets and the actual movement in the value of the plan assets during the period. The changes in actuarial assumptions arise as a result of changes in the plan assumptions, primarily discount rates and inflation rates, as previously described.

Total cumulative net actuarial losses, including the cumulative effect of the limit on plan surpluses recognised in equity at 30 June 2010, were US$4,742 million (30 June 2009: US$4,652 million cumulative losses; 31 December 2009: US$4,660 million cumulative losses). Of this the cumulative effect of the limit on plan surpluses was US$29 million (30 June 2009: US$9 million; 31 December 2009: US$47 million).

In February 2010, HSBC Bank plc agreed with the Trustee of the HSBC Bank (UK) Pension Scheme (‘the Scheme’) to reduce the deficit of the plan by meeting a schedule of future funding payments, as disclosed on page 390 of the Annual Report and Accounts 2009. On 17 June 2010, HSBC Bank plc agreed with the Trustee to accelerate the reduction of the deficit of the plan with a special contribution of £1,760 million (US$2,638 million) in 2010 followed by a revised payment schedule in the following years, as shown below:

	Original	Original	Revised	Revised
	plan	plan	plan	plan
	US$m1	£m	US$m1	£m
2010	—	—	2,638	1,760
2011	—	—	—	—
2012	697	465	—	—
2013	697	465	—	—
2014	697	465	—	—
2015	944	630	—	—
2016	944	630	742	495
2017	944	630	944	630
2018	944	630	944	630

1	The payment schedule was agreed with the Trustee in pounds sterling and the equivalent US dollar amounts are shown at the exchange rate effective as at 30 June 2010.
On the same day, HSBC Bank plc made the £1,760 million (US$2,638 million) contribution and the Scheme used the contribution to acquire debt securities with a fair value of £1,760 million (US$2,638 million) from HSBC in a transaction at an arm’s length value determined by the Scheme’s independent third-party advisors. The debt securities sold comprised supranational, agency and government-guaranteed securities, asset-backed securities, corporate subordinated debt and auction rate securities. The contribution together with an actuarial gain on plan assets of US$986 million helped achieve a reduction in the net liability of the scheme from US$3,822 million at 31 December 2009 to US$495 million at 30 June 2010.

As disclosed in ‘Related party transactions’ on page 470 in the Annual Report and Accounts 2009, HSBC Bank (UK) Pension Scheme entered into collateralised swap transactions with HSBC to manage the inflation and interest rate sensitivity of the Scheme’s pension obligations. At 30 June 2010, the swaps had a positive fair value of US$1,891 million to the scheme (30 June 2009: US$609 million positive to the scheme; 31 December 2009: US$1,049 million positive to the scheme). All swaps were executed at prevailing market rates and within standard market bid-offer spreads.
6 Tax expense

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Current tax
UK corporation tax charge	609	60	146
Overseas tax	2,439	1,472	375

	3,048	1,532	521

Deferred tax
Origination and reversal of temporary differences	808	(246)	(1,422)

Tax expense	3,856	1,286	(901)

Effective tax rate	34.7%	25.6%	(43.7%)
The UK corporation tax rate applying to HSBC was 28 per cent (2009: 28 per cent). Overseas tax included Hong Kong profits tax of US$426 million (first half of 2009: US$416 million; second half of 2009: US$367 million). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 16.5 per cent (2009: 16.5 per cent) on the profits for the period assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate. The following table reconciles the overall tax expense which would apply if all profits had been taxed at the UK corporation tax rate:

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)

	Half-year to
	30 June 2010		30 June 2009		31 December 2009
	US$m	%	US$m	%	US$m	%
Analysis of tax expense[1]
Taxation at UK corporation tax rate of 28 per cent (2009: 28 per cent)	3,109	28.0	1,405	28.0	577	28.0
Non-deductible loss on foreign exchange swaps on rights issue proceeds[2]	—	—	—	—	96	4.7
Effect of taxing overseas profits in principal locations at different rates	(326)	(2.9)	(598)	(11.9)	(747)	(36.2)
Gains not subject to tax	(180)	(1.6)	(34)	(0.7)	(204)	(9.9)
Adjustments in respect of prior period liabilities	(20)	(0.2)	(5)	(0.1)	(34)	(1.7)
Low income housing tax credits[3]	(44)	(0.4)	(49)	(1.0)	(49)	(2.4)
Effect of profit in associates and joint ventures	(332)	(3.0)	(243)	(4.8)	(256)	(12.4)
Deferred tax temporary differences not provided	8	0.1	813	16.2	(453)	(22.0)
Non taxable income	(164)	(1.5)	(109)	(2.2)	(256)	(12.4)
Permanent disallowables	99	0.9	138	2.7	85	4.1
Additional provision for tax on overseas dividends	—	—	2	—	339	16.5
Tax impact of intragroup transfer of subsidiary	1,590	14.3	—	—	—	—
Bank payroll tax	91	0.8	—	—	—	—
Other items	25	0.2	(34)	(0.6)	1	—

Overall tax expense[1]	3,856	34.7	1,286	25.6	(901)	(43.7)

1	Interim period income tax expense is accrued using the estimated average annual effective income tax rates, which have been substantially enacted by 30 June 2010, and which will be applicable to expected total annual earnings.

2	In August 2009, the UK Government enacted legislation that gains or losses on transactions designated to hedge foreign exchange exposures connected to rights issues should be disregarded for tax purposes.

3	Low income housing tax credits arise in the US and are designed to encourage the provision of rental housing for low income households.
On 22 June 2010, the UK Government announced its intention to reduce the main rate of corporation tax from 28 per cent to 24 per cent. The fall will be phased in over a period of four years with a 1 per cent reduction in the main corporation tax rate for each year starting on 1 April 2011. The Finance (No. 2) Act 2010 enacted on 27 July 2010 included legislation on the initial phase to reduce the main rate of corporation tax from 28 per cent to 27 per cent from 1 April 2011. The tax rate change was not substantively enacted at 30 June 2010, therefore the change has not been reflected in the amounts recognised as at that date. However, it is not expected that the proposed rate changes will have a significant effect on the net UK deferred tax position recognised at 30 June 2010 of US$301 million.

For the period ended 30 June 2010, HSBC’s share of associates’ tax on profit was US$356 million (30 June 2009: US$203 million; 31 December 2009: US$287 million), which is included within share of profit in associates and joint ventures in the income statement.

Of the total net deferred tax assets of US$6.2 billion at 30 June 2010 (30 June 2009: US$7.9 billion; 31 December 2009: US$8.6 billion), US$3.5 billion (30 June 2009: US$4.9 billion; 31 December 2009: US$5.1 billion) arose in respect of HSBC’s US operations where there has been a recent history of losses. Management’s analysis of the recognition of these deferred tax assets significantly discounts the benefit which would arise from future expected profits from the US operations and relies to a greater extent on capital support to the US operations from HSBC, including tax planning strategies implemented in relation to such support. Further to the implementation of this strategy, an internal reorganisation on 31 January 2010 provided substantial support for the recoverability of the US deferred tax assets, and the associated taxable gain arising in the US operations reduced the deferred tax assets by US$1.6 billion. Management’s updated analysis is consistent with the assumption that it is probable that there will be sufficient taxable income to support the resulting deferred tax assets that have been recognised in respect of the US operations as at 30 June 2010.

US legislation enacted on 6 November 2009 allowed for an extended carryback period for certain federal tax net operating losses. This had the effect of reducing the net deferred tax assets related to such losses by approximately US$1.6 billion at 31 December 2009, and the equivalent federal tax refund was received in early 2010.

7 Trading assets

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Trading assets:
– not subject to repledge or resale by counterparties	315,137	313,641	320,155
– which may be repledged or resold by counterparties	88,663	100,717	101,226

	403,800	414,358	421,381

Treasury and other eligible bills	22,236	22,990	22,346
Debt securities	194,390	190,870	201,598
Equity securities	27,360	25,484	35,311

Trading securities valued at fair value	243,986	239,344	259,255
Loans and advances to banks	77,434	73,636	78,126
Loans and advances to customers	82,380	101,378	84,000

	403,800	414,358	421,381

Trading securities valued at fair value

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
US Treasury and US Government agencies[2]	22,774	22,586	17,620
UK Government	11,874	8,936	12,113
Hong Kong Government	14,325	6,637	10,649
Other government	79,177	95,672	94,264
Asset-backed securities[1,3]	4,381	4,769	5,308
Corporate debt and other securities[1]	84,095	75,260	83,990
Equity securities	27,360	25,484	35,311

	243,986	239,344	259,255

1	Included within the above figures are debt securities issued by banks and other financial institutions of US$35,424 million (30 June 2009: US$41,590 million; 31 December 2009: US$41,466 million), of which US$8,399 million (30 June 2009: US$4,129 million; 31 December 2009: US$7,280 million) are guaranteed by various governments.

2	Includes securities that are supported by an explicit guarantee issued by the US Government.

3	Excludes asset-backed securities included under US Treasury and US Government agencies.
Trading securities listed on a recognised exchange and unlisted

	Treasury
	and other	Debt	Equity
	eligible bills	securities	securities	Total
	US$m	US$m	US$m	US$m
Fair value at 30 June 2010
Listed on a recognised exchange[1]	2,097	146,713	26,900	175,710
Unlisted[2]	20,139	47,677	460	68,276

	22,236	194,390	27,360	243,986

Fair value at 30 June 2009
Listed on a recognised exchange[1]	50	146,939	24,798	171,787
Unlisted[2]	22,940	43,931	686	67,557

	22,990	190,870	25,484	239,344

Fair value at 31 December 2009
Listed on a recognised exchange[1]	3,107	159,030	33,428	195,565
Unlisted[2]	19,239	42,568	1,883	63,690

	22,346	201,598	35,311	259,255

1	Included within listed securities are US$3,384 million (30 June 2009: US$3,552 million; 31 December 2009: US$3,229 million) of investments listed in Hong Kong.

2	Unlisted treasury and other eligible bills primarily comprise treasury bills not listed on a recognised exchange but for which there is a liquid market.

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)
Loans and advances to banks held for trading

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Reverse repos	43,820	42,085	50,357
Settlement accounts	12,843	18,040	10,128
Stock borrowing	5,793	2,017	4,711
Other	14,978	11,494	12,930

	77,434	73,636	78,126

Loans and advances to customers held for trading

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Reverse repos	36,330	47,168	42,172
Settlement accounts	22,039	20,933	12,134
Stock borrowing	12,487	18,778	18,042
Other	11,524	14,499	11,652

	82,380	101,378	84,000

8 Financial assets designated at fair value

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Financial assets designated at fair value:
– not subject to repledge or resale by counterparties	32,239	33,345	37,166
– which may be repledged or resold by counterparties	4	16	15

	32,243	33,361	37,181

Treasury and other eligible bills	249	495	223
Debt securities	16,153	19,825	20,718
Equity securities	13,893	12,060	14,983

Securities designated at fair value	30,295	32,380	35,924
Loans and advances to banks	1,149	204	354
Loans and advances to customers	799	777	903

	32,243	33,361	37,181

Securities designated at fair value

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
US Treasury and US Government agencies[2]	49	88	78
UK Government	1,119	4,995	4,799
Hong Kong Government	155	244	177
Other government	3,206	3,153	3,491
Asset-backed securities[1,3]	5,986	6,598	6,463
Corporate debt and other securities[1]	5,887	5,242	5,933
Equity securities	13,893	12,060	14,983

	30,295	32,380	35,924

1	Included within the above figures are debt securities issued by banks and other financial institutions of US$9,643 million (30 June 2009: US$13,391 million; 31 December 2009: US$13,745 million), of which US$46 million (30 June 2009: US$47 million; 31 December 2009: US$49 million) are guaranteed by various governments.

2	Includes securities that are supported by an explicit guarantee issued by the US Government.

3	Excludes asset-backed securities included under US Treasury and US Government agencies.

Securities listed on a recognised exchange and unlisted

	Treasury
	and other	Debt	Equity
	eligible bills	securities	securities	Total
	US$m	US$m	US$m	US$m
Fair value at 30 June 2010
Listed on a recognised exchange[1]	105	3,252	9,358	12,715
Unlisted	144	12,901	4,535	17,580

	249	16,153	13,893	30,295

Fair value at 30 June 2009
Listed on a recognised exchange[1]	69	7,126	8,684	15,879
Unlisted	426	12,699	3,376	16,501

	495	19,825	12,060	32,380

Fair value at 31 December 2009
Listed on a recognised exchange[1]	78	7,168	10,549	17,795
Unlisted	145	13,550	4,434	18,129

	223	20,718	14,983	35,924

1	Included within listed securities are US$544 million (30 June 2009: US$608 million; 31 December 2009: US$506 million) of investments listed in Hong Kong.
9 Derivatives
Fair values of derivatives by product contract type

	Assets			Liabilities
	Trading	Hedging	Total	Trading	Hedging	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2010
Foreign exchange	60,502	775	61,277	61,269	879	62,148
Interest rate	311,491	3,461	314,952	306,571	4,250	310,821
Equities	15,381	—	15,381	17,805	—	17,805
Credit	26,223	—	26,223	25,227	—	25,227
Commodity and other	927	—	927	1,494	—	1,494

Gross total fair values	414,524	4,236	418,760	412,366	5,129	417,495

Netting			(130,481)			(130,481)

Total			288,279			287,014

At 30 June 2009
Foreign exchange	66,117	1,408	67,525	61,436	303	61,739
Interest rate	221,869	4,051	225,920	216,665	3,539	220,204
Equities	17,216	—	17,216	18,815	—	18,815
Credit	47,828	—	47,828	45,775	—	45,775
Commodity and other	1,365	—	1,365	1,401	—	1,401

Gross total fair values	354,395	5,459	359,854	344,092	3,842	347,934

Netting			(49,058)			(49,058)

Total			310,796			298,876

At 31 December 2009
Foreign exchange	55,036	1,695	56,731	54,502	300	54,802
Interest rate	212,102	3,506	215,608	209,351	3,274	212,625
Equities	15,729	—	15,729	19,013	—	19,013
Credit	28,479	—	28,479	27,042	—	27,042
Commodity and other	1,135	—	1,135	960	—	960

Gross total fair values	312,481	5,201	317,682	310,868	3,574	314,442

Netting			(66,796)			(66,796)

Total			250,886			247,646

The 15 per cent increase in the fair value of derivative assets during the first half of 2010 was driven both by an increased volume of trades, particularly of interest rate derivatives, and by declines in yield curves of major currencies, especially at longer maturities, as market concerns grew in the second quarter regarding the pace of

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)
recovery and the impact of austerity measures. The netting adjustment increased as increasing volumes of transactions were executed through clearing houses.
A description of HSBC’s determination of the fair values of financial instruments, including derivatives, is provided on page 171 of the Annual Report and Accounts 2009.

Trading derivatives

The notional contract amounts of these instruments indicate the nominal value of transactions outstanding at the reporting date; they do not represent amounts at risk.

Notional contract amounts of derivatives held for trading purposes by product type

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Foreign exchange	3,373,419	2,849,035	2,883,201
Interest rate	16,377,107	12,148,712	13,874,355
Equities	240,954	226,043	217,828
Credit	1,147,016	1,377,155	1,237,055
Commodity and other	77,683	46,577	53,720

	21,216,179	16,647,522	18,266,159

Credit derivatives

The notional contract amount of credit derivatives of US$1,147 billion (30 June 2009: US$1,377 billion; 31 December 2009: US$1,237 billion) consisted of protection bought of US$571 billion (30 June 2009: US$680 billion; 31 December 2009: US$615 billion) and protection sold of US$576 billion (30 June 2009: US$697 billion; 31 December 2009: US$622 billion).

HSBC may utilise securities to hedge exposures arising through derivative transactions. The mismatch between protection bought and sold, while small both in terms of both notional and fair value, should therefore not be interpreted as representing the open risk position. The credit derivative business operates within the market risk management framework described on page 175.

Derivatives valued using models with unobservable inputs

The difference between the fair value at initial recognition (the transaction price) and the value that would have been derived had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows.

Unamortised balance of derivatives valued using models with unobservable inputs

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Unamortised balance at beginning of period	260	204	218
Deferral on new transactions	223	71	121
Recognised in the income statement during the period:
– amortisation	(48)	(44)	(42)
– subsequent to unobservable inputs becoming observable	(14)	(4)	(15)
– maturity or termination, or offsetting derivative	(134)	(19)	(23)
Exchange differences	(21)	10	1
Risk hedged	(10)	—	—

Unamortised balance at end of period[1]	256	218	260

1	This amount is yet to be recognised in the consolidated income statement.
Hedging instruments

The notional contract amounts of these instruments indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

Notional contract amounts of derivatives held for hedging purposes by product type

	At 30 June 2010		At 30 June 2009		At 31 December 2009
	Cash flow	Fair value	Cash flow	Fair value	Cash flow	Fair value
	hedge	hedge	hedge	hedge	hedge	hedge
	US$m	US$m	US$m	US$m	US$m	US$m
Foreign exchange	11,143	1,748	12,943	2,453	12,359	2,469
Interest rate	241,552	51,734	212,673	44,346	236,388	42,224

	252,695	53,482	225,616	46,799	248,747	44,693

Fair value hedges

Fair value of derivatives designated as fair value hedges

	At 30 June 2010		At 30 June 2009		At 31 December 2009
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m	US$m	US$m
Foreign exchange	120	—	263	—	342	—
Interest rate	136	2,285	300	926	242	1,085

	256	2,285	563	926	584	1,085

Gains/(losses) arising from fair value hedges

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Gains/(losses):
– on hedging instruments	(1,249)	72	42
– on the hedged items attributable to the hedged risk	1,266	(75)	(84)

	17	(3)	(42)

The gains and losses on ineffective portions of fair value hedges are recognised immediately in ‘Net trading income’.

Cash flow hedges

Fair value of derivatives designated as cash flow hedges

	At 30 June 2010		At 30 June 2009		At 31 December 2009
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m	US$m	US$m
Foreign exchange	655	879	1,145	303	1,353	300
Interest rate	3,325	1,965	3,751	2,613	3,264	2,189

	3,980	2,844	4,896	2,916	4,617	2,489

The gains and losses on ineffective portions of such derivatives are recognised immediately in ‘Net trading income’. During the period to 30 June 2010, a loss of US$24 million was recognised due to hedge ineffectiveness (first half of 2009: gain of US$70 million; second half of 2009: gain of US$74 million).

Hedges of net investments in foreign operations

At 30 June 2010, the fair values of outstanding financial instruments designated as hedges of net investments in foreign operations were assets of US$3 million and liabilities of US$38 million (30 June 2009: liabilities of US$25 million; 31 December 2009: liabilities of US$28 million), and contract notional values of US$617 million (30 June 2009: US$517 million; 31 December 2009: US$566 million).

The ineffectiveness recognised in ‘Net trading income’ for the period ended 30 June 2010 was nil (both halves of 2009: nil).

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)
10 Financial investments

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Financial investments:
– not subject to repledge or resale by counterparties	361,931	346,877	356,864
– which may be repledged or resold by counterparties	23,540	6,567	12,294

	385,471	353,444	369,158

	At 30 June 2010		At 30 June 2009		At 31 December 2009
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
	US$m	US$m	US$m	US$m	US$m	US$m
Treasury and other eligible bills	61,275	61,275	54,262	54,262	58,434	58,434

– available for sale	61,150	61,150	54,262	54,262	58,333	58,333
– held to maturity	125	125	—	—	101	101

Debt securities	315,367	316,654	290,382	290,663	301,600	302,171

– available for sale	296,579	296,579	274,092	274,092	284,074	284,074
– held to maturity	18,788	20,075	16,290	16,571	17,526	18,097

Equity securities
– available for sale	8,829	8,829	8,800	8,800	9,124	9,124

Total financial investments	385,471	386,758	353,444	353,725	369,158	369,729

Financial investments at amortised cost and fair value

	Amortised	Fair
	cost	value
	US$m	US$m
At 30 June 2010
US Treasury	24,162	24,756
US Government agencies[2]	18,418	19,051
US Government sponsored entities[2]	5,016	5,278
UK Government	27,339	28,191
Hong Kong Government	35,447	35,443
Other government	94,320	95,478
Asset-backed securities[1,3]	42,534	34,010
Corporate debt and other securities[1]	134,393	135,722
Equities	6,568	8,829

	388,197	386,758

At 30 June 2009
US Treasury	20,936	20,963
US Government agencies[2]	14,105	14,266
US Government sponsored entities[2]	3,511	3,605
UK Government	9,028	9,138
Hong Kong Government	19,692	19,703
Other government	76,048	76,720
Asset-backed securities[1,3]	52,242	33,131
Corporate debt and other securities[1]	168,644	167,399
Equities	6,874	8,800

	371,080	353,725

	Amortised	Fair
	cost	value
	US$m	US$m
At 31 December 2009
US Treasury	17,650	17,635
US Government agencies[2]	12,539	12,804
US Government sponsored entities[2]	4,885	4,924
UK Government	9,653	9,782
Hong Kong Government	37,747	37,763
Other government	87,122	87,881
Asset-backed securities[1,3]	48,500	34,914
Corporate debt and other securities[1]	153,639	154,902
Equities	7,051	9,124

	378,786	369,729

1	Included within the above figures are debt securities issued by banks and other financial institutions with a carrying amount of US$115,836 million (30 June 2009: US$170,277 million; 31 December 2009: US$133,256 million), of which US$45,171 million (30 June 2009: US$70,398 million; 31 December 2009: US$55,324 million) are guaranteed by various governments. The fair value of the debt securities issued by banks and other financial institutions at 30 June 2010 was US$116,316 million (30 June 2009: US$170,483 million; 31 December 2009: US$133,461 million).

2	Includes securities that are supported by an explicit guarantee issued by the US Government.

3	Excludes asset-backed securities included under US Government agencies and sponsored entities.
Financial investments listed on a recognised exchange and unlisted

		Treasury
	Treasury	and other	Debt	Debt	Equity
	and other	eligible bills	securities	securities	securities
	eligible bills	held to	available	held to	available
	available for sale	maturity	for sale	maturity	for sale	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Carrying amount at 30 June 2010
Listed on a recognised exchange[1]	3,394	125	139,398	3,142	524	146,583
Unlisted[2]	57,756	—	157,181	15,646	8,305	238,888

	61,150	125	296,579	18,788	8,829	385,471

Carrying amount at 30 June 2009
Listed on a recognised exchange[1]	7,834	—	134,312	2,143	712	145,001
Unlisted[2]	46,428	—	139,780	14,147	8,088	208,443

	54,262	—	274,092	16,290	8,800	353,444

Carrying amount at 31 December 2009
Listed on a recognised exchange[1]	2,334	—	135,653	2,743	911	141,641
Unlisted[2]	55,999	101	148,421	14,783	8,213	227,517

	58,333	101	284,074	17,526	9,124	369,158

1	The fair value of listed held-to-maturity debt securities at 30 June 2010 was US$3,302 million (30 June 2009: US$2,116 million; 31 December 2009: US$2,769 million). Included within listed investments were US$1,668 million (30 June 2009: US$1,481 million; 31 December 2009: US$1,670 million) of investments listed in Hong Kong.

2	Unlisted treasury and other eligible bills available for sale primarily comprise treasury bills not listed on a recognised exchange but for which there is a liquid market.

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)
Maturities of debt securities at carrying amount

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Remaining contractual maturities of total debt securities:
1 year or less	74,101	70,497	75,782
5 years or less but over 1 year	138,240	140,343	141,683
10 years or less but over 5 years	42,770	28,412	31,934
over 10 years	60,256	51,130	52,201

	315,367	290,382	301,600

Remaining contractual maturities of debt securities available for sale:
1 year or less	73,411	69,762	75,160
5 years or less but over 1 year	131,587	134,976	135,187
10 years or less but over 5 years	36,301	22,345	26,105
over 10 years	55,280	47,009	47,622

	296,579	274,092	284,074

Remaining contractual maturities of debt securities held to maturity:
1 year or less	690	735	622
5 years or less but over 1 year	6,653	5,367	6,496
10 years or less but over 5 years	6,469	6,067	5,829
over 10 years	4,976	4,121	4,579

	18,788	16,290	17,526

11 Non-current assets held for sale

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Interest in associates	85	—	105
Property, plant and equipment	1,224	1,099	1,639
Financial assets	110	846	1,359
Other	7	10	15

Total assets classified as held for sale	1,426	1,955	3,118

Interest in associates

In June 2010, HSBC entered into a contract for the sale of its investment in British Arab Commercial Bank plc for a consideration of £57 million (US$85 million). The transaction is expected to complete in the fourth quarter of 2010. A loss of £31 million (US$47 million) was recognised on reclassifying the investment as held for sale. The investment is presented in the geographical segment, Middle East.

Property, plant and equipment

Property, plant and equipment classified as held for sale principally results from the repossession of property that had been pledged as collateral by customers. These assets are expected to be disposed of within 12 months of acquisition. The majority arose within the geographical segment, North America. Neither a gain nor a loss was recognised on reclassifying these assets as held for sale during the period.

12 Trading liabilities

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Deposits by banks	52,639	44,036	41,165
Customer accounts	102,919	116,227	99,306
Other debt securities in issue	28,782	30,746	37,592
Other liabilities — net short positions in securities	90,496	73,553	90,067

	274,836	264,562	268,130

At 30 June 2010, the cumulative amount of change in fair value attributable to changes in credit risk was a gain of US$374 million (30 June 2009: gain of US$415 million; 31 December 2009: gain of US$119 million).
13 Financial liabilities designated at fair value

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Deposits by banks and customer accounts	6,360	6,535	6,586
Liabilities to customers under investment contracts	10,384	9,485	10,865
Debt securities in issue	41,042	34,576	38,208
Subordinated liabilities	18,763	23,416	20,180
Preference shares	3,887	3,302	4,253

	80,436	77,314	80,092

The carrying amount at 30 June 2010 of financial liabilities designated at fair value was US$1,987 million more than the contractual amount at maturity (30 June 2009: US$2,777 million less; 31 December 2009: US$1,346 million more). At 30 June 2010, the cumulative amount of the change in fair value attributable to changes in credit risk was a gain of US$2,571 million (30 June 2009: gain of US$5,451 million; 31 December 2009: gain of US$1,510 million).
14 Maturity analysis of assets and liabilities
The following is an analysis, by remaining contractual maturities at the reporting date, of asset and liability line items that represent amounts expected to be recovered or settled within one year, and after one year.
Trading assets and liabilities are excluded because they are not held for collection or settlement over the period of contractual maturity.

		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m
At 30 June 2010
Assets
Financial assets designated at fair value	3,887	28,356	32,243
Loans and advances to banks	188,946	7,350	196,296
Loans and advances to customers	405,218	488,119	893,337
Financial investments	135,608	249,863	385,471
Other financial assets	21,205	5,766	26,971

	754,864	779,454	1,534,318

Liabilities
Deposits by banks	122,026	5,290	127,316
Customer accounts	1,103,851	43,470	1,147,321
Financial liabilities designated at fair value	7,773	72,663	80,436
Debt securities in issue	89,012	64,588	153,600
Other financial liabilities	69,905	5,705	75,610
Subordinated liabilities	381	27,866	28,247

	1,392,948	219,582	1,612,530

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)

		Due after
	Due within	more than
	one year	one year	Total
	US$m	US$m	US$m
At 30 June 2009
Assets
Financial assets designated at fair value	3,953	29,408	33,361
Loans and advances to banks	172,881	9,385	182,266
Loans and advances to customers	399,211	525,472	924,683
Financial investments	123,481	229,963	353,444
Other financial assets	23,041	6,537	29,578

	722,567	800,765	1,523,332

Liabilities
Deposits by banks	116,379	12,772	129,151
Customer accounts	1,123,792	39,551	1,163,343
Financial liabilities designated at fair value	5,540	71,774	77,314
Debt securities in issue	87,564	68,635	156,199
Other financial liabilities	69,204	3,463	72,667
Subordinated liabilities	392	29,742	30,134

	1,402,871	225,937	1,628,808

At 31 December 2009
Assets
Financial assets designated at fair value	3,786	33,395	37,181
Loans and advances to banks	172,916	6,865	179,781
Loans and advances to customers	381,967	514,264	896,231
Financial investments	134,824	234,334	369,158
Other financial assets	26,189	7,383	33,572

	719,682	796,241	1,515,923

Liabilities
Deposits by banks	118,308	6,564	124,872
Customer accounts	1,114,149	44,885	1,159,034
Financial liabilities designated at fair value	4,666	75,426	80,092
Debt securities in issue	83,590	63,306	146,896
Other financial liabilities	67,061	3,606	70,667
Subordinated liabilities	369	30,109	30,478

	1,388,143	223,896	1,612,039

15 Notes on the statement of cash flows

	Half-year to
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Non-cash items included in profit before tax

Depreciation, amortisation and impairment	1,442	1,153	1,385
Gains arising from dilution of interests in associates	(188)	—	—
Revaluations on investment property	8	43	(19)
Share-based payment expense	371	355	328
Loan impairment losses gross of recoveries and other credit risk provisions	7,976	14,308	13,070
Provisions	158	361	308
Impairment of financial investments	40	281	77
Charge/(credit) for defined benefit plans	246	(150)	342
Accretion of discounts and amortisation of premiums	(500)	(96)	(362)

	9,553	16,255	15,129

Change in operating assets

Change in prepayments and accrued income	839	1,311	1,887
Change in net trading securities and net derivatives	20,176	1,922	13,466
Change in loans and advances to banks	(8,515)	(28,458)	(1,896)
Change in loans and advances to customers	(3,812)	(9,279)	15,428
Change in financial assets designated at fair value	5,460	(4,946)	(3,965)
Change in other assets	(18)	2,171	(8,444)

	14,130	(37,279)	16,476

Change in operating liabilities

Change in accruals and deferred income	(1,016)	(2,264)	6
Change in deposits by banks	2,444	(937)	(4,279)
Change in customer accounts	(11,714)	46,291	(4,308)
Change in debt securities in issue	6,583	(23,494)	(9,303)
Change in financial liabilities designated at fair value	342	262	7,168
Change in other liabilities	1,972	2,388	3,115

	(1,389)	22,246	(7,601)

Cash and cash equivalents

Cash and balances at central banks	71,576	56,368	60,655
Items in the course of collection from other banks	11,195	16,613	6,395
Loans and advances to banks of one month or less	171,022	157,856	160,673
Treasury bills, other bills and certificates of deposit less than three months	24,093	36,866	28,777
Less: items in the course of transmission to other banks	(11,976)	(16,007)	(5,734)

	265,910	251,696	250,766

Interest and dividends

Interest paid	(9,932)	(16,696)	(12,334)
Interest received	31,397	36,975	37,087
Dividends received	380	835	188

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)
16 Contingent liabilities, contractual commitments and guarantees

	At	At	At
	30 June	30 June	31 December
	2010	2009	2009
	US$m	US$m	US$m
Contingent liabilities and guarantees
Guarantees and irrevocable letters of credit pledged as collateral security	66,140	69,287	73,385
Other contingent liabilities	173	153	174

	66,313	69,440	73,559

Commitments
Documentary credits and short-term trade-related transactions	10,618	8,947	9,066
Forward asset purchases and forward forward deposits placed	29	1,966	192
Undrawn formal standby facilities, credit lines and other commitments to lend	538,063	558,099	548,792

	548,710	569,012	558,050

The above table discloses the nominal principal amounts of contingent liabilities, commitments and guarantees; mainly credit-related instruments including both financial and non-financial guarantees and commitments to extend credit. Contingent liabilities arising from litigation against the Group are disclosed in Note 19. Nominal principal amounts represent the amounts at risk should contracts be fully drawn upon and clients default. The amount of the loan commitments shown above reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. As a significant proportion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not representative of future liquidity requirements.

Financial Services Compensation Scheme

The UK Financial Services Compensation Scheme (‘FSCS’) has provided compensation to consumers following the collapse of a number of deposit-takers such as Bradford & Bingley plc, Heritable Bank plc and Kaupthing Singer & Friedlander Limited. The financial impact on HSBC Bank plc (‘the bank’), the basis for estimating costs, and the uncertainties involved in estimating the ultimate FSCS levy to the industry, remain consistent with those disclosed on page 464 of the Annual Report and Accounts 2009.

At 30 June 2010, the bank held an accrual of US$207 million (30 June 2009: US$200 million; 31 December 2009: US$182 million) in respect of its share of forecast management expenses based on its market share of deposits protected under the FSCS.

Sales of payment protection insurance

On 1 July 2008 the Financial Ombudsman Service (‘FOS’) wrote to the FSA to draw to its attention under the ‘Wider Implications’ process the issues arising from past payment protection insurance (‘PPI’) sales. The FOS considered that there was evidence of widespread and regular failure on the part of many firms to comply with the FSA’s rules.

On 29 September 2009, the FSA published a Consultation Paper (‘CP (09/23)’) setting out proposals, and draft Rules and Guidance, on how firms should assess PPI complaints and, where they up-held such complaints, calculate redress. At the same time, it also published an open letter, setting out what it considered to be common failings by firms in sales of PPI. When announcing the publication of CP (09/23), the FSA also reported that it had obtained agreement from firms representing 40 per cent of the market for face to face single premium PPI sales to review all such sales since July 2007. No HSBC subsidiary or associate was included in that group of firms.

The Consultation Paper anticipated new FSA rules and guidance covering how firms should deal with PPI complaints with effect from the beginning of 2010. However, the FSA subsequently issued a further Consultation Paper (‘CP(10/6)’) setting out revised proposals in relation to which there was another consultation period to 22 April 2010.

The FSA is currently considering responses to this second consultation. It is not yet known when the FSA will publish a policy statement nor what its form and content will be. In the circumstances, it is not possible for HSBC to determine what impact, if any, the FSA’s proposals will eventually have.

17 Segmental analysis

			Rest of				Intra-
		Hong	Asia-	Middle	North	Latin	HSBC
	Europe	Kong	Pacific	East	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net operating income

Half-year to:
30 June 2010	11,220	4,833	4,351	750	4,446	3,895	(1,467)	28,028
30 June 2009	9,541	4,441	3,478	978	652	3,067	(1,347)	20,810
31 December 2009	8,435	4,526	3,629	282	(11)	3,431	(1,409)	18,883

Profit/(loss) before tax

Half-year to:
30 June 2010	3,521	2,877	2,985	346	492	883	—	11,104
30 June 2009	2,976	2,501	2,022	643	(3,703)	580	—	5,019
31 December 2009	1,033	2,528	2,178	(188)	(4,035)	544	—	2,060

Total assets

At 30 June 2010	1,280,698	410,991	244,624	49,637	495,408	121,885	(184,789)	2,418,454
At 30 June 2009	1,324,687	413,107	217,794	48,601	494,778	107,515	(184,639)	2,421,843
At 31 December 2009	1,268,600	399,243	222,139	48,107	475,014	115,967	(164,618)	2,364,452
18 Goodwill impairment
It is HSBC’s policy to test goodwill allocated to each cash generating unit (‘CGU’) for impairment as at 1 July each year. Goodwill is also tested for impairment whenever there is an indication that goodwill may be impaired.

The allocation of goodwill to CGUs is described in Note 22 on page 434 of the Annual Report and Accounts 2009.

There was no indication of impairment in the period to 30 June 2010 and therefore goodwill has not been retested.
19 Litigation
Bernard L. Madoff Investment Securities LLC

As referred to in the Annual Report and Accounts 2009, on 29 June 2009 Bernard L. Madoff (‘Madoff’) was sentenced to 150 years in prison following his guilty plea to fraud and other charges. The relevant US authorities are continuing their investigations into the fraud, and have brought charges against others, including several employees of Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’) as well as its external auditor. Some details of the fraud have come to light as a result of these and other investigations and proceedings; however, significant uncertainty remains as to the facts of the fraud and the total amount of assets that will ultimately be available for distribution by the Madoff Securities trustee.

Various non-US HSBC companies provide custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the aggregate net asset value of these funds (which would include principal amounts invested and unrealised gains) was US$8.4 billion. Proceedings concerning Madoff and Madoff Securities have been issued by different plaintiffs (including funds, fund investors, and the Madoff Securities trustee) in various jurisdictions against numerous defendants and HSBC expects further proceedings may be brought. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg, and other jurisdictions. All of the cases where HSBC companies are named as a defendant are at an early stage. HSBC considers that it has good defences to these claims and will continue to defend them vigorously. HSBC is unable reliably to estimate the liability, if any, that might arise as a result of such claims.

Various HSBC companies have also received requests for information from various regulatory and law enforcement authorities in connection with the fraud by Madoff. HSBC companies are co-operating with these requests for information.

HSBC HOLDINGS PLC
Notes on the Financial Statements (unaudited) (continued)
Other litigation

These actions apart, HSBC is party to legal actions in a number of jurisdictions including the UK, Hong Kong and the US arising out of its normal business operations. HSBC considers that none of the actions is material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of the litigation arising out of its normal business operations. HSBC has not disclosed any contingent liability associated with these legal actions because it is not practical to do so.
20 Events after the balance sheet date
On 2 July 2010, the Group entered into an agreement to acquire The Royal Bank of Scotland Group plc’s retail and commercial banking businesses in India. The total consideration will comprise a premium of up to US$95 million over the net asset value of the businesses being acquired. The purchase price will be reduced in respect of 90 per cent of any credit losses incurred on the unsecured lending portfolio in the two years subsequent to completion. The initial consideration paid will be reduced by an estimate of these losses with an adjustment to reflect the actual losses at the end of the 2 year protection period. The acquisition is subject to regulatory approvals and is expected to be completed in the first half of 2011.

On 28 July 2010 HSBC agreed in principle the sale of the remaining US consumer finance run-off portfolio of vehicle finance loans. The carrying amount of the loans at 30 June 2010 was US$4.3 billion. The transaction is expected to be completed in the second half of 2010.

A second interim dividend for the financial year ending 31 December 2010 was declared by the Directors after 30 June 2010, as described in Note 3.
21 Interim Report 2010 and statutory accounts
The information in this Interim Report 2010 is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The Interim Report 2010 was approved by the Board of Directors on 2 August 2010. The statutory accounts for the year ended 31 December 2009 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The auditor has reported on those accounts. Its report was unqualified; did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

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HSBC HOLDINGS PLC
Additional Information
1	Directors’ interests
According to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at 30 June 2010 had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associated corporations:

HSBC Holdings ordinary shares of US$0.50

		At 30 June 2010
					Jointly
	At		Child		with
	1 January	Beneficial	under 18		another			Equity		Total
	2010	owner	or spouse		person	Trustee		derivatives		interests[1]
V H C Cheng	466,165	477,327	185,892		—	—		—		663,219
J D Coombe	19,676	19,999	—		—	—		—		19,999
R A Fairhead	21,300	—	—		21,300	—		—		21,300
D J Flint	177,101	144,677	—		—	33,198	[2]	—		177,875
A A Flockhart	269,008	269,544	—		—	—		—		269,544
M F Geoghegan	724,757	881,896	44,000	[3]	—	—		—		925,896
S K Green	1,001,211	837,107	—		64,252	226,202	[3]	—		1,127,561
S T Gulliver	2,731,057	2,553,592	177,475		—	—		—		2,731,067
J W J Hughes-Hallett	67,755	—	—		—	68,227	[3]	—		68,227
W S H Laidlaw	30,948	29,532	—		—	1,416	[3]	—		30,948
G Morgan	78,515	79,802	—		—	—		—		79,802
Sir Simon Robertson	140,093	8,479	—		—	167,750	[3]	—		176,229
J L Thornton	—	—	—		—	—		10,250	[4]	10,250
Sir Brian Williamson	36,378	36,975	—		—	—		—		36,975

1	Details of executive Directors’ other interests in HSBC Holdings ordinary shares of US$0.50 arising from the HSBC Holdings savings-related share option plans and the HSBC Share Plan are set out on the following pages. At 30 June 2010, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares of US$0.50, including interests arising through employee share plans, were: V H C Cheng – 1,520,730; D J Flint – 954,134; A A Flockhart – 1,319,794; M F Geoghegan – 2,605,442; S K Green – 2,399,927; and S T Gulliver – 4,321,925. Each Director’s total interests represent less than 0.03 per cent of the shares in issue.

2	Includes a non-beneficial interest in 22,132 HSBC Holdings ordinary shares of US$0.50.

3	Non-beneficial.

4	Interest of spouse in listed American Depositary Shares, which are categorised as equity derivatives under the Securities and Futures Ordinance of Hong Kong.
     M F Geoghegan has an interest as beneficial owner in 280,000 ordinary shares of HK$5.00 each in Hang Seng Bank Limited (representing less than 0.02 per cent of the shares in issue), which he held throughout the period.
     As a director of HSBC France, S T Gulliver has an interest as beneficial owner in one share of €5 in that company (representing less than 0.01 per cent of the shares in issue), which he held throughout the period. S T Gulliver has waived his right to receive dividends on this share and has undertaken to transfer it to HSBC on ceasing to be a director of HSBC France. Following his resignation as a director of HSBC France on 16 February 2010, S K Green ceased to have an interest as beneficial owner in one share of €5 in that company.
     V H C Cheng has an interest as beneficial owner in RMB1,960,000 of retail bonds issued by HSBC Bank (China) Company Limited, which he held throughout the period.

HSBC HOLDINGS PLC
Additional Information (continued)
Savings-related share option plans and the HSBC Share Plan
HSBC Holdings savings-related share option plans
HSBC Holdings ordinary shares of US$0.50

		Exercise			Held at	Held at
	Date of	price	Exercisable		1 Jan	30 Jun
	award	(£)	from[1]	until	2010	2010
D J Flint	25 Apr 2007	6.1760	1 Aug 2012	31 Jan 2013	2,650	2,650
A A Flockhart	29 Apr 2009	3.3116	1 Aug 2014	31 Jan 2015	4,529	4,529
The HSBC Holdings savings-related share option plans are all-employee share plans under which eligible HSBC employees may be granted options to acquire HSBC Holdings ordinary shares. Employees may make contributions of up to £250 (or equivalent) each month over a period of one, three or five years which may be used on the first, third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. The plans help align the interests of employees with the creation of shareholder value and, as such, exercise of the options is not subject to any performance conditions. The options were awarded for nil consideration and are exercisable at a 20 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date. There are no performance criteria conditional upon which the outstanding options are exercisable and there have been no variations to the terms and conditions since the awards were made. The market value per share of the ordinary shares at 30 June 2010 was £6.152. The highest and lowest market values per share during the period were £7.404 and £6.152. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
Awards of Performance Shares
HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

					Awards vested during
			Year in	Awards	period[1,2]		Awards
			which	held at		Monetary	held at
	Date of		awards	1 Jan		value	30 Jun
	award		may vest	2010	Number	£000	2010[3]
V H C Cheng	5 Mar 2007	[1,2]	2010	218,035	83,769	560	—
	3 Jun 2008		2011	157,852	—	—	160,442

D J Flint	5 Mar 2007	[1,2]	2010	326,626	125,489	838	—
	3 Jun 2008		2011	455,210	—	—	462,678

A A Flockhart	5 Mar 2007	[1,2]	2010	145,238	55,799	373	—
	3 Jun 2008		2011	155,227	—	—	157,774

M F Geoghegan	5 Mar 2007	[1,2]	2010	742,334	285,205	1,905	—
	3 Jun 2008		2011	1,069,746	—	—	1,087,295

S K Green	5 Mar 2007	[1,2]	2010	556,750	213,903	1,429	—
	3 Jun 2008		2011	1,251,829	—	—	1,272,366

S T Gulliver	5 Mar 2007	[1,2]	2010	161,319	61,979	414	—
	3 Jun 2008		2011	67,631	—	—	68,740
Vesting of these awards of Performance Shares is subject to the achievement of the corporate performance conditions set out on pages 339 to 342 of the Annual Report and Accounts 2009. Interests in awards of Performance Shares are categorised under the Securities and Futures Ordinance of Hong Kong as the interests of a beneficiary of a trust.

1	The performance conditions of the total shareholder return element of the award were partially met and the following part of the awards vested on 31 March 2010, when the market value per share was £6.68: V H C Cheng, 82,957 shares; D J Flint, 124,273 shares; A A Flockhart, 55,259 shares; M F Geoghegan, 282,440 shares; S K Green, 211,830 shares; and S T Gulliver, 61,378 shares. The following awards representing the fourth interim dividend for 2009 vested on 5 May 2010 when the market value per share was £6.53: V H C Cheng, 812 shares; D J Flint, 1,216 shares; A A Flockhart, 540 shares; M F Geoghegan, 2,765 shares; S K Green, 2,073 shares; and S T Gulliver, 601 shares. The market value per share on the date of the award, 5 March 2007, was £8.96.

2	The performance conditions for the earnings per share element and the remaining part of the total shareholder return element of the award were not met and, under the terms of the Plan, the following awards were forfeited on 31 March 2010: V H C Cheng, 136,506 shares; D J Flint, 204,493 shares; A A Flockhart, 90,931 shares; M F Geoghegan, 464,757 shares; S K Green, 348,568 shares; and S T Gulliver, 100,998 shares. As a consequence, the fourth interim dividend for 2009 did not accrue on the forfeited shares.

3	Includes additional shares arising from scrip dividends.

Awards of Restricted Shares
HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

					Awards made during		Awards vested during
		Year in		Awards	period[1]		period[2]		Awards
		which		held at		Monetary		Monetary	held at
	Date of	awards		1 Jan		value		value	30 Jun
	award	may vest		2010	Number	£000	Number	£000	2010[3]
V H C Cheng	3 Mar 2008	2011		103,936	—	—	104,616	713	—
	2 Mar 2009	2012		493,545	—	—	—	—	501,641
	1 Mar 2010	2013		—	193,534	1,320	—	—	195,428

D J Flint	1 Mar 2010	2011-2013	[4]	—	307,917	2,100	—	—	310,931

A A Flockhart	31 Oct 2007	2010		64,621	—	—	—	—	65,681
	3 Mar 2008	2011		15,064	—	—	—	—	15,310
	2 Mar 2009	2012		498,124	—	—	—	—	506,296
	1 Mar 2010	2011-2013	[4]	—	297,746	2,031	—	—	300,660

M F Geoghegan	1 Mar 2010	2011-2013	[4]	—	586,510	4,000	—	—	592,251

S T Gulliver	5 Mar 2007	2009-2010	[4]	191,842	—	—	193,099	1,317	—
	3 Mar 2008	2009-2011	[4]	388,157	—	—	202,986	1,384	189,552
	1 Mar 2010	2011-2013	[4]	—	1,319,648	9,000	—	—	1,332,566
Vesting of Restricted Share awards is normally subject to the Director remaining an employee on the vesting date. The vesting date may be advanced to an earlier date in certain circumstances, e.g. death or retirement. Under the Securities and Futures Ordinance of Hong Kong, interests in Restricted Share awards granted in 2007 and 2008 are categorised as the interests of a beneficiary of a trust and interests in Restricted Share awards granted in 2009 and 2010 are categorised as the interests of a beneficial owner.

1	At the date of the award, 1 March 2010, the market value per share was £6.82.

2	At the date of vesting, 1 March 2010, the market value per share was £6.82. The market value per share on the dates of the awards, 5 March 2007 and 3 March 2008, was £8.96 and £7.90 respectively.

3	Includes additional shares arising from scrip dividends.

4	33 per cent of the award vests on each of the first and second anniversaries of the date of the award, with the balance vesting on the third anniversary of the date of the award.
No Directors held any short position as defined in the Securities and Futures Ordinance of Hong Kong in the shares and loan capital of HSBC and its associated corporations. Save as stated above, none of the Directors had an interest in any shares or debentures of HSBC or any associated corporation at the beginning or at the end of the period, and none of the Directors or members of their immediate families was awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the period. Since the end of the period, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:
Increase in Directors’ interests since 30 June 2010
HSBC Holdings ordinary shares of US$0.50

			Child
	Beneficial		under 18
	owner		or spouse[1]	Trustee[1]
V H C Cheng	11,875	[2]	1,653	—
J D Coombe	178	[1]	—	—
D J Flint	6,966	[3]	—	295
A A Flockhart	9,598	[4]	—	—
M F Geoghegan	18,157	[5]	—	—
S K Green	11,359	[6]	—	—
S T Gulliver	14,154	[7]	5	—
G Morgan	709	[1]	—	—
Sir Simon Robertson	75	[1]	—	—
Sir Brian Williamson	329	[1]	—	—

1	Scrip dividend.

2	Comprises scrip dividend on ordinary shares (4,245 shares) and on Performance Share and Restricted Share awards granted under the HSBC Share Plan (7,630 shares).

3	Comprises the automatic reinvestment of dividend income by an Individual Savings Account manager (45 shares), the acquisition of shares in the HSBC Holdings UK Share Incentive Plan through regular monthly contributions (19 shares), the automatic reinvestment of

HSBC HOLDINGS PLC
Additional Information (continued)
dividend income on shares held in the plan (20 shares) and scrip dividends on Performance Share and Restricted Share awards granted under the HSBC Share Plan (6,882 shares).

4	Comprises scrip dividend on ordinary shares (295 shares) and on Performance Share and Restricted Share awards granted under the HSBC Share Plan (9,303 shares).

5	Comprises scrip dividend on ordinary shares (3,213 shares) and on Performance Share and Restricted Share awards granted under the HSBC Share Plan (14,944 shares).

6	Comprises acquisition of shares in the HSBC Holdings UK Share Incentive Plan through regular monthly contributions (19 shares), the automatic reinvestment of dividend income on shares held in the plan (20 shares) and scrip dividends on Performance Share award granted under the HSBC Share Plan (11,320 shares).

7	Scrip dividend on Performance Share and Restricted Share awards granted under the HSBC Share Plan.
2	Employee share option plans
To help align the interests of employees with those of shareholders, share options are granted under all-employee share plans and discretionary awards of Performance Shares and Restricted Shares are made under the HSBC Share Plan. The following are particulars of outstanding employee share options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted at nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled by HSBC during the period. The options which were awarded, exercised or lapsed during the period are detailed in the tables below. Particulars of options held by Directors of HSBC Holdings are set out on page 236.
All-employee share option plans
The exercise period of the options awarded under all-employee share plans may be advanced to an earlier date in certain circumstances, for example on retirement, and may be extended in certain circumstances, for example on the death of a participant the executors may exercise the option up to six months beyond the normal exercise period. The middle market closing price per HSBC Holdings ordinary share quoted on the London Stock Exchange, as derived from the Daily Official List on 20 April 2010, the day before options were awarded in 2010, was £6.917. The options are exercisable at a 20 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, unless otherwise indicated.
HSBC Holdings Savings-Related Share Option Plan
HSBC Holdings ordinary shares of US$0.50

	Exercise			At	Awarded	Exercised	Lapsed	At
Date of	price	Exercisable		1 Jan	during	during	during	30 Jun
award	(£)	from	until	2010	period	period[1]	period	2010
21 Apr 2004	5.6399	1 Aug 2009	31 Jan 2010	1,699,603	—	379,098	1,317,575	2,930
24 May 2005	5.8205	1 Aug 2010	31 Jan 2011	2,298,128	—	37,157	35,593	2,225,378
26 Apr 2006	6.6870	1 Aug 2009	31 Jan 2010	2,217,423	—	237,630	1,976,565	3,228
26 Apr 2006	6.6870	1 Aug 2011	31 Jan 2012	1,162,904	—	7,153	67,614	1,088,137
25 Apr 2007	6.1760	1 Aug 2010	31 Jan 2011	1,625,920	—	35,016	80,938	1,509,966
25 Apr 2007	6.1760	1 Aug 2012	31 Jan 2013	1,350,019	—	11,898	77,026	1,261,095
30 Apr 2008	5.9397	1 Aug 2011	31 Jan 2012	2,034,844	—	26,276	179,953	1,828,615
30 Apr 2008	5.9397	1 Aug 2013	31 Jan 2014	1,784,690	—	6,235	101,014	1,677,441
29 Apr 2009	3.3116	1 Aug 2012	31 Jan 2013	31,928,740	—	185,001	1,722,095	30,021,644
29 Apr 2009	3.3116	1 Aug 2014	31 Jan 2015	30,464,057	—	78,664	1,115,406	29,269,987
21 Apr 2010	5.4573	1 Aug 2013	31 Jan 2014	—	3,971,170	—	17,811	3,953,359
21 Apr 2010	5.4573	1 Aug 2015	31 Jan 2016	—	2,212,133	—	5,977	2,206,156

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.73.
The fair value of options granted in the period under the Plan was US$15 million.

HSBC Holdings Savings-Related Share Option Plan: International
HSBC Holdings ordinary shares of US$0.50

	Exercise				At	Awarded	Exercised	Lapsed	At
Date of	price		Exercisable		1 Jan	during	during	during	30 Jun
award	(£)		from	until	2010	period	period[1]	period	2010
21 Apr 2004	5.6399		1 Aug 2009	31 Jan 2010	8,554	—	—	8,554	—
10 May 2004	5.6399		1 Aug 2009	31 Jan 2010	379,187	—	188,340	190,847	—
24 May 2005	5.8205		1 Aug 2010	31 Jan 2011	930,050	—	11,358	41,618	877,074
26 Apr 2006	6.6870		1 Aug 2009	31 Jan 2010	395,176	—	128,709	266,467	—
26 Apr 2006	6.6870		1 Aug 2011	31 Jan 2012	136,732	—	70	3,472	133,190
25 Apr 2007	6.1760		1 Aug 2010	31 Jan 2011	1,170,757	—	14,104	141,548	1,015,105
25 Apr 2007	6.1760		1 Aug 2012	31 Jan 2013	303,481	—	1,597	14,824	287,060
30 Apr 2008	5.9397		1 Aug 2011	31 Jan 2012	1,143,752	—	9,142	89,076	1,045,534
30 Apr 2008	5.9397		1 Aug 2013	31 Jan 2014	368,773	—	1,828	39,837	327,108
29 Apr 2009	3.3116		1 Aug 2010	31 Oct 2010	4,463,153	—	25,683	246,703	4,190,767
29 Apr 2009	3.3116		1 Aug 2012	31 Jan 2013	12,432,631	—	30,738	549,466	11,852,427
29 Apr 2009	3.3116		1 Aug 2014	31 Jan 2015	7,932,036	—	14,801	217,289	7,699,946
21 Apr 2010	5.4573		1 Aug 2011	31 Oct 2011	—	4,855,376	—	13,479	4,841,897
21 Apr 2010	5.4573		1 Aug 2013	31 Jan 2014	—	2,071,218	—	5,786	2,065,432
21 Apr 2010	5.4573		1 Aug 2015	31 Jan 2016	—	659,000	—	1,907	657,093

	(US$)
26 Apr 2006	11.6154		1 Aug 2009	31 Jan 2010	237,487	—	30,974	206,513	—
26 Apr 2006	11.6154		1 Aug 2011	31 Jan 2012	177,996	—	—	17,473	160,523
25 Apr 2007	12.0958		1 Aug 2010	31 Jan 2011	1,091,673	—	495	107,133	984,045
25 Apr 2007	12.0958		1 Aug 2012	31 Jan 2013	314,740	—	—	46,294	268,446
30 Apr 2008	11.8824		1 Aug 2011	31 Jan 2012	923,472	—	—	132,971	790,501
30 Apr 2008	11.8824		1 Aug 2013	31 Jan 2014	257,851	—	—	34,817	223,034
29 Apr 2009	5.1931	[2]	1 Aug 2010	31 Oct 2010	1,028,591	—	—	82,593	945,998
29 Apr 2009	4.8876		1 Aug 2010	31 Oct 2010	579,122	—	5,621	30,830	542,671
29 Apr 2009	4.8876		1 Aug 2012	31 Jan 2013	4,922,956	—	7,172	201,720	4,714,064
29 Apr 2009	4.8876		1 Aug 2014	31 Jan 2015	2,539,328	—	—	83,178	2,456,150
21 Apr 2010	8.1232		1 Aug 2011	31 Oct 2011	—	350,623	—	—	350,623
21 Apr 2010	8.6309	[2]	1 Aug 2011	31 Oct 2011	—	634,163	—	—	634,163
21 Apr 2010	8.1232		1 Aug 2013	31 Jan 2014	—	1,236,768	—	—	1,236,768
21 Apr 2010	8.1232		1 Aug 2015	31 Jan 2016	—	313,833	—	—	313,833

	(€	)
26 Apr 2006	9.5912		1 Aug 2009	31 Jan 2010	53,020	—	1,401	51,619	—
26 Apr 2006	9.5912		1 Aug 2011	31 Jan 2012	10,738	—	—	320	10,418
25 Apr 2007	9.0818		1 Aug 2010	31 Jan 2011	140,166	—	—	5,687	134,479
25 Apr 2007	9.0818		1 Aug 2012	31 Jan 2013	37,473	—	—	2,547	34,926
30 Apr 2008	7.5571		1 Aug 2011	31 Jan 2012	164,438	—	—	18,262	146,176
30 Apr 2008	7.5571		1 Aug 2013	31 Jan 2014	37,873	—	—	6,348	31,525
29 Apr 2009	3.6361		1 Aug 2010	31 Oct 2010	361,736	—	3,018	9,116	349,602
29 Apr 2009	3.6361		1 Aug 2012	31 Jan 2013	1,440,663	—	1,379	34,000	1,405,284
29 Apr 2009	3.6361		1 Aug 2014	31 Jan 2015	1,037,603	—	1,044	30,230	1,006,329
21 Apr 2010	6.0657		1 Aug 2011	31 Oct 2011	—	216,485	—	592	215,893
21 Apr 2010	6.0657		1 Aug 2013	31 Jan 2014	—	249,136	—	—	249,136
21 Apr 2010	6.0657		1 Aug 2015	31 Jan 2016	—	90,182	—	—	90,182

	(HK$)
26 Apr 2006	90.1414		1 Aug 2009	31 Jan 2010	154,477	—	5,623	148,854	—
26 Apr 2006	90.1414		1 Aug 2011	31 Jan 2012	50,894	—	—	6,823	44,071
25 Apr 2007	94.5057		1 Aug 2010	31 Jan 2011	165,096	—	—	13,711	151,385
25 Apr 2007	94.5057		1 Aug 2012	31 Jan 2013	57,205	—	—	9,038	48,167
30 Apr 2008	92.5881		1 Aug 2011	31 Jan 2012	97,011	—	—	12,687	84,324
30 Apr 2008	92.5881		1 Aug 2013	31 Jan 2014	57,554	—	—	6,615	50,939
29 Apr 2009	37.8797		1 Aug 2010	31 Oct 2010	5,537,853	—	63,161	264,083	5,210,609
29 Apr 2009	37.8797		1 Aug 2012	31 Jan 2013	23,530,423	—	55,169	633,305	22,841,949
29 Apr 2009	37.8797		1 Aug 2014	31 Jan 2015	21,287,729	—	27,197	385,365	20,875,167
21 Apr 2010	62.9770		1 Aug 2011	31 Oct 2011	—	3,017,668	—	—	3,017,668
21 Apr 2010	62.9770		1 Aug 2013	31 Jan 2014	—	1,573,724	—	—	1,573,724
21 Apr 2010	62.9770		1 Aug 2015	31 Jan 2016	—	565,737	—	—	565,737

1	The weighted average closing price of the shares immediately before the dates on which the options were exercised was £6.75.

2	Exercisable at a 15 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date.

HSBC HOLDINGS PLC
Additional Information (continued)
The fair value of options granted in the period under the Plan was US$37 million.
     Fair values of share options awarded under all-employee share option plans in 2010, measured at the date of grant of the option, are calculated using a Black-Scholes model.
     The expected life of options depends on the behaviour of option holders, which is incorporated into the option model on the basis of historic observable data. The fair values calculated are inherently subjective and uncertain due to the assumptions made and the limitations of the model used. The significant weighted average assumptions used to estimate the fair value of the options granted in 2010 were as follows:

	1-year	3-year	5-year
	savings-related	savings-related	savings-related
	share option	share option	share option
	plan	plans	plans
Risk-free interest rate (%)[1]	0.7	2.1	2.4
Expected life (years)[2]	1	3	5
Expected volatility (%)[3]	50	35	30

1	The risk-free interest rate was determined from the UK gilts zero-coupon yield curve for the HSBC Holdings Savings-Related Share Option Plan. A similar yield curve was used for the HSBC Holdings Savings-Related Share Option Plan: International.

2	Expected life is not a single input parameter but a function of various behavioural assumptions.

3	Expected volatility is estimated by considering historic average HSBC share price volatility and implied volatility for traded options over HSBC shares of similar maturity to those of the employee options.
     Expected dividend yield was determined to be 4.5 per cent per annum, in line with consensus analyst forecasts.
Discretionary share option plans
Discretionary share options were awarded under employee share plans until 2005. There have been no awards of discretionary options since 30 September 2005 save for an award by HSBC InvestDirect (India) Limited before it was acquired by HSBC as set out below. The exercise period of the options awarded under discretionary share incentive plans may be advanced to an earlier date in certain circumstances, for example on the sale of a business.
HSBC Holdings Executive Share Option Scheme1
HSBC Holdings ordinary shares of US$0.50

	Exercise			At	Exercised	Lapsed	At
	price	Exercisable		1 Jan	during	during	30 Jun
Date of award	(£)	from	until	2010	period[2]	period	2010
3 Apr 2000	6.5009	3 Apr 2003	3 Apr 2010	6,706,848	4,228,503	2,478,345	—

1	The HSBC Holdings Executive Share Option Scheme expired on 26 May 2000. No options have been granted under the Scheme since that date.

2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.85.
HSBC Holdings Group Share Option Plan1
HSBC Holdings ordinary shares of US$0.50

	Exercise			At	Exercised	Lapsed	At
	price	Exercisable		1 Jan	during	during	30 Jun
Date of award	(£)	from	until	2010	period[2]	period	2010
4 Oct 2000	8.4024	4 Oct 2003	4 Oct 2010	339,727	—	11,250	328,477
23 Apr 2001	7.5919	23 Apr 2004	23 Apr 2011	29,251,071	—	251,102	28,999,969
30 Aug 2001	7.1702	30 Aug 2004	30 Aug 2011	154,481	—	861	153,620
7 May 2002	7.3244	7 May 2005	7 May 2012	31,204,234	7,171	304,508	30,892,555
30 Aug 2002	6.4966	30 Aug 2005	30 Aug 2012	387,696	2,295	—	385,401
2 May 2003	6.0216	2 May 2006	2 May 2013	27,917,978	584,559	222,287	27,111,132
29 Aug 2003	7.0848	29 Aug 2006	29 Aug 2013	371,782	—	—	371,782
3 Nov 2003	7.9606	3 Nov 2006	3 Nov 2013	4,612,854	—	—	4,612,854
30 Apr 2004	7.2181	30 Apr 2007	30 Apr 2014	56,270,318	38,234	675,802	55,556,282
27 Aug 2004	7.5379	27 Aug 2007	27 Aug 2014	324,947	—	—	324,947
20 Apr 2005	7.2869	20 Apr 2008	20 Apr 2015	6,884,397	—	125,082	6,759,315

1	The HSBC Holdings Group Share Option Plan expired on 26 May 2005. No options have been granted under the Plan since that date.

2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.88.

HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

	Exercise			At	Exercised	Lapsed	At
	price	Exercisable		1 Jan	during	during	30 Jun
Date of award	(£)	from	until	2010	period	period	2010
30 Sep 2005	7.9911	30 Sep 2008	30 Sep 2015	86,046	—	—	86,046
Subsidiary company share plans
HSBC France and subsidiary company
When it was acquired in 2000, HSBC France and one of its subsidiary companies, HSBC Private Bank France, operated employee share option plans under which options could be granted over their respective shares. No further options will be granted under either of these companies’ plans. The following are details of options to acquire shares in HSBC France and HSBC Private Bank France.
HSBC France
Shares of €5

				At	Exercised	Lapsed	At
	Exercise	Exercisable		1 Jan	during	during	30 Jun
Date of award	price (€)	from	until	2010	period	period	2010
12 Apr 2000	142.50	1 Jan 2002	12 Apr 2010	604,250	—	604,250	—
HSBC Private Bank France
Shares of €2

				At	Exercised	Lapsed	At
Date of	Exercise	Exercisable		1 Jan	during	during	30 Jun
award	price (€)	from	until	2010	period[1]	period	2010[1]
10 Mar 2000	12.44	27 Jun 2004	31 Dec 2010	4,420	—	—	4,420
15 May 2001	20.80	15 May 2002	15 May 2011	141,525	—	—	141,525
1 Oct 2002	22.22	2 Oct 2005	1 Oct 2012	145,575	—	—	145,575

1	Following exercise of the options, the HSBC Private Bank France shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 2.099984 HSBC Holdings ordinary shares for each HSBC Private Bank France share. At 30 June 2010, The CCF Employee Benefit Trust 2001 held 998,783 HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of these options.
HSBC Finance
Following the acquisition of HSBC Finance in 2003, all outstanding options and equity-based awards over HSBC Finance common shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for the acquisition of HSBC Finance (2.675 HSBC Holdings ordinary shares for each HSBC Finance common share) and the exercise prices per share were adjusted accordingly. No further options will be granted under any of these plans.
     The following are details of options and equity-based awards to acquire shares in HSBC Holdings. At 30 June 2010, the HSBC (Household) Employee Benefit Trust 2003 held 2,642,279 HSBC Holdings ordinary shares and 1,455 American Depositary Shares, each of which represents five ordinary shares, which may be used to satisfy the exercise of employee share options.

HSBC HOLDINGS PLC
Additional Information (continued)
HSBC Finance: 1996 Long-Term Executive Incentive Compensation Plan
HSBC Holdings ordinary shares of US$0.50

	Exercise			At	Exercised	Lapsed	At
	price	Exercisable		1 Jan	during	during	30 Jun
Date of award	(US$)	from	until	2010	period	period	2010
8 Feb 2000	11.56	8 Feb 2001	8 Feb 2010	76,741	—	76,741	—
30 Jun 2000	13.68	30 Jun 2001	30 Jun 2010	30,805	—	—	30,805
13 Nov 2000	16.03	13 Nov 2001	13 Nov 2010	6,573,623	—	—	6,573,623
12 Nov 2001	18.62	12 Nov 2002	12 Nov 2011	8,688,288	—	—	8,688,288
20 Nov 2002	9.29	20 Nov 2003	20 Nov 2012	2,736,502	—	—	2,736,502
HSBC Bank Bermuda
Following the acquisition of HSBC Bank Bermuda in 2004, all outstanding options over HSBC Bank Bermuda shares were converted into rights to receive HSBC Holdings ordinary shares based on the consideration of US$40 for each HSBC Bank Bermuda share and the average closing price of HSBC Holdings ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days preceding the closing date of the acquisition. No further options will be granted under any of these plans.
     The following are details of options to acquire shares in HSBC Holdings. At 30 June 2010 the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 2,108,830 HSBC Holdings ordinary shares which may be used to satisfy the exercise of employee share options.
HSBC Bank Bermuda: Executive Share Option Plan 1997
HSBC Holdings ordinary shares of US$0.50

	Exercise			At	Exercised	Lapsed	At
	price	Exercisable		1 Jan	during	during	30 Jun
Date of award	(US$)	from	until	2010	period[1]	period	2010
4 Feb 2000	6.28	4 Feb 2001	4 Feb 2010	25,739	4,781	20,958	—
1 Jun 2000	6.13	1 Jun 2001	1 Jun 2010	70,744	—	70,744	—
31 Jul 2000	8.81	31 Jul 2001	31 Jul 2010	31,837	—	—	31,837
11 Jan 2001	12.44	11 Jan 2002	11 Jan 2011	61,901	—	—	61,901

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.89.
HSBC Bank Bermuda: Share Option Plan 2000
HSBC Holdings ordinary shares of US$0.50

	Exercise			At	Exercised	Lapsed	At
	price	Exercisable		1 Jan	during	during	30 Jun
Date of award	(US$)	from	until	2010	period	period	2010
11 Jan 2001	12.44	11 Jan 2002	11 Jan 2011	154,753	—	—	154,753
6 Feb 2001	14.30	6 Feb 2002	6 Feb 2011	637,501	—	—	637,501
29 Mar 2001	13.41	29 Mar 2002	29 Mar 2011	310	—	—	310
16 Apr 2001	13.57	16 Apr 2002	16 Apr 2011	619	—	—	619
6 Jun 2001	15.99	6 Jun 2002	6 Jun 2011	9,285	—	—	9,285
16 Jul 2001	14.70	16 Jul 2002	16 Jul 2011	17,133	—	—	17,133
28 Aug 2001	13.41	28 Aug 2002	28 Aug 2011	15,476	—	—	15,476
26 Sep 2001	11.15	26 Sep 2002	26 Sep 2011	401,863	—	—	401,863
30 Jan 2002	13.59	30 Jan 2003	30 Jan 2012	1,407	—	—	1,407
5 Feb 2002	14.02	5 Feb 2003	5 Feb 2012	848,626	—	—	848,626
10 Jul 2002	13.80	10 Jul 2003	10 Jul 2012	14,069	—	—	14,069
4 Feb 2003	9.32	4 Feb 2004	4 Feb 2013	142,082	—	—	142,082
21 Apr 2003	10.33	21 Apr 2004	21 Apr 2013	7,842	—	—	7,842

HSBC Bank Bermuda: Directors’ Share Option Plan
HSBC Holdings ordinary shares of US$0.50

	Exercise			At	Exercised	Lapsed	At
	price	Exercisable		1 Jan	during	during	30 Jun
Date of award	(US$)	from	until	2010	period	period	2010
28 Mar 2001	13.73	28 Mar 2002	28 Mar 2011	12,380	—	3,095	9,285
3 Apr 2002	13.95	3 Apr 2003	3 Apr 2012	22,508	—	5,627	16,881
30 Apr 2003	10.66	30 Apr 2004	30 Apr 2013	5,627	—	5,627	—
HSBC InvestDirect (India) Limited
When it was acquired in 2008, HSBC InvestDirect (India) Limited, formerly IL&FS Investsmart Limited, operated an employee share option plan. Under the plan, the options vested one year from the date of grant in equal tranches over three years. The exercise period is a maximum of seven years from the date of vesting. Following the acquisition, all outstanding options vested on 18 November 2008. No further options will be granted under this plan. The following are details of the outstanding options to acquire shares in HSBC InvestDirect (India) Limited.
HSBC InvestDirect (India) Limited: Employee Stock Option Scheme 2006

	Exercise			At	Exercised	Lapsed	At
	price	Exercisable		1 Jan	during	during	30 Jun
Date of award	(Rs)	from	until	2010	period[1]	period	2010
19 Nov 2007	180	18 Nov 2008	17 Nov 2015	873,000	746,500	—	126,500

1	The weighted average closing price of the shares, as quoted on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited, immediately before the dates on which options were exercised was Rs306.13 and Rs305.01 respectively.
3	Notifiable interests in share capital

As at 30 June 2010, the following disclosures of major holdings of voting rights had been received by the Company (and have not been subsequently amended or withdrawn) pursuant to the requirements of rule 5 of the FSA Disclosure Rules and Transparency Rules:
•	Barclays PLC gave notice on 17 April 2007 that it had an indirect interest on 16 April 2007 in 518,233,657 HSBC Holdings ordinary shares, representing 4.47 per cent of the total voting rights at that date.

•	Legal & General Group Plc gave notice on 3 March 2010 that it had a direct interest on 2 March 2010 in 696,986,631 HSBC Holdings ordinary shares, representing 4 per cent of the total voting rights at that date and gave notice on 9 March 2010 that on 8 March 2010 its holding of HSBC ordinary shares fell to 3.99 per cent of the total voting rights at that date.
     As at 30 June 2010, according to the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong:
•	JPMorgan Chase & Co. gave notice on 27 May 2010 that on 25 May 2010 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,131,969,644 shares, a short position of 60,224,375 shares and a lending pool of 835,769,343 shares, each representing 6.46 per cent, 0.34 per cent and 4.77 per cent respectively of the ordinary shares in issue at that date.

•	BlackRock, Inc. gave notice on 25 June 2010 that on 21 June 2010 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,046,847,742 shares and a short position of 5,515,403 shares, each representing 5.98 per cent and 0.03 per cent respectively of the ordinary shares in issue at that date.
4	Dealings in HSBC Holdings shares

Except for dealings as intermediaries by HSBC Bank, HSBC Financial Products (France) SNC and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither HSBC Holdings nor any subsidiary undertaking has bought, sold or redeemed any securities of HSBC Holdings during the six months to 30 June 2010.

HSBC HOLDINGS PLC
Additional Information (continued)
5	First interim dividend for 2010

The first interim dividend for 2010 of US$0.08 per ordinary share was paid on 7 July 2010.
6	Second interim dividend for 2010

The Directors have declared a second interim dividend for 2010 of US$0.08 per ordinary share. The second interim dividend will be payable on 6 October 2010 to holders of record on 19 August 2010 on the Hong Kong Overseas Branch Register and 20 August 2010 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 27 September 2010, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 1 September 2010 and elections must be received by 22 September 2010.
     The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 6 October 2010 to the holders of record on 20 August 2010. The dividend will be payable in cash in euros at the exchange rate quoted on 27 September 2010, and with a scrip dividend alternative. Particulars of these arrangements will be announced through Euronext Paris on 16 August and 25 August 2010.
     The dividend will be payable on ADSs each of which represents five ordinary shares, on 6 October 2010 to holders of record on 20 August 2010. The dividend of US$0.40 per ADS will be payable in cash, in US dollars and with a scrip dividend alternative of new ADSs. Particulars of these arrangements will be mailed to holders on or about 1 September 2010. Elections must be received by the depositary on or before 15 September 2010. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.
     HSBC Holdings ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 18 August 2010. The ADSs will be quoted ex-dividend in New York on 18 August 2010.
     Removals of ordinary shares may not be made to or from the Hong Kong Overseas Branch Register on Friday 20 August 2010. Accordingly any person who wishes to remove shares to the Hong Kong Overseas Branch Register must lodge the removal request with the Principal Registrar in the United Kingdom or the Bermuda Branch Registrar by 4.00 pm on Wednesday 18 August 2010; any person who wishes to remove shares from the Hong Kong Overseas Branch Register must lodge the removal request with the Hong Kong Branch Registrar by 4.00 pm on Thursday 19 August 2010.
     Any person who has acquired ordinary shares registered on the Hong Kong Overseas Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00 pm on Thursday 19 August 2010 in order to receive the dividend.
     Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 20 August 2010 in order to receive the dividend.
     Any person who has acquired ordinary shares registered on the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00 pm on Friday 20 August 2010 in order to receive the dividend.
     Transfers of ADSs must be lodged with the depositary by 12 noon on 20 August 2010 in order to receive the dividend.

7	Proposed interim dividends for 2010

The Board has adopted a policy of paying quarterly dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for dividends payable on the ordinary shares in respect of 2010 that have not yet been declared are:

	Third interim	Fourth interim
	dividend for 2010	dividend for 2010
Announcement	1 November 2010	28 February 2011
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	17 November 2010	16 March 2011
ADSs quoted ex-dividend in New York	17 November 2010	16 March 2011
Record date in Hong Kong	18 November 2010	17 March 2011
Record date in London, New York, Paris and Bermuda[1]	19 November 2010	18 March 2011
Payment date	12 January 2011	5 May 2011

1	Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates.
8	Interim Management Statement
An Interim Management Statement is expected to be issued on 5 November 2010.
9	Final results
The results for the year to 31 December 2010 will be announced on Monday 28 February 2011.
10	Corporate governance
HSBC is committed to high standards of corporate governance.
     HSBC Holdings has complied throughout the six months to 30 June 2010 with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council and the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
     The Board of HSBC Holdings has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers (‘Hong Kong Model Code’) set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period.
     There have been no material changes to the information disclosed in the Annual Report and Accounts 2009 in respect of the number and remuneration of employees, remuneration policies, bonus and share option plans and training schemes.
     The biographies of Directors on pages 198 to 203 include changes during 2010 and the updated information required pursuant to rule 13.51B (1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
11	Telephone and online share dealing service
For shareholders on the Principal Register who are resident in the UK, Channel Islands or Isle of Man with a UK, Channel Islands or Isle of Man postal address, and who hold an HSBC Bank personal current account, the HSBC InvestDirect sharedealing service is available for buying and selling HSBC Holdings ordinary shares. Details are available from: HSBC InvestDirect, PO Box 1683, Frobisher House, Nelson Gate, Southampton, SO15 9DG, UK telephone : 08456 080 848, Overseas telephone: + 44 (0) 1226 261090, Textphone: 18001 08456 088 877, web: www.hsbc.co.uk/shares.

HSBC HOLDINGS PLC
Additional Information (continued)
12	Stock codes
HSBC Holdings plc ordinary shares trade under the following stock codes:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HBC
Euronext Paris	HSB
Bermuda Stock Exchange	HSBC
13	Copies of the Interim Report 2010 and shareholder enquiries and communications
Further copies of the Interim Report 2010 may be obtained from Group Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; from Internal Communications, HSBC-North America, 26525 North Riverwoods Boulevard, Mettawa, Illinois 60045, USA; or from the HSBC website, www.hsbc.com.
     Shareholders may at any time choose to receive corporate communications in printed form or to receive a notification of their availability on HSBC’s website. To receive future notifications of a corporate communication on HSBC’s website by email, or revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you provide an email address to receive electronic communications from HSBC you will also receive notifications of your dividend entitlements by email. If you received a notification of the availability of this document on HSBC’s website and would like to receive a printed copy, or would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrars at the address given below. Printed copies will be provided without charge.
     Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, lost share certificates or dividend cheques, should be sent to the Registrars at the address given below. The Registrars offer an online facility, Investor Centre, which enables shareholders to manage their shareholding electronically.

Principal Register	Hong Kong Overseas Branch Register	Bermuda Overseas Branch Register

Computershare Investor Services PLC	Computershare Hong Kong	Investor Relations Team
The Pavilions	Investor Services Limited	HSBC Bank Bermuda Limited
Bridgwater Road	Hopewell Centre	6 Front Street
Bristol BS99 6ZZ	Rooms 1712-1716, 17th Floor	Hamilton HM 11
United Kingdom	183 Queen’s Road East	Bermuda
Hong Kong

Telephone: 44 (0) 870 702 0137	Telephone: 852 2862 8555	Telephone: 1 441 299 6737
Email via website:	Email: hsbc.ecom@computershare.com.hk	Email: hbbm.investor.relations@hsbc.bm
www.investorcentre.co.uk/contactus

Investor Centre:	Investor Centre:	Investor Centre:
www.investorcentre.co.uk	www.computershare.com/hk/investors	www.computershare.com/investor/bm
     Any enquiries relating to ADSs should be sent to the Depositary, The Bank of New York Mellon, at:

BNY Mellon Shareowner Services	Telephone (US): 1 877 283 5786
PO Box 358516	Telephone (international): 1 201 680 6825
Pittsburgh	Email: shrrelations@bnymellon.com
PA 15252-8516	Website: www.bnymellon.com/shareowner
USA
Any enquiries relating to shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, should be sent to the paying agent:
HSBC France
103 avenue des Champs Elysées
75419 Paris Cedex 08
France
Telephone: 33 1 40 70 22 56
Email: ost-agence-des-titres-hsbc-reims.hbfr-do@hsbc.fr
Website: www.hsbc.fr

     A Chinese translation of this and future documents may be obtained on request from the Registrars. Please also contact the Registrars if you have received a Chinese translation of this document and do not wish to receive such translations in the future.
     Persons whose shares are held on their behalf by another person may have been nominated to receive communications from HSBC pursuant to section 146 of the UK Companies Act 2006 (‘nominated persons’). The main point of contact for nominated persons remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to nominated persons’ personal details and holding (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC’s Registrars. The only exception is where HSBC, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.

HSBC HOLDINGS PLC
Glossary

Term	Brief description

ABS[1]	Asset-backed security
ADS	American Depositary Share
Advance	HSBC Advance, a global banking proposition for the mass-affluent segment of customers
ALCO	Asset and Liability Management Committee
ARM	Adjustable-rate mortgage
Bank Ekonomi	PT Bank Ekonomi Raharja Tbk
Bank of Communications	Bank of Communications Co., Limited, mainland China’s fourth largest bank by market capitalisation
Bao Viet	Bao Viet Holdings
Barion	Barion Funding Limited, a term funding vehicle
Basel Committee	Basel Committee on Banking Supervision
Basel I	1988 Basel Capital Accord
Basel II1	2006 Basel Capital Accord
CARD Act	Credit Card Accountability, Responsibility and Disclosure Act, US
CDO[1]	Collateralised debt obligation
CDPC	Credit derivative product company
CDS[1]	Credit default swap
CGU	Cash generating unit
CNAV[1]	Constant Net Asset Value
Combined Code	Combined Code on Corporate Governance issued by the Financial Reporting Council
CP1	Commercial paper
CPI	Consumer price index
CRD	Capital Requirements Directive
CRR[1]	Customer risk rating
DPF	Discretionary participation feature of insurance and investment contracts
DTR	Disclosure Rules and Transparency Rules of the FSA, UK
EAD[1]	Exposure at default
Enhanced VNAV[1]	Enhanced Variable Net Asset Value
EU	European Union
Fannie Mae	Federal National Mortgage Association, US
Freddie Mac	Federal Home Loan Mortgage Corporation, US
FSA	Financial Services Authority, UK
FTSE	Financial Times — Stock Exchange index
G20	Leaders, Finance Ministers and Central Bank Governors of the Group of Twenty
GDP	Gross domestic product
Ginnie Mae	Government National Mortgage Association, US
Global Markets	HSBC’s treasury and capital markets services in Global Banking and Markets
GMO	Group Management Office
Group	HSBC Holdings together with its subsidiary undertakings
Hang Seng Bank	Hang Seng Bank Limited, the third largest bank listed in Hong Kong by market capitalisation
HFC	HFC Bank Limited, the UK-based consumer finance business acquired through the acquisition by HSBC of HSBC Finance
HIBOR	Hong Kong Interbank Offer Rate
HNAH	HSBC North America Holdings Inc.
Hong Kong	The Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc, formerly Midland Bank plc

Term	Brief description

HSBC Bank Bermuda	HSBC Bank Bermuda Limited, formerly The Bank of Bermuda Limited
HSBC Bank Malaysia	HSBC Bank Malaysia Berhad
HSBC Bank Middle East	HSBC Bank Middle East Limited, formerly The British Bank of the Middle East
HSBC Bank Panama	HSBC Bank (Panama) S.A., formerly Grupo Banistmo S.A.
HSBC Bank USA	HSBC’s retail bank in the US. From 1 July 2004, HSBC Bank USA, N.A. (formerly HSBC Bank USA, Inc.)
HSBC Finance	HSBC Finance Corporation, the US consumer finance company (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary, formerly CCF S.A.
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC Mexico	HSBC México S.A., the commercial banking subsidiary of Grupo Financiero HSBC, S.A. de C.V.
HSBC Private Bank (Suisse)	HSBC Private Bank (Suisse) S.A., HSBC’s private bank in Switzerland (merged with HSBC Guyerzeller Bank in 2009)
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRSs	International Financial Reporting Standards
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China
IRB[1]	Internal ratings-based
ISDA	International Swaps and Derivatives Association
KPMG	KPMG Audit Plc and its affiliates
LGD[1]	Loss given default
LIBOR	London Interbank Offer Rate
M&S Money	Marks and Spencer Retail Financial Services Holdings Limited
Mainland China	People’s Republic of China excluding Hong Kong
Malachite	Malachite Funding Limited, a term funding vehicle
Mazarin	Mazarin Funding Limited, an asset-backed CP conduit
MBS[1]	Mortgage-backed security
Monoline[1]	Monoline insurance company
MSCI	Morgan Stanley Capital International index
MTN[1]	Medium-term note
NYSE	New York Stock Exchange
OFT	Office of Fair Trading, UK
OTC[1]	Over-the-counter
PD1	Probability of default
Performance Shares	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to corporate performance conditions
Ping An Insurance	Ping An Insurance (Group) Company of China, Limited, the second-largest life insurer in the PRC
PPI	Payment protection insurance product
Premier	HSBC Premier, HSBC’s premium global banking service
PVIF	Present value of in-force long-term insurance business
Repo	Sale and repurchase transaction
Restricted Shares
Awards of Restricted Shares define the number of HSBC Holdings ordinary shares to which the employee will become entitled, generally between one and three years from the date of the award, and normally subject to the individual remaining in employment

Reverse repo	Security purchased under commitments to sell
RMM	Risk Management Meeting of the Group Management Board
RWA[1]	Risk-weighted asset
S&P	Standard and Poor’s rating agency
SEC	Securities and Exchange Commission, US

HSBC HOLDINGS PLC
Glossary (continued)

Term	Brief description

SIC[1]	Securities investment conduit
SIV[1]	Structured investment vehicle
SME	Small and medium-sized enterprise
Solitaire	Solitaire Funding Limited, a special purpose entity managed by HSBC
SPE[1]	Special purpose entity
STIP	Short-term income protection insurance product
The Hongkong and Shanghai Banking Corporation	The Hongkong and Shanghai Banking Corporation Limited, the founding member of the HSBC Group
UAE	United Arab Emirates
UK	United Kingdom
US	United States
VAR[1]	Value at risk
VNAV	Variable Net Asset Value

1	For full definitions, see pages 251 to 256.

Term	Definition

Alt-A
A US description for loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria. US credit scores, as well as the level and completeness of mortgage documentation held (such as whether there is proof of income), are considered when determining whether classification as Alt-A is appropriate.

Arrears
Customers are said to be in arrears (or in a state of delinquency) when they are behind in fulfilling their obligations, with the result that an outstanding loan is unpaid or overdue. When a customer is in arrears, the total outstanding loans on which payments are overdue are described as delinquent.

Asset-backed securities (‘ABS’s)
Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages.

Back-testing	A statistical technique used to monitor and assess the accuracy of a model, and how that model would have performed had it been applied in the past.
Basel II	The capital adequacy framework issued by the Basel Committee on Banking Supervision in June 2006 in the form of the ‘International Convergence of Capital Measurement and Capital Standards’.
Collateralised debt obligation (‘CDO’)
A security issued by a third party which references ABSs and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

Collectively assessed impairment	Impairment assessment on a collective basis for homogeneous groups of loans that are not considered individually significant.
Commercial paper (‘CP’)
An unsecured, short-term debt instrument issued by a corporation, typically for the financing of accounts receivable, inventories and meeting short-term liabilities. The debt is usually issued at a discount, reflecting prevailing market interest rates.

Commercial real estate	Any real estate investment, comprising buildings or land, intended to generate a profit, either from capital gain or rental income.
Conduits
A vehicle that holds ABSs such as mortgages, vehicle finance loans and credit card loans which is financed by short-term debt normally issued in the form of commercial paper which is collateralised by the asset-backed debt.

Constant net asset value fund (‘CNAV’)	A fund that prices its assets on an amortised cost basis, subject to the amortised book value of the portfolio remaining within 50 basis points of its market value.
Contractual maturities	The date on which the final payment (principal or interest) of any financial instrument is due to be paid, at which point all the remaining outstanding principal and interest have been repaid.
Core tier 1 capital
The highest quality form of regulatory capital that comprises total shareholders’ equity and related non-controlling interests, less goodwill and intangible assets and certain other regulatory adjustments.

Credit default swap
A derivative contract whereby a buyer pays a fee to a seller in return for receiving a payment in the event of a defined credit event (e.g. bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency) on an underlying obligation (which may or may not be held by the buyer).

HSBC HOLDINGS PLC
Glossary (continued)

Term	Definition

Credit derivative product companies	Independent companies that specialise in selling credit default protection on corporate exposures in the form of credit derivatives.
Credit enhancements	Facilities used to enhance the creditworthiness of financial obligations and cover losses due to asset default.
Credit risk
Risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises mainly from direct lending, trade finance and leasing business, but also from products such as guarantees, derivatives and debt securities.

Credit risk adjustment	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties.
Credit risk mitigation	A technique to reduce the credit risk associated with an exposure by application of credit risk mitigants such as collateral, guarantee and credit protection.
Customer deposits	Money deposited by account holders. Such funds are recorded as liabilities.
Customer risk rating	A scale of 22 grades measuring internal obligor probability of default.
Debt restructuring
A restructuring by which the terms and provisions of outstanding debt agreements are changed. This is often done in order to improve cash flow and the ability of the borrower to repay the debt. It can involve altering the repayment schedule as well as debt or interest charge reduction.

Debt securities	Assets on the Group’s balance sheet representing certificates of indebtedness of credit institutions, public bodies or other undertakings, excluding those issued by central banks.
Debt securities in issue	Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposits.
Delinquency	See ‘Arrears’.
Economic capital	The internally calculated capital requirement which is deemed necessary by HSBC to support the risks to which it is exposed at a confidence level consistent with a target credit rating of AA.
Economic profit
The difference between the return on financial capital invested by shareholders (‘return on invested capital’) and the cost of that capital. Economic profit may be expressed as a whole number or as a percentage.

Enhanced variable net asset value funds	Funds that price their assets on a fair value basis. Consequently, prices may change from one day to the next.
Expected loss (‘EL’)
A regulatory calculation of the amount expected to be lost on an exposure using a 12-month time horizon and downturn loss estimates. EL is calculated by multiplying the Probability of Default (a percentage) by the Exposure at Default (an amount) and Loss Given Default (a percentage).

Exposure	A claim, contingent claim or position which carries a risk of financial loss.
Exposure at default (‘EAD’)
The amount expected to be outstanding after any credit risk mitigation, if and when the counterparty defaults. EAD reflects drawn balances as well as allowance for undrawn amounts of commitments and contingent exposures.

Term	Definition

Fair value adjustment
An adjustment to the fair value of a financial instrument which is determined using a valuation technique (level 2 and level 3) to include additional factors that would be considered by a market participant that are not incorporated within the valuation model.

First lien
A security interest granted over an item of property to secure the repayment of a debt that places its holder first in line to collect repayment from the sale of the underlying collateral in the event of a default on the debt.

Funded exposures	A funded exposure is one where the notional amount of a contract is or has been exchanged.
Funding risk	A form of liquidity risk arising when the liquidity needed to fund illiquid asset positions cannot be obtained at the expected terms and when required.
Impaired loans	Loans where the Group does not expect to collect all the contractual cash flows or expects to collect them later than they are contractually due.
Impairment allowances	Management’s best estimate of losses incurred in the loan portfolios at the balance sheet date.
Individually assessed impairment	Exposure to loss is assessed on all individually significant accounts and all other accounts that do not qualify for collective assessment.
Insurance risk
A risk, other than a financial risk, transferred from the holder of a contract to the insurance provider. The principal insurance risk is that, over time, the combined cost of claims, administration and acquisition of the contract may exceed the aggregate amount of premiums received and investment income.

Internal Capital Adequacy Assessment Process	The Group’s own assessment of the levels of capital that it needs to hold through an examination of its risk profile from regulatory and economic capital viewpoints.
Internal Model Method	One of three approaches defined by Basel II to determine exposure values for counterparty credit risk.
Internal ratings-based approach (‘IRB’)	A method of calculating credit risk capital requirements using internal, rather than supervisory, estimates of risk parameters.
Invested capital	Equity capital invested in HSBC by its shareholders.
IRB advanced approach	A method of calculating credit risk capital requirements using internal PD, LGD and EAD models.
IRB foundation approach	A method of calculating credit risk capital requirements using internal PD models but with supervisory estimates of LGD and conversion factors for the calculation of EAD.
ISDA Master agreement	Standardised contract developed by International Swaps and Derivatives Association used as an umbrella under which bilateral derivatives contracts are entered into.
Level 1 — quoted market price	Financial instruments with quoted prices for identical instruments in active markets.
Level 2 — valuation technique using observable inputs
Financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.

Level 3 — valuation technique with significant unobservable inputs	Financial instruments valued using valuation techniques where one or more significant inputs are unobservable.

HSBC HOLDINGS PLC
Glossary (continued)

Term	Definition

Leveraged finance	Funding provided for entities with higher than average indebtedness, which typically arises from sub-investment grade acquisitions or event-driven financing.
Liquidity risk
The risk that HSBC does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. This risk arises from mismatches in the timing of cash flows.

Loan modification	A process by which the terms of a loan are modified either temporarily or permanently, including changes to the rate and/or the payment. Modification may also lead to a re-ageing of the account.
Loan-to-value ratio (‘LTV’)
A mathematical calculation that expresses the amount of the loan as a percentage of the value of security. A high LTV indicates that there is less cushion to protect the lender against house price falls or increases in the loan if repayments are not made and interest is added to the outstanding loan balance.

Loans past due	Loans on which repayments are overdue.
Loss given default (‘LGD’)	The estimated ratio (percentage) of the loss on an exposure to the amount outstanding at default (EAD) upon default of a counterparty.
Market risk	The risk that movements in market risk factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices, will reduce income or portfolio values.
Medium-term notes (‘MTN’s)	Notes issued by corporates across a range of maturities. MTNs are frequently issued by corporates under MTN Programmes whereby notes are offered on a regular and continuous basis to investors.
Monoline insurers
Entities which specialise in providing credit protection to the holders of debt instruments in the event of default by the debt security counterparty. This protection is typically held in the form of derivatives such as CDSs referencing the underlying exposures held.

Mortgage-backed securities (‘MBS’s)
Securities that represent interests in groups of mortgages, which may be on residential or commercial properties. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). When the MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class.

Mortgage-related assets	Assets which are referenced to underlying mortgages.
Mortgage vintage	The year a mortgage was originated.
Negative equity mortgages	Negative equity is the value of the asset less the outstanding balance on the loan. It arises when the value of the property purchased is below the balance outstanding on the loan.
Net interest income	The amount of interest received or receivable on assets net of interest paid or payable on liabilities.
Net principal exposure	The gross principal amount of assets that are not protected by CDSs. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.
Non-conforming mortgages
Mortgages that do not meet normal lending criteria, e.g. where the normal level of documentation has not been provided or where increased risk factors are present, such as poor credit history, result in lending at a rate that is higher than the normal lending rate.

Operational risk	The risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events, including legal risk.
Over-the-counter (‘OTC’)	A bilateral transaction (e.g. derivatives) that is not exchange traded and valued using valuation models.

Term	Definition

Performance Shares	Awards of HSBC Holdings ordinary shares under employee share plans that are subject to the achievement of corporate performance conditions.
Prime	A US description for mortgages granted to the most creditworthy category of borrowers.
Private equity investments
Equity securities in operating companies not quoted on a public exchange, often involving the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity.

Probability of default (‘PD’)	The probability that an obligor will default within a one-year time horizon.
Regulatory capital	The capital which HSBC holds, determined in accordance with rules established by the FSA for the consolidated Group and by local regulators for individual Group companies.
Renegotiated loans	Loans whose terms have been renegotiated and are treated as up to date loans for measurement purposes once the minimum number of payments required under the new arrangements have been received.
Restricted Shares	Awards of HSBC Holdings ordinary shares to which employees will normally become entitled, generally between one and three years, subject to remaining an employee.
Retail loans	Money loaned to individuals rather than institutions. This includes both secured and unsecured loans such as mortgages and credit card balances.
Risk appetite	An assessment of the types and quantum of risks to which HSBC wishes to be exposed.
Risk-weighted assets (‘RWA’s)	Calculated by assigning a degree of risk expressed as a percentage (risk weight) to an exposure in accordance with the applicable Standardised or IRB approach rules.
Second lien
A security interest granted over an item of property to secure the repayment of a debt that is issued against the same collateral as a first lien but that is subordinate to it. In the case of default, repayment for this debt will only be received after the first lien has been repaid.

Securities investment conduits (‘SIC’s)
Special purpose entities established to remove the risk of a forced sale of assets previously held by Structured Investment Vehicles (‘SIV’s). The entities invest in a diversified portfolio of interest-earning assets, predominantly funded through the issue of commercial paper, medium-term notes and sale and repurchase agreements.

Securitisation
A transaction or scheme whereby the credit risk associated with an exposure, or pool of exposures, is tranched and where payments to investors in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures. A traditional securitisation involves the transfer of the exposures being securitised to an SPE which issues securities. In a synthetic securitisation, the tranching is achieved by the use of credit derivatives and the exposures are not removed from the balance sheet of the originator.

Structured Investment Vehicles (‘SIV’s)
Special purpose entities which invest in diversified portfolios of interest-earning assets, generally funded through issues of commercial paper, medium-term notes and other senior debt to take advantage of the spread differentials between the assets in the SIV and the funding cost.

HSBC HOLDINGS PLC
Glossary (continued)

Term	Definition

Special purpose entities (‘SPE’s)
A corporation, trust or other non-bank entity, established for a narrowly defined purpose, including for carrying on securitisation activities. The structure of the entity and activities are intended to isolate the obligations of the SPE from those of the originator and the holders of the beneficial interests in the securitisation.

Standardised approach
In relation to credit risk, a method for calculating credit risk capital requirements using External Credit Assessment Institutions (‘ECAI’) ratings and supervisory risk weights. In relation to operational risk, a method of calculating the operational capital requirement by the application of a supervisory defined percentage charge to the gross income of eight specified business lines.

Structured finance / notes
An instrument whose return is linked to the level of a specified index or the level of a specified asset. The return on a structured note can be linked to equities, interest rates, foreign exchange, commodities or credit. Structured notes may or may not offer full or partial capital protection in the event of a decline in the underlying index or asset.

Student loan related assets	Securities with collateral relating to student loans.
Subordinated liabilities	Liabilities which rank after the claims of other creditors of the issuer in the event of insolvency or liquidation.
Sub-prime
A US description for customers with high credit risk, for example those who have limited credit histories, modest incomes, high debt-to-income ratios, high loan-to-value ratios (for real estate secured products) or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit-related problems.

Tier 1 capital
A component of regulatory capital, comprising core tier 1 and other tier 1 capital. Other tier 1 capital includes qualifying hybrid capital instruments such as non-cumulative perpetual preference shares and innovative tier 1 securities.

Tier 2 capital
A component of regulatory capital, comprising qualifying subordinated loan capital, related non-controlling interests, allowable collective impairment allowances and unrealised gains arising on the fair valuation of equity instruments held as available-for-sale. Tier 2 capital also includes reserves arising from the revaluation of properties.

Troubled debt restructuring
A US description for restructuring a debt whereby the creditor for economic or legal reasons related to a debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.

Unfunded exposures	An exposure where the notional amount of a contract has not been exchanged.
Value-at-risk (‘VAR’)
A technique that measures the loss that could occur on risk positions as a result of adverse movements in market risk factors (e.g. rates, prices, volatilities) over a specified time horizon and to a given level of confidence.

Wholesale loans	Money loaned to sovereign borrowers, banks, non-bank financial institutions and corporate entities.
Write-down	Reduction in the carrying value of an asset due to impairment or fair value movements.
Wrong-way risk	An adverse correlation between the counterparty’s probability of default and the mark-to-market value of the underlying transaction.

HSBC HOLDINGS PLC
Index

Accounting policies 103, 213
Areas of special interest 148
Asset-backed securities 97, 101, 102, 105, 179
Assets
by customer group 30
by geographical region 46, 231
financial assets designated at fair value 220
held in custody and under administration 29
maturity analysis 227
movement in 26
non-current assets held for sale 226
trading 219
Associates and joint ventures 24
Balance sheet
consolidated 26, 206
data 31, 33, 38, 39, 41, 43, 48, 53, 56, 65, 69, 73, 76, 80, 84, 88, 92
movement 26
underlying/reported reconciliation 28
Basis of preparation 30, 212
Business (and financial) highlights 31, 33, 35, 39
Business performance review
Europe 49
Hong Kong 57
Latin America 89
Middle East 74
North America 81
Rest of Asia-Pacific 66
Capital
future developments 192
management 189
measurement and allocation 190
structure 193
Cash flow
consolidated statement 207
notes 229
projected scenario analysis 174
Cautionary statement regarding forward-looking statements 4
Challenges 11, 138
Client assets 39
Collateral 142
Commercial Banking 33
Commitments to lend 136
Comparative information 213
Compliance with IFRSs 212
Composition of group (changes in) 213
Constant currency 12
Contents 1, 212
Contingent liabilities, contractual commitments and financial guarantee contracts 230
Copies of the Interim Report 2010 246
Corporate governance 136, 245
Credit quality 159

Credit risk 141
credit exposure 141, 142
Customer accounts 47, 56, 64, 72, 79, 87
Customer groups and global businesses 30
Daily distribution of trading revenues 178
Dealings in HSBC Holdings shares 243
Defined terms — Inside front cover
Derivatives 144
by product contract type 221
hedging instruments 222
trading and credit 222
Directors
biographies 198
interests 235
Dividends 214, 244
Earnings per share 3, 204, 214
Economic briefing
Europe 49
Hong Kong 57
Latin America 88
Middle East 73
North America 79
Rest of Asia-Pacific 64
Economic profit/(loss) 25
Equity 27, 208
Equity securities available for sale 180
Estimates and assumptions 213
Europe
balance sheet data 46, 48, 53
business performance review 49
challenges in regulation and supervision 139
customer accounts 47
economic briefing 49
impairment allowances 164
loans and advances 47, 124
profit before tax 46, 47, 48, 53
risk-weighted assets 46
Events after the balance sheet date 232
Fair values
of financial instruments at fair value 18, 114
of financial instruments not at fair value 123
valuation bases 116
Fee income (net) 16
Final results 245
Financial assets
designated at fair value 220
reclassification 98
Financial highlights 2, 31, 33, 35, 39, 41
Financial investments 224
Financial liabilities designated at fair value 227
Footnotes 95, 137, 196, 211
Foreclosed properties in US 159
Foreign exchange rates 3
Funds under management 28
Future accounting developments 213

HSBC HOLDINGS PLC
Index (continued)

Gains less losses from financial investments 19
Geographical regions 46
Global Banking and Markets 35
ABSs classified as AFS 101
management view 36
Goodwill impairment 231
Group Chief Executive’s Review 5
Group Managing Directors 203
Hong Kong
balance sheet data 46, 56, 60
business performance review 57
economic briefing 57
impairment allowances 164
loans and advances 56, 124
profit before tax 46, 56, 60
risk-weighted assets 46
HSBC Finance 174
Impairment
allowances and charges 164
available-for-sale assets 102
by geographical region 164, 169
by industry 166
charges and other credit risk provisions 21
impaired loans 164, 169, 170
Income from financial instruments designated at fair value (net) 18
Income statement (consolidated) 14, 204
Insurance
balance sheet by type of contract 187
claims incurred and movement in liabilities to policyholders (net) 21 net earned premiums 19
liabilities under contracts issued 186
risk management 185
Interest income (net) 15
sensitivity 180
Interest rate repricing gap 182
Interim Management Statement 245
Interim Report 2010 232
Latin America
balance sheet data 46, 88, 92
business performance review 89
customer accounts 87
economic briefing 88
impairment allowances 164
loans and advances 87, 124, 147
profit before tax 46, 87, 88, 92
risk-weighted assets 46
Legal risk 184
Leveraged finance transactions 102, 113, 136
Liabilities
financial liabilities designated at fair value 227
maturity analysis 227
movement in 27
trading 227

Liquidity and funding 172
contingent liquidity risk 174
Litigation 231
Loans and advances
by country/region 47, 56, 64, 72, 79, 87, 124
by credit quality 159
by industry sector 145
delinquency in the US 157
exposure 144
impaired 164, 170
mortgage lending 152
past due but not impaired 162
personal lending 150
potential problem loans 171
renegotiated 158
to banks/customers 145, 220
unimpaired loans contractually past due 90 days or more 170
wholesale lending 148
within Rest of Asia-Pacific, Middle East and Latin America 147
Loan impairment charges and other credit risk provisions 21
Market risk 175, 192
measures applicable to parent 182
Market turmoil
accounting policies 103
asset-backed securities 98, 101, 102, 105
business model 102
disclosure policy 97
exposures 98, 103, 110, 129
financial effect 100
impact on liquidity risk 175
impact of market risk 177
reclassification of financial assets 99
special purpose entities 101, 125, 134
Middle East
balance sheet data 46, 73, 76
business performance review 74
customer accounts 72
economic briefing 73
impairment allowances 164
loans and advances 72, 124, 147
profit/(loss) before tax 46, 72, 73, 76
risk-weighted assets 46
Money market funds 130
Monoline insurers 111
Mortgage lending 152
Non-trading portfolios 179
North America
balance sheet data 46, 80, 84
business performance review 81
challenges in regulation and supervision (US) 140
customer accounts 79

economic briefing 79
impairment allowances 164
loans and advances 79, 124, 147
profit/(loss) before tax 46, 79, 80, 84
risk-weighted assets 46
Notifiable interests in share capital 243
Off-balance sheet arrangements 136
Operating expenses 23
Operating income (net) 231
Operating income (other) 20
Operational risk 183, 192
‘Other’ customer group 41
Pension scheme 182
Personal Financial Services 31
Pillar 1, 2 and 3 191, 192
Post-employment benefits 215
Potential problem loans 171
Principal activities 11
Private Banking 39
Profit before tax
attributable 215
by country 47, 63, 72, 79, 87
by customer group 30, 31, 33, 35, 39, 41, 43, 53, 60, 69, 76, 84, 92 by geographical region 46, 48, 53, 56, 60, 65, 69, 73, 76, 80, 84, 88, 92, 231
consolidated 204
data 3
underlying/reported reconciliations 11, 13, 32, 34, 37, 40, 42, 49, 52, 57, 59, 66, 68, 74, 75, 81, 83, 89, 91
Ratios
advances to core funding 173
capital 3
cost efficiency 3, 24
credit coverage 3
earnings to combined fixed charges 29
efficiency and revenue mix 3
financial 3
performance 3
stressed one month coverage 173
Regulation and supervision (challenges) 138
Related parties 29
Reputational risk 184
Rest of Asia-Pacific
balance sheet data 46, 65, 69
business performance review 66
customer accounts 64
economic briefing 64
impairment allowances 164
loans and advances 64, 124, 147
profit before tax 46, 63, 65, 69
risk-weighted assets 46

Risk elements, analysis of 171
Risk elements in the loan portfolio 170
Risk management 103, 140
compliance 184
contingent liquidity 174
credit 141
credit spread 179
foreign exchange 183
gap 179
insurance operations 185
legal 184
liquidity and funding 172
market 175, 192
operational 183, 192
pension 182
reputational 184
security and fraud 184
Risk-weighted assets 46, 194
Securities held for trading 144
Securitisation 192
Segmental analysis 231
Sensitivity 175
projected net interest income 180
Share capital — notifiable interests 243
Shareholder enquiries 246
Share information 4
Share option plans
discretionary share incentive plans 240
subsidiary company plans
HSBC Bank Bermuda 242
HSBC Finance 241
HSBC France 241
Directors’ interests 235
employee share option plans 238
Sovereign risk 148
Special purpose entities 101, 125, 134, 136
Staff numbers 23
Statement of comprehensive income (consolidated) 205
Stock codes 246
Strategic direction 11
Stress testing 176
Tax expense 217
Telephone and online share-dealing service 245
Total shareholder return 4
Trading
assets 219
derivatives 222
income (net) 17
liabilities 227
portfolios 178
Troubled debt restructurings 170
Underlying performance 12
Value at risk 176
Wholesale lending 148